



PROXY STATEMENT + ANNUAL REPORT

FISCAL YEAR 2022





To Our Shareholders:

GoPro celebrated our 20-year anniversary in 2022, and it's been inspiring to consider how far we've come from our first product, a 35mm film camera designed to be worn on the wrist while surfing, to today – one of the world's most popular brands serving millions of the world's most active, creative, and inspired humans.

The strength of our brand and our subscription-based business strategy was evident in 2022, helping us deliver impressive results despite the macroeconomic headwinds that confronted most consumer facing businesses throughout the year. We certainly had our fair share of challenges, but we're proud of how our employees and partners executed to help deliver 2022 revenue of $1.09 billion along with GAAP EPS of $0.18 and non-GAAP EPS of $0.47. The year 2022 was our fourth consecutive profitable year on a non-GAAP basis and we generated $95 million of EBITDA, or 9% of revenue, using a portion of those proceeds to repurchase $40 million of Class A common stock.

Our high-margin subscription business continued to serve as a powerful financial engine, contributing meaningfully to our bottom line and, importantly, building lifetime value (LTV) into our model as the GoPro subscription has become increasingly synonymous with being a GoPro camera owner. In 2022, we grew GoPro subscribers 43% year-over-year to 2.25 million, exceeding our annual target of 2.2 million subscribers. Our subscription business is now approximately $100 million in annual recurring revenue with gross margin of 70-80%. The future of GoPro is subscription-based and we're laser-focused on what we believe is a significant high-margin growth opportunity.

Our 2023 strategy is to maintain GoPro's ongoing profitability while investing in long-term growth opportunities that we believe will position GoPro well for when the global economy recovers. This includes investing in the people, technology, and innovation that we believe will drive subscriber growth, retention, and ultimately, LTV.

As I reflect on our 20 years in business, I'm most proud of the innovation GoPro has become known for, as well as our purpose – serving the world's most active and creative people with digital imaging solutions that help them capture and share their lives in exciting ways. This purpose combines with the strength of our brand, our people, and our subscription-based business model to give us confidence that we are well positioned for the future – despite near-term challenges that we and many businesses are facing in 2023. In the meantime, we're innovating towards an exciting tomorrow, where we believe GoPro will serve significantly more people than we do today.

Many thanks and cheers to the future,



Nicholas Woodman

Founder, Chairman and Chief Executive Officer



GoPro, Inc.
3025 Clearview Way
San Mateo, CA 94402
(650) 332-7600
gopro.com

Investor Relations
investor.gopro.com



April 26, 2023

Dear Stockholders:

You are cordially invited to attend the 2023 Annual Meeting of Stockholders of GoPro, Inc., which will be held virtually on Tuesday, June 6, 2023 at 11:30 a.m. (Pacific Time). The virtual Annual Meeting can be accessed by visiting *www.virtualshareholdermeeting.com/GPRO2023*, where you will be able to listen to the meeting live, submit questions and vote online. We believe that a virtual stockholder meeting provides greater access to those who may want to attend and therefore have chosen this over an in-person meeting.

The matters expected to be acted upon at the virtual Annual Meeting are described in detail in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement.

Your vote is important. Whether or not you plan to attend the meeting, please cast your vote as soon as possible by Internet or telephone, or by completing and returning the enclosed proxy card in the postage-prepaid envelope to ensure that your shares will be represented. Your vote by written proxy will ensure your representation at the Annual Meeting regardless of whether you attend the virtual meeting or not. Returning the proxy does not deprive you of your right to attend the meeting and to vote your shares at the virtual meeting.

We look forward to your attendance at our virtual Annual Meeting.

Sincerely,

Nicholas Woodman
Chief Executive Officer

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR
THE STOCKHOLDER MEETING TO BE HELD ON JUNE 6, 2023 AT 11:30 A.M. (PACIFIC TIME):
THIS PROXY STATEMENT AND THE ANNUAL REPORT ARE AVAILABLE AT
*www.proxyvote.com***

GOPRO, INC.
3025 Clearview Way
San Mateo, California 94402
────────────

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Our Stockholders:

NOTICE IS HEREBY GIVEN that the 2023 Annual Meeting of Stockholders of GoPro, Inc. will be held virtually on Tuesday, June 6, 2023, at 11:30 a.m. (Pacific Time). The virtual Annual Meeting can be accessed by visiting *www.virtualshareholdermeeting.com/GPRO2023*, where you will be able to listen to the meeting live, submit questions and vote online.

We are holding the meeting for the following purposes, which are more fully described in the accompanying proxy statement:

1. To elect nine directors, all of whom are currently serving on our board of directors, each to serve until the next annual meeting of stockholders and until his or her successor has been elected and qualified, or until his or her earlier death, resignation, or removal.

Nicholas Woodman	Shaz Kahng	Susan Lyne
Tyrone Ahmad-Taylor	Kenneth Goldman	Frederic Welts
Peter Gotcher	Alexander Lurie	Lauren Zalaznick

2. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2023.

3. To hold a non-binding, advisory vote on the resolution to approve executive compensation.

4. To approve the GoPro Inc. 2024 Equity Incentive Plan.

5. To approve the GoPro Inc. 2024 Employee Stock Purchase Plan.

In addition, stockholders may be asked to consider and vote upon such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

Only stockholders of record at the close of business on April 10, 2023 are entitled to notice of, and to vote at, the virtual meeting and any adjournments or postponements thereof. For ten days prior to the meeting, a complete list of the stockholders entitled to vote at the virtual meeting will be available for examination by any stockholder for any purpose germane to the meeting during ordinary business hours at our headquarters.

Your vote as a GoPro, Inc. stockholder is very important. Each share of GoPro Class A common stock that you own represents one vote and each share of GoPro Class B common stock that you own represents ten votes. For questions regarding your stock ownership, contact your brokerage firm or other entity that holds your shares or, if you are a registered holder, our transfer agent, American Stock Transfer & Trust Company, LLC, by calling (800) 937-5449, by writing to 6201 15th Avenue, Brooklyn, New York 11219 or by e-mailing HelpAST@equiniti.com.

By Order of the Board of Directors,

Nicholas Woodman
Chief Executive Officer
San Mateo, California
April 26, 2023

YOUR VOTE IS IMPORTANT

WHETHER OR NOT YOU PLAN TO ATTEND THE VIRTUAL ANNUAL MEETING, WE ENCOURAGE YOU TO VOTE AND SUBMIT YOUR PROXY BY INTERNET, BY TELEPHONE OR BY MAIL. FOR ADDITIONAL INSTRUCTIONS ON VOTING BY TELEPHONE OR THE INTERNET, PLEASE REFER TO YOUR PROXY CARD. TO VOTE AND SUBMIT YOUR PROXY BY MAIL, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE. IF YOU ATTEND THE VIRTUAL ANNUAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE VIA THE VIRTUAL MEETING WEBSITE. IF YOU HOLD YOUR SHARES THROUGH AN ACCOUNT WITH A BROKERAGE FIRM, BANK OR OTHER NOMINEE, PLEASE FOLLOW THE INSTRUCTIONS YOU RECEIVE FROM YOUR ACCOUNT MANAGER TO VOTE YOUR SHARES.

GOPRO, INC.
PROXY STATEMENT FOR THE 2023 ANNUAL MEETING OF STOCKHOLDERS
Table of Contents

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GOPRO, INC.
3025 Clearview Way
San Mateo, California 94402

_____

PROXY STATEMENT FOR THE 2023 ANNUAL MEETING OF STOCKHOLDERS

_____

April 26, 2023

INFORMATION ABOUT SOLICITATION AND VOTING

The accompanying proxy is solicited on behalf of the board of directors of GoPro, Inc. ("**GoPro**") for use at GoPro's 2023 Annual Meeting of Stockholders to be held virtually on June 6, 2023, at 11:30 a.m. (Pacific Time) ("**Annual Meeting**"), and any adjournment or postponement of the Annual Meeting. The Annual Meeting can be accessed by visiting *www.virtualshareholdermeeting.com/GPRO2023*, where you will be able to listen to the meeting live, submit questions and vote online. The Notice of Internet Availability of Proxy Materials and this proxy statement for the Annual Meeting ("**Proxy Statement**") and the accompanying form of proxy were first distributed and made available on the Internet to stockholders on or about April 26, 2023. GoPro's annual report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 10, 2023 ("**Annual Report**") will be available with this Proxy Statement by following the instructions in the Notice of Internet Availability of Proxy Materials.

INTERNET AVAILABILITY OF PROXY MATERIALS

In accordance with U.S. Securities and Exchange Commission ("**SEC**") rules, we are using the Internet as our primary means of furnishing proxy materials to stockholders. Consequently, most stockholders will not receive paper copies of our proxy materials. We will instead send these stockholders a Notice of Internet Availability of Proxy Materials with instructions for accessing the proxy materials, including our Proxy Statement and Annual Report, and voting via the Internet. The Notice of Internet Availability of Proxy Materials also provides information on how stockholders may obtain paper copies of our proxy materials if they so choose. We believe this rule makes the proxy distribution process more efficient and less costly and helps in conserving natural resources.

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Purpose of the Annual Meeting

At the Annual Meeting, stockholders will act upon the proposals described in this Proxy Statement.

Record Date; Quorum

Only holders of record of our Class A common stock and Class B common stock at the close of business on April 10, 2023, ("**Record Date**") will be entitled to vote at the Annual Meeting. At the close of business on the Record Date, we had 129,698,597 shares of Class A common stock and 26,258,546 shares of Class B common stock outstanding and entitled to vote.

The holders of a majority of the voting power of the shares of our Class A common stock and Class B common stock (voting together as a single class) entitled to vote at the Annual Meeting as of the Record Date must be present at the Annual Meeting in order to hold the Annual Meeting and conduct business under our Bylaws and Delaware state law. This presence is called a quorum. Your shares are counted as present at the Annual Meeting if you are present and vote online at the Annual Meeting or if you have properly submitted a proxy.

Voting Rights; Required Vote

In deciding all matters at the Annual Meeting, each holder of shares of our common stock is entitled to one vote for each share of Class A common stock held and ten votes for each share of Class B common stock held as of the close of business on the Record Date. We do not have cumulative voting rights for the election of directors. You may vote all shares owned by you as of the Record Date, including (i) shares held directly in your name as the stockholder of record, and (ii) shares held for you as the beneficial owner in street name through a brokerage firm, bank, trustee, or other nominee.

Stockholder of Record: Shares Registered in Your Name. If, on the Record Date, your shares were registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the Annual Meeting or vote by telephone, by Internet, or by filling out and returning the proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee. If, on the Record Date, your shares were held in an account with a brokerage firm, bank, trustee or other nominee, then you are the beneficial owner of the shares held in street name. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account, and your nominee has enclosed or provided voting instructions for you to use in directing it on how to vote your shares. However, the organization that holds your shares is the stockholder of record for purposes of voting at the Annual Meeting. Because you are not the stockholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote the shares at the Annual Meeting.

- **Proposal No. 1 – Election of Directors.** Each director will be elected by a plurality of the votes cast, which means that the nine individuals nominated for election to the board of directors at the Annual Meeting receiving the highest number of "FOR" votes will be elected. You may either vote "FOR" one or any of the nominees or "WITHHOLD" your vote with respect to one or any of the nominees.

- **Proposal No. 2 – Ratification of Appointment of Independent Registered Accounting Firm.** Ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2023 will be obtained if the number of votes cast "FOR" the proposal at the Annual Meeting exceeds the number of votes "AGAINST" the proposal.

- **Proposal No. 3 - Advisory Vote to Approve Executive Compensation.** Approval on a non-binding, advisory basis of the executive compensation of our Named Executive Officers ("**NEOs**") will be obtained if the number of votes cast "FOR" the proposal at the Annual Meeting exceeds the number of votes "AGAINST" the proposal.

- **Proposal No. 4 - Approval of the GoPro, Inc. 2024 Equity Incentive Plan**. Approval of the GoPro, Inc. 2024 Equity Incentive Plan (the "**2024 EIP**"). The 2024 EIP will be approved if a majority of votes cast at the Annual Meeting vote "FOR" its approval.

- **Proposal No. 5 - Approval of the GoPro, Inc. 2024 Employee Stock Purchase Plan**. Approval of the GoPro, Inc. 2024 Employee Stock Purchase Plan (the "**2024 ESPP**"). The 2024 ESPP will be approved if a majority of votes cast at the Annual Meeting vote "FOR" its approval.

The Effect of Withheld Votes, Broker Non-Votes and Abstentions. Broker non-votes occur when shares held by a broker for a beneficial owner are not voted either because (i) the broker did not receive voting instructions from the beneficial owner or (ii) the broker lacked discretionary authority to vote the shares. Abstentions occur when shares present at the Annual Meeting are marked "abstain." A broker is entitled to vote shares held for a beneficial owner on "routine" matters, such as the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2023, without instructions from the beneficial owner of those shares. A proxy submitted by a stockholder may indicate that the shares represented by the proxy are not being voted (stockholder withholding) with respect to a particular matter. On the other hand, absent instructions from the beneficial owner of such shares, a broker is not entitled to vote shares held for a beneficial owner on "non-routine" matters. All the other proposals presented at the Annual Meeting are non-routine matters. Broker non-votes, stockholder withholding, and abstentions are counted for purposes of determining whether a quorum is present but have no effect on the outcome of the matters voted upon except where brokers can exercise discretion on "routine" matters. Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual Meeting.

Recommendations of the Board of Directors on Each of the Proposals Scheduled to be Voted on at the Annual Meeting

The board of directors recommends that you vote "FOR" each of the directors named in this Proxy Statement ("**Proposal 1**"), "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2023 ("**Proposal 2**"), "FOR" the approval of the compensation of our Named Executive Officers ("**Proposal 3**"), "FOR" the approval of the 2024 EIP ("**Proposal 4**"), and "FOR" the approval of the 2024 ESPP ("**Proposal 5**").

None of the directors or executive officers has any substantial interest in any matter to be acted upon, other than elections to office with respect to the directors so nominated and other than as referenced in Proposal 4 and Proposal 5.

Voting Instructions; Voting of Proxies

If you are a stockholder of record, you may:

- <u>Vote via the Annual Meeting website</u> - any stockholder can attend the Annual Meeting by visiting *www.virtualshareholdermeeting.com/GPRO2023*, where stockholders may vote and submit questions during the meeting. The Annual Meeting starts at 11:30 a.m. (Pacific Time) on June 6, 2023. Please have your 16-Digit Control Number to join the Annual Meeting. Instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at *www.proxyvote.com*;

- Vote via telephone or Internet - in order to do so, please follow the instructions shown on your proxy card; or

- Vote by mail - complete, sign and date the proxy card enclosed herewith and return it before the Annual Meeting in the envelope provided.

Votes submitted by telephone or Internet must be received by 11:59 p.m. (Eastern Time) on June 5, 2023. Submitting your proxy, whether via the Internet, by telephone, or by mail, will not affect your right to vote in person should you decide to attend the Annual Meeting. If you are not the stockholder of record, please refer to the voting instructions provided by your nominee to direct your nominee on how to vote your shares. You may either vote "FOR" all of the nominees to the board of directors, or you may "WITHHOLD" your vote from all nominees or any nominee you specify. For Proposals 2, 3, 4 and 5 you may vote "FOR" or "AGAINST" or "ABSTAIN" from voting. Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted.

All proxies will be voted in accordance with the instructions specified on the proxy card. If you sign a physical proxy card and return it without instructions as to how your shares should be voted on a particular proposal at the Annual Meeting, your shares will be voted in accordance with the recommendations of our board of directors stated above.

If you do not vote and you hold your shares in street name, and your broker does not have discretionary power to vote your shares, your shares may constitute "broker non-votes" (as described above) and will not be counted in determining the number of shares necessary for approval of the proposals. However, shares that constitute broker non-votes will be counted for the purpose of establishing a quorum for the Annual Meeting.

If you receive more than one proxy card, this is because your shares are registered in more than one name or are registered in different accounts. To make certain all your shares are voted, please follow the instructions included on each proxy card and vote each proxy card by telephone or the Internet. If voting by mail, please complete, sign and return each proxy card to ensure that all your shares are voted.

Expenses of Soliciting Proxies

GoPro will pay the expenses of soliciting proxies. Following the original mailing of the soliciting materials, GoPro and its agents, including directors, officers and other employees, without additional compensation, may solicit proxies by mail, electronic mail, telephone, by other similar means, or in person. Following the original mailing of the soliciting materials, GoPro will request brokers, custodians, nominees and other record holders to forward copies of the soliciting materials to persons for whom they hold shares and to request authority for the exercise of proxies. In such cases, GoPro, upon the request of the record holders, will reimburse such holders for their reasonable expenses. If you choose to access the proxy materials through the Internet, you are responsible for any Internet access charges you may incur.

Revocability of Proxies

A stockholder who has given a proxy may revoke it at any time before it is exercised at the Annual Meeting by:

- delivering to the Corporate Secretary of GoPro (by any means) a written notice stating that the proxy is revoked;

- signing and delivering a proxy bearing a later date;

- voting again by telephone or Internet; or

- attending and voting at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to revoke a proxy, you must contact that firm to revoke any prior voting instructions.

Voting Results

Voting results will be tabulated and certified by the inspector of elections appointed for the Annual Meeting. The preliminary voting results will be announced at the Annual Meeting. The final results will be tallied by the inspector of elections and filed by GoPro with the Securities and Exchange Commission ("**SEC**") in a current report on Form 8-K within four business days of the Annual Meeting.

Information regarding our Virtual Meeting

You will be able to attend the Annual Meeting virtually at *www.virtualshareholdermeeting.com/GPRO2023*, where you will be able to vote electronically and submit questions during the meeting.

You will be able submit a question during the Annual Meeting via our virtual stockholder meeting website, *www.virtualshareholdermeeting.com/GPRO2023.* If your question is properly submitted during the relevant portion of the meeting agenda, our Vice President of Corporate Communications will lead the Q&A session and a response to appropriate questions will be provided during the live webcast. A webcast replay of the 2022 Annual Meeting, including the Q&A session, will also be archived on *www.virtualshareholdermeeting.com/GPRO2023*.

If we experience technical difficulties during the virtual meeting (e.g., a temporary or prolonged power outage), our Chairman will determine whether the meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any situation, we will promptly notify stockholders of the decision via *www.virtualshareholdermeeting.com/GPRO2023.*

If you encounter technical difficulties accessing our meeting or asking questions during the meeting, a support line will be available on the login page of the virtual meeting website.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD;
CORPORATE GOVERNANCE STANDARDS AND DIRECTOR INDEPENDENCE

GoPro is strongly committed to good corporate governance practices. These practices provide an important framework within which our board of directors and management can pursue our strategic objectives for the benefit of our stockholders. Our board of directors has adopted Corporate Governance Guidelines ("**Corporate Governance Guidelines**") that set forth the role of our board of directors, director independence standards, board structure and functions, director selection considerations, and other governance policies. In addition, our board of directors has adopted written charters for its standing committees (audit, compensation and leadership, and nominating and governance), as well as a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our board of directors generally reviews each of the Corporate Governance Guidelines, the committee charters, and the Code of Business Conduct and Ethics annually and implements changes as appropriate. The Corporate Governance Guidelines, the committee charters, and the Code of Business Conduct and Ethics, and any waivers or amendments to the Code of Business Conduct and Ethics, are all available on our Investor Relations website in the "Corporate Governance" section.

Board Leadership Structure

Our Corporate Governance Guidelines provide that our board of directors may choose its chairperson in any way that it considers to be in the best interests of our company. Our nominating and governance committee periodically considers the leadership structure of our board of directors, including the separation of the chairperson and chief executive officer roles and/or appointment of a lead independent director of our board of directors, and makes such recommendations to our board of directors as our nominating and governance committee deems appropriate. Our Corporate Governance Guidelines also provide that, when the positions of chairperson and chief executive officer are held by the same person, the independent directors may designate a "lead independent director." In cases in which the chairperson and chief executive officer are the same person, the responsibilities of the lead independent director include: scheduling and preparing agendas for meetings of the independent directors; serving as a liaison between the chief executive officer and the independent directors; being available, under appropriate circumstances, for consultation and direct communication with stockholders; ensuring our board of directors is fulfilling its oversight responsibilities in strategy, risk oversight and succession planning; and performing such other functions and responsibilities as requested by our board of directors from time to time.

Currently, our board of directors believes that it is in the best interest of our company and our stockholders for our Chief Executive Officer, Mr. Woodman, to serve as both Chief Executive Officer and Chairman given his knowledge of our company, industry, and strategic vision. Because Mr. Woodman has served and continues to serve in both these roles, our board of directors appointed Kenneth Goldman to serve as our lead independent director in April 2017. As lead independent director, Mr. Goldman presided over regularly scheduled meetings at which only our independent directors were present to foster open and honest communication, served as a liaison between the Chairman and the independent directors, and performed such additional duties as our board of directors may otherwise determine and delegate. Our board of directors believes that its independence and oversight of management is maintained effectively through this leadership structure, the composition of our board of directors and sound corporate governance policies and practices.

Our Board of Directors' Role in Risk Oversight

Our board of directors is primarily responsible for overseeing our risk management processes. Our board of directors, as a whole, determines the appropriate level of risk for GoPro, assesses the specific risks that we face and reviews management's strategies for adequately mitigating and managing the identified risks. Although our board of directors administers this risk management oversight function, the committees of our board of directors support our board of directors in discharging its oversight duties and address risks inherent in their respective areas. The audit committee reviews our major financial risk exposures and the steps management has taken to monitor and control such exposures, including our procedures and related policies with respect to risk assessment and risk management. The compensation and leadership committee reviews risks and exposures associated with compensation plans and programs, including incentive plans. The nominating and corporate governance committee assists the board in fulfilling its oversight responsibilities with respect to the management of risks associated with our overall governance practices and the leadership structure of the board of directors (as described above under "Board Leadership Structure"). Our board of directors is kept informed of each committee's risk oversights and other activities via regular reports of the committee chairs to the full board of directors.

Our board of directors believe that its current leadership structure supports the risk oversight function of our board by providing for open communication between our management team and our board of directors. In addition, independent directors chair the various committees involved in assisting with risk oversight, and all directors are involved in the risk oversight function. We believe this division of responsibilities is an effective approach for addressing the risks we face and that our board leadership structure supports this approach.

Board Oversight of Environmental, Social and Governance ("ESG") Matters

In November 2022, the Company published its inaugural Sustainability Report detailing its commitment to ESG matters, which is available in the Corporate Social Responsibility section of our website. The publication of the Sustainability Report was a 2022 goal of our senior leadership team, and the Report was the result of cross-functional collaboration among an internal team who coordinated multi-year goals and provided periodic progress reports to the senior leadership team.

As outlined in the report, our board of directors recognizes the importance of environmental, social and governance issues and is committed to maintaining high ethical standards, upholding our corporate values, and implementing environmentally and socially responsible business practices. General oversight of ESG is the responsibility of the nominating and corporate governance committee. The other committees, and our board of directors, oversee ESG topics related to their respective areas of responsibility. For example, the compensation and leadership committee has oversight responsibility of human capital management activities, including talent management and development, talent acquisition, employee engagement and diversity, equity and inclusion. The management of key non-financial risks and opportunities, such as workforce inclusion and development, social impact, and environmental sustainability, are critical components in the Company's long-term performance and strategy. Information contained on or connected to our Corporate Social Responsibility website is not incorporated by reference into this proxy statement and should not be considered a part of this proxy statement or any other filing with the SEC.

<u>Environmental</u>

Reusable Renewable Packaging: GoPro reduced the amount of plastic used in camera packaging and logistics from 39% in our HERO8 cameras to less than 2% in our HERO11 cameras, including replacing our iconic camera plastic-jewel case with a plastic-free, reusable hard carrying case. We believe this is a good example of creating a tangible consumer benefit while also reducing environmental impact.   GoPro is committed to this approach going forward, amplifying the impact on our efforts to be more sustainable while also delivering value to our customers.

With the fall 2022 launch of our latest flagship camera, HERO11, we replaced the plastic bag surrounding the camera with a paper wrap. The purpose of the plastic bags has been to protect the products in transit; we've proven this can be done in a new and more environmentally friendly way. We made the same transition and changes to our HERO11 stand-alone battery packaging, replacing the plastic wrap with paper to protect battery connectors, while supporting access to certifications and regulatory markings for customs. In 2021, we transitioned to paper hangtags for accessories, and beginning in 2022, our newly designed apparel is shipped in paper rather than plastic bags.

Office Workplace Footprint: The Company is mindful of the day-to-day consumption of natural resources. Our California-based headquarters is LEED Certified and compliant with Energy Efficiency Standards. We strive to minimize energy consumption by outfitting our US offices with high-efficiency lighting, occupancy lighting sensors and maintaining our HVAC schedules to adapt to seasonal and occupancy requirements.

<u>Social</u>

Human Capital Management: Our board of directors and the compensation and leadership committee have responsibility for specific areas of human capital management oversight. The compensation and leadership committee periodically reviews and discusses with our management team the Company's executive succession planning and human capital management activities including, among other things, matters related to talent management and development, talent acquisition, employee engagement and diversity and inclusion. The full board annually reviews all of these topics as well . Our management team is responsible for ensuring that our policies and processes reflect and reinforce our desired corporate culture.

Talent Acquisition: GoPro strives to eliminate barriers that prevent equity and access and is focused on raising awareness and implementing strategic recruiting practices to serve as the foundation for our diverse workforce, which includes partnering with a diversity recruiting platform. Our job postings include inclusive language, and we periodically measure and evaluate our progress.

Employee Engagement: To gain an understanding of morale and enthusiasm within our global workforce, the Company solicits feedback every six months through an employee survey. The Company utilizes other opportunities to connect with employees via all-hands meetings both virtually and in-person and through various internal platforms to enhance employee engagement. Tracking engagement within our employee community helps the Company understand what's driving the positive aspects of GoPro culture and where the Company can improve. We believe these efforts to improve

our hybrid work environment has positively impacted all employees.   In 2022, Outside Magazine and the Outdoor Industry Association recognized GoPro as the No. 1 large employer for its commitment to employee engagement and wellness, following an in-depth exploration of employee benefits, policies, and programs, and an employee survey.

Diversity Equity Belonging & Inclusion: The Company strives to be a more inclusive, representative, and equitable organization, and to leverage our brand and marketing to champion these values.   Through the Company's comprehensive DEIB program, we take a multi-faceted approach to creating a sense of belonging for GoPro employees. We provide trainings, workshops, events, and speaker series to help increase safe spaces and visibility for people with identities that have been historically marginalized.   The Company takes a hybrid approach to employee training, utilizing a self-directed individual learning platform with research-backed content in addition to coaching and other manager-led activities. In addition to the Company's mandatory sexual harassment prevention and bullying prevention training, new modules were added to help employees recognize and address unconscious bias and microaggressions. The Company hosts virtual discussions on a variety of diversity, equity and inclusion topics to educate employees on issues faced by historically marginalized groups and to foster understanding and empathy, champion diverse leadership, and celebrate the contributions that diverse groups bring to our Company and community.

When our people thrive, our business thrives. GoPro invests in safe spaces through our Employee Resource Groups (**"ERGs"**). ERGs enhance the employee experience and help drive DEIB strategy by building community and connection, expanding education and awareness, creating opportunities for professional development, and providing valuable feedback to our People Team.

Our Community: In 2015, the Company launched "GoPro for a Cause", a nonprofit partnership and donation program established to generate awareness for causes that align with the Company's core values. Empowering others to tell stories is in our DNA and since the program's inception, our mission has been to inspire social engagement by leveraging our products and global reach to help nonprofits tell their stories with a focus on:

- Supporting active youth to maximize their passions and potential
- Empowering underserved communities
- Celebrating those who are leading environmental protection efforts

The Company utilizes the GoPro community to tell and share inspirational stories of people giving back. Since 2015, GoPro has supported more than 1,000 organizations with product donations, monetary donations, and volunteering.

GoPro Employees for a Cause: Through our Employees for a Cause program, all active GoPro employees are eligible to donate one camera per year to non-profit organizations. The Company also supports employees who generously lend their time and energy to volunteer in the community. The Company hosts quarterly "GoPro Give Back Days" for employees who want to donate supplies or money to support a wide variety of organizations, including food banks, refugee assistance centers, and youth organizations.

Governance

Board Diversity: We have a diverse, independent board. Three of our 9 nominees (all current Board members) are women and three of our 9 nominees are from underrepresented and diverse communities, with one identifying as African-American, one identifying as Asian, one identifying as LGBTQ+ and one identifying as Hispanic or Latinx. One of our current directors, James Lanzone is not standing for re-election, and his board service will end at the Annual Meeting. We are deeply grateful for the significant contributions he has made to our board.

Board Diversity Matrix (As of April 10, 2023)		
	Female	**Male**
Total Number of Directors	10	
Part I: Gender Identity		
Directors	3	7
Part II: Demographic Background		
African American or Black	0	1
Asian	1	0
Hispanic or Latinx	0	1
White	2	6
LGBTQ+	0	1

Gender Diversity



- 7 Men
- 3 Women

Underrepresented Community Diversity



- 3 Underrepresented

Independence



- 1 Non-Independent
- 9 Independent

Tenure of Independent Director Nominees



6.6 years average tenure

- 0-3 Years
- 3-7 Years
- Over 7 Years

Age of Independent Director Nominees



58.2 years average age

- 2 -40s
- 3 - 50s
- 2 - 60s
- 3 - 70s

Ethics & Compliance: We are committed to legal and ethical conduct in every area of our business. GoPro's Code of Business Conduct and Ethics, also known as "the Code," represents the cornerstone of our commitment to integrity. The Code summarizes the standards we expect all employees to meet, regardless of location or role. All GoPro employees are required to engage in annual training on the Code and related policies.   We also provide employees with an anonymous, third-party hotline to report any concerns or violations of the Code, among other methods. Our Chief Legal Officer oversees our global compliance framework and provides annual compliance updates to the board of directors and quarterly compliance updates to the Audit Committee.

Other Core Business Functions Oversight

In addition, employees representing certain core business functions also regularly engage with the board of directors and its committees. For example, some of these functions include:

Cybersecurity: The audit committee has oversight responsibility of cybersecurity. The security of personal data is of the utmost importance to us and our customers. We have implemented industry-standard administrative, technical, and physical security measures to protect against the unauthorized access, destruction, or alteration of customer and employee information. Cybersecurity is vital to protecting proprietary and confidential information, as well as the trust of our customers and employees. Our Chief Information Security Officer ("**CISO**") provides regular updates to the audit committee on cybersecurity and other risks relevant to our information technology environment including the results of periodic exercises and response readiness assessments led by our CISO and outside advisors who provide a third-party independent assessment of our cyber risk management program and our internal response preparedness. The Company regularly trains all employees on cybersecurity risks such as phishing attacks and are required to acknowledge our cybersecurity policy annually through our Code of Conduct.

Supply Chain: Our Chief Supply Chain Officer periodically reviews the status of our supply chain with the board of directors, outlining what the Company is doing to anticipate, identify, assess, and appropriately prioritize and mitigate risks relating to the manufacturing of our products.

Director Independence

Our board of directors determines the independence of our directors by applying the applicable rules, regulations and listing standards of The Nasdaq Global Select Market ("**Nasdaq**") and applicable rules and regulations promulgated by the SEC. The applicable rules, regulations and listing standards of Nasdaq provide that a director is independent only if the board of directors affirmatively determines that the director does not have a relationship with the company which, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment in carrying out the responsibilities of a director. They also specify various relationships that preclude a determination of director independence. Such relationships may include employment, commercial, accounting, family and other business, and professional and personal relationships.

Applying these standards, our board of directors annually reviews the independence of our directors, taking into account all relevant facts and circumstances. In its most recent review, our board of directors considered, among other things, the relationships that each non-employee director has with our company and all other facts and circumstances our board of

directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, any transactions involving non-employee directors described in "Related Party Transactions" and any transactions or relationships not required to be disclosed in such section.

Our board of directors has determined that Messrs. Ahmad-Taylor, Goldman, Gotcher, Lanzone, Lurie and Welts, and Mses. Kahng, Lyne and Zalaznick, are "independent directors" as defined under the applicable rules, regulations and listing standards of Nasdaq and applicable rules and regulations promulgated by the SEC. All members of our audit committee, compensation and leadership committee and nominating and governance committee must be independent directors under the applicable rules, regulations and listing standards of Nasdaq. Members of the audit committee also must satisfy a separate SEC independence requirement, which provides that (i) they may not accept directly or indirectly any consulting, advisory or other compensatory fee from GoPro or any of our subsidiaries other than their directors' compensation, and (ii) they may not be an affiliated person of GoPro or any of our subsidiaries. Members of the compensation and leadership committee also must satisfy a separate SEC independence requirement and a related Nasdaq listing standard with respect to their affiliation with GoPro and any consulting, advisory or other fees they may have received from us. Our board of directors has determined that all members of our audit committee, compensation and leadership committee and nominating and governance committee are independent and satisfy the relevant SEC and Nasdaq independence requirements for such committees.

Board and Committee Meetings and Attendance

Our board of directors and its committees meet throughout the year on a set schedule, and hold special meetings and act by written consent from time to time. During 2022, our board of directors met ten times, including telephonic meetings, the audit committee held five meetings, the compensation and leadership committee held six meetings, and the nominating and governance committee held three meetings. All of our directors attended at least 75% of the aggregate of the total number of meetings held by our board of directors and of the total number of meetings held by all committees of our board of directors on which such director served (during the period in which the director served).

Audit Committee

Our audit committee is comprised of Mr. Goldman, who serves as the chair, Mr. Gotcher, Ms. Kahng and Mr. Lurie. Our board of directors has determined that each member of the audit committee meets the requirements for independence under the applicable rules, regulations and listing standards of Nasdaq and applicable rules and regulations promulgated by the SEC. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Mr. Goldman is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K of the Securities Act of 1933, as amended ("**Securities Act**").

All audit services to be provided to us and all permissible non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm will be approved in advance by our audit committee. Our audit committee, among other things:

- reviews the financial information which will be provided to stockholders and others;
- reviews our system of internal controls by consulting with management, our internal compliance team and the independent registered public accounting firm and monitors compliance with these processes;

- appoints, retains and oversees the independence and performance of the independent registered public accounting firm;

- oversees our accounting and financial reporting processes and the audits of our financial statements;

- pre-approves audit and permissible non-audit services provided by the independent registered public accounting firm;

- reviews and provides oversight regarding our policies with respect to risk assessment and risk management; and

- reviews related party transactions and proposed waivers of our Code of Business Conduct and Ethics.

Compensation and Leadership Committee

Our compensation and leadership committee ("**CLC**") is comprised of Ms. Lyne, who serves as the chair, Mr. Gotcher, Mr. Lanzone and Ms. Zalaznick. Mr. Lanzone will be stepping off the board of directors and the CLC when his term ends at the Annual Meeting. Our board of directors has determined that each member of our compensation and leadership committee meets the requirements for independence under current Nasdaq and SEC rules, regulations and listing standards. Each member of this committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended ("**Exchange Act**"), an outside director, as defined pursuant to Section 162(m) and is "independent" as defined in Section 5605(a)(2) of the Nasdaq rules and Rule 10C-1 promulgated under the Exchange Act. The purpose of our compensation and leadership committee is to carry out the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation and leadership committee, among other things:

- reviews and determines the compensation of our Chief Executive Officer, executive officers and other executives reporting to the Chief Executive Officer;

- administers our equity incentive plans; and

- establishes and reviews general policies relating to compensation and benefits of our employees.

The compensation and leadership committee engaged an independent executive compensation consulting firm, Compensia, Inc. ("**Compensia**"), to evaluate our executive compensation program and practices and to provide advice and ongoing assistance on executive compensation matters for 2022. Specifically, Compensia was engaged to:

- provide compensation-related data for a peer group of companies to serve as a basis for assessing competitive compensation practices;

- review and assess our current director policies and practices, Chief Executive Officer and other executive officer compensation policies and practices and equity profile relative to market practices (with director compensation review done for the benefit of the nominating and governance committee, which per its charter has responsibility for director compensation review and recommendation);

- review and assess our current executive compensation program relative to market to identify any potential changes or enhancements to be brought to the attention of the compensation and leadership committee; and

- review market practices on employee stock purchase plans and other equity programs.

During 2022, Compensia worked directly with the compensation and leadership committee (and not on behalf of management) to assist the committee in satisfying its responsibilities and undertook no projects for management without the committee's prior approval. The compensation and leadership committee has determined that none of the work performed by Compensia during 2022 raised any conflicts of interest.

Nominating and Governance Committee

The nominating and governance committee ("**NGC**") is comprised of Ms. Zalaznick, who serves as the chair, Mr. Ahmad-Taylor, Mr. Welts, and Ms. Lyne. Our board of directors has determined that each member of our nominating and governance committee meets the requirements for independence under current Nasdaq rules, regulations and listing standards. Our nominating and governance committee, among other things:

- identifies, evaluates and recommends nominees to our board of directors and committees of our board of directors;
- conducts searches for appropriate directors;
- evaluates the performance of our board of directors;
- considers and makes recommendations to our board of directors regarding the composition of our board of directors and its committees and related compensation (and was assisted in its 2022 director compensation review by Compensia);
- reviews developments in corporate governance practices;
- evaluates the adequacy of our corporate governance practices and reporting; and
- makes recommendations to our board of directors concerning corporate governance matters.

Our Board Evaluation Process

The Board is committed to reviewing and assessing its performance through a robust annual evaluation process. Through the evaluation process, which is conducted using the services of an independent consultant, the nominating and governance committee oversees the assessment of the Board's processes, committees, meetings, planning, and overall effectiveness. The Board evaluates itself with respect to the effectiveness and agendas of the full board and each of its committees; board and committee composition and size; and effectiveness and oversight of corporate strategy and risk, among other topics. The chair of the nominating and governance committee reviews the results and feedback provided by the directors and identifies action items from the assessment for Board discussion. Feedback on Board and committee effectiveness is provided to the full Board for discussion. Any findings that require additional consideration are addressed at subsequent Board and committee meetings.

Compensation and Leadership Committee Interlocks and Insider Participation

None of the members of our compensation and leadership committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past has served, as a member of the board of directors or compensation and leadership committee (or other board committee performing equivalent functions) of any

entity that has one or more of its executive officers serving on our board of directors or our compensation and leadership committee.

Board Attendance at Annual Stockholders' Meeting

Our policy is to invite and encourage each member of our board of directors to be present at our annual meeting of stockholders. All of our then current directors were present at our 2022 virtual annual meeting of stockholders held on June 7, 2022 with the exception of Ms. Lyne.

Communication with Directors

Stockholders and interested parties who wish to communicate with our board of directors, non-management members of our board of directors as a group, a committee of our board of directors or a specific member of our board of directors (including our Chairman or lead independent director) may do so by letters addressed to the attention of our Chief Legal Officer. All communications are reviewed by our Chief Legal Officer and provided to the members of our board of directors consistent with a screening policy providing that unsolicited items, sales materials, abusive, threatening or otherwise inappropriate materials and other routine items and items unrelated to the duties and responsibilities of our board of directors shall not be relayed on to directors. Any communication that is not relayed is recorded in a log and made available to our board of directors.

The address for these communications is:


GoPro, Inc.

c/o Chief Legal Officer

3025 Clearview Way

San Mateo, California 94402


NOMINATIONS PROCESS AND DIRECTOR QUALIFICATIONS

Nomination to the Board of Directors

Candidates for nomination to our board of directors are selected by our board of directors based on the recommendation of the nominating and governance committee in accordance with the committee's charter, our Restated Certificate of Incorporation and bylaws, our Corporate Governance Guidelines, and the criteria adopted by our board of directors regarding director candidate qualifications. In recommending candidates for nomination, the nominating and governance committee considers candidates recommended by directors, officers, employees, stockholders and others, using the same criteria to evaluate all candidates. Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected candidates as appropriate and, in addition, the committee may engage consultants or third-party search firms to assist it in identifying and evaluating potential nominees.

Additional information regarding the process for properly submitting stockholder nominations for candidates for our board of directors is set forth below under "Additional Information – Stockholder Proposals to Be Presented at Next Annual Meeting."

Director Qualifications

With the goal of developing a diverse, experienced and highly qualified board of directors, the nominating and governance committee is responsible for developing and recommending to our board of directors the desired qualifications, expertise and characteristics of members of our board of directors, including qualifications that the committee believes must be met by a committee-recommended nominee for membership on our board of directors and specific qualities or skills that the committee believes are necessary for one or more of the members of our board of directors to possess.

Since the identification, evaluation and selection of qualified directors is a complex and subjective process that requires consideration of many intangible factors, and will be significantly influenced by the particular needs of our board of directors from time to time, our board of directors has not adopted a specific set of minimum qualifications, qualities or skills that are necessary for a nominee to possess, other than those that are necessary to meet U.S. legal, regulatory and Nasdaq listing requirements, and the provisions of our Restated Certificate of Incorporation, bylaws, Corporate Governance Guidelines and charters of our board committees. When considering nominees, our nominating and governance committee may take into consideration many factors, including among other things, a candidate's independence, integrity, diversity (inclusive of age, gender identity, ethnicity, and sexual orientation), skills, knowledge about our business or industry, willingness and ability to devote adequate time and effort to the board of directors responsibilities in the context of the existing composition, knowledge about other areas that are expected to contribute to the board of directors' overall effectiveness, and needs of the board of directors and its committees. Our board of directors and nominating and governance committee believe that a diverse, experienced and highly qualified board of directors fosters a robust, comprehensive and balanced decision-making process for the continued effective functioning of our board of directors and success of the Company. Accordingly, through the nomination process, the nominating and governance committee seeks to promote board membership that reflects a diversity of business experience, expertise, viewpoints, personal backgrounds and characteristics that are expected to contribute to our board of directors' overall effectiveness. The brief biographical description of each director set forth in Proposal 1 below includes the primary individual experience, qualifications, attributes and skills of each of our directors that led to the conclusion that each director should serve as a member of our board of directors at this time.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our board of directors currently consists of ten directors. Nine of our directors will stand for election at the Annual Meeting to be held on June 6, 2023 and shall serve for a one-year term expiring at the 2024 Annual Meeting of Stockholders, and until such director's successor is duly elected and qualified or until such director's earlier death, resignation, or removal.

Shares represented by proxies will be voted "FOR" the election of each of the nine nominees named below, unless the proxy is marked to "WITHHOLD" authority to so vote. If any nominee for any reason is unable to serve or for good cause will not serve, the proxies may be voted for such substitute nominee as the proxy holder might determine. Each nominee has consented to being named in this Proxy Statement and to serve if elected.

Nominees to the Board of Directors

The nominees, their occupations, ages, length of board service, independent status, total number of public company directorships as of April 10, 2023 and board committee assignments as of the date of the Annual Meeting, are provided in the table below. Additional biographical descriptions of each nominee follow after the table.

Name *Primary Occupation*	Age	Director Since	Independent	Total Number Of Public Company Directorships	Board Committees Effective as of the Date Of the Annual Meeting		
					AC	CLC	NGC
Nicholas Woodman *Chief Executive Officer and Chairman of the Board* *GoPro, Inc.*	47	2004	NO	1			
Tyrone Ahmad-Taylor *Vice President, Growth and Ads Product Marketing* *Snap, Inc.*	55	2018	YES	1			●
Kenneth Goldman *Lead Independent Director* *Independent Investor*	73	2013	YES	4	C		
Peter Gotcher *Chairman* *Dolby Labs*	63	2014	YES	2	●	●	
Shaz Kahng *Independent Investor*	59	2021	YES	1	●		
Alexander Lurie *Chief Executive Officer* *Momentive.ai*	49	2016	YES	2	●		
Susan Lyne *Managing Partner* *BBG Ventures*	71	2017	YES	2		C	●
Frederic Welts *Former President and Chief Operating Officer* *Golden State Warriors*	70	2017	YES	2			●
Lauren Zalaznick *Former Executive Vice President* *NBC Universal*	60	2016	YES	3		●	C

C - Committee Chair
AC - Audit Committee
CLC - Compensation and Leadership Committee
NGC - Nominating and Governance Committee

Nicholas Woodman

Age: 47
Director Since: 2004

Other Public Company Directorships:
None



Nicholas Woodman founded GoPro and has served as our Chief Executive Officer and a member of the board of directors since 2004, as Chairman since January 2014 and as President from 2004 until June 2014. Mr. Woodman got his start in 1998 by founding an online gaming company, Funbug.com. When that venture failed in 2001, Mr. Woodman planned an international surfing trip to look for inspiration. While preparing for that trip, Mr. Woodman had the idea for a 35mm film-based wrist camera that could be worn during sports like surfing, enabling the user to capture images while engaged in the sport. This idea became GoPro's first product, the HERO Camera. In the years that followed, Mr. Woodman, along with friends, family and employees, innovated on the HERO Camera concept along with a wide array of mounting devices that would make it easy to mount the camera to everything from helmets to surfboards, vehicles and more. Mr. Woodman holds a B.A. in Visual Arts from the University of California, San Diego. We believe Mr. Woodman's experience as the founder of GoPro and his knowledge of our products and customers give him the experience and leadership capabilities that qualify him to serve as a member of our board of directors.

Tyrone Ahmad-Taylor

Age: 55
Director Since: 2018
Board Committees:
Nominating and Governance

Other Public Company Directorships:
None



Mr. Ahmad-Taylor has served on our board of directors since June 2018. Since January 2023, Mr. Ahmad-Taylor has been Vice President, Growth and Ads Product Marketing of Snap, Inc. From June 2017 to December 2022, Mr. Ahmad-Taylor was Vice President, Product Marketing of Meta (formerly Facebook, Inc.), an online social platform. Prior to his role at Meta, Mr. Ahmad-Taylor was CEO and President of THX Limited from November 2015 to May 2017. From March 2014 to July 2015, Mr. Ahmad-Taylor was Vice President, SmartTV Services of Samsung Electronics Company Limited and Head, SmartTV Services of Samsung Electronics Company Limited from October 2012 to March 2014. Mr. Ahmad-Taylor is currently an Advisory Board Member of the Consumer Technology Association. We believe Mr. Ahmad-Taylor is qualified to serve as a member of our board of directors based on his extensive executive experience in the consumer products industry and his background in product development and marketing.

Kenneth Goldman

Age: 73
Director Since: 2013
Lead Independent Director
Board Committees:
Audit (Chair)

Other Public Company Directorships:
RingCentral, Inc. (NYSE: RNG)
Zuora, Inc. (NYSE: ZUO)
Fortinet, Inc. (NASDAQ: FTNT)



Kenneth Goldman has served on our board of directors since December 2013 and as lead independent director of our board since April 2017. From December 2018 to July 2022, Mr. Goldman served on the board of directors at the Value Reporting Foundation, formerly SASB. From September 2017 to April 2022, Mr. Goldman served as the President of Hillspire LLC, a wealth management service provider. From October 2012 to June 2017, Mr. Goldman served as the Chief Financial Officer of Yahoo! Inc., an Internet commerce website, where he was responsible for Yahoo's global finance functions including financial planning and analysis, controllership, tax, treasury, and investor relations. From September 2007 to October 2012, Mr. Goldman was the Senior Vice President, Finance and Administration and Chief Financial Officer of Fortinet Inc., a provider of threat management technologies. From August 2000 until March 2006, Mr. Goldman served as Senior Vice President of Finance and Administration and Chief Financial Officer of Siebel Systems, Inc., a supplier of customer software solutions and services. Previously, Mr. Goldman has been the Chief Financial Officer of Sybase, Inc. (acquired by SAP SE), Excite@Home, Cypress Semiconductor Corporation and VLSI Technology, Inc. (acquired by Philips Electronics). Mr. Goldman currently serves on the board of directors of Zuora, Inc., Fortinet, and RingCentral, and as a Trustee Emeritus of Cornell University. From December 1999 to December 2003, Mr. Goldman served on the Financial Accounting Standards Board's (FASB's) primary Advisory Council (FASAC). Mr. Goldman was appointed in January 2015 to a three-year term to the Public Company Accounting Oversight Board's (PCAOB) Standing Advisory Group (SAG), an organization that provides advice on the need to formulate new accounting standards or change existing standards. Mr. Goldman holds a B.S. in Electrical Engineering from Cornell University and an M.B.A. from Harvard Business School. We believe Mr. Goldman is qualified to serve as a member of our board of directors based on his experience on the boards of directors of numerous companies, his extensive executive experience and his service as a member of FASAC and SAG. He provides a high level of expertise and significant leadership experience in the areas of finance, accounting and audit oversight.

Peter Gotcher

Age: 63
Director Since: 2014
Board Committees:
Audit, Compensation and Leadership

Other Public Company Directorships:
Dolby Laboratories, Inc. (NYSE: DBY)



Peter Gotcher has served on our board of directors since June 2014. Mr. Gotcher is an independent private investor focusing on investments in digital media technology companies. From September 1999 to June 2002, Mr. Gotcher was a venture partner with Redpoint Ventures, a private investment firm. Prior to that, Mr. Gotcher was a venture partner with Institutional Venture Partners, a private investment firm, from 1997 to 1999. Mr. Gotcher founded Digidesign, Inc., a manufacturer of digital audio workstations, and served as its President, Chief

Executive Officer and Chairman from 1984 until it was acquired by Avid Technology, a media software company, in 1995. He served as the Executive Vice President of Avid Technology from 1995 to 1996. Mr. Gotcher is the Chairman of the board of directors of Dolby Laboratories, Inc. Mr. Gotcher holds a B.A. in English Literature from the University of California at Berkeley. We believe Mr. Gotcher is qualified to serve as a member of our board of directors based on his broad understanding of the operational, financial, and strategic issues facing public companies and his background providing guidance to companies in the digital media industry.

Shaz Kahng Age: 59 Director Since: 2021 **Board Committees**: Audit	**Other Public Company Directorships:** None	

Shaz Kahng has served on our board of directors since October 2021. Since May 2012, Ms. Kahng has served as a strategic advisor for various PE and VC backed startups in consumer tech, including Tulip Retail and Westfield Labs. From November 2018 to March 2019, Ms. Kahng served as Chief Executive Officer at Gymboree, a portfolio of children's brands operating specialty retail stores with high-quality clothes and accessories for children. From May 2010 to December 2011, Ms. Kahng served as Chief Executive Officer at Lucy Activewear, a subsidiary of VF Corp., where she successfully led a turnaround while revitalizing the brand and achieving profitability. From 2004 to 2009, Ms. Kahng served in various leadership roles at Nike, Inc., the world's leading designer, marketer, and distributor of authentic athletic footwear, apparel, equipment, and accessories for a wide variety of sports and fitness activities. Ms. Kahng is currently a Cornell University Council Member, a Wharton Women's Circle leader, a member of the LiveGirl Advisory Council and is a former board director of Gymboree and OMSignal. We believe Ms. Kahng is qualified to serve as a member of our board of directors based on her extensive executive experience in the consumer products industry, her background in product development and marketing, and her experience on the boards of directors of other companies.

Alexander Lurie Age: 49 Director Since: 2016 **Board Committees**: Audit	**Other Public Company Directorships:** Momentive, Inc. (NASDAQ: MNTV)	

Alexander Lurie has served on our board of directors since February 2016. Since January 2016, Mr. Lurie has served as the Chief Executive Officer of Momentive.ai (formerly SurveyMonkey, Inc.), a creator and publisher of online surveys, and he has served as a member of the board of Momentive.ai since 2009, including as Chairman of the Board from July 2015 to January 2016. Mr. Lurie served as GoPro's Senior Vice President of Media from November 2014 until January 2016. From February 2013 to January 2014, Mr. Lurie served as Executive Vice President for Guggenheim Digital Media, an internet media company. From April 2010 to August 2012, Mr. Lurie

served as SVP, Strategic Development at CBS Corporation, a mass media corporation. From February 2008 to April 2010, Mr. Lurie served as Chief Financial Officer and Head of Business Development for CBS Interactive, a division of CBS Corporation. Mr. Lurie came to CBS Interactive via its acquisition of CNET Networks, a technology information website, where he served as Chief Financial Officer and head of Corporate Development from February 2006 to February 2008. Mr. Lurie began his career in the investment banking group at JPMorgan where he led equity transactions and mergers and acquisitions in the Internet sector. He holds a J.D. and M.B.A. degree from Emory University, and a B.A. in Political Science from the University of Washington. We believe Mr. Lurie is qualified to serve as a member of our board of directors based on his previous experience as an executive officer of GoPro, his operational and financial expertise from his management experience, and his background in the digital media industry.

Susan Lyne Age: 71 Director Since: 2017 **Board Committees**: Compensation and Leadership, Nominating and Governance	**Other Public Company Directorships:** Blade Urban Air Mobility, Inc. (NASDAQ: BLDE)	

Susan Lyne has served on our board of directors since April 2017. Since September 2014, Ms. Lyne has been Managing Partner of BBG Ventures, an early-stage investment fund focused on women-led tech startups. From February 2013 to September 2014, Ms. Lyne was Chief Executive Officer of the AOL Brand Group where she oversaw the content brands of AOL, Inc., a global media technology company. From September 2008 to February 2013, she was Chief Executive Officer and then Chair of Gilt Groupe, Inc., the ecommerce company that pioneered flash sales in the United States. From 2004 to 2008, Ms. Lyne served as President and Chief Executive Officer of Martha Stewart Living Omnimedia, Inc., a diversified media and merchandising company. From 1996 to 2004, Ms. Lyne held various positions at The Walt Disney Company, a diversified worldwide entertainment company, including President of ABC Entertainment where she oversaw the development of shows including Desperate Housewives, Grey's Anatomy, and Lost. Ms. Lyne is on the board of Blade Urban Air Mobility, Inc. and has previously served as a director of Gilt Groupe, Inc., AOL, Inc., Martha Stewart Living Omnimedia, Inc., Starz Entertainment Group, LLC, and CIT. In addition, Ms. Lyne is a member of the Rockefeller University Council and a member of the Council on Foreign Relations. In 2021, she was named to Forbes Magazine's inaugural 50 over 50 list. We believe Ms. Lyne is qualified to serve as a member of our board of directors based on her experience on the boards of directors of other companies, her extensive executive experience and her background in the media and consumer products industries.

Frederic Welts

Age: 70
Director Since: 2017
Board Committees:
Nominating and Governance

Other Public Company Directorships:
Oportun Financial Corporation
 (NASDAQ: OPRT)



Rick Welts has served on our board of directors since October 2017. Mr. Welts served as President and Chief Operating Officer of the Golden State Warriors from 2011–2021. In 2018 he was inducted into the Basketball Hall of Fame in Springfield, MA. Prior to joining the Warriors, Mr. Welts spent nine years as President of the Phoenix Suns, and also served as its Chief Executive Officer for the last two seasons. Prior to joining the Suns, Mr. Welts enjoyed a successful 17 years (1982–1999) at the NBA league office in New York, where he ascended through the ranks to eventually become the league's third-in-command as the Executive Vice President, Chief Marketing Officer and President of NBA Properties. Mr. Welts is on the Board of Oportun Financial Corporation and also currently serves as a board member of the Bay Area Council and the Warriors Community Foundation. Mr. Welts has been honored with multiple awards recognizing his significant contributions to promoting diversity, inclusion and equality in sports and society, including the Anti-Defamation League's Torch of Liberty Award, the United States Tennis Association 2011 ICON Award, GLSEN's (Gay, Lesbian and Straight Education Network) Respect Award and GLAAD's (Gay & Lesbian Alliance Against Defamation) Davidson/Valentini Award. We believe Mr. Welts is qualified to serve as a member of our board of directors based on his extensive executive experience and marketing expertise.

Lauren Zalaznick

Age: 60
Director Since: 2016
Board Committees:
Compensation and Leadership,
Nominating and Governance

Other Public Company Directorships:
RTL Group ADR (OTCMKTS: RGLXY)



Lauren Zalaznick has served on our board of directors since July 2016. Ms. Zalaznick serves as a board member and senior advisor to leading media, tech and digital companies. She is currently a director of The RTL Group, a Bertelsmann Company (since April 2018) based in Europe. Zalaznick is a Senior Advisor to The Boston Consulting Group in the Global TMT Practice. As an independent advisor, Ms. Zalaznick works with companies at every stage of maturity focused on content, marketing, sales, and direct-to-consumer strategies. Most recently, she has focused on the burgeoning audio sector, consulting for the CEO/Founders of Gimlet Media (acquired by Spotify), This American Life, and Serial Productions (acquired by The New York Times). She is a board advisor to Realm, a leading fiction audio podcast company and is a board member for Tune-In Radio, a global network of 100,000 radio stations and podcasts. She is a former director of The Nielsen Corporation (acquired by a private equity consortium led by Elliott Partners); Penguin Random House; Shazam (acquired by Apple); and Refinery29 (acquired by Vice Media). In her most recent operating role, from 2002 through December 2013, Ms. Zalaznick

held various roles of increasing responsibility within Comcast NBCUniversal including Chair, Entertainment & Digital Networks where she had responsibility for the networks Bravo, Oxygen, Style, and Telemundo and ran its digital portfolio. She also developed and implemented NBC-Universal's company-wide sustainability initiative, Green Is Universal. Today, Ms. Zalaznick is a member of the Producers Guild of America and the Academy of Television Arts & Sciences. Ms. Zalaznick is a Trustee emerita of Brown University, from which she graduated magna cum laude and Phi Beta Kappa. We believe Ms. Zalaznick is qualified to serve as a member of our board of directors based on her operational and management expertise and her background in digital media and content strategy.

There are no family relationships among our current directors and officers.

Non-Employee Director Compensation Arrangements

Only the non-employee directors of the Company are compensated for service on the Board.

GoPro maintains a Director Compensation Policy ("**Director Compensation Policy**") and reviews and updates it on a regular basis. The Director Compensation Policy is intended to:

- provide fair compensation commensurate with the work required to serve on our Board;

- be aligned with compensation paid to directors at our peer group companies and reflect the size, scope and complexity of GoPro;

- align directors' interests with the interests of our stockholders; and

- to be easily understood and communicated — both to the directors and to our stockholders.

Annual Review and Benchmarking

Each year our nominating and governance committee undertakes a full review of our then current Director Compensation Policy. The nominating and governance committee engages Compensia to undertake an independent assessment of the Director Compensation Policy and make recommendations to ensure compliance with the goals listed above, director pay at comparable companies (including any revisions to our peer group) and sound governance principles. The annual review typically begins early each new fiscal year, and the nominating and governance committee makes its recommendations to the Board during the second quarter of such fiscal year regarding any revisions to the then current policy. As a result of the 2022 review and recommendation, in May 2022 the Board approved changes to the Director Compensation Policy to take effect as of June 07, 2022. The changes included an increase in the annual cash retainer for the lead independent director from $20,000 to $27,500 and updating the equity grant date for newly appointed directors from the date of a newly appointed directors appointment to the 15th day of February, May, August, or November whichever is the first to occur after a new director has been appointed to the board.

Components of 2022 Director Compensation

Annual Cash Retainers

Cash Retainer	$60,000.00
Additional Cash Retainer for Lead Independent Director	$27,500.00
Additional Cash Retainer for chair of audit committee	$25,000.00
Additional Cash Retainer for audit committee member (other than chair)	$12,500.00
Additional Cash Retainer for chair of compensation and leadership committee	$20,000.00
Additional Cash Retainer for compensation and leadership committee member (other than chair)	$10,000.00
Additional Cash Retainer for chair of nominating and governance committee	$20,000.00
Additional Cash Retainer for nominating and governance committee member (other than chair)	$10,000.00

Annual Equity Grant

Restricted Stock Units (RSUs)	$185,000.00

Initial Sign-On Equity Grant

Restricted Stock Units (RSUs)	$185,000.00

Form and Timing of Payments

All equity awards (whether to employees, consultants or non-employee directors) are granted under the terms and conditions of one of our equity incentive compensation plans, which were adopted by the Board and approved by stockholders. Prior to our initial public offering in June 2014 ("**IPO**"), all equity awards were approved under and governed by the GoPro, Inc. 2010 Equity Incentive Plan ("**2010 Plan**"). At the time of our IPO, the GoPro, Inc. 2014 Equity Incentive Plan ("**2014 Plan**") become active, and all equity grants following the date of IPO were awarded under and governed by the 2014 Plan.

Annual Equity Grant RSU awards ("**Annual RSUs**") to directors are made annually upon election to our board of directors at our Annual Meeting. Directors who are appointed to our board of directors between Annual Meetings receive a pro-rated award of RSUs. In addition to the full or pro-rated Annual RSUs, new board members receive an Initial Sign-On RSU award ("**Initial Sign-On RSU**"), granted to new directors at the time of their initial appointment to the board. The award value is converted to RSUs using the 3-month trailing average of our closing price through the date immediately preceding the date of grant. The Annual RSU award vests as to 25% of the total RSUs granted in each quarter following the date of grant with the final 25% to vest on the earlier of the next Annual Meeting or the one-year anniversary of the date of grant, subject to continuous service on the board through each vesting date. The Initial Sign-On RSU award vests as to 25% of the total RSUs granted annually commencing on the first anniversary of the grant date. All RSUs will accelerate and vest in full in the event of a change in control of GoPro as defined in the 2014 Plan.

The cash retainers are paid quarterly in arrears.

Non-employee directors receive no other form of remuneration, perquisites or benefits, but are reimbursed for their reasonable travel expenses incurred in attending board and committee meetings.

Director Compensation

The following table provides information for 2022 concerning all compensation awarded to, earned by or paid to each person who served as a non-employee director for some portion of 2022. Nicholas Woodman, our Chief Executive Officer, is not included in the table below because he did not receive additional compensation for his services as a director. His compensation as an employee is shown in the "Executive Compensation Tables – 2022 Summary Compensation Table" section.

.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]		Total ($)
Tyrone Ahmad-Taylor	70,000	159,990	[2]	229,990
Kenneth Goldman	108,750	159,990	[2]	268,740
Peter Gotcher	82,500	159,990	[2]	242,490
Shaz Kahng	70,165	159,990	[2]	230,155
James Lanzone	70,000	159,990	[2]	229,990
Alexander Lurie	72,500	159,990	[2]	232,490
Susan Lyne	90,000	159,990	[2]	249,990
Frederic Welts	70,000	159,990	[2]	229,990
Lauren Zalaznick	90,000	159,990	[2]	249,990

[1] The amounts reported in this column represent the aggregate grant date value of RSUs (restricted stock units), made to directors in 2022 computed in accordance with FASB ASC Topic 718.

[2] On June 07, 2022, each re-elected non-employee director received an award of 23,459 RSUs which vested as to 25% of the shares subject to the award in each quarter following the date of grant, with the final 25% to vest on June 06, 2023, subject to the director's continuous service on our board of directors on each vesting date. As of December 31, 2022, 11,730 of the RSUs remained unvested for each board member. In the event of a change in control (as defined in the 2014 Plan), these RSUs will accelerate and become immediately vested.

Our non-employee directors held option and RSU awards to acquire the following number of shares as of December 31, 2022:

Name	Number of Shares Underlying Outstanding Awards	
	Option Awards	RSU Awards
Tyrone Ahmad-Taylor	36,338	11,730
Kenneth Goldman	189,325 [1]	11,730
Peter Gotcher	117,608 [2]	11,730
Shaz Kahng	—	26,384
James Lanzone	23,175	11,730
Alexander Lurie	105,913	11,730
Susan Lyne	73,736	11,730
Frederic Welts	55,400	11,730
Lauren Zalaznick	93,543	11,730

[1] Consists of options to purchase 95,000 shares of Class B common stock under an option award granted pursuant to our 2010 Plan and 94,325 shares of Class A common stock under option awards granted pursuant to our 2014 Plan.

[2] Consists of options to purchase 17,234 shares of Class B common stock under an option award granted pursuant to our 2010 Plan and 100,374 shares of Class A common stock under option awards granted pursuant to our 2014 Plan.

OUR BOARD OF DIRECTORS RECOMMENDS

A VOTE *"FOR"* ELECTION OF EACH OF THE NOMINATED DIRECTORS

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our audit committee has re-appointed PricewaterhouseCoopers LLP as GoPro's independent registered public accounting firm to perform the audit of GoPro's consolidated financial statements for the year ending December 31, 2023 and recommends that stockholders vote for ratification of such selection. PricewaterhouseCoopers LLP has served as GoPro's independent registered public accounting firm since 2011. The audit committee continuously evaluates the independence and effectiveness of PricewaterhouseCoopers LLP and its personnel, and the cost and quality of its audit and audit-related services.

Although ratification by stockholders is not required by law, GoPro has determined that it is good practice to request ratification of this selection by the stockholders. In the event that PricewaterhouseCoopers LLP is not ratified by our stockholders, the audit committee will review its future selection of PricewaterhouseCoopers LLP as GoPro's independent registered public accounting firm.

PricewaterhouseCoopers LLP audited GoPro's financial statements for the years ended 2022 and 2021. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting, they will be given an opportunity to make a statement at the Annual Meeting if they desire to do so, and will be available to respond to appropriate questions.

Independent Registered Public Accounting Firm Fees and Services

We regularly review the services and fees from our independent registered public accounting firm. These services and fees are also reviewed with our audit committee annually. In accordance with standard policy, PricewaterhouseCoopers LLP periodically rotates the individuals who are responsible for GoPro's audit. The following table shows the fees billed by PricewaterhouseCoopers LLP for the years ended December 31, 2022 and 2021:

Fees Billed to GoPro	2022	2021
Audit fees[1]	$ 2,719,600	$ 2,635,000
Audit-related fees	—	—
Tax fees[2]	6,700	25,000
All other fees[3]	10,400	9,500
Total fees	$ 2,736,700	$ 2,669,500

[1] *"Audit fees"* include fees for audit services primarily related to the audit of our annual financial statements and internal control over financial reporting; the review of our quarterly financial statements; comfort letters, consents, and assistance with and review of documents filed with the SEC; and audit services provided in connection with other statutory and regulatory filings.

[2] *"Tax fees"* include fees for tax compliance, advice and planning. Tax advice fees encompass a variety of permissible tax services, including technical tax advice related to federal, state and international income tax matters, transfer pricing, international tax structure planning, assistance with indirect sales tax and assistance with tax audits.

[3] *"All other fees"* include fees for products and services, namely software subscription fees.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our audit committee's policy is to preapprove all audit and permissible non-audit services, other than de minimis non-audit services, provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to report periodically to the audit committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date.

All services relating to the fees described in the table above were approved by our audit committee.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 2

APPROVAL OF THE NON-BINDING, ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION

General

In accordance with the requirements of Section 14A of the Exchange Act (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "**Dodd-Frank Act**") and the related rules of the SEC, we are providing stockholders an opportunity to approve the compensation of our NEOs as disclosed in this Proxy Statement in the "Compensation Discussion and Analysis" section. While the results of the vote are non-binding and advisory in nature, the board of directors intends to carefully consider the results of this vote.

In considering their vote, stockholders may wish to review with care the information on the company's compensation policies and decisions regarding the NEOs presented in the "Compensation Discussion and Analysis" section of this Proxy Statement, as well as the discussion regarding the compensation and leadership committee in the "Compensation Discussion and Analysis" section entitled "Further Considerations for Setting Executive Compensation."

The company's goal for its executive compensation program is to attract, motivate, and retain our executives who are critical to our success. The company seeks to accomplish this goal in a way that rewards performance and is aligned with its stockholders' long-term interests. The company believes its executive compensation program has been instrumental in helping the company achieve its business objectives.

Frequency of Stockholder Advisory Votes on Executive Compensation

At our 2021 annual meeting of stockholders, we asked our stockholders to express a preference for the frequency of an advisory vote on the compensation of the NEOs (a "**Say-on-Pay**" vote). The proposal with respect to the frequency of our Say-on-Pay votes is commonly known as a "Say-When-on-Pay" vote. At the 2021 annual meeting of stockholders, our stockholders selected on a non-binding advisory basis every ONE year as the frequency at which GoPro will hold a Say-on-Pay vote. Based on these results, our board of directors has determined that we will conduct future Say-on-Pay votes every ONE year. This policy will remain in effect until the next Say-When-on-Pay vote, expected to be held at our 2027 annual meeting of stockholders.

Key Executive Compensation Policies and Practices

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, we are asking the stockholders to indicate their support for the compensation of our NEOs as described in this Proxy Statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this Proxy Statement. Accordingly, the board of directors requests the stockholders vote on an advisory basis to approve the following resolution at the meeting:

RESOLVED, that the compensation paid to the company's NEOs, as disclosed pursuant to Item 402 of Regulation S-K including the "Compensation Discussion and Analysis", compensation tables, and narrative discussion set forth in this Proxy Statement, is hereby approved.

While the results of this advisory vote are not binding, the compensation and leadership committee, will consider the outcome of the vote in deciding whether to take any action as a result of the vote and when making future compensation decisions regarding NEOs. The compensation and leadership committee and the board of directors value the opinions of our stockholders. The next Say-on-Pay advisory vote will be held at our 2024 annual meeting.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE ''FOR'' APPROVAL, ON A NON-BINDING BASIS, OF THE RESOLUTION TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

PROPOSAL NO. 4

APPROVAL OF THE GOPRO, INC, 2024 EQUITY INCENTIVE PLAN

We are asking our stockholders to approve our new 2024 Equity Incentive Plan (the "2024 EIP") to replace our 2014 Equity Incentive Plan (the "2014 Prior Plan") and enable us to grant shares of our Class A common stock reserved for issuance under the 2024 EIP. Our board of directors adopted the 2024 EIP on March 23, 2023, subject to approval by our stockholders. Subject to the approval of the 2024 EIP by stockholders within twelve (12) months of the date that the 2024 EIP is adopted by the Board, the 2014 Prior Plan will terminate on February 15, 2024, the Effective Date of the 2024 EIP.

Summary of the Proposal

We are asking our stockholders to approve our new 2024 EIP. The 2024 EIP is intended to be the successor to our 2014 Prior Plan, which was adopted by the Board in May 2014 and approved by our stockholders in June 2014 in connection with our IPO. The 2014 Prior Plan succeeded our 2010 Equity Incentive Plan (the "2010 Prior Plan," which together with the 2014 Prior Plan, the "Prior Plans"), which was adopted by the Board in August 2010 and approved by our stockholders in August 2010 and terminated upon the effective date of the 2014 Prior Plan. In light of the impending expiration of the 2014 Prior Plan, the Board wishes to provide for a new equity incentive plan to ensure that shares of Class A common stock continue to be available for the grant of equity awards (including stock options and restricted stock units) to our employees, consultants, officers and directors.

Approval of the 2024 EIP will enable us to continue to attract, retain and motivate talented individuals who possess the skills necessary to expand our business and assist in the achievement of our strategic objectives, to the benefit of all of our stockholders and in the best interest of the Company.

We believe that our future success and our ability to remain competitive are dependent on our continuing efforts to attract, retain and motivate highly qualified talent. Our headquarters is based in the San Francisco Bay Area, and competition for talent in our industry, particularly in this area, is intense. Traditionally, a cornerstone of our method for attracting and retaining top caliber employees has been our equity-based compensation programs, including the grant of options, restricted stock units and other awards under our equity plan. Allowing employees to participate in owning shares of our Class A common stock helps align the objectives of our stockholders and our employees, and is important in attracting, motivating and retaining the highly skilled personnel that are essential to our success. We currently grant restricted stock units (RSUs) to our newly hired employees and non-employee directors, and we currently grant RSUs and performance stock units (PSUs) to all of our executives. In the future, we may grant options, RSUs, PSUs, stock appreciation rights and shares of restricted stock, subject to time- and performance-based vesting, to certain employees on a targeted basis to incentivize retention and performance objectives.

If Proposal 4 is not approved by our stockholders, our 2014 Prior Plan will remain in effect with only approximately one year remaining in its term. We believe our ability to attract and retain the talent we need to compete in our industry would be seriously and negatively impacted, and this could impair our long-term success.

Our named executive officers and directors have an interest in this proposal by virtue of their being eligible to receive equity awards under the 2024 EIP. However, none of these persons has yet been granted an award under the 2024 EIP.

Summary of the 2024 Equity Incentive Plan

The below is a summary of the principal features of the 2024 EIP. This summary, however, does not purport to be a complete description of all of the provisions of the 2024 EIP. It is qualified in its entirety by reference to the full text of the 2024 EIP, which is attached as Appendix A hereto.

Background

Subject to our stockholders' approval at the 2023 annual meeting, the 2024 EIP will become effective on February 15, 2024 ("Effective Date") and will terminate 10 years after the Effective Date. The 2024 EIP provides for the grant of restricted stock units, incentive stock options ("ISOs") intended to qualify for favorable tax treatment under Section 422 of the U.S. Internal Revenue Code (the "Code") for their recipients, non-statutory stock options ("NSOs"), restricted stock awards, stock bonuses, stock appreciation rights and performance awards, as described below.

Our 2024 EIP provides for the grant of awards to our employees, directors, consultants, independent contractors and advisors, provided the consultants, independent contractors, directors and advisors render services that are not in connection with the offer and sale of securities in a capital-raising transaction. As of December 31, 2022, approximately 887 employees, approximately 71 independent contractors, and 9 non-employee directors would have been eligible to participate in the 2024 EIP.

If approved, the maximum number of shares available for grant and issuance under our 2024 EIP will be the lower of: (X) 25,000,000 shares or (Y) the sum of:

- Reserved shares not issued or subject to outstanding awards granted under the Prior Plans on the Effective Date;

- Shares that are subject to stock options or other awards granted under the Prior Plans that cease to be subject to such stock options or other awards by forfeiture or otherwise after the Effective Date;

- Shares issued under the Prior Plans before or after the Effective Date pursuant to the exercise of stock options that are, after the Effective Date, forfeited;

- Shares issued under the Prior Plans that are repurchased by the Company at the original issue price; and

- Shares that are subject to stock options or other awards under the Prior Plans that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.

In addition, the following categories of shares shall again be available for grant and issuance for subsequent awards under the 2024 EIP:

- Shares that are subject to issuance upon exercise of an option or stock appreciation right granted under the 2024 EIP but which cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or stock appreciation right;

- Shares that are subject to awards granted under the 2024 EIP that are forfeited or repurchased by the Company at the original issue price;

- Shares that are subject to awards granted under the 2024 EIP that otherwise terminate without such shares being issued;

- Shares that are surrendered pursuant to an exchange program;

- Shares subject to awards that are granted under the 2024 EIP to the extent that such awards are paid out in cash rather than in shares; and

- Shares that are withheld in payment of the exercise price of an award or applicable tax withholding obligations.

Under the 2024 EIP, shares that otherwise become available for grant and issuance shall not include shares subject to awards that initially became available because of the Company's substitution or assumption of awards granted by another company in connection with an acquisition of such company, or otherwise, as permitted under the 2024 EIP. Shares reserved and available for grant and issuance under the 2024 EIP shall be issuable as Class A common stock of the Company regardless of their series or class under the Prior Plans.

Administration of the 2024 Plan

Our 2024 EIP is administered by the Compensation and Leadership Committee (the "CLC") and/or such other committee of the Board or persons to whom administration of the 2024 EIP, or part of the 2024 EIP, has been delegated as permitted by law (collectively, the "Committee"). All of the members of the CLC are non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of the CLC. The CLC has the authority to construe and interpret our 2024 EIP, grant awards and make all other determinations necessary or advisable for the administration of the plan. Individuals participate in the 2024 EIP on the basis of the CLC's exercise of its discretion to grant awards under the 2024 EIP. However, our board of directors will establish the terms for the grant of any awards to non-employee directors.

Awards That May Be Granted Under the 2024 EIP

RSUs are granted pursuant to RSU agreements adopted by the Committee. RSUs represent the right to receive shares of our Class A common stock at a specified date in the future, subject to forfeiture of that right because of termination of the holder's services to us or the holder's failure to achieve certain performance conditions.

Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the Committee. The Committee determines the exercise price for a stock option, within the terms and conditions of the 2024 EIP, provided that the exercise price of a stock option cannot be less than 100% of the fair market

value of our Class A common stock on the date of grant, except where a higher exercise price is required in the case of certain incentive stock options, as described below.

Stock options may vest based on time or achievement of performance conditions. The Committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The Committee determines the term of stock options granted under the 2024 EIP, up to a maximum of 10 years. Unless the terms of an optionholder's stock option agreement provide otherwise, if an optionholder's service relationship with us, or any of our affiliates, ceases for any reason other than for cause, disability or death, the optionholder may exercise any vested stock options for a period of three months following the cessation of service. If an optionholder's service relationship with us or any of our affiliates is terminated for cause, then the option terminates immediately. If an optionholder's service relationship with us or any of our affiliates terminates due to disability, the optionholder may exercise any vested options for a period of 12 months (or such shorter period or longer time period as may be determined by the Committee). If an optionholder's service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within three months following termination of service other than for cause or due to disability, the optionholder or a beneficiary may exercise any vested options for a period of 12 months (or such shorter period or longer time period as may be determined by the Committee). The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its maximum term.

Unless the Committee provides otherwise, stock options generally are not transferable except by will or the laws of descent and distribution. An optionholder may, however, designate a beneficiary who may exercise the stock option following the optionholder's death, subject to local laws and restrictions on enforcement.

Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the Committee. A restricted stock award is an offer by us to sell shares of our Class A common stock subject to restrictions. The price, if any, of a restricted stock award is determined by the Committee. Shares of Class A common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option or forfeiture restriction in our favor in accordance with a vesting schedule to be determined by the Committee. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the Committee. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested will be forfeited or subject to repurchase upon the participant's cessation of continuous service for any reason.

Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the Committee. Stock appreciation rights provide for a payment, or payments, in cash or shares of our Class A common stock, to the holder based upon the increase in the fair market value of our Class A common stock on the date of exercise from the stated exercise price (subject to any maximum number of shares as may be specified in the applicable award agreement). Stock appreciation rights may vest based on continued service or achievement of performance conditions. Stock appreciation rights expire under the same rules that apply to stock options.

The 2024 EIP permits the grant of performance awards based upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee, and may be settled in cash, shares (which may consist, without limitation, of restricted stock), other property, or any combination thereof. These awards are subject to forfeiture because of termination of employment or failure to achieve the performance conditions.

The Committee may grant other awards based in whole or in part by reference to our Class A common stock. The Committee sets the number of shares under the award and all other terms and conditions of such awards.

In the event that there is a specified type of change in our capital structure, such as a stock split, stock dividend, extraordinary dividend or distribution (whether in cash, shares, or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off, or similar change in the capital structure of our company, then (a) the number and class of shares reserved for issuance and future grant under the 2024 EIP, (b) the exercise prices of and number and class of shares subject to outstanding options and stock appreciation rights, (c) the number and class of shares subject to other outstanding awards, (d) the maximum number and class of shares that may be issued as ISOs, and (e) the maximum number of shares that may be issued to an individual in any one calendar year, shall be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and in compliance with applicable securities laws, provided that fractions of a share will not be issued.

Prohibition on Repricing

An exchange program, including but not limited to any repricing of options or stock appreciation rights, is not permitted without prior stockholder approval. An exchange program means a program pursuant to which (i) outstanding awards are surrendered, cancelled, or exchanged for cash, the same type of award, or a different award (or combination thereof), or (ii) the exercise price of an outstanding award is reduced.

Insider Trading; Clawback Policy

Each participant who receives an award will comply with any policy adopted by the Company from time to time covering transactions in the Company's securities by employees, officers and/or directors of the Company. All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Board or required by law during the term of the participant's employment or other service with the Company, and in addition to any other remedies available under such policy and applicable law, may require the cancellation of outstanding awards and the recoupment of any gains realized with respect to awards.

Dividends and Dividend Equivalents

No participant will have any of the rights of a stockholder with respect to any shares until the shares are issued to the participant, except for any dividend equivalent rights permitted by an applicable award agreement. After shares are issued to the participant, the participant will be a stockholder and have all the rights of a stockholder with respect to such shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares; provided, that if such shares are restricted stock, then any new, additional or different securities the participant may become entitled to receive with respect to such shares by virtue of a stock dividend, stock split or any other change in the corporate or capital structure of the Company will be subject to the same restrictions as the restricted stock; provided, further, that the participant will have no right to retain such stock dividends or stock distributions with respect to shares that are repurchased at the participant's purchase price or exercise price.

Corporate Transactions

The 2024 EIP provides that, in the event of a sale, lease or other disposition of all or substantially all of our assets, or specified types of mergers or consolidations (each, a "corporate transaction") any of the following may occur: outstanding awards may be continued if we are the successor entity; outstanding awards may be assumed by any surviving or acquiring corporation; the surviving or acquiring corporation may substitute similar awards for those outstanding; awards may be settled for the full value of such outstanding award (whether or not then vested or exercisable) in cash or securities of the successor entity with payment deferred until the date or dates the award would have become exercisable or vested; or the vesting, exercisability and expiration of outstanding awards may be accelerated. Awards held by directors who are not employees of ours or our parent or subsidiary companies will immediately vest as to all or any portion of the shares subject to the stock award and will become exercisable at such times and on such conditions as the Committee determines.

Foreign Award Recipients

In order to comply with the laws in other countries in which the Company and its subsidiaries and affiliates operate or have employees or other individuals eligible for awards, the Committee will have the power and authority to modify the terms and conditions of any award granted to individuals outside the United States to comply with applicable foreign laws, establish sub-plans and modify exercise procedures and other terms and procedures, and take any action that the Committee determines to be necessary or advisable to administer awards under the 2024 EIP outside the U.S. or to comply with any local governmental regulatory exemptions or approvals. The Company can satisfy any tax withholding obligations as to the awards of non-U.S. taxpayers to the extent necessary under applicable law.

Payment for Purchase of Shares of our Class A Common Stock

Payment for shares of our Class A common stock purchased pursuant to the 2024 EIP may be made in cash or by check or, where approved by the Committee and where permitted by law (and to the extent not otherwise set forth in the applicable award agreement): (a) by cancellation of indebtedness; (b) by surrender of shares that have a fair market value on the date of surrender equal to the aggregate exercise price of the shares as to which said award will be exercised or settled; (c) by waiver of compensation due or accrued for services rendered; (d) through a broker-assisted sale or other cashless exercise program; (e) by any combination of the foregoing; or (f) by any other method permitted by law and approved by the Committee.

Grants to Non-Employee Directors

Non-employee directors are eligible to receive any type of award offered under the 2024 EIP except ISOs. No non-employee director may receive awards under the 2024 EIP that, when combined with cash compensation received for service as a non-employee director, exceeds $750,000 in value in any calendar year. Awards under the 2024 EIP may be granted to non-employee directors, automatically made pursuant to a policy adopted by the Board, or made from time to time as determined in the discretion of the Board.

The value of awards for purposes of complying with this maximum will be determined as follows: (a) for options and SARs, the grant date fair value will be calculated using the Company's regular valuation methodology for determining the grant date fair value of options for reporting purposes, which may include using the three-month trailing average of the

Company's closing stock price, the Black-Scholes value of the award or other accepted valuation methodology consistent with then-current accounting standards (as applied in a generally consistent manner among similar awards granted in the same year), and the aggregate number of shares subject to the award, and (b) for all other awards other than options and SARs, grant date fair value will be determined by either (i) calculating the product of the fair market value per share on the date of grant and the aggregate number of shares subject to the award, or (ii) calculating the product using an average of the fair market value over a number of trading days and the aggregate number of shares subject to the award, as determined by the Committee. Awards granted to an individual while he or she was serving in the capacity as an employee or while he or she was a consultant but not a non-employee director will not count for purposes of the foregoing limitations.

Plan Suspension or Termination

Our board of directors has the authority to suspend or terminate the 2024 EIP at any time, provided that such action does not impair the existing rights of any participant. If the 2024 EIP is approved by our stockholders at the 2023 annual meeting, and unless terminated earlier in accordance with its terms, the 2024 EIP will terminate ten years from the Effective Date.

Certain U.S. Federal Income Tax Consequences.

The following is a general summary under current law of certain U.S. federal income tax consequences to participants who are citizens or individual residents of the United States relating to the types of equity awards that may be granted under the Plan. This summary deals with the general tax principles and is provided only for general information. Certain kinds of taxes, such as foreign taxes, state and local income taxes, payroll taxes and the alternative minimum tax, are not discussed.

Nonqualified Stock Options, Stock Appreciation Rights. A recipient of an NSO or stock appreciation right will not recognize taxable income upon the grant of those awards. However, the participant will recognize ordinary income upon exercise in an amount equal to the difference between the fair market value of the shares and the exercise price on the date of exercise. Any gain or loss recognized on a subsequent disposition of the shares of Class A common stock generally will be short-term or long-term capital gain or loss, depending on the length of time the recipient holds the shares.

Incentive Stock Options. Neither the grant nor the exercise of an incentive stock option will generally result in any taxable income to the recipient, except that the alternative minimum tax may apply at the time of exercise. The recipient will recognize a capital gain or loss on a later sale or other disposition of such shares provided that he or she does not dispose of such shares within two years from the date the option was granted or within one year after the shares were transferred to the recipient. If the shares are not held for the holding period described above, the recipient will recognize ordinary income equal to the lesser of (i) the difference between the fair market value of the shares on the date of exercise and the exercise price, or (ii) the difference between the sale price and the exercise price. Any gain or loss recognized on a subsequent disposition of the shares of Class A common stock generally will be short-term or long-term capital gain or loss, depending on the length of time the recipient holds the shares.

Restricted Stock Units. A recipient of RSUs does not recognize taxable income when the RSU is granted. The holder of the award generally will recognize ordinary income in each year in which the units are settled in an amount equal to the fair market value of the shares of Class A common stock received. Any gain or loss recognized on a subsequent

disposition of the shares of Class A common stock generally will be short-term or long-term capital gain or loss, depending on the length of time the recipient holds the shares.

Other Awards. The grant of Restricted Stock Awards, Stock Bonus Awards and Performance Awards generally will not be a taxable event. Generally, the recipient will recognize ordinary income equal to the excess of the fair market value over the price paid, if any, in the first taxable year in which his or her interest in the shares underlying the award becomes either (i) freely transferable or (ii) no longer subject to substantial risk of forfeiture (unless, with respect to an award of restricted stock, the recipient elects to accelerate recognition as of the date of grant).

In each of the foregoing cases, we will generally have a corresponding deduction at the time the participant recognizes ordinary income, subject to Section 162(m) of the Code and the relevant income tax regulations. Section 162(m) places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers. Generally, as discussed above, we design our executive compensation program to permit our Committee to be able to grant compensation intended to be eligible for deductibility to the extent permitted by Section 162(m) of the Code. We may from time to time, however, pay compensation to our executives that may not be deductible if the Committee believes that doing so is in the best interests of our stockholders.

ERISA Information. The 2024 Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Interest of Certain Persons in Matters to Be Acted Upon; Awards under the Plan

Members of our board of directors, director nominees and executive officers have an interest in this Proposal 4 to approve the 2024 EIP, as each would be eligible to receive future awards under the 2024 EIP. However, no awards have yet been made under the 2024 EIP, and no awards have been granted that are contingent on the approval of the 2024 EIP. Awards under the 2024 EIP would be made at the discretion of the Committee. Therefore, the benefits and amounts that will be received or allocated under the 2024 EIP in the future are not determinable at this time.

Currently, our non-employee directors are entitled to receive cash and equity compensation for their service as directors. Our board of directors has determined that non-employee directors will receive an annual RSU grant with a value of $185,000. In addition, non-employee directors are entitled to receive an annual cash retainer of $60,000 for service on our Board, and an additional annual cash retainer of $25,000 for the chair of the Audit Committee, $12,500 for a non-chair Audit Committee member, $20,000 for the chair of the Compensation and Leadership Committee, $10,000 for a non-chair CLC member, $20,000 for the chair of the Nominating and Governance Committee and $10,000 for a non-chair NGC member. The lead independent director of the Board is entitled to receive an additional annual cash retainer with a value of $27,500. All annual retainer grants of RSUs to our non-employee board members vest over a one-year period as to 25% on a quarterly basis.

New Plan Benefits

Participation in the 2024 EIP is voluntary and the Company will have the discretion to determine the eligibility for participation in the 2024 EIP. Accordingly, the benefits and amounts that will be received or allocated to officers and other employees under the 2024 EIP are not determinable at this time.

Historical Plan Benefits

As of March 31, 2023, options to purchase a total of 320,684 shares had been granted under the 2014 Prior Plan in the last fiscal year, none of which had been exercised and 283,598 of which remained outstanding, at a weighted-average exercise price of $8.70 per share. The total number of options outstanding under the 2014 Prior Plan as of March 31, 2023 is 2,631,654 with a weighted-average exercise price of $8.15 per share. As of March 31, 2023, 5,812,822 time-based RSUs had been granted under the 2014 Prior Plan in the last fiscal year, of which 4,329,177 RSUs remained outstanding. In addition to time-based RSUs, the Company also granted performance-based RSUs ("PSUs") subject to both a one-year performance period (1/1/2022 - 12/312022) and subsequent time-based vesting. As of March 31, 2023, a maximum of 905,471 PSUs had been granted under the 2014 Prior Plan in the last fiscal year, of which 216,844 PSUs remained outstanding and subject to future time-based vesting.The closing price per share of our Class A common stock as reported by NASDAQ on March 31, 2023 was $5.03. The following table summarizes the grants made to our named executive officers, all current executive officers as a group, all current non-employee directors who are not executive officers as a group, and all current employees (excluding our executive officers and directors) as a group, for the fiscal year ending December 31, 2022.

Name and Position	Number of Shares underlying Options	Number Shares underlying other Awards	
		Time-based RSUs	Performance-Based RSUs at Maximum
Named Executive Officers			
Nicholas Woodman, Chief Executive Officer and Chairman, Director Nominee	0	0	623,338
Brian McGee, Executive Vice-President, Chief Financial Officer, and Chief Operating Officer	87,260	102,354	76,769
Eve Saltman, SVP, Corporate/Business Development, Chief Legal Officer, Secretary and Chief Compliance Officer	37,086	43,501	32,627
Dean Jahnke, SVP, Global Sales & Channel Marketing	37,086	43,501	32,627
Kevin Hinge, SVP, Chief Supply Chain Officer	32,723	38,383	28,790
All current executive officers, as a group (5 persons)	194,155	227,739	794,151
All non-employee directors who are not executive officers, as a group (9 persons)	0	211,131	0
All employees who are not executive officers or directors, as a group 762 persons)	126,529	5,373,952	111,320

Vote Required and Board Recommendation

This proposal must receive a "For" vote from the holders of a majority of the voting power of the shares of stock entitled to vote on such matter that are present in person or represented by proxy at the meeting and are voted for or against the matter. If you own shares through a bank, broker or other intermediary, you must instruct your bank, broker or other intermediary how to vote in order for them to vote your shares so that your vote can be counted on this proposal. Abstentions and broker non-votes will not be counted toward the vote total for this proposal and therefore will not affect the outcome of this proposal.

**OUR BOARD OF DIRECTORS RECOMMENDS A VOTE *"FOR"*
APPROVAL OF THE GOPRO, INC. 2024 EQUITY INCENTIVE PLAN**

PROPOSAL NO. 5

APPROVAL OF THE GOPRO, INC. 2024 EMPLOYEE STOCK PURCHASE PLAN

We are asking our stockholders to approve our new 2024 Employee Stock Purchase Plan (the "2024 ESPP") to replace our 2014 Employee Stock Purchase Plan (the "Prior ESPP") and enable our employees to purchase shares of our Class A common stock under the 2024 ESPP. Our board of directors adopted the 2024 ESPP on March 23, 2023, subject to approval by our stockholders. Subject to approval of the 2024 ESPP by our stockholders within twelve (12) months of the date that the 2024 ESPP was adopted by the Board, the Prior ESPP will terminate on the Effective Date of the 2024 ESPP, February 15, 2024.

Our board of directors believes that the 2024 ESPP will be an important incentive tool supporting us in our continued efforts to attract, retain and motivate qualified talent, while also aligning the long-term value creation objectives of our workforce with those of our stockholders. If approved by our stockholders, the 2024 ESPP will be effective February 15, 2024 (the "Effective Date"). If Proposal 5 is not approved by our stockholders, our Prior ESPP will remain in effect with only approximately one year remaining in its term. Our ability to attract and retain the talent we need to compete in our industry would be seriously and negatively impacted, and this could impair our long-term success.

Summary of the 2024 ESPP

The 2024 ESPP provides eligible employees with an opportunity to purchase shares of our Class A common stock at a discount through accumulated payroll deductions. The principal terms of the 2024 ESPP are summarized below. This summary is qualified in its entirety by reference to the full text of the 2024 ESPP, which is attached as Appendix B to this proxy statement.

Plan Administration

The 2024 ESPP is expected to be administered by the CLC. Subject to the terms of the 2024 ESPP, the CLC will have the authority to, among other matters, determine the eligibility of participants, determine the terms and conditions of offerings under the 2024 ESPP, and construe and interpret the terms of the 2024 ESPP.

Shares Reserved for Issuance

If approved, the maximum number of shares reserved for issuance under the 2024 ESPP will be the lower of (i) 11,100,000 shares and (ii) the sum of any reserved rights, options, or shares not issued under the Prior ESPP on the Effective Date, subject to adjustment to reflect certain changes in the Company's capital structure resulting from stock dividends, stock splits, reverse stock splits, recapitalizations, subdivision, combination, or reclassification or similar events. The closing price per share of our Class A common stock on March 31, 2023, was $5.03. Shares reserved and available for grant and issuance under the 2024 ESPP shall be issuable as Class A common stock of the Company regardless of their series or class under the Prior ESPP.

Offering Periods

The 2024 ESPP is currently expected to be administered through consecutive six-month periods referred to as offering periods (the "Offering Periods"), commencing on February 15 and August 15 of each year, and ending on the following August 15 and February 15, respectively. The CLC may change the duration and structure of future Offering Periods in accordance with the terms of the 2024 ESPP, provided that no Offering Period may extend for a period longer than 27 months.

On the first business day of each Offering Period (the "Offering Date"), each eligible employee who has properly enrolled in that Offering Period in accordance with the rules prescribed by the CLC will be granted an option to purchase shares of the Company's Class A common stock on the last date of the applicable "Purchase Period(s)" (a Purchase Period being the period during which contributions may be made toward the purchase of our Class A common stock pursuant to the 2024 ESPP; each Offering Period may be made up of one or more Purchase Periods) to be funded by payroll deductions, based on the participant's elected contribution rate. Unless a participant has properly withdrawn from the Offering Period, each option granted under the 2024 ESPP will automatically be exercised on the last business day of the Offering Period (the "Purchase Date"). The purchase price will be equal to 85% of the lesser of the fair market value of our Class A common stock on (i) the Offering Date; and (ii) the Purchase Date.

In the event that that an Offering Period is comprised of multiple Purchase Periods instead of a single Purchase Period, and the fair market value on the first day of the current Offering Period in which the participant is enrolled is higher than the fair market value on the first day of any subsequent Offering Period, the Company will automatically withdraw the participant from the current Offering Period and enroll the participant in the subsequent Offering Period. Any funds accumulated in the participant's account prior to the first day of such subsequent Offering Period will be applied to the purchase of shares on the Purchase Date immediately prior to the first day of such subsequent Offering Period, if any.

Eligibility

Generally, all of our employees and employees of any parent, subsidiary or affiliate of the Company designated by the CLC (a "Participating Corporation"), will be eligible to participate in the 2024 ESPP; provided that employees who own (or are deemed to own as a result of stock attribution rules), stock constituting 5% or more of the total combined voting power or value of all classes of our stock or any of our subsidiaries will not be permitted to participate in the 2024 ESPP. The CLC may, in its discretion, and to the extent permitted under applicable law, exclude the following categories of employees from participation: (i) employees who are not employed by the Company or any Participating Corporation (within the meaning of Section 414(g) of the U.S. Internal Revenue Code (the "Code") prior to the beginning of an applicable offering period or prior to such other time period as specified by the CLC; (ii) employees who are customarily employed 20 hours or less per week in a calendar year; (iii) employees who are customarily employed five months or less in a calendar year; (iv) employees who are (x) "highly compensated employees" of the Company or any Participating Corporation or (y) "highly compensated employees" with compensation above a specified level and who are officers and/or are subject to disclosure requirements of Section 16(a) of the Exchange Act; (v) employees who are citizens or residents of a foreign jurisdiction (without regard to whether they are also a citizen of the United States or a resident alien (within the meaning of Section 7701(b)(1)(A) of the Code)) if either (x) such employee's participation is prohibited under the laws of the jurisdiction governing such employee, or (y) compliance with the laws of the foreign jurisdiction would violate the requirements of Section 423 of the Code; (vi) employees who do not satisfy other eligibility requirements as may be

established from time to time by the CLC within the limits prescribed by Section 423 of the Code; and (vii) individuals who provide services to the Company who are reclassified as common law employees for any reason except for federal income and employment tax purposes.

As of March 31, 2023, approximately 820 of our employees would be eligible to participate in the 2024 ESPP.

Contribution and Purchase Limitations

Unless otherwise determined by the CLC in accordance with the terms of the 2024 ESPP, no participant may (i) elect a contribution rate of more than 15% of his or her compensation for the purchase of shares under the 2024 ESPP in any one payroll period; (ii) purchase more than 2,500 shares of the Company's Class A common stock under the 2024 ESPP on any one Purchase Date; or (iii) purchase shares that have a fair market value of more than $25,000, determined as of the Offering Date, in any calendar year in which the Offering Period is in effect.

Certain Corporate Transactions

If the number of outstanding shares of our Class A common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, or similar change in our capital structure without consideration, then the CLC will proportionately adjust the number of shares available under the 2024 ESPP, the purchase price per share, the number of shares covered by each option under the 2024 ESPP which has not yet been exercised, and the numerical limits of Sections 2 and 10 of the 2024 ESPP shall be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and in compliance with applicable securities laws; provided that fractions of a share will not be issued.

In the event of a Corporate Transaction (as defined in the 2024 ESPP), any Offering Period that commenced prior to the Corporate Transaction will be shortened and provide for a new final Purchase Date, which shall occur on or prior to the consummation of the Corporate Transaction, as determined by the CLC. The Plan shall terminate on the closing of the Corporate Transaction.

Amendments and Termination

The CLC may generally amend, suspend or terminate the 2024 ESPP at any time without stockholder approval, except as may be required by applicable law or exchange listing rules. Unless earlier terminated in accordance with the foregoing, the 2024 ESPP will terminate on the tenth anniversary of the Effective Date.

Certain U.S. Federal Income Tax Consequences

The following is a general summary of the United States federal income tax consequences to us and to participants in the 2024 ESPP based on tax laws in effect as of the date of this proxy statement. This summary is not intended to be exhaustive and does not address all matters that may be relevant to any particular participant. Among other considerations, this summary does not describe the tax laws of any state, municipality or foreign jurisdiction, or describe gift, estate, excise, payroll or other employment taxes. Participants are advised to consult with their tax advisors regarding the tax consequences of participation in the 2024 ESPP. The 2024 ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code and the following discussion is based on the assumption that it is so qualified. The Company may satisfy any tax withholding obligations as to the awards of non-U.S. taxpayers by any method permitted under applicable law.

Each participant's payroll deductions under the 2024 ESPP will be made on an after-tax basis. Generally, the participant will not recognize any taxable income at the time he or she is granted an option to purchase shares of Class A common stock during an Offering Period or at the time the option is exercised to purchase shares on behalf of the participant. The participant will generally only recognize taxable income (or loss) on the date the participant sells or otherwise disposes of the acquired shares. The particular tax consequence depends on the length of time such shares are held by the participant prior to the sale or disposition.

If the shares are sold or disposed of more than two years from the first day of the Offering Period during which the shares were purchased, and more than one year from the Purchase Date or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income measured as the lesser of (i) the amount by which the fair market value of the shares on the Offering Date exceeded the purchase price of the shares (calculated as though the shares had been purchased on the Offering Date) and (ii) the excess of the fair market value of the shares at the time of such sale or other disposition over the purchase price. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price. If the shares are sold or otherwise disposed of before the expiration of either of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them.

The Company is generally not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income recognized upon a sale or disposition of shares prior to the expiration of the holding periods described above.

New Plan Benefits

Participation in the 2024 ESPP is voluntary and each eligible employee will have the discretion to determine whether and to what extent to participate in and contribute to the 2024 ESPP. Accordingly, the benefits and amounts that will be received or allocated to officers and other employees under the 2024 ESPP are not determinable at this time. Our non-employee directors will not be eligible to participate in our 2024 ESPP.

Historical Plan Benefits

As of March 31, 2023, options to purchase a total of 1,537,303 shares had been granted under the Prior ESPP in the last fiscal year. Due to the timing of our Offering Periods (February through August and August through February), the numbers we are disclosing cover a period from February 2022 - March 31, 2023. There were 4 Offering Periods during that time frame, with purchases on February 15, 2022, August 15, 2022, February 15, 2023, and the current Offering Period that began February 15, 2023 and for which the purchase date is scheduled to be August 15, 2023. For the full reporting period, 1,122,770 of the ESPP rights had been exercised and 414,533 of which remained outstanding (based on estimated shares to be purchased on August 31, 2023). The ESPP rights outstanding as of March 31, 2023 had a weighted-average exercise price of $5.0915 per share, based on the closing price on the first date of the Offering (February 15, 2023; $5.99 per share) multiplied by 85% to account for the discounted purchase price to be determined on

purchase date. The closing price per share of our Class A common stock on March 31, 2023, was $5.03. The table below sets forth the number of shares purchased pursuant to our Prior ESPP by our named executive officers, all current executive officers as a group, and all current employees (excluding all executive officers) during fiscal year 2022. Our non-employee directors were not eligible to participate in our Prior ESPP.

Named Executive Officers	Number of Shares Issued Under ESPP
Nicholas Woodman, Chief Executive Officer and Chairman	—
Brian McGee, Executive Vice-President, Chief Financial Officer, and Chief Operating Officer	—
Eve Saltman, Senior Vice President, Corporate/Business Development, Chief Legal Officer, Secretary and Chief Compliance Officer	—
Kevin Hinge, SVP, Chief Supply Chain Officer	—
Dean Jahnke, SVP, Global Sales & Channel Marketing[1]	5,514
All current executive officers, as a group (5 persons)	5,514
All current employees (excluding current executive officers) (394 unique persons)[2]	1,117,256

[1]Mr. Jahnke purchased 3 times under the ESPP in the reporting period. He purchased shares on February 15, 2022, (2,500 shares), August 15, 2022 (514 shares) and February 15, 2023 (2,500 shares). Each purchase date Mr. Jahnke was limited in the number of shares he purchased due to either the 2,500 per purchase individual plan limitation or the IRS $25,000 limitation.

[2]Many employees participated in more than one of the purchase dates included in the reporting period. For the February 15, 2022, purchase, 320 non executive officers participated and purchased 319,529 shares; for the August 15, 2022 purchase, 332 non executive officers participated and purchased 343,976 shares; for the February 15, 2023 purchase, 329 non executive officers participated and purchased 453,751 shares.

Vote Required and Board Recommendation

This proposal must receive a "For" vote the holders of a majority of the voting power of the shares of stock entitled to vote on such matter that are present in person or represented by proxy at the meeting and are voted for or against the matter. If you own shares through a bank, broker or other intermediary, you must instruct your bank, broker or other intermediary how to vote in order for them to vote your shares so that your vote can be counted on this proposal. Abstentions and broker non-votes will not be counted toward the vote total for this proposal and therefore will not affect the outcome of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR"
APPROVAL OF THE GOPRO, INC. 2024 EMPLOYEE STOCK PURCHASE PLAN

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2023, by:

- each stockholder known by us to be the beneficial owner of more than 5% of our Class A common stock or Class B common stock;

- each of our directors;

- each of our named executive officers ("**NEOs**"); and

- all directors and executive officers as a group.

Percentage ownership of our common stock before this offering is based on 26,258,546 shares of our Class B common stock and 129,698,597 shares of our Class A common stock outstanding on March 31, 2023. Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable. Shares of our Class A common stock and Class B common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2023 or restricted stock units ("RSUs") and performance share units ("PSUs") that may be earned, vest and settle within 60 days of March 31, 2023 are deemed to be outstanding and to be beneficially owned by the person holding the options or RSUs and PSUs for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

| | Shares Beneficially Owned | | | | |
| | Class A | | Class B | | % of Total Voting Power[1] |
Name of Beneficial Owner	Shares	%	Shares	%	
Directors and Named Executive Officers:					
Nicholas Woodman (2)	407,326	*	25,036,070	95.34%	63.92%
Tyrone Ahmad-Taylor (3)	42,203	*	—	*	*
Kenneth Goldman (4)	263,744	*	95,000	*	*
Peter Gotcher (5)	290,015	*	17,234	*	*
Shaz Kahng (6)	40,271	*	—	*	*
James Lanzone (7)	190,508	*	—	*	*
Alexander Lurie (8)	315,054	*	—	*	*
Susan Lyne (9)	153,306	*	—	*	*
Frederic Welts (10)	204,393	*	—	*	*
Lauren Zalaznick (11)	206,543	*	—	*	*
Brian McGee (12)	500,017	*	—	*	*
Eve Saltman (13)	318,173	*	—	*	*
Kevin Hinge(14)	302,896	*	—	*	*
Dean Jahnke (15)	366,988	*	9,600	*	*
All executive officers and directors as a group (14 persons) (16)	**3,601,437**	**2.74%**	**25,157,904**	**95.37%**	**64.54%**
5% Stockholders					
Nicholas Woodman and Jill R. Woodman, as Co-Trustees of the Woodman Family Trust under Trust Agreement dated March 11, 2011 (17)	—	*	25,036,070	95.34%	63.82%
BlackRock, Inc. (18)	12,265,446	9.46 %	—	*	3.13%
The Vanguard Group - 23-1945930 (19)	12,282,406	9.47 %	—	*	3.13%

* Represents beneficial ownership of less than 1% of our outstanding shares of common stock of the designated class of security or less than 1% of the Total Voting Power, as applicable.

Unless otherwise indicated, the address of each of the individuals and entities named below is c/o GoPro, Inc., 3025 Clearview Way, San Mateo, California 94402.

(1) Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share.

(2) Consists of: (i) 25,036,070 shares of Class B common stock held by the Woodman Family Trust under Trust Agreement dated March 11, 2011 of which Nicholas Woodman and Jill Woodman are co-trustees, (ii) 345,484 shares of Class A common stock held by Mr. Woodman, and (iii) 61,842 shares of Class A common stock subject to performance stock units held by Mr. Woodman that may settle within 60 days of March 31, 2023. As a co-trustee, Mr. Woodman may be deemed to have shared voting and investment power over the shares owned by the Woodman Family Trust.

(3) Consists of (i) 5,865 shares of Class A common stock held by Mr. Ahmad-Taylor, and (ii) 36,338 shares of Class A common stock subject to options held by Mr. Ahmad-Taylor that are exercisable within 60 days of March 31, 2023.

(4) Consists of (i) 5,668 shares of Class A common stock held by Mr. Goldman, (ii) 163,751 shares of Class A common stock held in the Goldman-Valeriote Family Trust, (iii) 94,325 shares of Class A common stock subject to options held by Mr. Goldman that are exercisable within 60 days of March 31, 2023, and (iv) 95,000 shares of Class B common stock subject to options held by Mr. Goldman that are exercisable within 60 days of March 31, 2023. Kenneth Goldman and Susan Valeriote are co-trustees and have shared voting and investment power over the shares owned by the Goldman-Valeriote Family Trust.

(5) Consists of: (i) 77,849 shares of Class A common stock held by Mr. Gotcher, (ii) 111,792 shares of Class A common stock held in the Peter and Marie-Helene Gotcher Family Trust, (iii) 100,374 shares of Class A common stock subject to options held by Mr. Gotcher that are exercisable within 60 days of March 31, 2023, and (iv) 17,234 shares of Class B common stock subject to options held by Mr. Gotcher that are exercisable within 60 days of March 31, 2023. Mr. Gotcher is the President of The Peter and Marie-Helene Gotcher Family Trust.

(6) Consists of 40,271 shares of Class A common stock held by Ms. Kahng.

(7) Consists of (i) 167,333 shares of Class A common stock held by The Lanzone Family Trust U/A dtd 07/28/2003, and (ii) 23,175 shares of Class A common stock subject to options held by Mr. Lanzone that are exercisable within 60 days of March 31, 2023. Mr. Lanzone and spouse are the co-trustees of the Lanzone Family Trust U/A dtd 07/28/03.

(8) Consists of (i) 209,141 shares of Class A common stock held by the Lurie-Volgelsong Revocable Living Trust, and (ii) 105,913 shares of Class A common stock subject to options held by Mr. Lurie that are exercisable within 60 days of March 31, 2023. Mr. Lurie and his spouse are co-trustees of the Lurie-Volgelsong Revocable Living Trust.

(9)   Consists of (i) 79,570 shares of Class A common stock held by Ms. Lyne, and (ii) 73,736 shares of Class A common stock subject to options held by Ms. Lyne that are exercisable within 60 days of March 31, 2023.

(10)   Consists of (i) 148,993 shares of Class A common stock held by the Frederic K. Welts, Jr. Living Trust, and (ii) 55,400 shares of Class A common stock subject to options held by Mr. Welts that are exercisable within 60 days of March 31, 2023. Mr. Welts is the sole trustee and beneficiary of the Frederic K. Welts, Jr. Living Trust.

(11)   Consists of (i) 26,054 shares of Class A common stock held by Ms. Zalaznick and Phelim Dolan, (ii) 86,946 shares of Class A common stock held by the Phelim Dolan Irrevocable Grantor Trust, Lauren Zalaznick sole beneficiary and Co-Trustee, and (iii) 93,543 shares of Class A common stock subject to options held by Ms. Zalaznick that are exercisable within 60 days of March 31, 2023.

(12)   Consists of: (i) 15,774 shares of Class A common stock held by Mr. McGee, (ii) 276 shares of Class A common stock held by Mr. McGee's spouse, (iii) 477,638 shares of Class A common stock subject to options held by Mr. McGee that are exercisable within 60 days of March 31, 2023, and (iv) 6,329 shares of Class A common stock subject to PSUs held by Mr. McGee that may settle within 60 days of March 31, 2023.

(13)   Consists of (i) 39,904 shares of Class A common stock held by Ms. Saltman, (ii) 271,736 shares of Class A common stock subject to options held by Ms. Saltman that are exercisable within 60 days of March 31, 2023, (iii) 2,669 shares of Class A common stock subject to RSUs held by Ms. Saltman that may settle within 60 days of March 31, 2023, and (iv) 3,864 shares of Class A common stock subject to PSUs held by Ms. Saltman that may settle within 60 days of March 31, 2023.

(14)   Consists of (i) 38,700 shares of Class A common stock held by Mr. Hinge, (ii) 251,334 shares of Class A common stock subject to options held by Mr. Hinge that are exercisable within 60 days of March 31, 2023, (iii) 9,691 shares of Class A common stock subject to RSUs held by Mr. Hinge that may settle within 60 days of March 31, 2023, and (iv) 3,171 shares of Class A common stock subject to PSUs held by Mr. Hinge that may settle within 60 days of March 31, 2023.

(15)   Consists of: (i) 150,646 shares of Class A common stock held by Mr. Jahnke, (ii) 213,205 shares of Class A common stock subject to subject to options held by Mr. Jahnke that are exercisable within 60 days of March 31, 2023, (iii) 3,137 shares of Class A common stock subject to PSUs held by Mr. Jahnke that may settle within 60 days of March 31, 2023, and (iv) 9,600 shares of Class B common stock subject to options held by Mr. Jahnke that are exercisable within 60 days of March 31, 2023.

(16)   Consists of (i) 1,714,017 shares of Class A common stock, (ii) 25,036,070 shares of Class B common stock, (iii) 1,796,717 shares of Class A common stock subject to options that are exercisable within 60 days of March 31, 2023, (iv) 12,360 shares of Class A common stock subject to RSUs that may settle within 60 days of March 31, 2023, (v) 78,343 shares of Class A common stock subject to PSUs that may settle within 60 days of March 31, 2023, and (vi) 121,834 shares of Class B common stock subject to options that are exercisable within 60 days of March 31, 2023.

(17)   Consists of 25,036,070 shares of Class B common stock held by the Woodman Family Trust under Trust Agreement dated March 11, 2011 of which Nicholas Woodman and Jill Woodman are co-trustees. As a co-trustee, Mr. Woodman may be deemed to have shared voting and investment power over the shares owned by the Woodman Family Trust.

(18)   Based solely on a Schedule 13G Amendment No. 6 filing made on January 24, 2023. BlackRock, Inc. reports beneficial ownership of 12,265,446 shares of Class A common stock with sole power to dispose or direct the disposition of all shares of Class A common stock and sole voting power as to 11,524,736 of the shares of Class A common stock. The address for BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

(19)   Based solely on a Schedule 13G Amendment No. 7 filing made on February 09, 2023. The Vanguard Group - 23-1945930 ("Vanguard") reports beneficial ownership of 12,282,406 shares of Class A common stock with shared voting power over 186,851 shares, sole dispositive power over 11,986,573 shares and shared dispositive power over 295,833 shares. The address for Vanguard is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

EXECUTIVE OFFICERS

The names of our current executive officers, their ages as of March 31, 2023, and their positions are shown below.

Executive Officers	Age	Position(s)
Nicholas Woodman	47	Chief Executive Officer and Chairman
Brian McGee	63	Executive Vice President, Chief Financial Officer and Chief Operating Officer
Eve Saltman	58	Senior Vice President, Corporate/Business Development, Chief Legal Officer, Secretary and Chief Compliance Officer
Kevin Hinge	54	Senior Vice President, Chief Supply Chain Officer
Dean Jahnke	49	Senior Vice President, Global Sales & Channel Marketing

Our board of directors chooses executive officers, who then serve at the board's discretion. There is no family relationship among any of our directors or executive officers.

For information regarding Mr. Woodman, please refer to "Proposal No. 1 – Election of Directors" discussed above.

Brian McGee has served as our Chief Financial Officer and Chief Operating Officer since February 2020. Mr. McGee served as the Company's Chief Financial Officer since March 11, 2016. Mr. McGee served as our Vice President of Finance from September 2015 to March 2016, and was responsible for financial planning, tax, treasury and risk management in that role. From May 2011 to September 2015, Mr. McGee served in various positions at Qualcomm, most recently as the Vice President, Business Operations. Prior to Qualcomm, Mr. McGee was at Atheros Communications from December 2009 to May 2011 as the Vice President, General Manager Global Powerline Business. Prior to Atheros Communications, from January 2007 to December 2009, Mr. McGee was the Senior Vice President, Chief Financial Officer and Treasurer, at Intellon, a fabless semiconductor company that was acquired by Atheros Communications in December 2009. From 2003 to 2006, Mr. McGee was Vice President Finance and Chief Financial Officer of Lexar, a maker of digital media storage. Mr. McGee holds a B.S. in Finance from California Polytechnic State University and a Certificate in Management Accounting.

Eve Saltman has served as our Senior Vice President, Corporate & Business Development, Chief Legal Officer and Secretary since May 2021 and Chief Compliance Officer since February 2021. Ms. Saltman served as our Vice President, Corporate & Business Development, General Counsel and Secretary from March 2018 to May 2021, Ms. Saltman served as our Vice President, Deputy General Counsel and Assistant Secretary from February 2017 to September 2017, our Deputy General Counsel and Assistant Secretary from July 2014 to February 2017, and our Associate General Counsel and Assistant Secretary from January 2014 to July 2014. From September 2017 to March 2018, Ms. Saltman served as General Counsel and Corporate Secretary of Asana, Inc., a collaborative work management application company. Prior to joining GoPro in 2014, Ms. Saltman served as VP, General Counsel, and Corporate Secretary of OL2, Inc. dba OnLive, a provider of cloud gaming services from September 2012 to January 2014 and VP, Legal, OnLive, Inc., from September 2008 to August 2012. Ms. Saltman serves as a board member to Talentsky, a social media network connecting people to mentors and employers. Since 2014, Ms. Saltman has also served as a director of Lexicon of Sustainability, Inc., a non-profit organization. Ms. Saltman holds a B.A. in History from Cornell University and a J.D. from Georgetown Law School.

Kevin Hinge has served as GoPro's Chief Supply Chain Officer since February 2020. From May 2019 to February 2020, he served as GoPro's Senior Vice President, Operations, and from August 2016 to May 2019, he served as our Vice President, Operations. Prior to joining GoPro, Mr. Hinge was Chief Operating Officer at Smartaics from 2014 until 2016. Before that Mr. Hinge was Head of Manufacturing and Supply Chain Operations at Enecsys from 2010 to 2014, held

several supply chain positions at Nokia from 1998 to 2009 including Head of Multimedia BU Product MSM, and had his own design company working in numerous product domains, including medical, aeronautical, automotive, consumer devices and electronics surveillance, spanning an 18 year period. Mr. Hinge holds a Bachelor of Science in Mechanical Engineering.

Dean Jahnke has served as GoPro's Senior Vice President, Global Sales & Channel Marketing since January 1, 2022, Vice President, Global Sales since June 2018, Interim Head of Sales from March 2018 to June 2018, Senior Director of Sales – North America from April 2017 to March 2018, Director of Sales from February 2016 to March 2017, and Area Sales Manager from March 2014 to January 2016. Prior to joining GoPro, Mr. Jahnke served as Senior Sales Manager of Western Digital from August 2008 to March 2014. Before that, Mr. Jahnke was Senior Merchant at Best Buy from June 2000 to August 2008. Mr. Jahnke attended Minnesota State University, Mankato.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

GoPro's executive compensation programs, policies and practices ("**ECPs**") are designed to reflect the three major tenets of our executive compensation philosophy, namely to:

- Align executive compensation with the achievement of our business objectives and financial performance;

- Motivate our executive officers to take actions that enhance long-term stockholder value; and

- Enable us to attract, reward and retain our executive officers who contribute to our success.

We manage our ECPs, including compensation-related corporate governance standards, in a manner consistent with our executive compensation philosophy. These ECPs are intended to drive performance and prohibit or minimize behaviors that we do not believe serve our stockholders' long-term interests.

This Compensation Discussion and Analysis ("**CD&A**") is intended to assist our stockholders in understanding our ECPs by presenting the following:

1. **Performance Highlights for 2022** summarizes our business results that impacted our 2022 executive compensation decisions.

2. **Elements of Our Executive Compensation Program** sets forth our executive compensation philosophy and describes the programs, policies and practices we apply and use to support achievement of our corporate goals and performance objectives.

3. **Further Considerations for Setting Executive Compensation** discusses, among other things, the role of our compensation and leadership committee, compensation consultants, compensation peer group, and the impact of tax and accounting considerations.

4. **Executive Compensation Decisions for 2022** explains the compensation decisions that were made for 2022 based on our corporate results.

5. **Severance and Change in Control Arrangements** discusses employment agreements and policies associated with our current executives.

This CD&A focuses on the material elements of compensation of our NEOs as of December 31, 2022:

- Nicholas Woodman, our Chief Executive Officer and Chairman of our board of directors;

- Brian McGee, our Executive Vice President, Chief Financial Officer and Chief Operating Officer;

- Eve Saltman, our Senior Vice President, Corporate/Business Development, Chief Legal Officer, Secretary and Chief Compliance Officer;

- Kevin Hinge, our Senior Vice President, Chief Supply Chain Officer; and

- Dean Jahnke, our Senior Vice President, Global Sales & Channel Marketing.

Performance Highlights for 2022

In 2022, GoPro celebrated its 20-year anniversary, a journey which began with a 35mm film camera designed to be worn on the wrist while surfing. Today, GoPro is one of the world's most popular brands serving millions of the world's most active, creative, and inspired humans.

The strength of our brand and our subscription-based business in 2022 helped us deliver solid results despite a stronger U.S. dollar and macroeconomic headwinds. In 2022, we generated revenue of $1.09 billion, which resulted in GAAP net income of $29 million and non-GAAP net income of $81 million along with GAAP EPS of $0.18 and non-GAAP EPS of $0.47. 2022 was our fourth consecutive profitable year on a non-GAAP basis. Additionally in 2022, we generated $95 million of EBITDA, or 9% of revenue. We repurchased $40 million of stock and repaid a $125 million of convertible notes.

Our subscription business contributed meaningfully to our top and bottom line and, importantly, is building lifetime value into our business model as being a GoPro camera owner has become increasingly synonymous with being a GoPro subscriber. In 2022, we grew GoPro subscribers 43% year-over-year to 2.25 million, exceeding our annual target of 2.2 million subscribers. Our subscription business is now estimated to generate approximately $100 million in annual revenue with gross margins of 70-80% in 2023.

Key 2022 Highlights:

- **PROFITABILITY + CASH FLOW:** GoPro achieved GAAP profitability in a challenging macroeconomic environment. GoPro was profitable on a non-GAAP basis for the fourth consecutive year, while also driving positive EBITDA of $95 million.

- **HARDWARE LAUNCHES:** GoPro launched five new camera SKUs in 2022 including our new flagship HERO11 Black camera, as well as several derivatives including HERO11 Black Creator Edition, HERO11 Black Mini, HERO10 Bones and HERO10 Black Creator Edition.

- **SOFTWARE + CLOUD LAUNCHES:** GoPro launched auto-generated highlights from the cloud and expanded mobile app capabilities.

- **SUBSCRIPTION MILESTONE**: In August of 2022, GoPro announced that the GoPro subscription surpassed 2 million subscribers, representing more than $100 million in annual recurring revenue at 70-80% gross margin.

- **EMMY® AWARD WINNING TECHNOLOGY:** GoPro won its second Emmy® Award for in-camera sensor and software stabilization, the technology behind HyperSmooth and ReelSteady.

- **A GREAT PLACE TO WORK:** GoPro was recognized for the second year in a row by Outside Magazine as one of the 50 Best Places to Work – the only company with more than 200 employees to make the list.

- **CORPORATE RESPONSIBILITY:** In 2022, GoPro published its inaugural Sustainability Report which outlines our efforts to be a better global corporate citizen, sharing our progress toward inclusivity, environmental impact reductions and governance best practices.

Executive Compensation Best Practices

Compensation and Leadership Committee Independence	Our board of directors maintains a compensation and leadership committee comprised solely of independent directors.
Compensation and Leadership Committee Advisor Independence	The compensation and leadership committee engages and retains its own advisors. During 2022, the compensation and leadership committee engaged Compensia, an independent national compensation consulting firm, to assist with its responsibilities.
Annual Compensation Review	The compensation and leadership committee annually reviews our executive compensation philosophy and strategy, including reviewing the composition of our compensation peer group.
Compensation-Related Risk Assessment	We conduct annual evaluations of our compensation programs, policies, and practices, including our ECPs, to ensure that they reflect an appropriate level of risk-taking but do not encourage our employees to take excessive or unnecessary risks that could have a material adverse impact on GoPro.
No Executive Perquisites	We generally do not offer perquisites or other personal benefits to our executive officers, including our Named Executive Officers, or NEOs. Our executive officers, including our NEOs, participate in our health and welfare benefit programs on the same basis as all our employees.
"Double-Trigger" Reasonable Change in Control Arrangements	The change in control post-employment compensation arrangements for our executive officers, including our NEOs, are based on a "double-trigger" arrangement that provides for the receipt of payments and benefits only in the event of (i) a change in control of our company and (ii) a qualifying termination of employment.
Executive Severance Benefits	The Executive Severance Policy is intended to provide specified payments and benefits to certain executive officers (other than the Chief Executive Officer), and other employees of the Company, in the event of certain terminations of employment not involving a change in control of the Company. In addition, our arrangement with Mr. Woodman provides for the receipt of payments and benefits in the event of a qualifying termination of employment.
Prohibition on Hedging and Pledging	Our management team, including our NEOs, and the members of our board of directors, are prohibited from speculating in our equity securities, including the use of short sales, or any equivalent transaction involving our equity securities and from engaging in any hedging or pledging transactions with respect to our equity securities.
Succession Planning	Our compensation and leadership committee periodically reviews and discusses with our management team the Company's executive succession planning. Our board of directors reviews the risks associated with our most critical executive positions on an annual basis so that we have an adequate succession strategy, and we have plans in place for these critical positions.
Retirement Programs	Other than our Section 401(k) plan, which is generally available to all U.S. employees, we do not offer defined benefit or contribution retirement plans or arrangements or nonqualified deferred compensation plans or arrangements for our management team, including our NEOs.

Compensation Recoupment Policy	We maintain a compensation recoupment policy applicable to cash incentive-based compensation awards paid to our executive officers. In the event of a material restatement of financial results filed with the SEC, the policy permits our board of directors to seek recovery of all or any portion of the incentive awards paid or awarded to an executive officer who is found to have engaged in fraud or intentional or illegal conduct in excess of the awards that would have been paid or awarded based on the restated financial results.
Stock Ownership Guidelines	We maintain stock ownership guidelines for our Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer, other Section 16 Officers and non-employee directors to align their interests with those of our stockholders.

Elements of Our Executive Compensation Program

Compensation Philosophy and Guiding Principles

We have designed our ECPs to reward our executive officers, including our NEOs, at a level consistent with our overall business strategy and financial performance and to provide remuneration sufficient to attract, retain, and motivate them to exert their best efforts in the highly-competitive technology and consumer-oriented environments in which we operate. We have also designed our ECPs to reward our executive officers, including our NEOs, for superior performance. We believe that competitive compensation packages consisting of a combination of base salaries, annual cash bonus opportunities, and long-term incentive opportunities in the form of equity awards that are earned over a multi-year period, enable us to attract top talent, motivate effective short-term and long-term performance, and satisfy our retention objectives. As an overarching objective, we seek to design each pay element to align the compensation of our executive officers with our corporate performance and long-term value creation for our stockholders. That principle has guided the design of both the annual and long-term incentive compensation of our executive officers.

The compensation and leadership committee reviews and analyzes market trends and the prevalence of various compensation delivery vehicles and adjusts the design and operation of our executive compensation program as it deems necessary and appropriate. While the compensation and leadership committee considers these factors in its deliberations and places no formal emphasis on any one factor in its overall compensation strategy, our annual Executive Bonus Plan does assign values to specific performance metrics.

The compensation and leadership committee will continue to evaluate our compensation philosophy and program objectives as circumstances merit. At a minimum, we expect the compensation and leadership committee to review executive compensation annually and update as deemed necessary and appropriate.

Compensation Elements

The primary elements of our executive compensation program are: (i) base salary, (ii) annual cash bonus opportunities, and (iii) long-term incentive opportunities in the form of equity awards subject to multi-year vesting. The table below shows each major pay component and the role and factors for determining the amount. Percentages in the table below are the averages of pay components at target for the NEOs, including the CEO.

Compensation Element	What This Element Rewards	Purpose and Key Features of Element
Base salary  21%	Individual performance, level of experience, expected future performance and contributions.	Provides competitive level of fixed compensation determined by the market value of the position, and the qualifications, experience and performance expectations of each executive officer and each position.
Annual cash bonus  18%	Achievement of pre-established corporate and individual performance objectives. For 2022, the bonus plan focused on our revenue growth, profitability and paid subscription growth, as well as individual contributions and management objectives.	Motivate executive officers to achieve, during the fiscal year, (i) short-term financial and operational objectives, and (ii) individual performance objectives. Performance levels are established to motivate our executive officers to achieve or exceed performance objectives.
Long-term incentives  61%	Corporate and individual performance that enhance long-term stockholder value. Vesting requirements promote retention of highly-valued executive officers.	Annual (i) stock options and restricted stock units ("**RSUs**") that vest over four years, based on continued service, and (ii) performance stock units ("**PSUs**") that are subject to both a performance-based vesting condition (as determined by the compensation and leadership committee) and a service-based vesting condition, each of which provides a variable "at risk" pay opportunity. Because the ultimate value of these equity awards is directly related to the market price of our Class A common stock, and the awards are subject to vesting over an extended period of time, they serve to focus management on the creation and maintenance of long-term stockholder value and help us attract, retain, motivate, and reward executive officers.

Our executive officers also participate in the standard employee benefit plans available to most of our employees. In addition, our executive officers are eligible for post-employment payments and benefits under certain circumstances (severance and change in control payments and benefits). Each of these compensation elements is discussed in detail below, including a description of each element and how it fits into our overall executive compensation program and a discussion of the amounts of compensation paid to our executive officers, including our NEOs, in 2022 under each of these elements.

Base Salary

We believe that a competitive base salary is a necessary element of our executive compensation program, so that we can attract and retain a stable and highly qualified management team. Base salaries for our executive officers are intended to be competitive with those received by other individuals in similar positions at the companies with which we compete for talent, and to maintain internal parity across our executive officer team.

Generally, we take into consideration peer market data provided by Compensia for the role we are looking to fill. We establish the initial base salaries of our executive officers through arm's-length negotiation at the time we hire the individual executive officer, considering his or her position, qualifications, experience, and the base salaries of our other executive officers. The compensation and leadership committee reviews the proposed base salaries for newly-hired or appointed executive officers at the time of offer or promotion and thereafter, on an annual basis, the compensation and leadership committee reviews the base salaries of executive officers, including our NEOs.

Annual Cash Bonuses

Our executive officers, including our NEOs, are participants in our annual Executive Bonus Plan ("**Executive Bonus Plan**"), pursuant to which we generally use annual cash bonuses to motivate participants to achieve our short-term financial and operational objectives while making progress towards our longer-term growth and other goals. Consistent with our executive compensation philosophy, these annual bonuses are intended to help us to deliver a competitive target total direct compensation opportunity to our executive officers. Annual cash bonuses for our executive officers are intended to be competitive with those received by other individuals in similar positions at the companies with which we compete for top talent, and to maintain internal parity across our executive team.

The compensation and leadership committee determines bonus targets, subject to adjustment in certain circumstances, such as mid-year changes in base salary and leaves of absence. Overall funding of the bonus pool is generally determined by reference to corporate performance measures, but the compensation and leadership committee can, at its discretion, adjust individual participants' bonuses, based on each participant's individual performance. Individual performance goals for each participant are generally identified at the beginning of the year in discussions with our Chief Executive Officer (except with respect to his own performance goals). These goals may be quantitative or qualitative in nature, depending on the organizational priorities for a given year, and they typically focus on key departmental or operational objectives or functions. Most of these goals are intended to provide a set of common objectives that facilitate collaborative management and engagement, although participants could also be assigned individual objectives.

In February 2022, the compensation and leadership committee determined that continuing a semi-annual bonus plan was appropriate for 2022 in order to motivate participants to achieve our short-term financial and operational objectives while continuing to make progress towards our longer-term growth and other goals. The compensation and leadership committee maintained the same key performance categories and weightings as established for 2021 . The 2022 performance category weightings were 25% revenue, 25% paid subscriptions and 50% pre-tax profit/loss.

The compensation and leadership committee believed these performance measures and weightings were appropriate for our business in 2022, as the Company continued to focus on our top and bottom line while growing our subscription business. The compensation and leadership committee established target performance levels for each measure at levels that it believed to be attainable based upon the then-existing business environment, through the successful execution of our annual operating plan.

Long-Term Incentives/Equity Awards

We use long-term incentive compensation in the form of equity awards to motivate our executive officers, including our NEOs, by providing them with the opportunity to build an equity interest in GoPro and to share in the potential appreciation in the value of our Class A common stock.

Generally, in determining the size of the equity awards granted to our executive officers, including our NEOs, the compensation and leadership committee takes into consideration the recommendations of our Chief Executive Officer (except with respect to his own equity award), as well as the factors described in Compensation Setting Process, below. The compensation and leadership committee also considers the dilutive effect of our long-term incentive compensation practices, and the overall impact that these equity awards, as well as awards to other employees, may have on stockholder value.

Annual equity awards are granted to our executive officers, including our NEOs, in the form of stock options, which represent the right to purchase shares of our Class A common stock at a price equal to the fair market value of our Class A common stock on the date of grant subject to time-based vesting; RSUs, which represent the right to receive shares of our Class A common stock subject to time-based vesting; and PSUs, which represent the right to receive shares of our Class A common stock subject to both achievement of one or more performance metrics and time-based vesting. The proportion and mix of long-term equity vehicles (time-based stock options, time-based RSUs, and performance-based PSUs) is determined by the compensation and leadership committee each year (see "Executive Compensation Decisions for 2022 – Long-Term Incentive Compensation" below). The compensation and leadership committee evaluates equity vehicles annually to determine which form and mix of equity best aligns executive incentives with the long-term interests of our stockholders. The compensation and leadership committee may also choose to utilize other performance-based equity vehicles.

On February 17, 2022, the compensation and leadership committee granted PSUs to Nicholas Woodman, Brian McGee, Eve Saltman, Kevin Hinge and Dean Jahnke. These 2022 PSUs were designed to be earned and vest between 0% and 150% of a target number of shares based upon achievement of two annual metrics: (1) a threshold profitability level to a maximum profitability level, and (2) a threshold subscription hurdle to a maximum subscription hurdle. Fifty percent of each 2022 PSU award will be earned (if at all) based on exceeding the satisfaction of the profitability threshold and the other 50% of each 2022 PSU award will be earned (if at all) based on exceeding the satisfaction of the subscription threshold. To the extent actually earned, the 2022 PSUs will be subject to time-based vesting, with one-third of the total number of shares earned under each 2022 PSU award vesting on the initial vesting date of February 15, 2023 and an additional one-twelfth of the total number of earned shares under each 2022 PSU award vesting quarterly thereafter, for so long as the recipient remains in service to GoPro. The target threshold profitability level and threshold subscription hurdles for the 2022 PSUs represented a level of performance

that the compensation committee believed our management team could achieve with diligent effort in the then-existing business environment.

Welfare and Health Benefits

We maintain a tax-qualified retirement plan under Section 401(k) of the Internal Revenue Code (the "**Code**") for our U.S. employees, including our executive officers, who satisfy certain eligibility requirements, including requirements relating to age and length of service, that provides them with an opportunity to save for retirement on a tax-advantaged basis. We intend for this plan to qualify under Sections 401(a) and 501(a) of the Code so that contributions by employees to the plan, and income earned on plan contributions, are not taxable to employees until distributed from the plan. Under the plan, pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions.

All participants' interests in their deferrals are 100% vested when contributed to this plan. In 2020, we made matching contributions into the Section 401(k) plan for our employees for 100% of the employee's personal contributions up to 4% of eligible compensation, which are deductible when made by the Company. However, due to the impact of the pandemic and changes in our economic circumstances, we suspended the Company matching contributions as of May 14, 2020 and continued the suspension of Company matching contributions through 2021 and 2022. Globally, we maintain retirement programs for our non-US employees where applicable.

In addition, we provide certain other benefits to our executive officers, including our NEOs, on the same basis as all our full-time employees. These benefits include health, dental and vision benefits, health and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance, basic life insurance coverage and discretionary time-off. We do not offer our employees a non-qualified deferred compensation plan, a defined benefit pension plan or an actuarial plan.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices, the competitive market and our employees' needs.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a component of our executive compensation program. Accordingly, we do not provide perquisites to our executive officers, except in situations where we believe it is appropriate to assist an individual in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment and retention purposes. During 2022, none of the NEOs received perquisites or other personal benefits that were, in the aggregate, valued at $10,000 or more. In the future, we may provide perquisites or other personal benefits to our executive officers where we believe it serves a sound business purpose. We do not expect that any future perquisites or other personal benefits will be a significant aspect of our executive compensation program. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the compensation and leadership committee.

Further Considerations for Setting Executive Compensation

Compensation-Setting Process

Role of the Compensation and Leadership Committee

The compensation and leadership committee is responsible for establishing our overall compensation philosophy and reviewing and approving our executive compensation program, including the specific compensation of our executive officers, including our NEOs. The compensation and leadership committee has the authority to retain special counsel and other advisors, including compensation consultants, to assist in carrying out its responsibilities to determine the compensation of our executive officers and, as noted previously, in 2022 retained Compensia, as further discussed below. The compensation and leadership committee's authority, duties, and responsibilities are described in its charter, which is reviewed annually and revised and updated as warranted. The charter is available on the Company investor relations website.

In determining our overall compensation philosophy and approving the compensation of our executive officers, the compensation and leadership committee is assisted by Compensia, as well as our Chief Executive Officer, and our executive compensation staff to formulate recommendations with respect to specific compensation actions. The compensation and leadership committee makes all final decisions regarding compensation for our executive officers, including base salary levels, target annual cash bonus opportunities, actual cash bonus payments, and long-term incentive opportunities in the form of equity awards that are earned over a multi-year period. The compensation and leadership committee meets on a regularly scheduled basis and at other times as needed and periodically reviews compensation matters with the entire board of directors.

Annually, the compensation and leadership committee reviews our executive compensation program, including any incentive compensation plans and arrangements, to assess whether our compensation elements, actions and decisions (i) are properly coordinated, (ii) are aligned with our vision, mission, values and corporate goals, (iii) provide appropriate short-term and long-term incentives for our executive officers, (iv) achieve their intended purposes, and (v) are competitive with the compensation of executives in comparable positions at the companies with which we compete for executive talent. Following this assessment, the compensation and leadership committee may make any necessary or appropriate modifications to our existing plans and arrangements or adopt new plans or arrangements.

The compensation and leadership committee also conducts an annual review of our executive compensation strategy to ensure that it is appropriately aligned with our business strategy and achieving our desired objectives. Further, the compensation and leadership committee reviews market trends and changes in competitive compensation practices, as described below.

The factors considered by the compensation and leadership committee in determining the compensation of our executive officers, including our NEOs, include:

- the recommendations of our Chief Executive Officer (except with respect to his own compensation), with the advice of our executive compensation staff;

- our financial and other objective elements of corporate performance;

- our corporate and individual achievements measured against short-term and long-term performance objectives;

- the individual performance of each executive officer against his or her business objectives;

- a review of the relevant competitive market analysis prepared by its compensation consultant (as described below);

- the expected future contribution of the individual executive officer;

- historical compensation decisions we have made regarding our executive officers; and

- internal pay equity based on the impact on our business and performance.

The compensation and leadership committee does not weigh these factors in any predetermined manner, nor does it apply any formulas in making its decisions. The members of the compensation and leadership committee consider this information in light of their individual experience, knowledge of GoPro, knowledge of each executive officer, knowledge of the competitive market and business judgment in making their decisions regarding executive compensation and our executive compensation program.

As part of this process, the compensation and leadership committee evaluates the performance of our Chief Executive Officer each year and makes all decisions regarding his base salary adjustments, target annual cash bonus opportunities, actual cash bonus payments and long-term incentive opportunities in the form of equity awards that are earned over a multi-year period. Our Chief Executive Officer is not present during any of the deliberations regarding his compensation.

Role of our Chief Executive Officer

Our Chief Executive Officer works closely with the compensation and leadership committee in determining the compensation of our other executive officers, including the other NEOs. Our Chief Executive Officer works with the compensation and leadership committee to recommend the structure of the annual Executive Bonus Plan, to identify and develop corporate and individual performance objectives for the annual Executive Bonus Plan, and to evaluate actual performance against the selected measures.

At the beginning of each year, our Chief Executive Officer reviews the performance of our other executive officers, including the other NEOs, for the previous year, and makes recommendations to the compensation and leadership committee for each element of compensation. The compensation and leadership committee then reviews these recommendations and considers the other factors described above and makes decisions as to the target compensation of each executive officer (other than our Chief Executive Officer), as well as each individual compensation element.

While the compensation and leadership committee will consider our Chief Executive Officer's recommendations, as well as the competitive market analysis prepared by Compensia, these recommendations and market data serve as

only two of several factors that the compensation and leadership committee considers in making its decisions with respect to the compensation of our executive officers. No executive officer participates in the determination of the amounts or elements of his or her own compensation.

Role of Compensation Consultant

Pursuant to its charter, the compensation and leadership committee has the authority to engage its own legal counsel and other advisors, including compensation consultants, as determined in its sole discretion, to assist in carrying out its responsibilities. The compensation and leadership committee has the authority to make all determinations regarding the engagement, fees and services of these advisors, and any such advisor reports directly to the compensation and leadership committee.

Accordingly, the compensation and leadership committee has engaged Compensia based on its expertise and reputation to provide information, analysis, and other assistance relating to our executive compensation program on an ongoing basis. The nature and scope of the services provided to the compensation and leadership committee by Compensia in 2022 included the following:

- researched, analyzed and developed a proposed compensation peer group;

- provided advice with respect to compensation best practices, regulatory developments and market trends for executive officers and members of our board of directors;

- conducted an analysis of long-term incentive equity practices currently used by our compensation peer group and advised on the adjustment and design of our long-term incentive plans;

- conducted an analysis of the levels of overall compensation and each element of compensation for our executive officers;

- provided adjustment and design advice on our annual Executive Bonus Plan; and

- provided *ad hoc* advice and support throughout the year.

Compensia was also retained by the nominating and governance committee to conduct an analysis of the levels of overall compensation and each element of compensation for the members of our board of directors.

Representatives of Compensia attend all meetings of the compensation and leadership committee and communicate with the compensation and leadership committee outside of meetings. Compensia reports to the compensation and leadership committee rather than to management, although Compensia may meet with members of management, including our Chief Executive Officer, and members of our executive compensation staff, for purposes of gathering information on proposals that management may make to the compensation and leadership committee.

The compensation and leadership committee has assessed the independence of Compensia considering, among other things, the various factors as set forth in Exchange Act Rule 10C-1 and the enhanced independence

standards and factors set forth in the applicable Nasdaq listing standards and has concluded that its relationship with Compensia and its respective work on behalf of the compensation and leadership committee has not raised any conflict of interest.

Compensation Peer Group

Given our unique history and business, market competitors and geographical location, the compensation and leadership committee believes that the competitive market for executive talent includes publicly traded technology companies, including Internet-based consumer, product, and services companies. Accordingly, the compensation and leadership committee develops a compensation peer group to contain a carefully selected cross-section of public companies using factors described below, with revenues and market capitalizations that are similar to ours and that may also compete in a similar market for executive talent.

Each year, in the fourth quarter, the Company reviews its standards and benchmarks for setting executive compensation including for our NEOs, for the upcoming fiscal year. One of the benchmarks we use is the peer group reference. In November 2021, the compensation and leadership committee directed Compensia to formulate a group of peer companies to be used as a reference for market positioning and for assessing competitive market practices in connection with making 2022 executive compensation decisions. Compensia reviewed the pool of U.S.-based publicly traded companies, taking into consideration our industry sector, the size of such companies (based on revenues and market capitalization) relative to our size and growth rate, and the following additional factors:

- the comparability of the company's primary sales channels, including via the Internet;

- the company's consumer products and/or business services focus;

- the comparability of the company's operating history;

- the comparability of the company's organizational complexities and growth attributes;

- the stage of the company's maturity curve (which increases its likelihood of attracting the type of executive talent for whom we compete); and

- the comparability of the company's operational performance (for consistency with our strategy and future performance expectations).

Following this review, Compensia recommended to the compensation and leadership committee a peer group of 18 information technology and consumer-oriented companies, which the compensation and leadership committee subsequently approved. The selected companies had revenues ranging from $300 million to $2.4 billion and market capitalizations ranging from $679 million to $11.9 billion, and similar consumer product and subscription businesses. The compensation and leadership committee reviewed the compensation data drawn from the compensation peer group to develop a representation of the "competitive market" specifically tailored to GoPro with respect to current executive compensation levels and related policies and practices. The compensation and leadership committee then evaluated how its contemplated compensation actions and decisions compared to the competitive market. The 2022 compensation peer group differs slightly from the 2021 peer group due to the removal of Fitbit, which was

acquired and is no longer a peer company. The compensation and leadership committee believes that the changes to the compensation peer group create a better alignment with respect to key financial criteria and companies in comparable industries.

The companies comprising the 2022 compensation peer group are as follows:

Acushnet Holdings	Fossil Group	Movado Group	Stitch Fix
Axon Enterprise	Gogo	NETGEAR	Universal Electronics
Callaway Golf Company	Groupon	Plantronics (Poly)	Vista Outdoor
Crocs	iRobot	Shutterstock	YETI Holdings
	MoneyGram International	Sonos	

The compensation and leadership committee does not believe that it is appropriate to make compensation decisions, whether regarding base salaries or short-term or long-term incentive compensation, solely using benchmarking as guidance. The compensation and leadership committee, however, does believe that information regarding the compensation practices at our compensation peer group is useful in two respects. First, the compensation and leadership committee recognizes that our compensation policies and practices must be competitive in the marketplace. Second, this information is useful in assessing the reasonableness and appropriateness of individual executive compensation elements and of our overall executive compensation packages.

Other Compensation Policies

Compensation Recoupment Policy

We maintain a compensation recoupment policy applicable to cash incentive-based compensation awards paid to our executive officers. In the event of a substantial restatement of financial results filed with the SEC , the policy permits the board, if the board determines appropriate under the circumstances and the executive officer engaged in fraud or intentional illegal conduct that materially contributed to the restatement, to seek recovery of all or any portion of the cash incentive awards paid or awarded to an executive officer in excess of the awards that would have been paid or awarded based on the restated financial results.

In addition, pursuant to Section 304 of the Sarbanes-Oxley Act of 2002, as applicable to all public companies, we may be legally required to seek reimbursement from our Chief Executive Officer and Chief Financial Officer if, as a result of their misconduct, we restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws.

Equity Grant Policy

It is our policy to avoid the granting of equity awards close in time to the release of material non-public information, and we have adopted a written equity grant policy to specify the timing of the effectiveness of our equity awards to avoid such timing. This policy, which we review annually and update as necessary, provides the following guidelines to be observed by the compensation and leadership committee and our board of directors in administering the grant of equity awards under our equity compensation plans in 2022:

- upon our IPO, when the 2014 Plan became effective, our board of directors delegated to the compensation and leadership committee the express authority to administer our 2014 Plan, including the authority to grant awards under the 2014 Plan;

- our board of directors has delegated to the equity management committee (a committee consisting solely of our Chief Executive Officer) the non-exclusive authority to grant equity awards under the 2014 Plan to employees below the level of executive staff vice president (i.e., employees who are not Section 16 officers and who are not listed as members of our management team in our investor relations website) where the awards fall within standard guidelines approved by the compensation and leadership committee and subject to a limitation on the number of shares of our Class A common stock that may be granted in any year;

- equity awards approved by the equity management committee will be periodically granted on the 15th day of February, May, August or November;

- all equity awards granted outside the equity management committee guidelines or to our employees at or above the level of vice president who serve on the Company's executive staff must be approved by the compensation and leadership committee; and

- all equity awards to the non-employee members of our board of directors will be granted automatically in accordance with the terms of our Director Compensation Policy.

Under our 2014 Plan, the exercise price of any option to purchase shares of our Class A common stock may not be less than the fair market value (based on the market closing price) of our Class A common stock on the date of grant.

Stock Ownership Guidelines

The Company maintains stock ownership guidelines to better align the interests of our Chief Executive Officer, our President, our Chief Operating Officer, our Chief Financial Officer, our other Section 16 Officers, and our non-employee directors with the interests of our stockholders (we currently do not have an executive with the title of President). Pursuant to the stock ownership guidelines, our Chief Executive Officer should achieve ownership of our common stock valued at five times his annual base salary within five years of becoming Chief Executive Officer. Our President, Chief Operating Officer, Chief Financial Officer and other Section 16 Officers should achieve ownership of our common stock valued at two times their annual base salary within five years of becoming subject to the policy. Our non-employee directors should achieve ownership of our common stock valued at five times the amount of the annual retainer payable to directors within five years of joining our board of directors. The ownership levels of our directors and executive officers as of March 31, 2023, are set forth in the beneficial ownership table section below, and all are currently on track to meet their requirement by the deadline, and were in compliance with our stock ownership guidelines as of March 31, 2023.

Derivatives Trading and Hedging and Pledging Policies

We have adopted a policy prohibiting our employees, including our executive officers, and members of our board of directors from speculating in our equity securities, including the use of short sales or any equivalent transaction

involving our equity securities. In addition, they may not engage in any other hedging, pledging or monetization transactions or trading on margin and other similar or related arrangements, with respect to the securities that they hold. Finally, no employee, including an executive officer, or member of our board of directors may acquire, sell, or trade in any interest or position relating to the future price of our equity securities.

Rule 10b5-1 Sales Plans

From time to time, certain of our directors and executive officers have adopted written plans, known as Rule 10b5-1 plans, in which they have contracted with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in some circumstances. The adoption, amendment, termination and certain other actions with respect to Rule 10b5-1 plans must comply with the terms of GoPro's Insider Trading Policy, which was recently amended to include the latest 10b5-1 rule changes .

Frequency of Say-on-Pay Advisory Vote

At our 2021 annual meeting of stockholders, our stockholders selected "annually" as the frequency at which stockholders will vote on a non-binding advisory basis to approve the compensation to be paid by us to our NEOs. After careful consideration, the nominating and governance committee and board of directors recommended and approved that future advisory votes on compensation of our NEOs be held on an annual basis, beginning at our 2022 annual meeting. Our board of directors believes holding an annual non-binding advisory vote is desirable because it provides immediate and direct input from our stockholders on our compensation principles and practices as disclosed in the proxy statement every year. This policy will remain in effect until the next stockholder vote on the frequency of stockholder advisory votes on the compensation of NEOs, expected to be held at our 2027 annual meeting of stockholders.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Section 162(m) of the Tax Code generally disallows public companies a tax deduction for federal income tax purposes of remuneration in excess of $1 million paid to certain executive officers.

The Tax Cuts and Jobs Act enacted in December 2017 repealed exceptions to the deductibility limit that were previously available for "qualified performance-based compensation," including stock option grants, effective for taxable years after December 31, 2017. As a result, any compensation paid to certain of our executive officers in excess of $1 million will be non-deductible unless it qualifies for transition relief afforded to compensation payable pursuant to certain binding arrangements in effect on November 2, 2017, and which have not subsequently been materially modified.

Accounting for Stock-Based Compensation

The compensation and leadership committee considers the potential accounting treatment in designing compensation plans and arrangements for our executive officers and other employees. Chief among these is FASB ASC Topic 718, the standard which governs the accounting treatment of stock-based compensation awards.

FASB ASC Topic 718 requires us to recognize the grant date fair value of all share-based payment awards to employees in our financial statements, including grants of options to purchase shares of our Class A common stock as well as RSUs and PSUs that may be settled for shares of our Class A common stock.

FASB ASC Topic 718 also requires us to recognize the compensation cost of our share-based payment awards in our income statement over the period that an employee, including our executive officers, is required to render service in exchange for the award (which, generally, will correspond to the award's vesting schedule).

Compensation-Related Risks

Our board of directors is responsible for the oversight of our risk profile, including compensation-related risks. The compensation and leadership committee monitors our compensation policies and practices as applied to our employees to ensure that these policies and practices do not encourage excessive and unnecessary risk-taking. Annually, our compensation and leadership committee conducts a review of our compensation programs, including our executive compensation program, and, based on this review, determined that the level of risk associated with these programs is not reasonably likely to have a material adverse effect on the Company.

Executive Compensation Decisions for 2022

Base Salary for Named Executive Officers

In February 2022, the compensation and leadership committee approved Mr. Woodman's base salary of $850,000, which is the same as his base salary for 2021, with such approval effective January 1, 2022. In February 2022, the compensation and leadership committee also reviewed Mr. McGee, Ms. Saltman, Mr. Hinge and Mr. Jahnke's base salaries based on an analysis prepared by Compensia regarding the competitive market, as well as the performance of these NEOs as evaluated by our Chief Executive Officer. At that time, the compensation and leadership committee approved a base salary of $700,000 for Mr. McGee, $470,000 for Ms. Saltman, $410,000 for Mr. Hinge and $432,000 for Mr. Jahnke, with such approval effective January 1, 2022.

The base salaries of our NEOs during 2022 are set forth in the "2022 Summary Compensation Table" below.

Annual Cash Bonuses for Named Executive Officers

In February 2022, the compensation and leadership committee designed cash bonus opportunities for our executive officers, including our NEOs. The compensation and leadership committee exercised its authority to select revenue, pre-tax profit/loss and paid subscriptions weighted at 25%, 50% and 25% respectively, as the performance

measures for the 2022 annual cash bonus opportunities for our executive officers, and also established the related threshold and target performance levels for each of these measures.

Under the 2022 Executive Bonus Plan, the performance measures involving our financial results could be determined in accordance with GAAP, or such financial results could consist of non-GAAP financial measures, subject to adjustment by the compensation and leadership committee for one-time items or unbudgeted or unexpected items when determining whether the target levels for the performance measures had been met.

Individual payouts of between 0% and 130% of funded bonuses (with the aggregate individual payouts not to exceed the overall funding level of the plan itself) would also reflect individual performance, based on a review of each executive officer's actual performance during the year, as ultimately determined by our compensation and leadership committee.

Target Bonus Opportunities

For 2022, the target annual cash bonus opportunities for each of our NEOs under the 2022 Executive Bonus Plan, expressed as a percentage of his or her annual base salary, were as follows:

Named Executive Officer	Annual Base Salary ($)	Target Bonus Opportunity (as a percentage of base salary) (%)	Target Bonus Opportunity ($)
Nicholas Woodman	850,000	100	850,000
Brian McGee	700,000	100	700,000
Eve Saltman	470,000	75	352,500
Kevin Hinge	410,000	75	307,500
Dean Jahnke [1]	432,000	75	324,000

[1]   Mr. Jahnke's target bonus opportunity (as a percentage of base salary) includes a split reflecting 50% on the executive bonus plan and 25% on the sales incentive plan.

The target financial objectives reflected our annual operating plan and allowed for recognition of individual contributions toward achievement of those objectives and the successful execution of each executive's individual roles and responsibilities. Target bonus opportunities differ among NEOs based on market data, position and level.

Corporate Performance Objectives

For purposes of the 2022 Executive Bonus Plan, the compensation and leadership committee selected revenue, pre-tax profit/loss and subscriptions as the corporate performance measures weighted at 25%, 50% and 25% respectively, each corresponding to a plan funding level of between 50% and 150%, based on our actual performance between threshold, target, and maximum levels. The CLC chose these metrics to prioritize our focus on top and bottom line growth as well as our growing subscriptions business. The 2022 Executive Bonus Plan would fund at 0% for actual performance below the threshold level, with the combined component percentages (either a percentage between 50% and 150% or 0%) determining the plan funding percentage of between 50% and 150% calculated on a straight-line basis between the respective threshold and target percentages. The CLC established target performance levels for each component at levels that it believed to be challenging, but attainable, through the successful execution of our annual operating plan.   The target levels for the 2022 corporate performance measures were as follows:



40% of each executive's bonus target would be attributable to the period ending June 30, 2022 (the "**First Half**" and the "**First Half Bonus Target**") and 60% to the period ending December 31, 2022 (the "**Second Half**" and the "**Second Half Bonus Target**"). In addition, each executive would be eligible to earn up to an additional 50% of their full bonus target (the "**Annual Kicker**"). The threshold and target levels of achievement for each corporate performance measure and their respective plan funding percentages, with the actual plan funding percentage with respect to each measure to be determined independently were as follows:

2022 First Half Bonus Metrics

Company Performance Component[1]		Threshold	Target
Revenue [2]	Level of Attainment	$450 million	$474 million
	Component Funding	50%	100%
Pre-Tax Profit/Loss [2] [3]	Level of Attainment	$20 million	$25 million
	Component Funding	50%	100%
Subscription [4]	Level of Attainment	1.8 million Paid Subscribers	1.884 million Paid Subscribers
	Component Funding	50%	100%

2022 Second Half Bonus Metrics

Company Performance Component[1]		Threshold	Target
Revenue [2]	Level of Attainment	$750 million	$790 million
	Component Funding	50%	100%
Pre-Tax Profit/Loss [2] [3]	Level of Attainment	$130 million	$141 million
	Component Funding	50%	100%
Subscription [4]	Level of Attainment	2.1 million Paid Subscribers	2.2 million Paid Subscribers
	Component Funding	50%	100%

2022 Annual Kicker Bonus Metrics

Company Performance Component[1]		Target	Maximum
Revenue [2]	Level of Attainment	$1.264 billion	$1.33 billion
	Component Funding	—%	50%
Pre-Tax Profit/Loss [2] [3]	Level of Attainment	$166 million	$182 million
	Component Funding	—%	50%
Subscription [4]	Level of Attainment	2.2 million Paid Subscribers	2.4 million Paid Subscribers
	Component Funding	—%	50%

[1] All levels of attainment between the threshold and target or between the target and maximum is subject to linear interpolation in order to determine the component funding percentage.

[2] Revenue is calculated by our finance department and verified by our executive management, subject to certification and final approval by our compensation and leadership committee.

[3] Pre-tax profit/loss is determined on a non-GAAP basis, which excludes stock compensation expenses, intangible charges, and other one-time charges as appropriate but includes bonus expense (including bonus payments under this 2022 Executive Bonus Plan).

Subscription refers to the total number of paid subscribers of the Company's GoPro Plus subscription services measured as the end of the
     First Half (ending June 30) and the end of the Second Half (ending December 31).

After the overall level of funding under the 2022 Executive Bonus Plan was determined (between 50% and 150%), our compensation and leadership committee could then adjust individual payouts between 0% and 130% of funded levels, provided that the aggregate bonus payouts under the plan could not exceed the overall level of funding of the plan itself. Notwithstanding any other provision herein to the contrary, no participant may receive a bonus payment of more than ten million dollars ($10,000,000) under the 2022 Executive Bonus Plan during any fiscal year.

2022 Performance Results and Bonus Decisions

In August 2022, the compensation and leadership committee determined that, based on actual 2022 First Half performance with respect to each corporate performance measure, the revenue result was between threshold and target and the pre-tax profit and subscription results exceeded target. The combined attainment and payout results were at 96.56% of First Half Bonus Target opportunities.

Executive First Half Bonus Attainment and Payout

Metric	Weight	% of Attainment	Weighted Total Payout as a % of target
Revenue	25%	86%	22%
Pre-Tax Profit/Loss	50%	100%	50%
Subscription	25%	100%	25%
			96.56%

In February 2023, the compensation and leadership committee determined that, based on actual 2022 Second Half performance with respect to revenue and pre-tax profit, results did not meet the threshold attainment. Both performance metrics were negatively impacted by global currency exchange and macroeconomic challenges that impacted demand. Second Half performance with respect to subscription results of 2.25 million paid subscribers exceeded the target attainment; however, when combined with the other performance metrics, attainment did not meet the minimum funding for a Second Half bonus payout.

Executive Second Half Bonus Attainment and Payout

Metric	Weight	% of Attainment	Weighted Total Payout as % of Target
Revenue	25%	0%	0%
Pre-Tax Profit/Loss	50%	0%	0%
Subscription	25%	100%	25%
			0%

Long-Term Incentive Compensation

Equity Awards for Named Executive Officers

In 2022, the compensation and leadership committee directed Compensia to review the various long-term incentive vehicles used by our peers and determined that designing a compensation plan using a mix of 25% stock options, 50% RSUs and 25% PSUs would be the best approach for us to attract and retain key talent in our industry and align our executive officers' interests with the long-term interests of our stockholders. The PSU award would vest only if the committee determined that the "Threshold Profitability Hurdle" in pre-tax profit/loss and the "Threshold Subscription Hurdle," each weighted at 50%, for fiscal year 2022. If the committee determined that the Threshold Profitability Hurdle and Threshold Subscription Hurdle had not been achieved, none of the shares under the PSU award would vest and the PSU award would permanently and immediately cancel in full without consideration.

Company Performance Target		Threshold	Target	Maximum
Pre-Tax Profit/Loss [1] [2]	Level of Attainment	$150.0 million	$166.0 million	$182.0 million
	Component Vesting	25%	100%	150%
Subscription	Level of Attainment	2,100K paid subscribers	2,200K subscribers	2,400K paid subscribers
	Component Vesting	25%	100%	150%

In February 2022, the compensation and leadership committee awarded Messrs. Woodman, McGee, Jahnke and Hinge and Ms. Saltman PSUs that may be settled in shares of our Class A common stock. In addition, our NEOs other than our CEO were awarded stock options to purchase shares of our Class A common stock and RSUs that may be settled in shares of our Class A common stock. These awards were based on the competitive market for their respective roles, contributions in 2021 and expected long-term contributions to GoPro.

The equity awards granted to our NEOs in 2022 are set forth in the "2022 Summary Compensation Table" and the "2022 Grants of Plan-Based Awards Table" below.

2022 Compensation for our Chief Executive Officer

In February 2022, the compensation and leadership committee approved Mr. Woodman's base salary of $850,0000 effective January 1, 2022. In addition, Mr. Woodman's annual bonus target remained unchanged at 100% of his base salary.

Severance and Change in Control Arrangements

Employment Arrangements

We have entered into written employment offer letters with each of our executive officers, including our Chief Executive Officer and our other NEOs. Each of these arrangements was approved on our behalf by our board of directors or the compensation and leadership committee. We believe that these arrangements were appropriate to induce these individuals to forego other employment opportunities or leave their current employer for the uncertainty of a demanding position in a new and unfamiliar organization.

In entering into these arrangements, our board of directors or the compensation and leadership committee, as applicable, was aware that it would be necessary to recruit candidates with the requisite experience and skills to manage a growing business in a dynamic and ever-changing environment. Accordingly, it recognized that it would need to develop competitive compensation packages to attract qualified candidates in a highly-competitive labor market. At the same time, our board of directors or the compensation and leadership committee, as applicable, was sensitive to the need to integrate new executive officers into the executive compensation structure that it was seeking to develop, balancing both competitive and internal equity considerations.

Each of these employment arrangements provides for "at will" employment and sets forth the initial or ongoing compensation arrangements for the NEO, including an initial or ongoing base salary, a target annual cash bonus opportunity, and, in some instances, a recommendation for an equity award in the form of stock options, RSUs, and/ or PSUs.

For a summary of the material terms and conditions of the employment arrangements with each of our NEOs, see "Employment, Severance and Change in Control Agreements" below.

Change in Control and Severance Policy

In January 2014, we adopted a Change in Control and Severance Policy, with payments and benefits triggered by a qualifying termination of employment in the event of a change in control of the Company applicable to our executive officers, including our NEOs and certain other employees, pursuant to which each individual entered into a written agreement governing such situations. We believe that the severance policy serves several objectives. First, it eliminates the need to negotiate separation payments and benefits on a case-by-case basis. Second, it helps assure an executive officer that his or her severance payments and benefits are comparable to those of other executive officers with similar levels of responsibility and tenure. Third, it incentivizes our executive officers to remain employed and focused on their responsibilities during the pendency or negotiation of a change in control transaction, which we believe would help to preserve our value and the potential benefit to be received by our stockholders in the transaction. Finally, the Change in Control and Severance Policy is easier for us to administer than individually negotiated severance agreements, as it requires less time and expense in negotiation and execution.

The agreements with our executive officers, including each of our NEOs (other than our Chief Executive Officer) require us to provide certain payments and benefits upon a qualifying termination of employment, which includes a termination of employment without cause or where the NEO resigns with good reason, within three months preceding or 12 months following a change in control of our company. The receipt of these payments and benefits is contingent upon the NEO's execution, delivery, and non-revocation of a release and waiver of claims satisfactory to us following the NEO's separation from service. In addition, for six months following the termination of employment, and as a condition to the payments and benefits, the NEO must cooperate with any transition efforts that we request and must not disparage us, or our directors, officers or employees. As noted in the following paragraph, Mr. Woodman, our Chief Executive Officer, is no longer a party to these agreements.

We entered into an employment letter with Mr. Woodman in June 2014, the terms of which supersede in their entirety the change in control and severance agreement he executed in January 2014. This employment letter sets

forth the post-employment compensation arrangements for Mr. Woodman in the event of a qualifying termination of employment in connection with a change in control of GoPro.

For descriptions of the change in control severance arrangements with each of our NEOs, including an estimate of the amount payable upon a qualifying termination of employment, see "Arrangements with Our Named Executive Officers" below.

Executive Severance Policy

Subject to executing a written agreement setting forth the terms and conditions of the Executive Severance Policy, our senior leadership team, including all of our NEOs other than our Chief Executive Officer, and all our employees with the title of Vice President may receive benefits under our Executive Severance Policy.

Under the Executive Severance Policy, if a participant undergoes a qualifying termination of employment (as defined in the Executive Severance Policy) and executes an irrevocable general release of claims in favor of GoPro within 60 days following such qualifying termination of employment, we will provide the participant the following severance payments and benefits (in addition to compensation and benefits earned by the participant but not yet paid through the termination date):

- *Cash Severance.* We will pay the participant a cash lump sum equal to 12 months of the participant's base salary (less applicable deductions and withholding), as in effect immediately prior to the participant's termination by GoPro or, in the case of voluntary termination by the participant with good reason (as defined in the policy), immediately prior to the occurrence of the event constituting good reason.

- *COBRA Payments.* Subject to the participant timely electing coverage in accordance with the requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("**COBRA**"), we will continue to pay the employer portions of such insurance premiums for the participant and/or his or her eligible dependents, for up to 12 months following the participant's termination. Such COBRA subsidies will cease, however, if a participant becomes eligible for comparable group medical, dental and/or vision insurance coverage under the plan(s) of a subsequent employer, or if the participant otherwise ceases to be eligible to receive COBRA coverage under our plan(s), before the end of the 12-month period.

If the participant is or becomes eligible to receive any other cash severance payments and benefits from us comparable to those described in the "Cash Severance" paragraph above, including under a "double-trigger" arrangement in connection with a change in control of GoPro (such as under our Change in Control and Severance Policy), the participant will receive the greater of the payments and benefits under the Executive Severance Policy or under the other arrangement (such as the Change in Control and Severance Policy).
Finally, participants in the Executive Severance Policy are required to agree that, during the six-month period following their cessation of employment, they will cooperate with us in every reasonable respect, use their best efforts to assist us with the transition of their duties to their successors and not in any way or by any means disparage GoPro, the members of our board or our officers and employees.

For descriptions of the severance arrangements with each of our NEOs, including an estimate of the amount payable upon a qualifying termination of employment, see "Arrangements with Our Named Executive Officers" below.

2023 Base Salary for Named Executive Officers

In February 2023, the compensation and leadership committee reviewed Mr. Woodman's base salary and determined it would remain unchanged for 2023. The compensation and leadership committee also reviewed Mr. McGee's, Ms. Saltman's, Mr. Hinge's and Mr. Jahnke's base salaries based on an analysis prepared by Compensia regarding the competitive market, as well as the performance of these NEOs as evaluated by our Chief Executive Officer. At that time, the compensation and leadership committee approved a base salary of $730,000 for Mr. McGee, $489,000 for Ms. Saltman and $449,500 for Mr. Jahnke. The compensation and leadership committee determined Mr. Hinge's base salary of $410,000 remained unchanged for 2023 due to his resignation from the Company effective May 19, 2023.

REPORT OF THE COMPENSATION AND LEADERSHIP COMMITTEE

This report of the compensation and leadership committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Our compensation and leadership committee has reviewed and discussed the "Compensation Discussion and Analysis" required by Item 402(b) of Regulation S-K with management and based on such review and discussions, the compensation and leadership committee recommended to our board of directors that the "Compensation Discussion and Analysis" be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2022.

Submitted by the Compensation and Leadership Committee

Susan Lyne, Chair
Peter Gotcher
James Lanzone
Lauren Zalaznick

EXECUTIVE COMPENSATION TABLES

2022 Summary Compensation Table

The following table provides information concerning compensation awarded to, earned by or paid to each of our NEOs for 2022, 2021 and 2020.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)	Total ($)
Nicholas Woodman,	2022	850,000	3,615,355	—	325,605	184 [5]	4,791,144
Chief Executive Officer	2021	850,000	3,121,199	—	1,139,000	166 [5]	5,110,365
	2020 [4]	240,962	2,934,573	—	0	160 [5]	3,175,695
Brian McGee	2022	700,000	1,335,720	440,960	268,146	184 [5]	2,745,010
Executive Vice President, Chief Financial Officer and Chief Operating Officer	2021	575,000	869,475	290,055	577,875	166 [5]	2,312,571
	2020	525,000	887,473	292,535	—	160 [5]	1,705,168
Eve Saltman,	2022	470,000	567,684	187,410	135,030	184 [5]	1,360,308
Senior Vice President, Corporate & Business Development, Chief Legal Officer and Secretary	2021	448,895	659,979	220,888	345,182	166 [5]	1,675,110
	2020	424,616	496,980	163,820	—	11,151 [6]	1,096,567
Kevin Hinge[9] Senior Vice President, Chief Supply Chain Officer	2022	410,000	500,894	165,362	117,793	184 [5]	1,194,233
Dean Jahnke	2022	432,000	567,684	187,410	112,194	184 [5]	1,299,472
Senior Vice President, Global Sales & Channel Marketing	2021	412,000	468,177	156,183	409,019	1,366 [7]	1,446,745
	2020	399,808	496,980	163,820	—	12,760 [8]	1,073,368

[1] The amounts reported in this column represent the aggregate grant date fair value of the RSUs or PSUs, as applicable, made to each NEO in 2022, 2021 and 2020 computed in accordance with FASB ASC Topic 718 and excluding the effect of estimated forfeitures. For all three years, PSUs were included in in the mix of equity awards granted to our NEOs and are included in the "Stock Awards" column in the table above, along with time-based RSUs. The performance metrics selected for the PSUs in each year were based solely on internal Company goals for a single fiscal year (FY 2020 (revenue, profitability and subscriptions), and, as such, the PSUs were determined to be performance awards under FASB ASC Topic 718.

The grant date fair value for both time-based RSU and PSU awards was determined to be equal to the closing price of our Class A common stock on the date of grant.

The number of PSUs that ultimately vest, if any, depends on whether the Company achieves certain levels of performance with respect to the designated performance measures. The grant date fair values of the PSUs included in this column are based on payouts at target, which we determined, in accordance with the applicable stock-based compensation accounting rules, to be the probable levels of achievement of the performance goals related to those awards at the time of grant. The table below shows the grant date fair value of the PSUs granted during fiscal 2022, assuming that: (i) our performance with respect to those performance measures will be at target levels (i.e., probable performance); and (ii) our performance with respect to those performance measures will be at levels that would result in a maximum payout.

Note that the amounts reported in this column and the table below reflect the accounting cost for these RSUs or PSUs, as applicable, and do not correspond to the actual economic value that may be received by the NEO.

Name	Fiscal Year of Grant	Grant Date Fair Value (Target/Probable Performance) ($)	Grant Date Fair Value (Maximum Performance) ($)
Nicholas Woodman	2022	3,615,355	5,423,041
Brian McGee	2022	445,240	667,890
Eve Saltman	2022	189,225	283,855
Kevin Hinge	2022	166,962	250,473
Dean Jahnke	2022	189,225	283,855

(2)   The amounts reported in this column represent the aggregate grant date fair value of option awards made to each NEO in 2022, 2021 and 2020 computed in accordance with FASB ASC Topic 718 and excluding the effect of estimated forfeitures. The assumptions used in calculating the grant date fair value of the option awards reported in the Option Awards column are set forth in Note 6 to the audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 10, 2023. Note that the amounts reported in this column reflect the accounting cost for these options and do not correspond to the actual economic value that may be received by the NEO.

(3)   The amounts reported in this column represent the NEO's annual cash bonus awards, which for 2022 and 2021, we awarded under the 2022 Executive Bonus Plan and the 2021 Executive Bonus Plan, respectively, based on the compensation and leadership committee's determination of individual and overall company performance. No bonus was paid for 2020 under the 2020 Executive Bonus Plan.

(4)   In April 2020, our CEO volunteered to forego the remainder of his salary through the end of 2020 due to the impact of the Covid-19 pandemic on the business.

(5)   Represents the value of corporate merchandise.

(6)   Represents $10,991 in matching 401(k) account contributions and $160 in value of corporate merchandise.

(7)   Represents $1,200 in waived medical reimbursement and $166 in value of corporate merchandise.

(8)   Represents $11,400 in matching 401(k) account contributions, $1,200 in waived medical reimbursement and $160 in value of corporate merchandise.

(9)   Mr. Hinge was promoted to Senior Vice President, Chief Supply Chain Officer in February 2020 and designated by the Board as a Section 16 officer on February 16, 2022.

2022 Grants of Plan-Based Awards Table

The following table provides information concerning each grant of an award made in 2022 for each of our NEOs under any plan. This information supplements the information about these awards set forth in the 2022 Summary Compensation Table. All options and stock awards represented in the table below were granted pursuant to our 2014 Plan, unless otherwise noted.

Name	Award Type	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)[4]
				Threshold ($)[1]	Target ($)	Maximum ($)[2]	Threshold (#)[3]	Target (#)[3]	Maximum (#)[3]				
Nicholas Woodman	Cash	N/A	—	425,000	850,000	1,275,000							
	PSU[5]	02/17/2022	02/17/2022	—	—	—	103,890	415,558	623,338	—	—	—	3,615,355
Brian McGee	Cash	N/A	—	215,625	431,250	646,875	—	—	—	—	—	—	—
	PSU[5]	02/17/2022	02/17/2022	—	—	—	12,794.00	51,177	76,769	—	—	—	445,240
	RSU[6]	02/17/2022	02/17/2022	—	—	—	—	—	—	102,354	—	—	890,480
	Option[7]	02/17/2022	02/17/2022	—	—	—	—	—	—	—	87,260	8.70	440,960
Eve Saltman	Cash	N/A	—	137,100	274,200	411,300	—	—	—	—	—	—	—
	PSU[5]	02/17/2022	02/17/2022	—	—	—	5,438	21,750	32,627	—	—	—	189,225
	RSU[6]	02/17/2022	02/17/2022	—	—	—	—	—	—	43,501	—	—	378,459
	Option[7]	02/17/2022	02/17/2022	—	—	—	—	—	—	—	37,086	8.70	187,410
Kevin Hinge	Cash	N/A	—	131,400	262,800	394,200	—	—	—	—	—	—	—
	PSU[5]	02/17/2022	02/17/2022				4,798	19,191	28,790				166,962
	RSU[6]	02/17/2022	02/17/2022	—	—	—	—	—	—	38,383	—	—	333,932
	Option[7]	02/17/2022	02/17/2022	—	—	—	—	—	—	—	32,723	8.70	165,362
Dean Jahnke	Cash	N/A	—	154,500	309,000	463,500	—	—	—	—	—	—	—
	PSU[5]	02/17/2022	02/17/2022				5,438	21,750	32,627				189,225
	RSU[6]	02/17/2022	02/17/2022	—	—	—	—	—	—	43,501	—	—	378,459
	Option[7]	02/17/2022	02/17/2022	—	—	—	—	—	—	—	37,086	8.70	187,410

[1] As set forth under the 2022 Executive Bonus Plan, the threshold amount represents corporate financial performance of (i) achievement of revenue at $1.2 billion, (ii) achievement of pre-tax profit/loss of $150.0 million and (iii) achievement of the GoPro Subscription paid subscribers of 2,100,000, which, together, would result in an overall plan funding level of 50% and individual bonus payouts at 50% of annual target bonus opportunities for 2022, subject to adjustment by the compensation and leadership committee.

[2] As set forth under the 2022 Executive Bonus Plan, the maximum amount represents corporate financial performance of (i) achievement of revenue at $1.330 billion, (ii) achievement of pre-tax profit/loss of $182.0 million and (iii) achievement of the GoPro Subscription paid subscribers of 2,400,000 which, together, would result in an overall plan funding level of 150% and individual bonus payouts at 150% of annual target bonus opportunities for 2022, subject to adjustment by the compensation and leadership committee.

[3] The amounts in these columns represent the threshold, target, and maximum number of shares that may be earned and vest with respect to PSUs granted during fiscal 2022.

[4] The amounts reported in this column represent the aggregate grant date fair value of each award computed in accordance with FASB ASC Topic 718. The grant date fair value for PSU awards was computed based on achievement of the PSU awards' performance at 100% of the target number of shares granted, which was the probable outcome of the performance conditions on the grant date. The grant date fair value for both RSUs and PSUs was determined to be equal to the closing price of our Class A common stock on date of grant. The assumptions used in calculating the grant date fair value of the option awards reported in the Option Awards column are set forth in Note 6 to the audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC

on February 10, 2023. Note that the amounts reported in this column reflect the accounting cost for these awards and do not correspond to the actual economic value that may be received by the NEO.

(5) The PSUs granted on February 17, 2022, are scheduled to vest between February 15, 2023, and February 15, 2025, subject to the satisfaction of the defined performance conditions for the performance period beginning on January 1, 2022, and ending on December 31, 2022, as determined by the committee.

The determination of the number of PSUs granted which are ultimately deemed to have been earned will be based on two equally-weighted metrics, the Profitability Attainment Metric (50% of the PSUs granted) and the Subscription Attainment Metric (50% of the PSUs granted). If the committee determines both the Threshold Profitability Hurdle and the Threshold Subscription Hurdle have not been achieved, none of the shares under the PSU awards will vest and all PSUs subject to the award will immediately be forfeited in their entirety. If the committee determines that the Threshold Hurdle of one or both metrics has been achieved or exceeded, the number of PSUs earned will be determined according to the Hurdle Schedule and the earned PSUs subject to that Hurdle will then be subject to the time-based vesting schedule described below.

| | % PSUs Granted that are Earned | | |
Performance Metric	Threshold	Target	Maximum
50% Profitability Attainment Hurdle	25%	100%	150%
50% Subscription Attainment Hurdle	25%	100%	150%

If the achievement against either of the Hurdles falls between the Threshold and the Target or between the Target and the Maximum, the committee will determine the number of PSUs subject to that metric which will be deemed to have been earned and become subject to the time-based vesting.

After the number of earned PSUs has been determined, 1/3rd of the earned PSUs will vest on the later of (x) February 15, 2023, or (y) the date when the committee determines the Hurdle(s) achieved, and the remaining earned PSUs will vest quarterly thereafter as to 1/12th of the earned PSUs on the 15th of each of February, May, August and November, subject to the participant's continued service to the Company through each vesting date. Earned but unvested PSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(6) One-fourth of the total RSUs granted will vest on February 15, 2023, and an additional 1/4th will vest annually thereafter until the units are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(7) One-fourth of the total options granted vested on February 15, 2023, and an additional 1/48th will vest monthly thereafter until the options are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested options may accelerate and become vested and exercisable subject to the terms of the change in control and severance agreement between the participant and the Company.

Outstanding Equity Awards at December 31, 2022 Table

The following table provides information concerning unexercised options, stock that has not vested and outstanding equity incentive plan awards for each NEO as of December 31, 2022.

	Option Awards				Stock Awards					
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Options Unexercisable	Option Exercise Price ($)[1]	Option Expiration Date	Award Type	Equity Incentive Plan Awards: Number of Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Shares, Units or Other Rights That Have Not Vested ($)[2]	Award Type	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Nicholas Woodman	—	—	—	—	PSU[3]	44,954	223,871	N/A	—	—
	—	—	—	—	PSU[4]	212,423	1,057,867	N/A	—	—
	—	—	—	—	PSU[5]	293,383	1,461,047	N/A	—	—
Brian McGee	30,000[6]	0	28.54	10/14/2025	RSU[7]	24,423	121,627	N/A	—	—
	86,800[8]	0	10.71	02/02/2026	RSU[9]	72,506	361,080	N/A	—	—
	113,636[10]	0	9.44	02/14/2027	RSU[11]	54,961	273,706	N/A	—	—
	25,184[12]	0	5.74	05/14/2028	RSU[13]	102,354	509,723	N/A	—	—
	91,826[14]	3,993[14]	7.55	05/14/2029	PSU[3]	4,532	22,569	N/A	—	—
	48,225[15]	42,198[15]	4.08	02/17/2030	PSU[4]	19,727	98,240	N/A	—	—
	29,036[16]	34,317[16]	7.91	02/22/2031	PSU[5]	36,130	179,927	N/A	—	—
	0[17]	87,260[17]	8.70	02/16/2032						
Eve Saltman	138,889[18]	0	5.58	04/15/2028	RSU[7]	13,322	66,344	N/A	—	—
	40,087[14]	2,178[14]	7.55	05/14/2029	RSU[9]	40,603	202,203	N/A	—	—
	45,388[15]	23,631[15]	4.08	02/17/2030	RSU[11]	31,708	157,906	N/A	—	—
	16,751[16]	19,799[16]	7.91	02/22/2031	RSU[13]	8,007	39,875	N/A	—	—
	3,648[19]	5,570[19]	9.89	05/16/2031	RSU[20]	43,501	216,635	N/A	—	—
	0[17]	37,086[17]	8.70	02/16/2032	PSU[3]	2,537	12,634	N/A	—	—
	—	—	—	—	PSU[4]	11,383	56,687	N/A	—	—
	—	—	—	—	PSU[4]	2,874	14,313	N/A	—	—
	—	—	—	—	PSU[5]	15,355	76,468	N/A	—	—
Kevin Hinge	47,393[21],	0	15.61	08/14/2026	RSU[22]	9,691	48,261	N/A	—	—
	46,404[23]	0	9.44	02/14/2027	RSU[9]	43,504	216,650	N/A	—	—
	17,401[24]	0	8.64	05/14/2027	RSU[11]	31,708	157,906	N/A	—	—
	34,778[25]	4,045[25]	6.78	05/27/2029	RSU[13]	38,383	191,147	N/A	—	—
	61,487[15]	25,319[25]	4.08	02/17/2030	PSU[3]	2,719	13,541	N/A	—	—
	16,751[16]	19,799[16]	7.91	02/22/2031	PSU[4]	11,383	56,687	N/A	—	—
	0[17]	32,723[17]	8.70	02/16/2032	PSU[5]	13,549	67,474	N/A	—	—
Dean Jahnke	9,600[26]	0	16.39	04/30/2024	RSU[7]	15,542	77,399	N/A	—	—
	55,626[27]	0	5.83	08/14/2028	RSU[9]	40,603	202,203	N/A	—	—
	58,435[14]	2,541[14]	7.55	05/14/2029	RSU[11]	29,595	147,383	N/A	—	—
	57,388[15]	23,631[15]	4.08	02/17/2030	RSU[13]	43,501	216,635	N/A	—	—
	15,634[16]	18,479[16]	7.91	02/22/2031	PSU[3]	2,537	12,634	N/A	—	—
	0[17]	37,086[17]	8.70	02/16/2032	PSU[4]	10,622	52,898	N/A	—	—
	—	—	—	—	PSU[5]	15,355	76,468	N/A	—	—

[1] Represents the fair market value of a share of our Class A or Class B common stock, as applicable. For options granted pre-IPO, market value of our common stock was determined by our board of directors on the date of grant. For options granted after our IPO, market value is the closing price of our Class A common stock on the date of grant. See Note 6 to the audited financial statements included in our

Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 10, 2023, for a discussion of the valuation of our Class A common stock.

(2) The amounts in these columns represent shares underlying RSUs with service-based vesting requirements, including PSUs for which the performance conditions have been satisfied but are subject to additional time-based service requirements. The PSUs for which the performance conditions have been satisfied continue to be denoted as "PSUs" in these columns for reference. The share numbers and values for the 2020 PSUs for which the performance conditions have been met reflect a downward adjustment to 75% of the original target shares based on the goal metric certification by the compensation and leadership committee on February 10, 2021.The share numbers and values for the 2021 PSUs for which the performance conditions have been met reflect an upward adjustment to 129.2% of the original target shares based on the goal metric certification by the compensation and leadership committee on February 2, 2022. The share numbers and values for the 2022 PSUs for which the performance conditions have been met reflect a downward adjustment to 55.9% of the original target shares based on the goal metric certification by the compensation and leadership committee on February 06, 2023.

(3) After the number of earned PSUs was determined by the compensation and leadership committee on February 10, 2021, 1/3rd of the earned PSUs vested on February 15, 2021, and the remaining earned PSUs will vest quarterly on the 15th of each of February, May, August and November, until the PSUs are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested PSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(4) After the number of earned PSUs was determined by the compensation and leadership committee on February 2, 2022, 1/3rd of the earned PSUs vested on February 15, 2022, and the remaining earned PSUs will vest quarterly on the 15th of each of February, May, August and November, until the PSUs are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested PSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(5) After the number of earned PSUs was determined by the compensation and leadership committee on February 6, 2023, 1/3rd of the earned PSUs vested on February 15, 2023, and the remaining earned PSUs will vest quarterly on the 15th of each of February, May, August and November, until the PSUs are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested PSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(6) One-fourth of the total options granted vested on September 28, 2016, and an additional 1/48th vested monthly thereafter until the options were fully vested. These options are now fully vested.

(7) One-fourth of the total RSUs granted vested on February 15, 2020, and an additional 1/4th will vest annually thereafter until the units are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(8) One-fourth of the total options granted vested on February 3, 2017, and an additional 1/48th vested monthly thereafter until the options were fully vested. These options are now fully vested.

(9) One-fourth of the total RSUs granted vested on February 15, 2021, and an additional 1/4th will vest annually thereafter until the units are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company

(10) One-sixth of the total options granted vested on August 15, 2017, and an additional 1/36th vested monthly thereafter until the options were fully vested. These options are now fully vested.

(11) One-fourth of the total RSUs granted vested on February 15, 2022, and an additional 1/4th will vest annually thereafter until the units are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(12) One-fourth of the total options granted vested on February 15, 2019, and an additional 1/48th will vest monthly thereafter, until the options are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested options may accelerate and become vested and exercisable subject to the terms of the change in control and service agreement between the participant and the Company.

(13) One-fourth of the total RSUs granted vested on February 15, 2023, and an additional 1/4th will vest annually thereafter until the units are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(14) One-fourth of the total options granted vested on February 15, 2020, and an additional 1/48th will vest monthly thereafter, until the options are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested options may accelerate and become vested and exercisable subject to the terms of the change in control and service agreement between the participant and the Company.

(15) One-fourth of the total options granted vested on February 15, 2021, and an additional 1/48th will vest monthly thereafter, until the options are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested options may accelerate and become vested and exercisable subject to the terms of the change in control and service agreement between the participant and the Company.

(16) One-fourth of the total options granted vested on February 15, 2022, and an additional 1/48th will vest monthly thereafter, until the options are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested options may accelerate and become vested and exercisable subject to the terms of the change in control and service agreement between the participant and the Company.

(17) One-fourth of the total options granted vested on February 15, 2023, and an additional 1/48th will vest monthly thereafter, until the options are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested options may accelerate

and become vested and exercisable subject to the terms of the change in control and service agreement between the participant and the Company.

(18) One-fourth of the total options granted vested on March 29, 2019, and an additional 1/48th will vest monthly thereafter until the options are fully vested, subject to Ms. Saltman's continued service to the Company through each vesting date. Unvested options may accelerate and become vested subject to the terms of the change in control and severance agreement between Ms. Saltman and the Company.

(19) One-fourth of the total options granted will vest on May 15, 2022, and an additional 1/48th will vest monthly thereafter until the options are fully vested, subject to Ms. Saltman's continued service to the Company through each vesting date. Unvested options may accelerate and become vested subject to the terms of the change in control and severance agreement between Ms. Saltman and the Company.

(20) One-fourth of the total RSUs granted will vest on May 15, 2022, and an additional 1/4th will vest annually thereafter until the units are fully vested, subject to Ms. Saltman's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between Ms. Saltman and the Company.

(21) One-fourth (1/4) of the total Options granted vested on August 1, 2017, and an additional 1/48th vested monthly thereafter until the options were fully vested. These options are now fully vested.

(22) One-fourth (1/4) of the total RSUs (restricted stock units) granted vested on May 15, 2020, and an additional 1/4th will vest annually thereafter until the units are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(23) One-fourth (1/4) of the total Options granted vested on August 15, 2017, and an additional 1/24th vested monthly thereafter, until the options were fully vested.These options are now fully vested.

(24) One-fourth (1/4) of the total Options granted vested on November 15, 2017, and an additional 1/24th vested monthly thereafter, until the options were fully vested.These options are now fully vested.

(25) One-fourth (1/4) of the total Options granted vested on May 15, 2020, and an additional 1/48th will vest monthly thereafter, until the options are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested Options may accelerate and become vested subject to the terms of the change in control and severance agreement between Mr. Hinge and the Company

(26) One-fourth of the total options granted vested on March 31, 2015, and an additional 1/48th vested monthly thereafter until the options were fully vested. Mr. Jahnke received this stock option award on May 01, 2014, prior to our IPO under the 2010 Plan. All options under the 2010 Plan entitle the option holder to conduct a cash exercise and request that our Class B common stock be issued to settle the exercise. Any other exercise type, and a cash exercise absent such a request, would be settled in our Class A common stock. These options are now fully vested.

(27) One-fourth of the total options granted vested on August 15, 2019, and an additional 1/48th vested monthly thereafter until the options were fully vested, The options are now fully vested.

Option Exercises and Stock Vested Table

The following table provides information concerning the exercise of options and the vesting of RSUs and PSUs in 2022 for each NEO as of December 31, 2022. Value realized on vesting of RSUs and PSUs is based on the fair market value of our Class A common stock on the vesting date multiplied by the number of shares vested and does not necessarily reflect the proceeds received by the NEO.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Nicholas Woodman	—	—	502,436	3,870,064
Brian McGee	—	—	139,587	1,198,550
Eve Saltman	—	—	100,551	858,039
Kevin Hinge	—	—	75,705	625,908
Dean Jahnke	—	—	72,151	617,330

Change in Control Arrangements with our Named Executive Officers

Arrangements with Mr. Woodman

Under his employment letter dated June 2, 2014, Mr. Woodman is eligible to receive severance payments and benefits upon a qualifying termination of employment, including a termination of employment in connection with a change in control of our company.

If Mr. Woodman's employment is terminated by us for any reason other than cause or he resigns for good reason prior to a change in control of GoPro, he will be eligible to receive:

- a single lump sum payment equal to the sum of 12 months of his then-current base salary and target bonus (assuming a 150% achievement threshold);

- an additional payment equal to the *pro-rata* portion of his target bonus for the year of his termination of employment; and

- continuation of COBRA benefits for 12 months following his termination of employment (or if applicable law requires otherwise, a lump sum payment equal to that amount).

If Mr. Woodman's employment is terminated by us for any reason other than cause or he resigns for good reason within 24 months following a change in control of GoPro, he will be eligible to receive:

- a single lump sum payment equal to the sum of 24 months of his then-current base salary and target bonus (assuming a 150% achievement threshold);

- an additional payment equal to the *pro-rata* portion of his target bonus for the year of his termination of employment;

- full accelerated vesting of all the shares of our common stock subject to his then-outstanding and unvested equity awards, if any; and

- continuation of benefits under COBRA for 18 months following his termination of employment (or if applicable law requires otherwise, a lump sum payment equal to that amount).

These payments and benefits are conditioned on Mr. Woodman's execution and delivery of an irrevocable release and waiver of claims to us within the 60 days following his termination of employment.

Further, if we undergo a change in control, any payments that would be "parachute payments" within the meaning of Section 280G of the Code will be reduced so that Mr. Woodman retains, on an after-tax basis, the greatest amount of these payments.

Arrangements with our other NEOs

Our other NEOs are eligible to receive severance payments and benefits upon a qualifying termination of employment, including a termination of employment in connection with a change in control of our company.

Pursuant to their change in control and severance agreements, if employment is terminated by us for any reason other than for cause or a participant voluntarily resigns for good reason within the three-month period preceding or the 12-month period following a change in control of GoPro, each will be eligible to receive:

- 12 months of his or her then-current base salary;

- 100% of his or her target annual bonus;

- $3,000 per month for 12 months in lieu of employee benefits; and

- all of the shares of our common stock subject to each then-outstanding and unvested equity award held by the participant, including awards that would otherwise only vest upon satisfaction of performance criteria, will accelerate and become vested and exercisable in full immediately prior to participant's separation from service.

Further, if we undergo a change in control, any payments that would be "parachute payments" within the meaning of Section 280G of the Code will be reduced so that the participant retains, on an after-tax basis, the greatest amount of these payments. We have not agreed and are not otherwise obligated to provide any NEO with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999 or 409A of the Internal Revenue Code.

Estimated Benefits as of December 31, 2022

The following table sets forth the estimated payments and benefits that would be received by each of the NEOs upon a change in control of GoPro, upon a termination of employment without cause or following a resignation for

good reason under our Executive Severance Policy, or in the event of a termination of employment without cause or following a resignation for good reason in connection with a change in control in GoPro under our Change in Control and Severance Policy. This table reflects amounts payable to each NEO assuming that his or her employment was terminated on December 31, 2022, and the change in control of the Company also occurred on that date. The closing market price per share of our Class A common stock on December 30, 2022, was $4.98.

Named Executive Officer	Change in Control		Termination of Employment No Change in Control				Termination of Employment Change in Control			
	Accelerated Vesting of Equity Awards ($)[1]	Total ($)	Severance Payment ($)	Medical Benefits Continuation ($)	Accelerated Vesting of Equity Awards ($)[1]	Total ($)	Severance Payment ($)	Medical Benefits Continuation ($)	Accelerated Vesting of Equity Awards ($)[1]	Total ($)
Nicholas Woodman	—	—	1,700,000	36,079 [2]	—	1,736,079	2,550,000	54,119 [2]	2,742,785	5,346,904
Brian McGee	—	—	1,400,000	36,000	—	1,436,000	1,400,000	36,000	1,604,850	3,040,850
Eve Saltman	—	—	822,500	36,000	—	858,500	822,500	36,000	864,333	1,722,833
Kevin Hinge	—	—	717,500	36,000	—	753,500	717,500	36,000	774,453	1,527,953
Dean Jahnke	—	—	756,000	36,000	—	792,000	756,000	36,000	806,888	1,598,888

[1] The value of the accelerated vesting of outstanding and unvested equity awards has been calculated based on the closing market price of our Class A common stock on Nasdaq on December 30, 2022, which was $4.98 per share, less, if applicable, the exercise price of each outstanding and unvested stock option. PSUs granted in 2020 subject to accelerated vesting upon a qualifying termination of 100% of eligible unvested shares reflect a downward adjustment to 75% of the original target shares based on the goal metric certification by the compensation and leadership committee on February 10, 2021. PSUs granted in 2021 subject to accelerated vesting upon a qualifying termination of 100% of eligible unvested shares reflect an upward adjustment to 129.2% of the original target shares based on the goal metric certification by the compensation and leadership committee on February 02, 2022. PSUs granted in 2022 subject to accelerated vesting upon a qualifying termination of 100% of eligible unvested shares reflect a downward adjustment to 55.9% of the original target shares based on the goal metric certification by the compensation and leadership committee on February 6, 2023.

[2] This amount is cost of COBRA continuation based on Mr. Woodman's 2022 medical, dental and vision benefits costs.

CEO Pay Ratio

The annual total compensation of Mr. Woodman for 2022, as reported in the 2022 Summary Compensation Table, was $4,791,144. The annual total compensation of our median employee for 2022 was $136,813. Based on this information, for 2022, the ratio of the annual total compensation of Mr. Woodman to that of our median employee was approximately 35.0 to 1.

Calculation Methodology

We identified the employee with compensation at the median of the compensation of all our employees (the "**median employee**") by considering our employee population as of December 31, 2022 (the "**employee population determination date**"). On the employee population determination date, we had 812 employees excluding our Chief Executive Officer of which 462 employees were based in the United States and 350 employees were located outside of the United States. We considered all individuals who were employed by us on a worldwide basis (including our consolidated subsidiaries) on the employee population determination date, whether employed on a full-time, part-time, seasonal or temporary basis, including employees on a partial-year leave of absence. The compensation measure used for purposes of identifying the median employee was based on earned salary or wages in 2022. In the case of foreign employees, total direct compensation also included "13th month pay" and any holiday allowance that was statutorily required to be paid as we view such compensation to be akin to earned salary or wages, and all amounts were converted to U.S. dollars using exchange rates in effect on the employee

population determination date, without making any cost of living adjustments for employees outside of the United States. We also annualized the cash compensation of any permanent employees that were not employed by us for all of 2022. We believe our methodology represents a consistently applied compensation measure that strikes a balance between administrative burden and consistent treatment of the primary compensation components for our worldwide employee population.

After identifying our median employee, in calculating the annual total compensation of such employee, we used the same methodology we use to calculate the amount reported for our NEOs in the "Total" column of the 2022 Summary Compensation Table.

Pay Versus Performance

As is now required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are disclosing the following information about the relationship between executive compensation actually paid and other measures of Company performance. The following disclosures are made in compliance with these rules; for additional information regarding our compensation philosophy, the structure of our compensation programs, how the Company's aligns executive compensation with the Company's performance, and compensation decisions made this year, refer to "Compensation Discussion and Analysis" section above.

The following tables provide information regarding the "Compensation Actually Paid" to our CEO and other NEOs (as a group) for the fiscal years 2020, 2021 and 2022.

| Year | Summary Compensation Table Total for CEO[1] | Compensation Actually Paid to CEO[2] | Average Summary Compensation Table Total for Non-CEO NEOs[3] | Average Compensation Actually Paid to Non-CEO NEOs[4] | Value of Initial Fixed $100 Investment Based On: | | GAAP Net Income (loss) (millions)[7] | Company Selected Performance Measure |
					Total Shareholder Return[5]	Peer Group Total Shareholder Return[6]		Revenue (millions)[8]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2022	$4,791,144	$1,538,424	$1,649,756	$1,156,260	$114.75	$171.15	$28,847	$1,093,541
2021	$5,110,365	$4,050,910	$1,754,293	$1,373,659	$237.56	$188.25	$371,171	$1,161,084
2020	$3,175,695	$6,330,073	$1,485,734	$1,010,284	$190.78	$149.83	$(66,783)	$891,925

1 The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Woodman (our Chief Executive Officer) for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "2022 Summary Compensation Table" above for additional information.

2 The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Woodman, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Woodman during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Woodman's total compensation for each year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for PEO	Reported Value of Equity Awards[a]	Equity Award Adjustments[b]	Reported Change in the Actuarial Present Value of Pension Benefits[c]	Pension Benefit Adjustments[d]	Compensation Actually Paid to PEO
2022	$4,791,144	$(3,615,355)	$362,635	—	—	$1,538,424
2021	$5,110,365	$(3,121,199)	$2,061,744	—	—	$4,050,910
2020	$3,175,695	$(2,934,573)	$6,088,951	—	—	$6,330,073

a. The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

b. The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. We approached the determination of fair value in the same manner as we have historically determined fair fair value under ASC 718, using valuation assumptions and methods/models that are generally consistent with those used to determine fair value at grant under US GAAP.

The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2022	$2,069,479	$(876,836)	$—	$(830,008)	$—	$—	$362,635
2021	$4,068,213	$(860,784)	$—	$(1,145,685)	$—	$—	$2,061,744
2020	$5,955,456	$903,942	$—	$(770,447)	$—	$—	$6,088,951

c. The Company does not have any pension benefits so there are no service costs to report.

d. The Company does not have any pension benefits so there are no adjustments to report.

3   The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding Mr. Woodman, who has served as our CEO since 2004) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding Mr.

Woodman) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2022, Brian McGee, Eve Saltman, Kevin Hinge and Dean Jahnke; (ii) for 2021, Brian McGee, Aimée Lapic, Eve Saltman and Dean Jahnke; and (iii) for 2020, Brian McGee, Eve Saltman, Dean Jahnke and Aimée Lapic.

4 The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Woodman), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Woodman) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding Mr. Woodman) for each year to determine the compensation actually paid, using the same methodology described above in Note 2:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards[a]	Average Equity Award Adjustments[a]	Average Reported Change in the Actuarial Present Value of Pension Benefits	Average Pension Benefit Adjustments[b]	Average Compensation Actually Paid to Non-PEO NEOs
2022	$1,649,756	$(494,141)	$645	$—	$—	$1,156,260
2021	$1,754,293	$(407,773)	$27,139	$—	$—	$1,373,659
2020	$1,485,734	$(534,250)	$58,800	$—	$—	$1,010,284

a.   The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average Year End Fair Value of Equity Awards	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Average Equity Award Adjustments
2022	$13,340	$(11,139)	$—	$(1,556)	$—	$—	$645
2021	$17,732	$8,209	$—	$1,198	$—	$—	$27,139
2020	$48,977	$11,502	$—	$(1,679)	$—	$—	$58,800

7

b.   Pension Benefits

The Company does not have any pension benefits so this table is not applicable.

5 Represents the cumulative total shareholder return (TSR) of GoPro, Inc. for the measurement periods ending on December 31 of each of 2022, 2021 and 2020, respectively. The comparison assumes $100 was invested on December 31, 2019 in our common stock.

6 Peer TSR represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer TSR for each year reflects what the cumulative value of $100 would be, including reinvestment of dividends, if such amount were invested into the peer group on

December 31, 2019. The peer group used for this purpose is the Company's Compensation Peer Group as disclosed in the Compensation Discussion & Analysis of each of our 2023, 2022 and 2021 Annual Proxy Statements, respectively. The exclusion of certain peers for this analysis is due to these companies being acquired. The Company updated its peer group in 2021 to create a better alignment between GoPro and its peer group with respect to key financial criteria and companies in comparable industries. If GoPro used the 2020 peer group in 2022 and 2021, the cumulative peer Total Shareholder Return in 2022 and 2021 would have been $159.83 and $177.66, respectively (compared to $171.15 and $188.25 for the 2022 and 2021 current peer groups, respectively).

7   The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

8 Revenue is as disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 10, 2023. While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that revenue is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the company to link compensation actually paid to the company's NEOs, for the most recently completed fiscal year, to company performance.

Financial Performance Measures

As described in greater detail in "Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. The metrics that the Company uses for both our long-term and short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase the value of our enterprise for our shareholders. The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

    a. Revenue
    b. Pre-tax Profit/Loss
    c. Subscriptions

Analysis of the Information Presented in the Pay versus Performance Table

As described in more detail in the section "Compensation Discussion and Analysis," the Company's executive compensation program utilizes several performance measures to align executive compensation with Company performance, which are not all presented in the Pay versus Performance table. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid and Cumulative TSR

As demonstrated by the following graph, the amount of compensation actually paid ("CAP") to Mr. Woodman and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. Woodman) is aligned with the Company's cumulative TSR over the three years presented in the table. The alignment of compensation actually paid to the Company's cumulative TSR over the period presented is due to a significant portion of compensation actually paid to Mr. Woodman and to the other NEOs is comprised of equity awards. As

described in more detail in the section "Compensation Discussion and Analysis," the Company targets that approximately 60% of the value of total compensation awarded to the NEOs is to be comprised of equity awards, including RSUs, PSUs and stock options.



CAP vs. Cumulative TSR *

* Cumulative TSR of the Company vs. Cumulative TSR of the Peer Group: The Company's cumulative TSR was $115 for the three year period ending December 31, 2022, which was less than the Peer Group TSR of $171 for the same period.

Compensation Actually Paid and Net Income

As demonstrated by the following table, the CAP to Mr. Woodman and the average CAP to the Company's NEOs as a group (excluding Mr. Woodman) is generally aligned with the Company's net income over the three years presented in the table. While the Company does not use net income as a performance measure in the overall executive compensation program, the measure of net income is correlated with the measure Adjusted EBITDA, which the Company does use for setting goals in the Company's Executive Bonus Program and the PSUs that are awarded to the NEOs. As described in more detail in the section "Compensation Discussion and Analysis," the Company targets that approximately 20% of the value of total compensation awarded to the NEOs consists of amounts determined under the Company's Executive Bonus Program.



CAP vs. GAAP Net Income

Compensation Actually Paid and Revenue

As demonstrated by the following graph, the CAP to Mr. Woodman and the average CAP to the Company's NEOs as a group (excluding Mr. Woodman) is generally aligned with the Company's revenue over the three years presented in the table. As described above, revenue is disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 10, 2023. While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that revenue is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to the company's NEOs, for the most recently completed fiscal year, to Company performance. The Company utilizes revenue when setting goals in the Company's Executive Bonus Program. As described in more detail in the section "Compensation Discussion and Analysis," the Company targets that approximately 18% of the value of total compensation awarded to the NEOs consists of amounts determined under the Company Executive Bonus Program.



Compensation Actually Paid and Revenue

Legend: CEO CAP · Avg CAP to NEOs · Revenue

EQUITY COMPENSATION PLAN INFORMATION

The following table presents information as of December 31, 2022, with respect to compensation plans under which shares of our Class A common stock or Class B common stock may be issued. As of December 31, 2022, other than as described below, no equity securities were authorized for issuance under equity compensation plans not approved by shareholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)[2]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities) Reflected in Column(a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	12,758,320[3]	9.3702	28,864,157[3][4]
Total	12,758,320	9.3702	28,864,157

[1] Includes our 2010 Plan and our 2014 Plan. Excludes purchase rights accruing under our 2014 Employee Stock Purchase Plan.

[2] The weighted-average exercise price is based solely on the exercise prices of the outstanding stock options and does not reflect the shares that will be issued in connection with the settlement of outstanding RSUs or PSUs, which have no exercise price.

[3] There are no shares of common stock available for issuance under our 2010 Plan, but that plan continues to govern the terms of outstanding options or awards granted thereunder. Any shares of Class B common stock that are subject to outstanding awards under the 2010 Plan that are issuable upon the exercise of stock options that expire or become unexercisable for any reason without having been exercised in full will generally be available for future grant and issuance as shares of Class A common stock under our 2014 Plan. In addition, the number of shares reserved for issuance under our 2014 Plan increased automatically by 5,029,376 on January 1, 2023 and will not increase thereafter as the Company plans to replace the 2014 Plan with a new plan as outlined in Proposal 4.

[4] As noted in footnote (1), above, this table does not include rights accruing under our 2014 Employee Stock Purchase Plan. In addition to the numbers disclosed in the above table, as of December 31, 2022, there were 9,980,775 shares of Class A common stock available for issuance under the 2014 Employee Stock Purchase Plan. The number of shares reserved for issuance under our 2014 Employee Stock Purchase Plan increased automatically by 1,676,458 on January 1, 2023 and will not increase thereafter as the Company plans to replace the 2014 Employee Stock Purchase Plan with a new plan as outlined in Proposal 5.

RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed above under "Executive Compensation" and "Proposal No. 1 – Election of Directors – Director Compensation," respectively, since January 1, 2022, we were a party to the following transactions in which:

- we have been or are to be a participant;

- the amount involved exceeds $120,000; and

- any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Offer Letters and Change In Control Agreements

We have entered into offer letters and change in control severance agreements with our executive officers that, among other things, provide for severance and change in control benefits. See "Executive Compensation – Employment, Severance and Change in Control Agreements" for information about these agreements.

Indemnification of Directors and Officers

We have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements and our restated certificate of incorporation and amended and restated bylaws provide for indemnification of each of our directors and executive officers to the fullest extent permitted by Delaware law.

Review, Approval or Ratification of Transactions with Related Parties

Our Corporate Governance Guidelines and our Related Party Transactions policy requires that any transaction with a related party that must be reported under applicable rules of the SEC (other than compensation-related matters), must be reviewed and approved or ratified by our audit committee (other than transactions that are subject to review by our board of directors as a whole or any other committee of our board of directors). In approving or rejecting any such proposal, our audit committee will consider the relevant and available facts and circumstances, including, but not limited to, the extent of the related person's interest in the transactions, the material facts of the proposed transaction, including the proposed aggregate value of such transaction and whether the proposed transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances.

Other Transactions

None.

REPORT OF THE AUDIT COMMITTEE

The information contained in the following report of our audit committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by us under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that we specifically incorporate it by reference.

The audit committee of our board of directors is composed of four independent outside directors. The audit committee has reviewed and discussed with our management and PricewaterhouseCoopers LLP our audited financial statements for the year ended December 31, 2022. The audit committee has also discussed with PricewaterhouseCoopers LLP the matters required to be discussed pursuant to AS No. 1301 "Communications with Audit Committees" as adopted by the Public Company Accounting Oversight Board.

The audit committee has received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence from GoPro.

Based on the review and discussions referred to above, the audit committee recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission.

Submitted by the Audit Committee

Kenneth Goldman, Chair
Peter Gotcher
Shaz Kahng
Alexander Lurie

ADDITIONAL INFORMATION

Stockholder Proposals to be Presented at Next Annual Meeting

Our bylaws provide that, for stockholder nominations to the board or other proposals to be considered at an annual meeting, the stockholder must give timely notice thereof in writing to the Secretary at GoPro, Inc., 3025 Clearview Way, San Mateo, California 94402, Attn: Secretary.

To be timely for the 2024 Annual Stockholder's Meeting, a stockholder's notice must be delivered to or mailed and received by our Secretary at our principal executive offices not earlier than 5:00 p.m. (Pacific Time) on February 22, 2024 and not later than 5:00 p.m. (Pacific Time) on March 23, 2024. A stockholder's notice to the Secretary must set forth each matter the stockholder proposes to bring before the annual meeting and the information required by our bylaws.

Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at our 2024 Annual Meeting must be received by the Secretary no later than December 28, 2023 in order to be considered for inclusion in our proxy materials for that annual meeting. Stockholders are advised to review the Bylaws, which contain additional requirements with respect to advance notice of stockholder proposals and nominations.

In addition to satisfying the requirements under our Bylaws, to comply with the SEC's universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than December 18, 2023.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and any persons who own more than 10% of our common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulation to furnish us with copies of all Section 16(a) forms that they file. Based solely on its review of the copies of such forms furnished to us and written representations from the directors and executive officers, we believe that all Section 16(a) filing requirements were timely met in 2022.

Available Information

GoPro will mail without charge, upon written request, a copy of GoPro's Annual Report, including the financial statements and list of exhibits, and any exhibit specifically requested. Requests should be sent to:

GoPro, Inc.
3025 Clearview Way
San Mateo, California 94402
Attn: Investor Relations

"Householding" — Stockholders Sharing the Same Last Name and Address

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our Annual Report and proxy materials, including the Notice of Internet Availability, unless the

affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees and helps protect the environment as well.

This year, a number of brokers with account holders who are GoPro stockholders will be "householding" our Annual Report and proxy materials, including the Notice of Internet Availability. A single Notice of Internet Availability and, if applicable, a single set of Annual Report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by contacting Broadridge Financial Solutions by calling 1-866-540-7095 or writing to: Broadridge House Holding Department, 51 Mercedes Way, Edgewood, NY 11717.

Upon written or oral request, GoPro will promptly deliver a separate copy of the Notice of Internet Availability and, if applicable, Annual Report and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice of Internet Availability and, if applicable, Annual Report and other proxy materials, you may write GoPro's Investor Relations department at 3025 Clearview Way, San Mateo, California 94402, Attn: Investor Relations.

Any stockholders who share the same address and currently receive multiple copies of GoPro's Notice of Internet Availability or Annual Report and other proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about householding or GoPro's Investor Relations department at the address or telephone number listed above.

OTHER MATTERS

The board of directors does not presently intend to bring any other business before the Annual Meeting and, so far as is known to the board of directors, no matters are to be brought before the Annual Meeting except as specified in the Notice of Annual Meeting of Stockholders. As to any business that may arise and properly come before the Annual Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

APPENDIX A

GOPRO, INC.
2024 EQUITY INCENTIVE PLAN

1.   PURPOSE. The purpose of this Plan is to provide incentives to attract, retain, and motivate eligible persons whose present and potential contributions are important to the success of the Company, and any Parents, Subsidiaries, and Affiliates that exist now or in the future, by offering them an opportunity to participate in the Company's future performance through the grant of Awards. Capitalized terms not defined elsewhere in the text are defined in Section 28.

2.   SHARES SUBJECT TO THE PLAN

2.a. Number of Shares Available. Subject to Sections 2.5 and 21 and any other applicable provisions hereof, the total number of Shares reserved and available for grant and issuance pursuant to this Plan as of the date of adoption of the Plan by the Board, is is equal to the lower of 25,000,000 Shares or the sum of (i) any reserved shares not issued or subject to outstanding grants under the Company's 2014 Equity Incentive Plan (the "Prior 2014 Plan") on the Effective Date (as defined below), (ii) shares that are subject to stock options or other awards granted under the Prior 2014 Plan or the Company's 2010 Equity Incentive Plan (together with the Prior 2014 Plan, the "Prior Plans") that cease to be subject to such stock options or other awards by forfeiture or otherwise after the Effective Date, (iii) shares issued under the Prior Plans before or after the Effective Date pursuant to the exercise of stock options that are, after the Effective Date, forfeited, (iv) shares issued under the Prior Plans that are repurchased by the Company at the original issue price and (v) shares that are subject to stock options or other awards under the Prior Plans that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award. Provided, however, that shares reserved and available for grant and issuance pursuant to subpart (i) – (v) of this Section 2.1 shall be issuable as Common Stock of the Company regardless of their series or class under the Prior Plans.

2.b. Lapsed, Returned Awards. Shares subject to Awards, and Shares issued under the Plan under any Award, will again be available for grant and issuance in connection with subsequent Awards under this Plan to the extent such Shares: (a) are subject to issuance upon exercise of an Option or SAR granted under this Plan but which cease to be subject to the Option or SAR for any reason other than exercise of the Option or SAR, (b) are subject to Awards granted under this Plan that are forfeited or are repurchased by the Company at the original issue price, (c) are subject to Awards granted under this Plan that otherwise terminate without such Shares being issued or (d) are surrendered pursuant to an Exchange Program. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. Shares used to pay the exercise price of an Award or withheld to satisfy the tax withholding obligations related to an Award will become available for future grant or sale under the Plan. For the avoidance of doubt, Shares that otherwise become available for grant and issuance because of the provisions of this Section 2.2 will not include Shares subject to Awards that initially became available because of the substitution clause in Section 21.2 hereof.

2.c. Minimum Share Reserve. At all times the Company shall reserve and keep available a sufficient number of Shares as shall be required to satisfy the requirements of all outstanding Awards granted under this Plan.

2.d. ISO Limitation. No more than 15,000,000 Shares shall be issued pursuant to the exercise of ISOs granted under the Plan.

2.e.   <u>Adjustment of Shares</u>. If the number or class of outstanding Shares is changed by a stock dividend, extraordinary dividend or distribution (whether in cash, shares, or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off, or similar change in the capital structure of the Company, without consideration, then (a) the number and class of Shares reserved for issuance and future grant under the Plan set forth in Section 2.1, including Shares reserved under sub-clauses (i)-(v) of Section 2.1, (b) the Exercise Prices of and number and class of Shares subject to outstanding Options and SARs, (c) the number and class of Shares subject to other outstanding Awards, and (d) the maximum number and class of Shares that may be issued as ISOs set forth in Section 2.4, shall be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and in compliance with applicable securities laws, provided that fractions of a Share will not be issued.

If, by reason of an adjustment pursuant to this Section 2.5, a Participant's Award Agreement or other agreement related to any Award, or the Shares subject to such Award, covers additional or different shares of stock or securities, then such additional or different shares, and the Award Agreement or such other agreement in respect thereof, will be subject to all of the terms, conditions, and restrictions which were applicable to the Award or the Shares subject to such Award prior to such adjustment.

3.   **ELIGIBILITY**. ISOs may be granted only to eligible Employees. All other Awards may be granted to Employees, Consultants, Directors, and Non-Employee Directors, provided that such Consultants, Directors, and Non-Employee Directors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction.

4.   **ADMINISTRATION**.

4.a.   <u>Committee Composition; Authority</u>. This Plan will be administered by the Committee or by the Board acting as the Committee. Subject to the general purposes, terms, and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan, except, however, the Board shall establish the terms for the grant of an Award to Non-Employee Directors. The Committee will have the authority to:

(i)construe and interpret this Plan, any Award Agreement, and any other agreement or document executed pursuant to this Plan;

(ii)prescribe, amend, and rescind rules and regulations relating to this Plan or any Award;

(iii)select persons to receive Awards;

(iv)determine the form and terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the Exercise Price, the time or times when Awards may vest and be exercised (which may be based on performance criteria) or settled, any vesting acceleration or waiver of forfeiture restrictions, the method to satisfy tax withholding obligations or any other tax liability legally due, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Committee will determine;

(v)determine the number of Shares or other consideration subject to Awards;

(vi)determine the Fair Market Value in good faith and interpret the applicable provisions of this Plan and the definition of Fair Market Value in connection with circumstances that impact the Fair Market Value, if necessary;

(vii)determine whether Awards will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other Awards under this Plan or any other incentive or compensation plan of the Company or any Parent, Subsidiary, or Affiliate;

(viii)grant waivers of Plan or Award conditions;

(ix)determine the vesting, exercisability, and payment of Awards;

(x)correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;

(xi)determine whether an Award has been earned;

(xii)determine the terms and conditions of any, and to institute any Exchange Program;

(xiii)modify or waive any criteria with respect to Performance Factors;

(xiv)adjust Performance Factors to take into account changes in law and accounting or tax rules as the Committee deems necessary or appropriate to reflect the impact of extraordinary or unusual items, events, or circumstances to avoid windfalls or hardships;

(xv)adopt terms and conditions, rules, and/or procedures (including the adoption of any subplan under this Plan) relating to the operation and administration of the Plan to accommodate requirements of local law and procedures outside of the United States or to qualify Awards for special tax treatment under laws of jurisdictions other than the United States;

(xvi)exercise discretion with respect to Performance Awards;

(xvii)make all other determinations necessary or advisable for the administration of this Plan; and

(xviii)delegate any of the foregoing to a subcommittee or to one or more executive officers pursuant to a specific delegation as permitted by applicable law, including but not limited to Section 157(c) of the Delaware General Corporation Law.

4.b.   Committee Interpretation and Discretion. Any determination made by the Committee with respect to any Award shall be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of the Plan or Award, at any later time, and such determination shall be final and binding on the Company and all persons having an interest in any Award under the Plan. Any dispute regarding the interpretation of the Plan or any Award Agreement shall be submitted by the Participant or Company to the Committee for review. The resolution of such a dispute by the Committee shall be final and binding on the Company and the Participant. The Committee may delegate to one or more executive officers the authority to review and resolve disputes with respect to Awards held by Participants who are not Insiders, and such resolution shall be final and binding on the Company and the Participant.

4.c.   Documentation. The Award Agreement for a given Award, the Plan, and any other documents may be delivered to, and accepted by, a Participant or any other person in any manner (including electronic distribution or posting) that meets applicable legal requirements.

4.d.   Foreign Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws and practices in other countries in which the Company, its Subsidiaries, and Affiliates operate or have employees or other individuals eligible for Awards, the Committee, in its sole discretion, shall have the power and authority to: (a) determine which Subsidiaries and Affiliates shall be covered by the Plan; (b) determine which individuals outside the United States are eligible to participate in the Plan, which may include

individuals who provide services to the Company, Subsidiary or Affiliate under an agreement with a foreign nation or agency; (c) modify the terms and conditions of any Award granted to individuals outside the United States or foreign nationals to comply with applicable foreign laws, policies, customs, and practices; (d) establish subplans and modify exercise procedures, vesting conditions, and other terms and procedures to the extent the Committee determines such actions to be necessary or advisable (and such subplans and/or modifications shall be attached to this Plan as appendices, if necessary); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Section 2.1 hereof; and (e) take any action, before or after an Award is made, that the Committee determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals, provided, however, that no action taken under this Section 4.4 will increase the Share limitations contained in Section 2.1 hereof. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

5. **OPTIONS**. An Option is the right but not the obligation to purchase a Share, subject to certain conditions, if applicable. The Committee may grant Options to eligible Employees, Consultants, and Directors and will determine whether such Options will be Incentive Stock Options within the meaning of the Code ("*ISOs*") or Nonqualified Stock Options ("*NQSOs*"), the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may vest and be exercised, and all other terms and conditions of the Option, subject to the following terms of this section.

5.a. Option Grant. Each Option granted under this Plan will identify the Option as an ISO or an NQSO. An Option may be, but need not be, awarded upon satisfaction of such Performance Factors during any Performance Period as are set out in advance in the Participant's individual Award Agreement. If the Option is being earned upon the satisfaction of Performance Factors, then the Committee will: (a) determine the nature, length, and starting date of any Performance Period for each Option; and (b) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to Options that are subject to different performance goals and other criteria.

5.b. Date of Grant. The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option, or a specified future date. The Award Agreement will be delivered to the Participant within a reasonable time after the granting of the Option.

5.c. Exercise Period. Options may be vested and exercisable within the times or upon the conditions as set forth in the Award Agreement governing such Option, provided, however, that no Option will be exercisable after the expiration of ten (10) years from the date the Option is granted and provided further that no ISO granted to a person who, at the time the ISO is granted, directly or by attribution owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any Parent or Subsidiary of the Company ("*Ten Percent Stockholder*") will be exercisable after the expiration of five (5) years from the date the ISO is granted. The Committee also may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines.

5.d. Exercise Price. The Exercise Price of an Option will be determined by the Committee when the Option is granted, provided that: (a) the Exercise Price of an Option will be not less than one hundred percent (100%) of the Fair Market Value of the Shares on the date of grant, and (b) the Exercise Price of any ISO granted to a Ten Percent Stockholder will not be less than one hundred ten percent (110%) of the Fair Market Value of the Shares on the date of grant. Payment for the Shares purchased may be made in accordance with Section 11 and the Award Agreement and in accordance with any procedures established by the Company.

5.e. Method of Exercise. Any Option granted hereunder will be vested and exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Committee and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share. An Option will be deemed exercised when the Company receives: (a) notice of exercise (in such form as the Committee may specify from time to time) from the person entitled to exercise the Option (and/or via electronic execution through the authorized third-party administrator), and (b) full payment for the Shares with respect to which the Option is exercised (together with applicable withholding taxes). Full payment may consist of any consideration and method of payment authorized by the Committee and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 2.5 of the Plan. Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

5.f. Termination of Service. If the Participant's Service terminates for any reason except for Cause or the Participant's death or Disability, then the Participant may exercise such Participant's Options, only to the extent that such Options would have been exercisable by the Participant on the date Participant's Service terminates, no later than three (3) months after the date Participant's Service terminates (or such shorter or longer time period as may be determined by the Committee, with any exercise beyond three (3) months after the date Participant's employment terminates deemed to be the exercise of an NQSO), but in any event no later than the expiration date of the Options.

(i) Death. If the Participant's Service terminates because of the Participant's death (or the Participant dies within three (3) months after Participant's Service terminates other than for Cause or because of the Participant's Disability), then the Participant's Options may be exercised, only to the extent that such Options would have been exercisable by the Participant on the date Participant's Service terminates, and must be exercised by the Participant's legal representative, or authorized assignee no later than twelve (12) months after the date Participant's Service terminates (or such shorter time period or longer time period as may be determined by the Committee), but in any event no later than the expiration date of the Options.

(ii) Disability. If the Participant's Service terminates because of the Participant's Disability, then the Participant's Options may be exercised, only to the extent that such Options would have been exercisable by the Participant on the date Participant's Service terminates, and must be exercised by the Participant (or the Participant's legal representative or authorized assignee) no later than twelve (12) months after the date Participant's Service terminates (or such shorter time period or longer time period as may be determined by the Committee, with any exercise beyond (a) three (3) months after the date Participant's employment terminates when the termination of Service is for a Disability that is not a "permanent and total disability" as defined in Section 22(e)(3) of the Code or (b) twelve (12) months after the date Participant's employment terminates when the termination of Service is for a Disability that is a "permanent and total disability" as defined in Section 22(e)(3) of the Code, deemed to be exercise of an NQSO), but in any event no later than the expiration date of the Options.

(iii) Cause. If the Participant is terminated for Cause, then Participant's Options shall expire on such Participant's date of termination of Service, or at such later time and on such conditions as are determined by the Committee, but in no event later than the expiration date of the Options. Unless otherwise provided in the Award Agreement, Cause shall have the meaning set forth in the Plan.

5.g. <u>Limitations on Exercise</u>. The Committee may specify a minimum number of Shares that may be purchased on any exercise of an Option, provided that such minimum number will not prevent any Participant from exercising the Option for the full number of Shares for which it is then exercisable.

5.h. <u>Limitations on ISOs</u>. With respect to Awards granted as ISOs, to the extent that the aggregate Fair Market Value of the Shares with respect to which such ISOs are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such Options will be treated as NQSOs. For purposes of this Section 5.8, ISOs will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted. In the event that the Code or the regulations promulgated thereunder are amended after the Effective Date to provide for a different limit on the Fair Market Value of Shares permitted to be subject to ISOs, such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.

5.i. <u>Modification, Extension or Renewal</u>. The Committee may modify, extend or renew outstanding Options and authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant's rights under any Option previously granted. Any outstanding ISO that is modified, extended, renewed or otherwise altered will be treated in accordance with Section 424(h) of the Code. Subject to Section 18 of this Plan, by written notice to affected Participants, the Committee may reduce the Exercise Price of outstanding Options without the consent of such Participants; provided, however, that the Exercise Price may not be reduced below the Fair Market Value on the date the action is taken to reduce the Exercise Price.

5.j. <u>No Disqualification</u>. Notwithstanding any other provision in this Plan, no term of this Plan relating to ISOs will be interpreted, amended, or altered, nor will any discretion or authority granted under this Plan be exercised, so as to disqualify this Plan under Section 422 of the Code or, without the consent of the Participant affected, to disqualify any ISO under Section 422 of the Code.

6. **RESTRICTED STOCK AWARDS**. A Restricted Stock Award is an offer by the Company to sell to an eligible Employee, Consultant, or Director Shares that are subject to restrictions ("***Restricted Stock***"). The Committee will determine to whom an offer will be made, the number of Shares the Participant may purchase, the Purchase Price, the restrictions under which the Shares will be subject, and all other terms and conditions of the Restricted Stock Award, subject to the Plan.

6.a. <u>Restricted Stock Purchase Agreement</u>. All purchases under a Restricted Stock Award will be evidenced by an Award Agreement. Except as may otherwise be provided in an Award Agreement, a Participant accepts a Restricted Stock Award by signing and delivering to the Company an Award Agreement with full payment of the Purchase Price, within thirty (30) days from the date the Award Agreement was delivered to the Participant. If the Participant does not accept such Award within thirty (30) days, then the offer of such Restricted Stock Award will terminate, unless the Committee determines otherwise.

6.b. <u>Purchase Price</u>. The Purchase Price for a Restricted Stock Award will be determined by the Committee and may be less than Fair Market Value on the date the Restricted Stock Award is granted. Payment of the Purchase Price must be made in accordance with Section 11 of the Plan, and the Award Agreement and in accordance with any procedures established by the Company.

6.c. <u>Terms of Restricted Stock Awards</u>. Restricted Stock Awards will be subject to such restrictions as the Committee may impose or are required by law. These restrictions may

be based on completion of a specified period of Service with the Company or upon completion of Performance Factors, if any, during any Performance Period as set out in advance in the Participant's Award Agreement. Prior to the grant of a Restricted Stock Award, the Committee shall: (a) determine the nature, length, and starting date of any Performance Period for the Restricted Stock Award; (b) select from among the Performance Factors to be used to measure performance goals, if any; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Restricted Stock Awards that are subject to different Performance Periods and having different performance goals and other criteria.

6.d.   Termination of Service. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such date Participant's Service terminates (unless determined otherwise by the Committee).

7.   STOCK BONUS AWARDS. A Stock Bonus Award is an award to an eligible Employee, Consultant, or Director of Shares for Services to be rendered or for past Services already rendered to the Company or any Parent, Subsidiary, or Affiliate. All Stock Bonus Awards shall be made pursuant to an Award Agreement. No payment from the Participant will be required for Shares awarded pursuant to a Stock Bonus Award.

7.a.   Terms of Stock Bonus Awards. The Committee will determine the number of Shares to be awarded to the Participant under a Stock Bonus Award and any restrictions thereon. These restrictions may be based upon completion of a specified period of Service with the Company or upon satisfaction of performance goals based on Performance Factors during any Performance Period as set out in advance in the Participant's Stock Bonus Agreement. Prior to the grant of any Stock Bonus Award the Committee shall: (a) determine the nature, length, and starting date of any Performance Period for the Stock Bonus Award; (b) select from among the Performance Factors to be used to measure performance goals; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Stock Bonus Awards that are subject to different Performance Periods and different performance goals and other criteria.

7.b.   Form of Payment to Participant. Payment may be made in the form of cash, whole Shares, or a combination thereof, based on the Fair Market Value of the Shares earned under a Stock Bonus Award on the date of payment, as determined in the sole discretion of the Committee.

7.c.   Termination of Service. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such date Participant's Service terminates (unless determined otherwise by the Committee).

8.   STOCK APPRECIATION RIGHTS. A Stock Appreciation Right ("**SAR**") is an award to an eligible Employee, Consultant, or Director that may be settled in cash or Shares (which may consist of Restricted Stock) having a value equal to (a) the difference between the Fair Market Value on the date of exercise over the Exercise Price multiplied by (b) the number of Shares with respect to which the SAR is being settled (subject to any maximum number of Shares that may be issuable as specified in an Award Agreement). All SARs shall be made pursuant to an Award Agreement.

8.a.   Terms of SARs. The Committee will determine the terms of each SAR including, without limitation: (a) the number of Shares subject to the SAR, (b) the Exercise Price and the time or times during which the SAR may be settled, (c) the consideration to be distributed on settlement of the SAR, and (d) the effect of the Participant's termination of Service on each SAR. The Exercise Price of the SAR will be determined by the Committee when the SAR is granted and may not be less than Fair Market Value of the Shares on the date of grant. A SAR may be awarded upon satisfaction of Performance Factors, if any, during any Performance Period as are set out in advance in the Participant's individual Award Agreement. If the SAR is

being earned upon the satisfaction of Performance Factors, then the Committee will: (i) determine the nature, length, and starting date of any Performance Period for each SAR; and (ii) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to SARs that are subject to different Performance Factors and other criteria.

8.b. <u>Exercise Period and Expiration Date</u>. A SAR will be exercisable within the times or upon the occurrence of events determined by the Committee and set forth in the Award Agreement governing such SAR. The SAR Agreement shall set forth the expiration date, provided that no SAR will be exercisable after the expiration of ten (10) years from the date the SAR is granted. The Committee may also provide for SARs to become exercisable at one time or from time to time, periodically or otherwise (including, without limitation, upon the attainment during a Performance Period of performance goals based on Performance Factors), in such number of Shares or percentage of the Shares subject to the SAR as the Committee determines. Except as may be set forth in the Participant's Award Agreement, vesting ceases on the date Participant's Service terminates (unless determined otherwise by the Committee). Notwithstanding the foregoing, the rules of Section 5.6 also will apply to SARs.

8.c. <u>Form of Settlement</u>. Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying (a) the difference between the Fair Market Value of a Share on the date of exercise over the Exercise Price, by (b) the number of Shares with respect to which the SAR is exercised. At the discretion of the Committee, the payment from the Company for the SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof. The portion of a SAR being settled may be paid currently or on a deferred basis with such interest, if any, as the Committee determines, <u>provided that</u> the terms of the SAR and any deferral satisfy the requirements of Section 409A of the Code to the extent applicable.

8.d. <u>Termination of Service</u>. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such date Participant's Service terminates (unless determined otherwise by the Committee).

9. **RESTRICTED STOCK UNITS**. A Restricted Stock Unit ("***RSU***") is an award to an eligible Employee, Consultant, or Director covering a number of Shares that may be settled in cash or by issuance of those Shares (which may consist of Restricted Stock). All RSUs shall be made pursuant to an Award Agreement.

9.a. <u>Terms of RSUs</u>. The Committee will determine the terms of an RSU including, without limitation: (a) the number of Shares subject to the RSU, (b) the time or times during which the RSU may be settled, (c) the consideration to be distributed on settlement, and (d) the effect of the Participant's termination of Service on each RSU, provided that no RSU will have a term longer than ten (10) years. An RSU may be awarded upon satisfaction of such performance goals based on Performance Factors during any Performance Period as are set out in advance in the Participant's Award Agreement. If the RSU is being earned upon satisfaction of Performance Factors, then the Committee will: (i) determine the nature, length, and starting date of any Performance Period for the RSU; (ii) select from among the Performance Factors to be used to measure the performance, if any; and (iii) determine the number of Shares deemed subject to the RSU. Performance Periods may overlap and Participants may participate simultaneously with respect to RSUs that are subject to different Performance Periods and different performance goals and other criteria.

9.b. <u>Form and Timing of Settlement</u>. Payment of earned RSUs shall be made as soon as practicable after the date(s) determined by the Committee and set forth in the Award Agreement. The Committee, in its sole discretion, may settle earned RSUs in cash, Shares, or a combination of both. The Committee may also permit a Participant to defer payment under a RSU to a date or dates after the RSU is earned, <u>provided that</u> the terms of the RSU and any deferral satisfy the requirements of Section 409A of the Code to the extent applicable.

9.c. Termination of Service. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such date Participant's Service terminates (unless determined otherwise by the Committee).

10. **PERFORMANCE AWARDS**.

10.a. Types of Performance Awards. A Performance Award is an award to an eligible Employee, Consultant, or Director that is based upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee, and may be settled in cash, Shares (which may consist of, without limitation, Restricted Stock), other property, or any combination thereof. Grants of Performance Awards shall be made pursuant to an Award Agreement that cites Section 10 of the Plan.

(i)Performance Shares. The Committee may grant Awards of Performance Shares, designate the Participants to whom Performance Shares are to be awarded, and determine the number of Performance Shares and the terms and conditions of each such Award. Performance Shares will consist of a unit valued by reference to a designated number of Shares, the value of which may be paid to the Participant by delivery of Shares or, if set forth in the instrument evidencing the Award, of such property as the Committee will determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee. The amount to be paid under an Award of Performance Shares may be adjusted on the basis of such further consideration as the Committee will determine in its sole discretion.

(ii)Performance Units. The Committee may grant Awards of Performance Units, designate the Participants to whom Performance Units are to be awarded, and determine the number of Performance Units and the terms and conditions of each such Award. Performance Units will consist of a unit valued by reference to a designated amount of property other than Shares, which value may be paid to the Participant by delivery of such property as the Committee will determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee.

(iii)Cash-Settled Performance Awards. The Committee may also grant cash-based Performance Awards to Participants under the terms of this Plan. Such awards will be based on the attainment of performance goals using the Performance Factors within this Plan that are established by the Committee for the relevant performance period.

10.b. Terms of Performance Awards. The Committee will determine, and each Award Agreement shall set forth, the terms of each Performance Award including, without limitation: (a) the amount of any cash bonus, (b) the number of Shares deemed subject to an award of Performance Shares, (c) the Performance Factors and Performance Period that shall determine the time and extent to which each Performance Award shall be settled, (d) the consideration to be distributed on settlement, and (e) the effect of the Participant's termination of Service on each Performance Award. In establishing Performance Factors and the Performance Period the Committee will: (i) determine the nature, length, and starting date of any Performance Period; and (ii) select from among the Performance Factors to be used; Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the date of grant. Prior to settlement the Committee shall determine the extent to which Performance Awards have been earned. Performance Periods may overlap and Participants may participate simultaneously with respect to Performance Awards that are subject to different Performance Periods and different performance goals and other criteria.

10.c. Termination of Service. Except as may be set forth in the Participant's Award Agreement, vesting ceases on the date Participant's Service terminates (unless determined otherwise by the Committee).

11.   PAYMENT FOR SHARE PURCHASES. Payment from a Participant for Shares purchased pursuant to this Plan may be made in cash or by check or, where approved for the Participant by the Committee and where permitted by law (and to the extent not otherwise set forth in the applicable Award Agreement):

(i) by cancellation of indebtedness of the Company to the Participant;

(ii) by surrender of shares of the Company held by the Participant that have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Award will be exercised or settled;

(iii) by waiver of compensation due or accrued to the Participant for services rendered or to be rendered to the Company or a Parent or Subsidiary of the Company;

(iv) by consideration received by the Company pursuant to a broker-assisted or other form of cashless exercise program implemented by the Company in connection with the Plan;

(v) by any combination of the foregoing; or

(vi) by any other method of payment as is permitted by applicable law.

The Committee may limit the availability of any method of payment, to the extent the Committee determines, in its discretion, such limitation is necessary or advisable to comply with applicable law or facilitate the administration of the Plan. Unless determined otherwise by the Committee, all payments under any of the methods indicated above shall be made in United States dollars.

12.   GRANTS TO NON-EMPLOYEE DIRECTORS.

12.a.   General. Non-Employee Directors are eligible to receive any type of Award offered under this Plan except ISOs. Awards pursuant to this Section 12 may be automatically made pursuant to policy adopted by the Board, or made from time to time as determined in the discretion of the Board. No Non-Employee Director may receive Awards under the Plan that, when combined with cash compensation received for service as a Non-Employee Director, exceed $750,000 in value (as described below) in any calendar year. The value of Awards for purposes of complying with this maximum will be determined as follows: (a) for Options and SARs, the grant date fair value will be calculated using the Company's regular valuation methodology for determining the grant date fair value of Options for reporting purposes, which may include using the three-month trailing average of the Company's closing stock price, the Black-Scholes value of the Award or other accepted valuation methodology consistent with then-current accounting standards (as applied in a generally consistent manner among similar awards granted in the same year), and the aggregate number of Shares subject to the Award, and (b) for all other Awards other than Options and SARs, grant date fair value will be determined by either (i) calculating the product of the Fair Market Value per Share on the date of grant and the aggregate number of Shares subject to the Award, or (ii) calculating the product using an average of the Fair Market Value over a number of trading days and the aggregate number of Shares subject to the Award, as determined by the Committee. Awards granted to an individual while he or she was serving in the capacity as an Employee or while he or she was a Consultant but not a Non-Employee Director will not count for purposes of the limitations set forth in this Section 12.1.

12.b.   Eligibility. Awards pursuant to this Section 12 shall be granted only to Non-Employee Directors. A Non-Employee Director who is elected or re-elected as a member of the Board will be eligible to receive an Award under this Section 12.

12.c. <u>Vesting, Exercisability and Settlement</u>. Except as set forth in Section 21, Awards shall vest, become exercisable, and be settled as determined by the Board. With respect to Options and SARs, the exercise price granted to Non-Employee Directors shall not be less than the Fair Market Value of the Shares at the time that such Option or SAR is granted.

12.d. <u>Election to Receive Awards in Lieu of Cash</u>. A Non-Employee Director may elect to receive his or her annual retainer payments and/or meeting fees from the Company in the form of cash or Awards or a combination thereof, if permitted by applicable law, and as determined, by the Committee. Such Awards shall be issued under the Plan. An election under this Section 12.4 shall be filed with the Company on the form prescribed by the Company.

13. **WITHHOLDING TAXES**.

13.a. <u>Withholding Generally</u>. In connection with any tax or tax withholding event related to Awards granted under this Plan, the Company may require the Participant to remit to the Company, or to the Parent, Subsidiary, or Affiliate, as applicable, employing the Participant or to which the Participant provides Services an amount sufficient to satisfy applicable U.S. federal, state, local, and international income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax related items (the "***Tax-Related Items***") related to the Participant's participation in the Plan and legally applicable to the Participant prior to the delivery of Shares, cash or other property pursuant to exercise or settlement of any Award. Whenever payments in satisfaction of Awards granted under this Plan are to be made in cash, such payment will be net of an amount sufficient to satisfy applicable withholding obligations for Tax-Related Items.

13.b. <u>Stock Withholding</u>. The Committee, or its delegate(s), as permitted by applicable law, in its sole discretion and pursuant to such procedures as it may specify from time to time and to limitations of local law, may require or permit a Participant to satisfy such Tax Related Items legally applicable tothe Participant, in whole or in part by (without limitation) (a) paying cash, (b) having the Company withhold otherwise deliverable cash or Shares having a fair market value equal to the Tax-Related Items to be withheld, (c) delivering to the Company already-owned shares having a Fair Market Value equal to the Tax-Related Items to be withheld, or (d) withholding from the proceeds of the sale of otherwise deliverable Shares acquired pursuant to an Award either through a voluntary sale or through a mandatory sale arranged by the Company or any brokerage firm determined to be acceptable by the Company. The Company may withhold or account for these Tax-Related Items by considering applicable statutory withholding rates or other applicable withholding rates, including up to the maximum permissible statutory tax rate for the applicable tax jurisdiction, to the extent consistent with applicable laws.

14. **TRANSFERABILITY**.

14.a. <u>Transfer Generally</u>. Unless determined otherwise by the Committee or pursuant to Section 14.2, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution. If the Committee makes an Award transferable, including, without limitation, by instrument to an inter vivos or testamentary trust in which the Awards are to be passed to beneficiaries upon the death of the trustor (settlor) or by gift or by domestic relations order to a Permitted Transferee, such Award will contain such additional terms and conditions as the Committee deems appropriate. All Awards shall be exercisable: (a) during the Participant's lifetime only by the Participant or the Participant's guardian or legal representative; (b) after the Participant's death, by the legal representative of the Participant's heirs or legatees; and (c) in the case of all awards except ISOs, by a Permitted Transferee.

14.b. <u>Award Transfer Program</u>. Notwithstanding any contrary provision of the Plan, the Committee shall have all discretion and authority to determine and implement the terms and conditions of any Award Transfer Program instituted pursuant to this Section 14.2 and shall have

the authority to amend the terms of any Award participating, or otherwise eligible to participate in, the Award Transfer Program, including (but not limited to) the authority to (i) amend (including to extend) the expiration date, post-termination exercise period and/or forfeiture conditions of any such Award, (ii) amend or remove any provisions of the Award relating to the Award holder's continued service to the Company or its Parent or any Subsidiary, (iii) amend the permissible payment methods with respect to the exercise or purchase of any such Award, (iv) amend the adjustments to be implemented in the event of changes in the capitalization and other similar events with respect to such Award, and (v) make such other changes to the terms of such Award as the Committee deems necessary or appropriate in its sole discretion.

15. <u>**PRIVILEGES OF STOCK OWNERSHIP; RESTRICTIONS ON SHARES**</u>.

15.a. <u>Voting and Dividends</u>. No Participant will have any of the rights of a stockholder with respect to any Shares until the Shares are issued to the Participant, except for any dividend equivalent rights permitted by an applicable Award Agreement. After Shares are issued to the Participant, the Participant will be a stockholder and have all the rights of a stockholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares; <u>provided</u>, that if such Shares are Restricted Stock, then any new, additional or different securities the Participant may become entitled to receive with respect to such Shares by virtue of a stock dividend, stock split or any other change in the corporate or capital structure of the Company will be subject to the same restrictions as the Restricted Stock; <u>provided</u>, <u>further</u>, that the Participant will have no right to retain such stock dividends or stock distributions with respect to Shares that are repurchased at the Participant's Purchase Price or Exercise Price, as the case may be, pursuant to Section 15.2.

15.b. <u>Restrictions on Shares</u>. At the discretion of the Committee, the Company may reserve to itself and/or its assignee(s) a right to repurchase (a "***Right of Repurchase***") a portion of any or all Unvested Shares held by a Participant following such Participant's termination of Service at any time within ninety (90) days(or such longer or shorter time determined by the Committee) after the later of the date Participant's Service terminates and the date the Participant purchases Shares under this Plan, for cash and/or cancellation of purchase money indebtedness, at the Participant's Purchase Price or Exercise Price, as the case may be.

16. <u>**CERTIFICATES**</u>. All Shares or other securities whether or not certificated, delivered under this Plan will be subject to such stock transfer orders, legends, and other restrictions as the Committee may deem necessary or advisable, including restrictions under any applicable U.S. federal, state, or foreign securities law, or any rules, regulations, and other requirements of the SEC or any stock exchange or automated quotation system upon which the Shares may be listed or quoted, and any non-U.S. exchange controls or securities law restrictions to which the Shares are subject.

17. <u>**ESCROW; PLEDGE OF SHARES**</u>. To enforce any restrictions on a Participant's Shares, the Committee may require the Participant to deposit all certificates representing Shares, together with stock powers or other instruments of transfer approved by the Committee, appropriately endorsed in blank, with the Company or an agent designated by the Company to hold in escrow until such restrictions have lapsed or terminated, and the Committee may cause a legend or legends referencing such restrictions to be placed on the certificates. Any Participant who is permitted to execute a promissory note as partial or full consideration for the purchase of Shares under this Plan will be required to pledge and deposit with the Company all or part of the Shares so purchased as collateral to secure the payment of the Participant's obligation to the Company under the promissory note, provided, however, that the Committee may require or accept other or additional forms of collateral to secure the payment of such obligation and, in any event, the Company will have full recourse against the Participant under the promissory note notwithstanding any pledge of the Participant's Shares or other collateral. In connection with any pledge of the Shares, the Participant will be required to execute and deliver a written pledge agreement in such form as the Committee will from time to time approve. The

Shares purchased with the promissory note may be released from the pledge on a pro rata basis as the promissory note is paid.

18.   REPRICING; EXCHANGE AND BUYOUT OF AWARDS. An Exchange Program, including but not limited to any repricing of Options or SARs, is not permitted without prior stockholder approval.

19.   SECURITIES LAW AND OTHER REGULATORY COMPLIANCE. An Award will not be effective unless such Award is in compliance with all applicable U.S. and foreign federal and state securities and exchange control and other laws, rules, and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed or quoted, as they are in effect on the date of grant of the Award and also on the date of exercise or other issuance. Notwithstanding any other provision in this Plan, the Company will have no obligation to issue or deliver certificates for Shares under this Plan prior to: (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable and/or (b) completion of any registration or other qualification of such Shares under any state, federal, or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable. The Company will be under no obligation to register the Shares with the SEC or to effect compliance with the registration, qualification, or listing requirements of any foreign or state securities laws, exchange control laws, stock exchange, or automated quotation system, and the Company will have no liability for any inability or failure to do so.

20.   NO OBLIGATION TO EMPLOY. Nothing in this Plan or any Award granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other service relationship with, the Company or any Parent, Subsidiary, or Affiliate or limit in any way the right of the Company or any Parent, Subsidiary, or Affiliate to terminate Participant's employment or service relationship at any time.

21.   CORPORATE TRANSACTIONS.

21.a. Assumption or Replacement of Awards by Successor.   In the event that the Company is subject to a Corporate Transaction, outstanding Awards acquired under the Plan shall be subject to the agreement evidencing the Corporate Transaction, which need not treat all outstanding Awards in an identical manner. Such agreement, without the Participant's consent, shall provide for one or more of the following with respect to all outstanding Awards as of the effective date of such Corporate Transaction.

(a)   The continuation of an outstanding Award by the Company (if the Company is the successor entity).

(b)   The assumption of an outstanding Award by the successor or acquiring entity (if any) of such Corporate Transaction (or by its parents, if any), which assumption, will be binding on all selected Participants; provided that the exercise price and the number and nature of shares issuable upon exercise of any such option or stock appreciation right, or any award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code.

(c)   The substitution by the successor or acquiring entity in such Corporate Transaction (or by its parents, if any) of equivalent awards with substantially the same terms for such outstanding Awards (except that the exercise price and the number and nature of shares issuable upon exercise of any such option or stock appreciation right, or any award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code).

(d)   The full acceleration of exercisability or vesting and accelerated expiration of an outstanding Award and lapse of the Company's right to repurchase or re-acquire shares acquired under an Award or lapse of forfeiture rights with respect to shares acquired under an Award.

(e)   The settlement of the full value of such outstanding Award (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity (or its parent, if any) with a Fair Market Value equal to the required amount, followed by the

cancellation of such Awards; provided however, that such Award may be cancelled if such Award has no value, as determined by the Committee, in its discretion. Subject to Section 409A of the Code, such payment may be made in installments and may be deferred until the date or dates the Award would have become exercisable or vested. Such payment may be subject to vesting based on the Participant's continued service, provided that the vesting schedule shall not be less favorable to the Participant than the schedule under which the Award would have become vested or exercisable. For purposes of this Section 21.1(e), the Fair Market Value of any security shall be determined without regard to any vesting conditions that may apply to such security.

The Board shall have full power and authority to assign the Company's right to repurchase or reacquire or forfeiture rights to such successor or acquiring corporation. In addition, in the event such successor or acquiring corporation refuses to assume, convert, replace or substitute Awards, as provided above, pursuant to a Corporate Transaction, the Committee will notify the Participant in writing or electronically that such Award will be exercisable for a period of time determined by the Committee in its sole discretion, and such Award will terminate upon the expiration of such period. Awards need not be treated similarly in a Corporate Transaction.

21.b. <u>Assumption of Awards by the Company</u>. The Company, from time to time, also may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either: (a) granting an Award under this Plan in substitution of such other company's award, or (b) assuming such award as if it had been granted under this Plan if the terms of such assumed award could be applied to an Award granted under this Plan. Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Company assumes an award granted by another company, the terms and conditions of such award will remain unchanged (<u>except</u> that the Purchase Price or the Exercise Price, as the case may be, and the number and nature of Shares issuable upon exercise or settlement of any such Award will be adjusted appropriately pursuant to Section 424(a) of the Code). In the event the Company elects to grant a new Option in substitution rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price. Substitute Awards will not reduce the number of Shares authorized for grant under the Plan or authorized for grant to a Participant in a calendar year.

21.c. <u>Non-Employee Directors' Awards</u>. Notwithstanding any provision to the contrary herein, in the event of a Corporate Transaction, the vesting of all Awards granted to Non-Employee Directors shall accelerate and such Awards shall become exercisable (as applicable) in full prior to the consummation of such event at such times and on such conditions as the Committee determines.

22. **ADOPTION AND STOCKHOLDER APPROVAL**. This Plan shall be submitted for the approval of the Company's stockholders, consistent with applicable laws, within twelve (12) months before or after the date this Plan is adopted by the Board.

23. **TERM OF PLAN/GOVERNING LAW.** Unless earlier terminated as provided herein, this Plan will become effective on the Effective Date and will terminate ten (10) years from the date this Plan is adopted by the Board. After this Plan is terminated or expires, no Awards may be granted but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and this Plan's terms and conditions. This Plan and all Awards granted hereunder shall be governed by and construed in accordance with the laws of the State of Delaware (excluding its conflict of laws rules).

24. **AMENDMENT OR TERMINATION OF PLAN**. The Board may at any time terminate or amend this Plan in any respect, including, without limitation, amendment of any form of Award Agreement or instrument to be executed pursuant to this Plan, provided, however, that the Board will not, without the approval of the stockholders of the Company, amend this Plan in any manner that requires such stockholder approval, provided further that a Participant's Award shall

be governed by the version of this Plan then in effect at the time such Award was granted. No termination or amendment of the Plan will affect any then-outstanding Award unless expressly provided by the Committee. In any event, no termination or amendment of the Plan or any outstanding Award may adversely affect any then outstanding Award without the consent of the Participant, unless such termination or amendment is necessary to comply with applicable law, regulation, or rule.

25. **NONEXCLUSIVITY OF THE PLAN**. Neither the adoption of this Plan by the Board, the submission of this Plan to the stockholders of the Company for approval, nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock awards and bonuses otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

26. **INSIDER TRADING POLICY**. Each Participant who receives an Award shall comply with any policy adopted by the Company from time to time covering transactions in the Company's securities by Employees, officers, and/or Directors of the Company, as well as with any applicable insider trading or market abuse laws to which the Participant may be subject.

27. **ALL AWARDS SUBJECT TO COMPANY CLAWBACK OR RECOUPMENT POLICY**. All Awards, subject to applicable law, shall be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Board or required by law during the term of Participant's employment or other service with the Company that is applicable to officers, Employees, Directors or other service providers of the Company, and in addition to any other remedies available under such policy and applicable law, may require the cancellation of outstanding Awards and the recoupment of any gains realized with respect to Awards.

28. **DEFINITIONS**. As used in this Plan, and except as elsewhere defined herein, the following terms will have the following meanings:

28.a. "*Affiliate*" means (a) any entity that, directly or indirectly, is controlled by, controls, or is under common control with, the Company, and (b) any entity in which the Company has a significant equity interest, in either case as determined by the Committee, whether now or hereafter existing.

28.b. "*Award*" means any award under the Plan, including any Option, Performance Award, Restricted Stock, Stock Bonus, Stock Appreciation Right, or Restricted Stock Unit.

28.c. "*Award Agreement*" means, with respect to each Award, the written or electronic agreement between the Company and the Participant setting forth the terms and conditions of the Award, and country-specific appendix thereto for grants to non-U.S. Participants, which shall be in substantially a form (which need not be the same for each Participant) that the Committee (or in the case of Award agreements that are not used for Insiders, the Committee's delegate(s)) has from time to time approved, and will comply with and be subject to the terms and conditions of this Plan.

28.d. "*Award Transfer Program*" means any program instituted by the Committee which would permit Participants the opportunity to transfer any outstanding Awards to a financial institution or other person or entity approved by the Committee.

28.e. "*Board*" means the Board of Directors of the Company.

28.f. "*Cause*" means (i) Participant's willful failure substantially to perform his or her duties and responsibilities to the Company or material violation of a Company policy; (ii) Participant's commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in injury to the Company; (iii) unauthorized use or disclosure by Participant of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as

a result of his or her relationship with the Company; or (iv) Participant's willful breach of any of his or her obligations under any written agreement or covenant with the Company. The determination as to whether a Participant is being terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Participant. The foregoing definition does not in any way limit the Company's ability to terminate a Participant's employment or consulting relationship at any time as provided in Section 20 above, and the term "Company" will be interpreted to include any Subsidiary or Parent, as appropriate. Notwithstanding the foregoing, the foregoing definition of "Cause" may, in part or in whole, be modified or replaced in each individual agreement or Award Agreement with any Participant, provided that such document supersedes the definition provided in this Section 28.6.

28.g. "*Code*" means the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

28.h. "*Committee*" means the Compensation and Leadership Committee of the Board, or any other committee of the Board, or those persons to whom administration of the Plan, or part of the Plan, has been delegated as permitted by law.

28.i. "*Common Stock*" means the Class A common stock of the Company.

28.j. "*Company*" means GoPro, Inc., a Delaware corporation, or any successor corporation.

28.k. "*Consultant*" means any natural person, including an advisor or independent contractor, engaged by the Company or a Parent, Subsidiary, or Affiliate to render services to such entity.

28.l. "*Corporate Transaction*" means the occurrence of any of the following events: (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then-outstanding voting securities; provided, however, that for purposes of this subclause (i) the acquisition of additional securities by any one Person who is considered to own more than fifty percent (50%) of the total voting power of the securities of the Company will not be considered a Corporate Transaction; (ii) the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets; (iii) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation;(iv) any other transaction which qualifies as a "corporate transaction" under Section 424(a) of the Code wherein the stockholders of the Company give up all of their equity interest in the Company (except for the acquisition, sale or transfer of all or substantially all of the outstanding shares of the Company); or (v) a change in the effective control of the Company that occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by members of the Board whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purpose of this subclause (v), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Corporate Transaction. For purposes of this definition, Persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, to the extent that any amount constituting deferred compensation (as defined in Section 409A of the Code) would become payable under this Plan by reason of a

Corporate Transaction, such amount shall become payable only if the event constituting a Corporate Transaction would also qualify as a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company, each as defined within the meaning of Code Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and IRS guidance that has been promulgated or may be promulgated thereunder from time to time.

28.m. "*Director*" means a member of the Board.

28.n. "*Disability*" means in the case of incentive stock options, total and permanent disability as defined in Section 22(e)(3) of the Code and in the case of other Awards, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

28.o. "*Effective Date*" means February 15, 2024, subject to prior approval of the Plan by the stockholders and the Board.

28.p. "*Employee*" means any person, including officers and Directors, providing services as an employee to the Company or any Parent, Subsidiary, or Affiliate. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

28.q. "*Exchange Act*" means the United States Securities Exchange Act of 1934, as amended.

28.r. "*Exchange Program*" means a program pursuant to which (i) outstanding Awards are surrendered, cancelled, or exchanged for cash, the same type of Award, or a different Award (or combination thereof) or (ii) the exercise price of an outstanding Award is reduced.

28.s. "*Exercise Price*" means, with respect to an Option, the price at which a holder may purchase the Shares issuable upon exercise of an Option and with respect to a SAR, the price at which the SAR is granted to the holder thereof.

28.t. "*Fair Market Value*" means, as of any date, the value of a Share, determined as follows:

(i) if such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in *The Wall Street* Journal or such other source as the Committee deems reliable;

(ii) if such Common Stock is publicly traded but is neither listed nor admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in *The Wall Street Journal* or such other source as the Committee deems reliable; or

(iii) by the Board or the Committee in good faith.

28.u. "*Insider*" means an officer or director of the Company or any other person whose transactions in the Company's Common Stock are subject to Section 16 of the Exchange Act.

28.v. "*IRS*" means the United States Internal Revenue Service.

28.w. "*Non-Employee Director*" means a Director who is not an Employee of the Company or any Parent, Subsidiary, or Affiliate.

28.x. "*Option*" means an award of an option to purchase Shares pursuant to Section 5.

28.y. "*Parent*" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of such corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

28.z. "*Participant*" means a person who holds an Award under this Plan.

28.aa. "*Performance Award*" means an Award as defined in Section 10 and granted under the Plan.

28.ab. "*Performance Factors*" means any of the factors selected by the Committee and specified in an Award Agreement, from among the following measures, either individually, alternatively or in any combination, applied to the Company as a whole or any business unit or Subsidiary, either individually, alternatively, or in any combination, on a GAAP or non-GAAP basis, and measured, to the extent applicable on an absolute basis or relative to a pre-established target, to determine whether the performance goals established by the Committee with respect to applicable Awards have been satisfied:

    (i) profit before tax;

    (ii) subscription metrics;

    (iii) revenue;

    (iv) net revenue;

    (v) earnings (which may include earnings before interest and taxes, earnings before taxes, net earnings, stock-based compensation expenses, depreciation, and amortization);

    (vi) operating income;

    (vii) operating margin;

    (viii) operating profit;

    (ix) controllable operating profit or net operating profit;

    (x) net profit;

    (xi) gross margin;

    (xii) operating expenses or operating expenses as a percentage of revenue;

    (xiii) net income;

    (xiv) earning per share;

    (xv) total stockholder return or relative total stockholder return;

    (xvi) market share;

    (xvii) return on assets or net assets;

    (xviii) the Company's stock price;

(xix) growth in stockholder value relative to a pre-determined index;

(xx) return on equity;

(xxi) return on invested capital;

(xxii) cash flow (including free cash flow or operating cash flows) or cash flow margins;

(xxiii) cash conversion cycle;

(xxiv) economic value added;

(xxv) individual confidential business objectives;

(xxvi) overhead or other expense reduction;

(xxvii) credit rating;

(xxviii) strategic plan development and implementation;

(xxix) succession plan development and implementation;

(xxx) improvement in workforce diversity;

(xxxi) customer indicators and/or satisfaction;

(xxxii) new product invention or innovation;

(xxxiii) attainment of research and development milestones;

(xxxiv) improvements in productivity;

(xxxv) bookings;

(xxxvi) attainment of objective operating goals and employee metrics; or

(xxxvii) any other metric that is capable of measurement as determined by the Committee.

The Committee may, in recognition of unusual or non-recurring items such as acquisition-related activities or changes in applicable accounting rules, provide for one or more equitable adjustments to the Performance Factors to preserve the Committee's original intent regarding the Performance Factors at the time of the initial award grant. It is within the sole discretion of the Committee to make or not make any such equitable adjustments.

28.ac. "*Performance Period*" means one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Factors will be measured for the purpose of determining a Participant's right to, and the payment of, a Performance Award.

28.ad. "*Performance Share*" means an Award as defined in Section 10 and granted under the Plan.

28.ae. "*Performance Unit*" means an Award as defined in Section 10 and granted under the Plan.

28.af. "*Permitted Transferee*" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law (including adoptive relationships) of the Employee, any person sharing the Employee's household (other than a tenant or employee), a trust in which these persons (or the Employee) have more than 50% of the beneficial interest, a foundation in which these persons (or the Employee) control the management of assets, and any other entity in which these persons (or the Employee) own more than 50% of the voting interests.

28.ag. "*Person*" shall have the meaning as such term is used in Sections 13(d) and 14(d) of the Exchange Act.

28.ah. "*Plan*" means this GoPro, Inc. 2024 Equity Incentive Plan.

28.ai. "*Purchase Price*" means the price to be paid for Shares acquired under the Plan, other than Shares acquired upon exercise of an Option or SAR.

28.aj. "*Restricted Stock Award*" means an Award as defined in Section 6 and granted under the Plan, or issued pursuant to the early exercise of an Option.

28.ak. "*Restricted Stock Unit*" means an Award as defined in Section 9 and granted under the Plan.

28.al. "*SEC*" means the United States Securities and Exchange Commission.

28.am. "*Securities Act*" means the United States Securities Act of 1933, as amended.

28.an. "*Service*" shall mean service as an Employee, Consultant, Director or Non-Employee Director, to the Company or a Parent, Subsidiary or Affiliate of the Company, subject to such further limitations as may be set forth in the Plan or the applicable Award Agreement. An Employee will not be deemed to have ceased to provide Service in the case of (i) sick leave, (ii) military leave, or (iii) any other leave of absence approved by the Company; provided, that such leave is for a period of not more than 90 days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute or unless provided otherwise pursuant to formal policy adopted from time to time by the Company. In the case of any Employee on an approved leave of absence or a reduction in hours worked (for illustrative purposes only, a change in schedule from that of full-time to part-time), the Company may make such provisions respecting suspension of or modification of vesting of the Award while on leave from the employ of the Company or a Parent, Subsidiary or Affiliate or during such change in working hours as it may deem appropriate, except that in no event may an Award be exercised after the expiration of the term set forth in the applicable Award Agreement. In the event of military leave, if required by applicable laws, vesting shall continue for the longest period that vesting continues under any other statutory or Company approved leave of absence and, upon a Participant's returning from military leave (under conditions that would entitle him or her to protection upon such return under the U.S. Uniform Services Employment and Reemployment Rights Act), he or she shall be given vesting credit with respect to Awards to the same extent as would have applied had the Participant continued to provide services to the Company throughout the leave on the same terms as he or she was providing services immediately prior to such leave. Except as set forth in this Section 28.40, and unless otherwise provided in the Award Agreement, a Participant's termination of Service will be considered to occur as of the date he or she ceases to provide services (regardless of whether the termination is in breach of local employment laws or is later found to be invalid) and Service shall not be extended by any notice period or any period of garden leave or similar period mandated by local law, *provided however*, that a change in status from an employee to a consultant or advisor shall not terminate the service provider's Service, unless determined by the Committee, in its discretion. The Committee will have sole discretion to determine whether a Participant has ceased to provide Services and the effective date on which the Participant ceased to provide Services (including whether a Participant may still be considered to be providing services while on a leave of absence).

28.ao. "*Shares*" means shares of the Common Stock and the common stock of any successor entity of the Company.

28.ap. "*Stock Appreciation Right*" means an Award defined in Section 8 and granted under the Plan.

28.aq. "*Stock Bonus*" means an Award defined in Section 7 and granted under the Plan.

28.ar. "*Subsidiary*" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

28.as. "*Treasury Regulations*" means regulations promulgated by the United States Treasury Department.

28.at. "*Unvested Shares*" means Shares that have not yet vested or are subject to a right of repurchase in favor of the Company (or any successor thereto).

APPENDIX B

GOPRO, INC.

2024 EMPLOYEE STOCK PURCHASE PLAN

1. **PURPOSE**. The purpose of this Plan is to provide eligible employees of the Company and the Participating Corporations with a means of acquiring an equity interest in the Company through Contributions, to enhance such employees' sense of participation in the affairs of the Company. Capitalized terms not defined elsewhere in the text are defined in Section 28.

2. **ESTABLISHMENT OF PLAN**. GoPro, Inc. proposes to grant options to purchase shares of Common Stock to eligible employees of the Company and its Participating Corporations pursuant to this Plan. The Company intends this Plan to qualify as an "employee stock purchase plan" under Section 423 of the Code (including any amendments to or replacements of such Section), and this Plan shall be so construed. Any term not expressly defined in this Plan but defined for purposes of Section 423 of the Code shall have the same definition herein. In addition with regard to offers of options to purchase shares of the Common Stock under the Plan to employees outside the United States working for a Participating Corporation, the Compensation and Leadership Committee (the "*Committee*") may offer a subplan or an option that is not intended to meet the Code Section 423 requirements, provided, if necessary under Code Section 423, that the other terms and conditions of the Plan are met. Subject to Section 14, the total number of shares of Common Stock reserved for issuance under this Plan will include all reserved rights, options, or shares of Common Stock not issued under the Company's 2014 Employee Stock Purchase Plan (the "*Prior 2014 Plan*") on the Effective Date (as defined below), not to exceed 11,100,000 Shares; provided, however, the number of Shares reserved for issuance under this Plan shall be subject to adjustments effected in accordance with Section 14 of this Plan. Any rights, options or Shares issued under this Plan and that are subsequently forfeited or repurchased and any rights, options or Shares that are withheld to satisfy the tax withholding obligations related to any purchase of Shares shall be included among the Shares reserved and available for grant and issuance pursuant to this Plan. The Shares reserved and available for grant and issuance pursuant this Section 2 shall be issuable as Common Stock of the Company regardless of their series or class under the Prior Plan.

3. **ADMINISTRATION**.
(a) The Plan will be administered by the Committee. Subject to the provisions of this Plan and the limitations of Section 423 of the Code or any successor provision in the Code, all questions of interpretation or application of this Plan shall be determined by the Committee and its decisions shall be final and binding upon all Participants. The Committee will have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to determine eligibility, to designate the Participating Corporations, to determine when to grant options that are not intended to meet the Code Section 423 requirements and to decide upon any and all claims filed under the Plan. Every finding, decision and determination made by the Committee will, to the full extent permitted by law, be final and binding upon all parties. Notwithstanding any provision to the contrary in this Plan, the Committee may adopt rules, sub-plans, and/or procedures relating to the operation and administration of the Plan designed to comply with local laws, regulations or customs or to achieve tax, securities law or other objectives for eligible employees outside of the United States. The Committee will have the authority to determine the Fair Market Value of the Common Stock (which determination shall be final, binding and conclusive for all purposes) in accordance with Section 8 below and to interpret Section 8 of the Plan in connection with circumstances that impact the Fair Market Value. Members of the Committee shall receive no compensation for their services in connection with the administration of this Plan, other than standard fees as established from time to time by the Board for services rendered by Board members serving on Board

committees. All expenses incurred in connection with the administration of this Plan shall be paid by the Company. For purposes of this Plan, the Committee may designate separate offerings under the Plan (the terms of which need not be identical) in which eligible employees of one or more Participating Corporations will participate, even if the dates of the applicable Offering Periods of each such offering are identical. The Committee may also establish rules to govern transfers of employment among the Company and any Participating Corporation, consistent with the applicable requirements of Code Section 423 and the terms of the Plan.

(b) The Committee may adopt such rules, procedures, and sub-plans as are necessary or appropriate to permit the participation in the Plan by eligible employees who are citizens or residents of a jurisdiction and/or employed outside the United States, the terms of which sub-plans may take precedence over other provisions of this Plan, with the exception of the provisions in Section 2 above setting forth the number of shares of Common Stock reserved for issuance under the Plan; provided that unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan will govern the operation of such sub-plan. Further, the Committee is specifically authorized to adopt rules and procedures regarding the application of the definition of Compensation (as defined below) to Participants on payrolls outside of the United States, handling of Contributions, taking of payroll deductions and making of other Contributions to the Plan, establishment of bank or trust accounts to hold contributions, payment of interest, establishment of the exchange rate applicable to Contributions made in a currency other than U.S. dollars, obligations to pay payroll tax, determination of beneficiary designation requirements, tax withholding procedures, and handling of stock certificates that vary with applicable local requirements.

(c) To the extent authorized by applicable law, any and all authority of the Committee may be delegated by the Committee to one or more senior officers of the Company or members of the management team of the Company or such other person, persons or groups of persons as it deems necessary, appropriate or advisable to facilitate the operation of the Plan and such delegation of authority shall be under such conditions or limitations that the Committee may set at or after the time of the delegation. For purposes of the Plan, references to the "Committee" will be deemed to include such officers, members of management team, or other person, persons or groups of persons to whom such authority has been delegated and, subject to any conditions or limitations set by the Committee and unless prohibited by Applicable Laws, any action undertaken by a delegate shall have the same force and effect as if undertaken directly by the Committee. The Committee may retain outside entities and professionals to assist in the administration of the Plan including, without limitation, a vendor or vendors to perform enrollment and brokerage services.

3. **ELIGIBILITY**. Any employee of the Company or the Participating Corporations is eligible to participate in an Offering Period under this Plan except that one or more of the following categories of employees may be excluded from coverage under the Plan by the Committee (other than where prohibited by applicable law):

(a) employees who are not employed by the Company or a Participating Corporation prior to the beginning of such Offering Period or prior to such other time period as specified by the Committee;

(b) employees who are customarily employed for twenty (20) hours or less per week;

(c) employees who are customarily employed for five (5) months or less in a calendar year;

(d) (i) employees who are "highly compensated employees" of the Company or any Participating Corporation (within the meaning of Section 414(q) of the Code), or (ii) any employee who is a

"highly compensated employees" with compensation above a specified level, who is an officer and/or is subject to the disclosure requirements of Section 16(a) of the Exchange Act;

(e) employees who are citizens or residents of a foreign jurisdiction (without regard to whether they are also a citizen of the United States or a resident alien (within the meaning of Section 7701(b)(1)(A) of the Code)) if either (i) such employee's participation is prohibited under the laws of the jurisdiction governing such employee, or (ii) compliance with the laws of the foreign jurisdiction would violate the requirements of Section 423 of the Code;

(f) employees who do not meet any other eligibility requirements that the Committee may choose to impose (within the limits permitted by the Code); and

(g) individuals who provide services to the Company or any of its Participating Corporations as independent contractors who are reclassified as common law employees for any reason except for federal income and employment tax purposes.

(h) The foregoing notwithstanding, employees who, together with any other person whose stock would be attributed to such employee pursuant to Section 424(d) of the Code, own stock or hold options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or its Parent or Subsidiary or who, as a result of being granted an option under this Plan with respect to such Offering Period, would own stock or hold options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or its Parent or Subsidiary shall be granted an option to purchase Common Stock under the Plan.

(i) Each exclusion stated above will be applied with respect to an Offering Period in a manner complying U.S. Treasury Regulation Section 1.423-2(e)(2)(i) and (ii). The Committee retains the discretion to determine which eligible employees may participate in an Offering Period pursuant to and consistent with U.S. Treasury Regulation Section 1.423-2(e) and (f).

5. **OFFERING DATES**.

(a) Each Offering Period of this Plan may be of up to twenty-seven (27) months duration and shall commence and end at the times designated by the Committee. Each Offering Period may consist of one or more Purchase Periods during which Contributions of Participants are accumulated under this Plan.

(b) The initial Offering Period pursuant to this Plan ("*Initial Offering Period*") shall run coterminous with the initial Purchase Period and shall commence on the Effective Date and shall end with the Purchase Date that occurs on or prior to the February 15 or August 15 that first occurs six (6) months or more after the Effective Date. The Initial Offering Period shall consist of a single Purchase Period. Thereafter, a six-month Offering Period shall commence on each February 15 and August 15, with each such Offering Period also consisting of a single six-month Purchase Period, except as otherwise provided by an applicable sub-plan, or on such other date determined by the Committee. The Committee may at any time establish a different duration for an Offering Period or Purchase Period to be effective after the next scheduled Purchase Date.

6. **PARTICIPATION IN THIS PLAN**.

(a) Any employee who is an eligible employee determined in accordance with Section 4 immediately prior to the Initial Offering Period will be automatically enrolled in such Initial Offering Period for the maximum number of shares of Common Stock purchasable at the contributions levels and subject to other elections consistent with such employee's last enrollment under the Prior 2014 Plan, if any, or as otherwise directed by such employee in a

subscription form (or withdrawal notice) consistent with rules set forth by the Committee. With respect to subsequent Offering Periods, any eligible employee determined in accordance with Section 4 will be eligible to participate in this Plan, subject to the requirement of Section 6(b) hereof and the other terms and provisions of this Plan.

(b) An eligible employee determined in accordance with Section 4 may elect to become a Participant by submitting a subscription agreement prior to the commencement of the Offering Period to which such agreement relates in accordance with such rules as the Committee may determine.

(c) Once an employee becomes a Participant in an Offering Period, then such Participant will automatically participate in each subsequent Offering Period commencing immediately following the last day of such prior Offering Period at the same contribution level unless the Participant withdraws or is deemed to withdraw from this Plan or terminates further participation in the Offering Period as set forth in Section 11 below or otherwise notifies the Company of a change in the Participant's contribution level by filing an additional subscription agreement or electronic representation thereof with the Company and/or the Company's third party administrator, prior to the next Offering Period.

(d) A Participant who is automatically enrolled in a subsequent Offering Period pursuant to section 6(c) is not required to file any additional subscription agreement in order to continue participation in this Plan and will be deemed to have accepted the terms and conditions of the Plan, any sub-plan, and subscription agreement in effect at the time each subsequent Offering Period begins, subject to Participant's right to withdraw from the Plan in accordance with the withdrawal procedures in effect at the time.

7. **GRANT OF OPTION ON ENROLLMENT OR SUBSCRIPTION**. Becoming a Participant with respect to an Offering Period will constitute the grant (as of the Offering Date) by the Company to such Participant of an option to purchase on the Purchase Date up to that number of shares of Common Stock determined by a fraction, the numerator of which is the amount of the contribution level accumulated in such Participant's Contribution account during such Purchase Period and the denominator of which is the lower of (i) eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Offering Date (but in no event less than the par value of a share of the Common Stock), or (ii) eighty-five percent (85%) of the Fair Market Value of a share of the Common Stock on the Purchase Date, provided, further, that the number of shares of Common Stock subject to any option granted pursuant to this Plan shall not exceed the lesser of (x) the maximum number of shares of Common Stock set by the Committee pursuant to Section 10(b) below with respect to the applicable Purchase Date, or (y) the maximum number of shares of Common Stock which may be purchased pursuant to Section 10(a) below with respect to the applicable Purchase Date.

8. **PURCHASE PRICE**. The Purchase Price per share at which a share of Common Stock will be sold in any Offering Period shall be eighty-five percent (85%) of the lesser of:

(a) The Fair Market Value on the Offering Date; or

(b) The Fair Market Value on the Purchase Date.

9. **PAYMENT OF PURCHASE PRICE; CONTRIBUTION CHANGES; SHARE ISSUANCES**.

(a) The Purchase Price shall be accumulated by regular payroll deductions made during each Offering Period, unless the Committee determines with respect to categories of Participants outside the United States that Contributions may be made in another form due to local legal requirements. The deductions are made as a percentage of the Participant's Compensation (as defined below) in one percent (1%) increments not less than one percent (1%), nor greater than

fifteen percent (15%) or such lower limit set by the Committee. "**Compensation**" shall mean base salary (or in foreign jurisdictions, equivalent cash compensation); however, the Committee may, in its discretion, at any time and on a uniform and non-discriminatory basis, establish a different definitions of "Compensation" for a subsequent Offering Period, including without limitation that Compensation shall include all base salary or regular hourly wages, bonuses, incentive compensation, commissions, overtime, shift premiums, plus draws against commissions (or in foreign jurisdictions, equivalent cash compensation). For purposes of determining a Participant's Compensation, any election by such Participant to reduce his or her regular cash remuneration under Sections 125 or 401(k) of the Code (or in foreign jurisdictions, equivalent salary deductions) shall be treated as if the Participant did not make such election. Contributions shall commence on the first payday following the last Purchase Date and shall continue to the end of the Offering Period unless sooner altered or terminated as provided in this Plan. Notwithstanding the foregoing, the terms of any sub-plan may permit matching shares of Common Stock without the payment of any purchase price.

(b) Participant may decrease his or her Contribution rate during an Offering Period by filing with the Company and/or the Company's third party administrator a new subscription agreement, with the new rate to become effective no later than the second payroll period commencing after the Company's receipt of the authorization and continuing for the remainder of the Offering Period unless changed as described below. A decrease in the Participant's Contribution rate may be made once during an Offering Period or more or less frequently under rules determined by the Committee. An increase in the Participant's Contribution rate may not be made with respect to an ongoing Offering Period unless otherwise determined by the Committee. A Participant may increase or decrease his or her Contribution rate for any subsequent Offering Period by filing with the Company and/or the Company's third party administrator a new authorization subscription agreement prior to the beginning of such Offering Period or such other time period as specified by the Committee.

(c) Participant may reduce his or her Contribution percentage to zero during an Offering Period by filing with the Company and/or the Company's third party administrator a request for cessation of Contributions. Such reduction shall be effective beginning no later than the second payroll period after the Company's receipt of the request and no further Contributions will be made for the duration of the Offering Period. Contributions credited to the Participant's account prior to the effective date of the request shall be used to purchase shares of Common Stock in accordance with Section 9(e) below. A reduction of the Contribution percentage to zero shall be treated as such Participant's withdrawal from such Offering Period, and the Plan, effective as of the day after the next Purchase Date following the filing date of such request with the Company and/or the Company's third party administrator.

(d) All Contributions made by a Participant are credited to his or her account under this Plan and are deposited with the general funds of the Company, except to the extent local legal restrictions outside the United States require segregation of such Contributions. No interest accrues on the Contributions, except to the extent required due to local legal requirements. All Contributions received or held by the Company may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate Contributions, except to the extent necessary to comply with local legal requirements outside the United States.

(e) On each Purchase Date, so long as this Plan remains in effect and provided that the Participant has not submitted a signed and completed withdrawal form before that date which notifies the Company that the Participant wishes to withdraw from that Offering Period under this Plan and have all Contributions accumulated in the account maintained on behalf of the Participant as of that date returned to the Participant, the Company shall apply the funds then in the Participant's account to the purchase of whole shares of Common Stock reserved under the option granted to such Participant with respect to the Offering Period to the extent that such option is exercisable on the Purchase Date. The Purchase Price per Share shall be as specified

in Section 8 of this Plan. Any fractional Share, as calculated under this Subsection (e), shall be rounded down to the next lower whole Share, unless the Committee determines with respect to all Participants that any fractional Share shall be credited as a fractional share. Any amount remaining in a Participant's account on a Purchase Date which is less than the amount necessary to purchase a full share of Common Stock shall be returned to the Participant, without interest (except to the extent required due to local legal requirements outside the United States). In the event that this Plan has been oversubscribed, all funds not used to purchase shares of Common Stock on the Purchase Date shall be returned to the Participant, without interest (except to the extent required due to local legal requirements outside the United States). No Common Stock shall be purchased on a Purchase Date on behalf of any employee whose participation in this Plan has terminated prior to such Purchase Date (except to the extent required due to local legal requirements outside the United States).

(f) As promptly as practicable after the Purchase Date, the Company shall issue shares of Common Stock for the Participant's benefit representing the shares purchased upon exercise of his or her option.

(g) During a Participant's lifetime, his or her option to purchase shares of Common Stock hereunder is exercisable only by him or her. The Participant will have no interest or voting right in shares of Common Stock covered by his or her option until such option has been exercised.

(h) To the extent required by applicable federal, state, local or foreign law, a Participant shall make arrangements satisfactory to the Company and any applicable Participating Corporation for the satisfaction of any withholding tax obligations that arise in connection with the Plan. The Company or any Subsidiary or Affiliate, as applicable, may withhold, by any method permissible under the applicable law, the amount necessary for the Company or Subsidiary or Affiliate, as applicable, to meet applicable withholding obligations, including any withholding required to make available to the Company or Subsidiary or Affiliate, as applicable, any tax deductions or benefits attributable to the sale or early disposition of shares of Common Stock by a Participant. The Company shall not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied.

10. **LIMITATIONS ON SHARES TO BE PURCHASED**.

(a) Any other provision of the Plan notwithstanding, no Participant shall purchase Common Stock with a Fair Market Value in excess of the following limit:

(i) In the case of Common Stock purchased during an Offering Period that commenced in the current calendar year, the limit shall be equal to (A) $25,000 minus (B) the Fair Market Value of the Common Stock that the Participant previously purchased in the current calendar year (under this Plan and all other employee stock purchase plans of the Company or any parent or Subsidiary of the Company).

(ii) In the case of Common Stock purchased during an Offering Period that commenced in the immediately preceding calendar year, the limit shall be equal to (A) $50,000 minus (B) the Fair Market Value of the Common Stock that the Participant previously purchased (under this Plan and all other employee stock purchase plans of the Company or any parent or Subsidiary of the Company) in the current calendar year and in the immediately preceding calendar year.

(iii) In the case of Common Stock purchased during an Offering Period that commenced two calendar years prior, the limit shall be equal to (A) $75,000 minus (B) the Fair Market Value of the Common Stock that the Participant previously purchased (under this Plan and all other employee stock purchase plans of the Company or any parent or Subsidiary of the Company) in the current calendar year and in the two immediately preceding calendar years.

For purposes of this Subsection (a), the Fair Market Value of Common Stock shall be determined in each case as of the beginning of the Offering Period in which such Common Stock is purchased. Employee stock purchase plans not described in Section 423 of the Code shall be disregarded. If a Participant is precluded by this Subsection (a) from purchasing additional Common Stock under the Plan, then his or her Contributions shall automatically be discontinued and, if the Participant so elects, shall resume at the beginning of the earliest Purchase Period that will end in the next calendar year (if he or she then is an eligible employee).

(b) In no event shall a Participant be permitted to purchase more than 2,500 shares of Common Stock on any one Purchase Date or such lesser number as the Committee shall determine. If a lower limit is set under this Subsection (b), then all Participants will be notified of such limit prior to the commencement of the next Offering Period for which it is to be effective.

(c) If the number of shares of Common Stock to be purchased on a Purchase Date by all Participants exceeds the number of shares of Common Stock then available for issuance under this Plan, then the Company will make a pro rata allocation of the remaining shares of Common Stock in as uniform a manner as shall be reasonably practicable and as the Committee shall determine to be equitable. In such event, the Company will give notice of such reduction of the number of shares of Common Stock to be purchased under a Participant's option to each Participant affected.

(d) Any Contributions accumulated in a Participant's account which are not used to purchase stock due to the limitations in this Section 10, and not covered by Section 9(e), shall be returned to the Participant as soon as practicable after the end of the applicable Purchase Period, without interest (except to the extent required due to local legal requirements outside the United States).

11. **WITHDRAWAL**.

(a) Each Participant may withdraw from an Offering Period under this Plan pursuant to a method specified for such purpose by the Company. Such withdrawal may be elected at any time prior to the end of an Offering Period, or such other time period as specified by the Committee.

(b) Upon withdrawal from this Plan, the accumulated Contributions shall be returned to the withdrawn Participant, without interest (except to the extent required due to local legal requirements outside the United States), and his or her interest in this Plan shall terminate. In the event a Participant voluntarily elects to withdraw from this Plan, he or she may not resume his or her participation in this Plan during the same Offering Period, but he or she may participate in any Offering Period under this Plan which commences on a date subsequent to such withdrawal by filing a new subscription agreement in a manner consistent with rules set forth by the Committee.

(c) In the event that that an Offering Period is comprised of multiple Purchase Periods instead of a single Purchase Period, and the Fair Market Value on the first day of the current Offering Period in which a participant is enrolled is higher than the Fair Market Value on the first day of any subsequent Offering Period, the Company will automatically withdraw the Participant from the current Offering Period and enroll such participant in the subsequent Offering Period. Any funds accumulated in a Participant's account prior to the first day of such subsequent Offering Period will be applied to the purchase of shares of Common Stock on the Purchase Date immediately prior to the first day of such subsequent Offering Period, if any.

12. **TERMINATION OF EMPLOYMENT**. Termination of a Participant's employment for any reason, including retirement, death, disability, or the failure of a Participant to remain an eligible employee of the Company or of a Participating Corporation, or Participant's employer no longer being a Participating Corporation, immediately terminates his or her participation in this Plan

(except to the extent required by local legal requirements outside the United States). In such event, accumulated Contributions credited to the Participant's account will be returned to him or her or, in the case of his or her death, to his or her legal representative, without interest (except to the extent required due to local legal requirements outside the United States). For purposes of this Section 12, an employee will not be deemed to have terminated employment or failed to remain in the continuous employ of the Company or of a Participating Corporation in the case of sick leave, military leave, or any other leave of absence approved by the Company; provided that such leave is for a period of not more than ninety (90) days or reemployment upon the expiration of such leave is guaranteed by contract or statute. The Company will have sole discretion to determine whether a Participant has terminated employment and the effective date on which the Participant terminated employment, regardless of any notice period or any period of garden leave required under local law.

13. **RETURN OF CONTRIBUTIONS**. In the event a Participant's interest in this Plan is terminated by withdrawal, termination of employment or otherwise, or in the event this Plan is terminated by the Board, the Company shall deliver to the Participant all accumulated Contributions credited to such Participant's account. No interest shall accrue on the Contributions of a Participant in this Plan (except to the extent required due to local legal requirements outside the United States).

14. **CAPITAL CHANGES**. If the number of outstanding shares of Common Stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the Company, without consideration, then the Committee shall adjust the number and class of Common Stock that may be delivered under the Plan, the Purchase Price per Share and the number of shares of Common Stock covered by each option under the Plan which has not yet been exercised, and the numerical limits of Sections 2 and 10 shall be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and in compliance with applicable securities laws; provided that fractions of a Share will not be issued.

15. **NONASSIGNABILITY**. Neither Contributions credited to a Participant's account nor any rights with regard to the exercise of an option or to receive shares of Common Stock under this Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 22 below) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be void and without effect.

16. **USE OF PARTICIPANT FUNDS AND REPORTS**. The Company may use all Contributions received or held by it under the Plan for any corporate purpose, and the Company will not be required to segregate Participant's Contributions (except to the extent required due to local legal requirements outside the United States). Until shares of Common Stock are issued, Participants will only have the rights of an unsecured creditor, unless otherwise required under local law. Each Participant shall receive, or have access to, promptly after the end of each Purchase Period a report of his or her account setting forth the total Contributions accumulated, the number of shares of Common Stock purchased, the Purchase Price thereof and the remaining cash balance, if any, carried forward to the next Purchase Period or Offering Period, as the case may be.

17. **NOTICE OF DISPOSITION**. Each U.S. taxpayer Participant shall notify the Company in writing if the Participant disposes of any of the shares of Common Stock purchased in any Offering Period pursuant to this Plan. The Company may place a legend or legends on any certificate representing shares acquired pursuant to this Plan requesting the Company's transfer agent to notify the Company of any transfer of the Shares. The obligation of the Participant to provide such notice shall continue notwithstanding the placement of any such legend on the certificates.

18. **NO RIGHTS TO CONTINUED EMPLOYMENT**. Neither this Plan nor the grant of any option hereunder shall confer any right on any employee to remain in the employ of the Company or any Participating Corporation or restrict the right of the Company or any Participating Corporation to terminate such employee's employment.

19. **EQUAL RIGHTS AND PRIVILEGES**. All eligible employees granted an option under this Plan that is intended to meet the Code Section 423 requirements shall have equal rights and privileges with respect to this Plan or within any separate offering under the Plan so that this Plan qualifies as an "employee stock purchase plan" within the meaning of Section 423 or any successor provision of the Code and the related regulations. Any provision of this Plan which is inconsistent with Section 423 or any successor provision of the Code shall, without further act or amendment by the Company, the Committee or the Board, be reformed to comply with the requirements of Section 423 (unless such provision applies exclusively to options granted under the Plan that are not intended to comply with the Code Section 423 requirements). This Section 19 shall take precedence over all other provisions in this Plan.

20. **NOTICES**. All notices or other communications by a Participant to the Company under or in connection with this Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

21. **TERM; STOCKHOLDER APPROVAL**. This Plan will become effective on the Effective Date. This Plan shall be approved by the stockholders of the Company, in any manner permitted by applicable corporate law, within twelve (12) months before or after the date this Plan is adopted by the Board. No purchase of shares of Common Stock that are subject to such stockholder approval before becoming available under this Plan shall occur prior to stockholder approval of such Shares and the Board or Committee may delay any Purchase Date and postpone the commencement of any Offering Period subsequent to such Purchase Date as deemed necessary or desirable to obtain such approval (provided that if a Purchase Date would occur more than twenty-four (24) months after commencement of the Offering Period to which it relates, then such Purchase Date shall not occur and instead such Offering Period shall terminate without the purchase of such shares of Common Stock and Participants in such Offering Period shall be refunded their contributions without interest, unless the payment of interest is required under local laws). This Plan shall continue until the earlier to occur of (a) termination of this Plan by the Board (which termination may be effected by the Board at any time pursuant to Section 25 below),(b) issuance of all of the shares of Common Stock reserved for issuance under this Plan, or (c) the tenth anniversary of the Effective Date under the Plan.

22. **DESIGNATION OF BENEFICIARY.**

(a) Unless otherwise determined by the Committee, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant's account under this Plan in the event of such Participant's death prior to a Purchase Date. Such form shall be valid only if it was filed with the Company and/or the Company's third party administrator at the prescribed location before the Participant's death.

(b) Unless otherwise determined by the Committee, such designation of beneficiary may be changed by the Participant at any time by written notice filed with the Company and/or the Company's third party administrator at the prescribed location before the Participant's death. In the event of the death of a Participant and in the absence of a beneficiary validly designated under this Plan who is living at the time of such Participant's death (and except to the extent required due to local legal requirements outside the United States), the Company shall deliver such cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion (and subject to compliance with legal requirements outside the United States), may

deliver such cash to the spouse or, if no spouse is known to the Company, then to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

23. **CONDITIONS UPON ISSUANCE OF SHARES; LIMITATION ON SALE OF SHARES**. Shares of Common Stock shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such Shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange or automated quotation system upon which the shares may then be listed, exchange control restrictions and/or securities law restrictions, or other applicable laws outside the United States, and shall be further subject to the approval of counsel for the Company with respect to such compliance. Shares of Common Stock may be held in trust or subject to further restrictions as permitted by any sub-plan, unless otherwise required under local law.

24. **APPLICABLE LAW**. The Plan shall be governed by the substantive laws (excluding the conflict of laws rules) of the State of Delaware.

25. **AMENDMENT OR TERMINATION**. The Committee, in its sole discretion, may amend, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. If the Plan is terminated, the Committee, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Purchase Date (which may be sooner than originally scheduled, if determined by the Committee in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 14). If an Offering Period is terminated prior to its previously scheduled expiration, all amounts then credited to Participants' accounts for such Offering Period, which have not been used to purchase shares of Common Stock, shall be returned to those Participants (without interest thereon, except as otherwise required under local laws) as soon as administratively practicable. Further, the Committee will be entitled to change the Purchase Periods and Offering Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld or contributed in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the administration of the Plan, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant's Compensation, and establish such other limitations or procedures as the Committee determines in its sole discretion advisable which are consistent with the Plan. Such actions will not require stockholder approval or the consent of any Participants. However, no amendment shall be made without approval of the stockholders of the Company (obtained in accordance with Section 21 above) within twelve (12) months of the adoption of such amendment (or earlier if required by Section 21) if such amendment would: (a) increase the number of shares of Common Stock that may be issued under this Plan; or (b) change the designation of the employees (or class of employees) eligible for participation in this Plan. In addition, in the event the Board or Committee determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Board or Committee may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequences including, but not limited to: (i) amending the definition of Compensation, including with respect to an Offering Period underway at the time; (ii) altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price; (iii) shortening any Offering Period by setting a Purchase Date, including an Offering Period underway at the time of the Committee action; (iv) reducing the maximum percentage of Compensation a participant may elect to set aside as Contributions; and (v) reducing the maximum number of shares of Common Stock a Participant may purchase during any Offering Period. Such modifications or amendments will

not require approval of the stockholders of the Company or the consent of any Participants, unless otherwise required under local law.

26. **CORPORATE TRANSACTIONS**. In the event of a Corporate Transaction, the Offering Period for each outstanding right to purchase Common Stock will be shortened by setting a new Purchase Date and will end on the new Purchase Date. The new Purchase Date shall occur on or prior to the consummation of the Corporate Transaction, as determined by the Board or Committee, and the Plan shall terminate on the consummation of the Corporate Transaction.

27. **CODE SECTION 409A; TAX QUALIFICATION.**

(a) Options granted under the Plan generally are exempt from the application of Section 409A of the Code. However, options granted to U.S. taxpayers which are not intended to meet the Code Section 423 requirements are intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. Subject to Subsection (b), options granted to U.S. taxpayers outside of the Code Section 423 requirements shall be subject to such terms and conditions that will permit such options to satisfy the requirements of the short-term deferral exception available under Section 409A of the Code, including the requirement that the shares of Common Stock subject to an option be delivered within the short-term deferral period. Subject to Subsection (b), in the case of a Participant who would otherwise be subject to Section 409A of the Code, to the extent the Committee determines that an option or the exercise, payment, settlement or deferral thereof is subject to Section 409A of the Code, the option shall be granted, exercised, paid, settled or deferred in a manner that will comply with Section 409A of the Code, including Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding the foregoing, the Company shall have no liability to a Participant or any other party if the option that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee with respect thereto.

(b) Although the Company may endeavor to (i) qualify an option for favorable tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment (*e.g.*, under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan, including Subsection (a). The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants under the Plan.

28. **DEFINITIONS.**

(a) "**Affiliate**" means any entity (i) that, directly or indirectly, is controlled by, controls or is under common control with, the Company and (ii) in which the Company has a significant equity interest, in either case as determined by the Committee, whether now or hereafter existing.

(b) "**Board**" shall mean the Board of Directors of the Company.

(c) "**Code**" shall mean the U.S. Internal Revenue Code of 1986, as amended.

(d) "**Common Stock**" shall mean the Class A common stock of the Company.

(e) "**Company**" shall mean GoPro, Inc., a Delaware corporation.

(f) "**Contributions**" means the payroll deductions and other forms of payments that the Committee may permit to be made by a Participant to fund the exercise of options granted under the Plan.

(g) "**Corporate Transaction**" means the occurrence of any of the following events: (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities; or (ii) the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets; or (iii) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

(h) "**Effective Date**" shall mean February 15, 2024, subject to prior approval of the Plan by the stockholders and the Board.

(i) "**Exchange Act**" shall mean the U.S. Securities Exchange Act of 1934, as amended.

(j) "**Fair Market Value**" shall mean, as of any date, the value of a share of Common Stock determined as follows:

(1) if such Common Stock is then quoted on the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market (collectively, the "**Nasdaq Market**"), its closing price on the Nasdaq Market on the date of determination, or if there are no sales for such date, then the last preceding business day on which there were sales, as reported in *The Wall Street Journal* or such other source as the Board or the Committee deems reliable; or

(2) if such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in *The Wall Street Journal* or such other source as the Board or the Committee deems reliable; or

(3) if such Common Stock is publicly traded but is neither quoted on the Nasdaq Market nor listed or admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in *The Wall Street Journal* or such other source as the Board or the Committee deems reliable; or

(4) if none of the foregoing is applicable, by the Board or the Committee in good faith.

(k) "**Offering Date**" shall mean the first business day of each Offering Period or, for the Initial Offering Period, the Effective Date.

(l) "**Offering Period**" shall mean a period with respect to which the right to purchase Common Stock may be granted under the Plan, as determined by the Committee pursuant to Section 5.

(m) "**Parent**" shall have the same meaning as "parent corporation" in Sections 424(e) and 424(f) of the Code.

(n) "**Participant**" shall mean an eligible employee who meets the eligibility requirements set forth in Section 4 and who is either automatically enrolled in the Initial Offering Period or who elects to participate in this Plan pursuant to Section 6(b).

(o) "**Participating Corporation**" shall mean any Parent, or Subsidiary or Affiliate that the Committee or Board or the Committee's delegate(s) designates from time to time as eligible to participate in this Plan; provided, however, that employees of Affiliates that are designated for participation may be granted only options that do not intend to comply with the Code Section 423 requirements.

(p) "**Plan**" shall mean this GoPro, Inc. 2024 Employee Stock Purchase Plan.

(q) "**Purchase Date**" shall mean the last business day of each Purchase Period.

(r) "**Purchase Period**" shall mean a period during which contributions may be made toward the purchase of Common Stock under the Plan, as determined by the Committee pursuant to Section 5(b).

(s) "**Purchase Price**" shall mean the price at which Participants may purchase shares of Common Stock under the Plan, as determined pursuant to Section 8.

(t) "**Securities Act**" means the U.S. Securities Act of 1933, as amended.

(u) "**Subsidiary**" shall have the same meaning as "subsidiary corporation" in Sections 424(e) and 424(f) of the Code.

Reconciliation of GAAP to Non-GAAP Measures

We report diluted net income (loss) per share in accordance with United States generally accepted accounting principles (GAAP) and on a non-GAAP basis. Additionally, we report non-GAAP adjusted EBITDA. We use non-GAAP financial measures to help us understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operational plans. Our management uses and believes that investors benefit from referring to these non-GAAP financial measures in assessing our operating results. These non-GAAP financial measures should not be considered in isolation from, or as an alternative to, the measures prepared in accordance with GAAP, and are not based on any comprehensive set of accounting rules or principles. We believe that these non-GAAP measures, when read in conjunction with our GAAP financials, provide useful information to investors by facilitating:

- the comparability of our on-going operating results over the periods presented;
- the ability to identify trends in our underlying business; and
- the comparison of our operating results against analyst financial models and operating results of other public companies that supplement their GAAP results with non-GAAP financial measures.

These non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. Some of these limitations are:

- adjusted EBITDA does not reflect tax payments that reduce cash available to us;

- adjusted EBITDA excludes depreciation and amortization and, although these are non-cash charges, the property and equipment being depreciated and amortized often will have to be replaced in the future, and adjusted EBITDA does not reflect any cash capital expenditure requirements for such replacements;

- adjusted EBITDA excludes the amortization of point of purchase (POP) display assets because it is a non-cash charge, and is treated similarly to depreciation of property and equipment and amortization of acquired intangible assets;

- adjusted EBITDA and non-GAAP net income (loss) exclude restructuring and other related costs which primarily include severance-related costs, stock-based compensation expenses, manufacturing consolidation charges, facilities consolidation charges recorded in connection with restructuring actions, including right-of-use asset impairment charges, and the related ongoing operating lease cost of those facilities recorded under ASC 842, Leases. These expenses do not reflect expected future operating expenses and do not contribute to a meaningful evaluation of current operating performance or comparisons to the operating performance in other periods;

- adjusted EBITDA and non-GAAP net income (loss) exclude stock-based compensation expense related to equity awards granted primarily to our workforce. We exclude stock-based compensation expense because we believe that the non-GAAP financial measures excluding this item provide meaningful supplemental information regarding operational performance. In particular, we note that companies calculate stock-based compensation expense for the variety of award types that they employ using different valuation methodologies and subjective assumptions. These

non-cash charges are not factored into our internal evaluation of net income (loss) as we believe their inclusion would hinder our ability to assess core operational performance;

- non-GAAP net income (loss) excludes acquisition-related costs including the amortization of acquired intangible assets (primarily consisting of acquired technology), the impairment of acquired intangible assets (if applicable), as well as third-party transaction costs incurred for legal and other professional services. These costs are not factored into our evaluation of potential acquisitions, or of our performance after completion of the acquisitions, because these costs are not related to our core operating performance or reflective of ongoing operating results in the period, and the frequency and amount of such costs vary significantly based on the timing and magnitude of our acquisition transactions and the maturities of the businesses being acquired. Although we exclude the amortization of acquired intangible assets from our non-GAAP net income (loss), management believes that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation;

- non-GAAP net income (loss) includes income tax adjustments. We utilize a cash-based non-GAAP tax expense approach (based upon expected annual cash payments for income taxes) for evaluating operating performance as well as for planning and forecasting purposes. This non-GAAP tax approach eliminates the effects of period specific items, which can vary in size and frequency and does not necessarily reflect our long-term operations. Historically, we computed a non-GAAP tax rate based on non-GAAP pre-tax income on a quarterly basis, which considered the income tax effects of the adjustments above;

- GAAP and non-GAAP net income (loss) per share includes the dilutive, tax effected cash interest expense associated with our 2022 Notes and 2025 Notes, as if converted at the beginning of the period in connection with the adoption of ASU 2020-06 on January 1, 2022; and

- other companies may calculate these non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

The following table presents a reconciliation of net income to adjusted EBITDA:

(in thousands)	Year ended December 31, 2022
GAAP net income	$ 28,847
Income tax expense	5,606
Interest expense	3,131
Depreciation and amortization	8,570
POP display amortization	2,055
Stock-based compensation	38,991
Restructuring and other costs	7,554
Adjusted EBITDA	$ 94,754

The following table presents a reconciliation of net income to non-GAAP net income:

(in thousands)	Year ended December 31, 2022
GAAP net income	$ 28,847
Stock-based compensation	38,991
Acquisition-related costs	47
Restructuring and other costs	7,554
Income tax adjustments	5,484
Non-GAAP net income	$ 80,923
GAAP net income - basic	$ 28,847
Add: Interest on convertible notes, tax effected*	3,055
GAAP net income - diluted	$ 31,902
Non-GAAP net income - basic	$ 80,923
Add: Interest on convertible notes, tax effected*	3,055
Non-GAAP net income - diluted	$ 83,978
GAAP diluted net income per share	$ 0.18
Non-GAAP diluted net income per share	$ 0.47
GAAP and non-GAAP shares for diluted net income per share	178,279

*Reflects the use of the if-converted method for our convertible notes, effective January 1, 2022 due to the adoption of ASU 2020-06.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: 001-36514



GOPRO, INC.

(Exact name of registrant as specified in its charter)

Delaware	**77-0629474**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
3025 Clearview Way	
San Mateo, California	**94402**
(Address of principal executive offices)	*(Zip Code)*

(650) 332-7600

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value	GPRO	NASDAQ Global Select Market

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Smaller reporting company	☐
Accelerated filer	☐	Emerging growth company	☐
Non-accelerated filer	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $715,511,000 based upon the closing price reported for such date on The Nasdaq Global Select Market.

As of January 31, 2023, 128,629,017 and 26,258,546 shares of Class A and Class B common stock were outstanding, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2023 Annual Meeting of Stockholders (the "Proxy Statement"), to be filed within 120 days of the registrant's fiscal year ended December 31, 2022, are incorporated by reference in Part II and Part III of this Annual Report on Form 10-K. Except with respect to information specifically incorporated by reference in this Annual Report on Form 10-K, the Proxy Statement is not deemed to be filed as part of this Annual Report on Form 10-K.

GoPro, Inc.
Index

PART I
Special note regarding forward-looking statements

This Annual Report on Form 10-K of GoPro, Inc. (GoPro or we or the Company) includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding guidance, industry prospects, product and marketing plans, or future results of operations or financial position, made in this Annual Report on Form 10-K are forward-looking. To identify forward-looking statements, we use words such as "expect," "anticipate," "believe," "may," "will," "estimate," "intend," "target," "goal," "plan," "likely," "potentially," or variations of such words and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their date. If any of management's assumptions prove incorrect or should unanticipated circumstances arise, the Company's actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, those factors identified under Item 1A. Risk Factors. Forward-looking statements include, but are not limited to, statements regarding our plans to expand and improve product offerings in Item 1. Business and other sections of this Annual Report on Form 10-K, projections of results of operations, research and development plans, marketing plans, plans for international expansion and revenue growth drivers, plans to reduce operating expenses and drive profitability, including our restructuring plans and the improved efficiencies in our operations that such plans may create, the impact of negative macroeconomic factors including rising interest rates, inflation, the ability for us to grow camera sales, our ability to acquire and retain subscribers, the effects of global conflict such as the war in Ukraine, plans to settle the note conversion in cash, expectations regarding the volatility of the Company's tax provision and resulting effective tax rate and projections of results of operations, the outcome of pending or future litigation and legal proceedings, the continuing impact of the COVID-19 pandemic and the economic recovery therefrom on our business, operations, liquidity and capital resources, employees, customers, supply chain, financial results, inflation, currency fluctuations and the world economy, and the scope and duration thereof, and any discussion of the trends and other factors that drive our business and future results in Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations, and other sections of this Annual Report on Form 10-K including but not limited to Item 1A. Risk Factors. Readers are strongly encouraged to consider the foregoing when evaluating any forward-looking statements concerning the Company. The Company does not undertake any obligation to update any forward-looking statements in this Annual Report on Form 10-K to reflect future events or developments.

Risk Factor Summary

Our business is subject to numerous risks and uncertainties, including those described in Item 1A. Risk Factors on this Annual Report on Form 10-K. These risks include, but are not limited to the following:

- *We may not be able to achieve revenue growth or profitability in the future, and if revenue growth or profitability is achieved, we may not be able to sustain it.*

- *An economic downturn or economic uncertainty in the United States and international markets, as well as inflation, increasing interest rates or fluctuations in currency exchange rates may adversely affect consumer spending and demand for our products, which could impact our operating results or financial position.*

- *Our goal to grow revenue and be profitable relies upon our ability to grow unit sales from our GoPro.com channel and our retail partners and distributors.*

- *We may not be able to acquire and retain subscribers at all or at historical rates, which could adversely impact our results of operations and our ability to be profitable.*

- *If our sales fall below our forecasts, especially during the holiday season, our overall financial condition and results of operations could be adversely affected.*

- *We rely on third-party suppliers, some of which are sole-source suppliers, to provide services and components for our products which may lead to supply shortages and other services, long lead*

times for components, and supply changes, any of which could disrupt our supply chain or our operations and may increase our costs.

- *If we do not successfully coordinate or if we encounter issues with our manufacturers, suppliers, or supply chain, business, brand, and results of operations could be harmed and we could lose sales.*
- *Our future growth depends, in part, on further penetrating our total addressable market, and we may not be successful in doing so.*
- *To remain competitive and stimulate consumer demand, we must effectively manage product introductions, product transitions, product pricing and marketing.*
- *We depend on sales of our cameras, mounts and accessories for substantially all of our revenue, and any decrease in the sales or change in sales mix of these products could harm our business.*
- *We face substantial risks related to inventory, purchase commitments and long-lived assets, and we could incur material charges related to these items that adversely affect our operating results.*
- *Security and data breaches and cyberattacks could disrupt our web platform, products, services, internal operations, information technology systems, or those of our strategic partners, and any such disruption could reduce our expected revenue, increase our expenses, damage our reputation, and cause our stock price to decline significantly.*
- *Our international operations account for a significant portion of our revenue and operating expenses and are subject to challenges and risks.*
- *We depend on key personnel and qualified personnel to operate our business. If we are unable to attract, engage and retain qualified personnel, our ability to develop, transform and successfully operate our business could be harmed.*
- *Our gross margin can vary significantly depending on multiple factors, which can result in unanticipated fluctuations in our operating results.*
- *We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can. New entrants also enter the digital imaging market category from time-to-time. These market factors could result in a loss of our market share and a decrease in our revenue and profitability.*
- *Adverse changes to trade agreements, trade policies, tariffs and import/export regulations may have a negative effect on our business and results of operations.*
- *If we fail to manage our operating expenses effectively, our financial performance may suffer.*
- *A small number of retailers and distributors account for a substantial portion of our revenue, and if our relationships with any of these retailers or distributors were to be terminated or the level of business with them significantly reduced, our business could be harmed.*
- *Our success depends on our ability to maintain the value and reputation of our brand.*
- *Consumers may be injured while engaging in activities with our products, and we may be exposed to claims, or regulations could be imposed, which could adversely affect our brand, operating results and financial condition.*
- *We may be subject to warranty claims that could result in significant direct or indirect costs, or we could experience greater returns from retailers and customers than expected, which could harm our business and operating results.*
- *We may grow our business in part through acquisitions, joint ventures, investments and partnerships, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results.*

- ***The ongoing COVID-19 outbreak has had a material impact on the United States and global economies and could have a material adverse impact on our employees, suppliers, customers and end consumers, which could adversely and materially impact our business, financial condition and results of operations.***

- ***Catastrophic events or political instability could disrupt and cause harm to our business.***

- ***Our aspirations and disclosures related to environmental, social and governance (ESG) matters expose us to risks that could adversely affect our reputation and performance.***

Item 1. Business

Overview

GoPro helps the world capture and share itself in immersive and exciting ways. Our cameras, mountable and wearable accessories, subscription and service, and implied post contract support have generated substantially all of our revenue. We sell our products globally through retailers, distributors and on GoPro.com.

Our product offerings include the following:

- *HERO11 Black* is our flagship waterproof camera launched in the Fall of 2022, featuring our GP2 processor, a larger sensor and HyperSmooth 5.0 image stabilization. The larger sensor provides 10-bit color video at up to 5.3K video at 60 frames per second, 27 megapixel (MP) photo resolution, 8:7 aspect ratio video for a larger vertical field of view, and Hyperview, which allows for a 16:9 field of view. HyperSmooth 5.0 image stabilization includes 360-degree Horizon Lock, which keeps video footage steady. The HERO11 Black also includes the Enduro Battery, which improves the camera performance in both cold and moderate temperatures, TimeWarp 3.0, Night Effects Time Lapse, and a front-facing and rear touch display. The HERO11 Black is cloud connected and can automatically upload recently captured footage and generate a highlight video to the user's GoPro subscription cloud account. We also began shipping our HERO11 Black Creator Edition in the Fall of 2022 which is an all-in-one content capturing bundle that makes vlogging, filmmaking and live streaming easier than ever. Creator Edition combines the HERO11 Black, Volta, Enduro Battery, Media Mod, and Light Mod to create professional-quality videos.

- *HERO11 Black Mini* launched in November of 2022, and has all the power of the HERO11 Black, but is smaller, lighter and simpler with a one-button design. The HERO11 Black Mini includes our GP2 processor, the larger sensor used in our HERO11 Black flagship camera, HyperSmooth 5.0 image stabilization and the Enduro Battery.

- *HERO10 Black* launched in 2021, which includes our high-performance GP2 processor. The camera's highest video resolution of 5.3K video at 60 frames per second delivers 91% more pixel resolution than 4K video at 30 frames per second and 665% more pixel resolution than 1080p HD at 60 frames per second, allowing for fluid playback and 2X slow motion. 4K video can be captured at 120 frames per second (4X slow motion) and 2.7K video can be captured at 240 frames per second (8X slow motion). The HERO10 Black also includes HyperSmooth 4.0 video stabilization, in-camera horizon leveling which has a tilt limit of 45° in high-performance settings, making chaotic video footage look smooth and steady. The new GP2 processor combined with the ultra-high resolution 23.6MP sensor enables life-like image quality. In addition to 23 megapixel photos, HERO10 Black enables 19.6 megapixel video stills to be pulled from 5K 4:3 video at 30 frames per second and 15.8 megapixel video stills from 5.3K video at 60 frames per second, which is ideal for capturing still images of sports and fast-paced activities. The HERO10 Black is also waterproof up to 33 feet, cloud connected while being charged and will automatically upload recently captured footage to the user's GoPro cloud account. Additionally, the HERO10 Black continues to build off the noteworthy HERO9 Black features, including Power Tools, TimeWarp 3.0, front-facing and rear touch displays, and camera Mod compatibility.

- *MAX* is our 360-degree waterproof camera featuring MAX HyperSmooth image stabilization, 360-degree MAX TimeWarp Video, MAX SuperView, PowerPano, built-in mounting, high-quality audio, live streaming, voice control and a front facing touch display. MAX HyperSmooth provides the highest performance video

stabilization yet, while MAX SuperView provides the widest field of view ever from a GoPro camera. PowerPano allows users to capture a 6.2mp, 270-degree panoramic photo with the push of a button and creates an artifact-free shot of action or movement. Our MAX camera features six built-in microphones that allows users to capture immersive 360-degree audio, directional audio for vlogging and the best stereo sound ever from a GoPro.

- *GoPro subscription* is our subscription service that includes full access to the Quik app, unlimited cloud storage supporting source video and photo quality, camera replacement and damage protection, access to a high-quality live streaming service on GoPro.com as well as discounts on GoPro cameras, gear, mounts and accessories. Our HERO5 Black and newer cameras automatically upload photos and videos to a subscriber's GoPro account at the highest possible quality, while HERO7 Black and newer cameras can access our live-streaming service.

- *Quik subscription* is an important step in expanding our total addressable market to those who value organizing the visual moments of their lives with footage from any phone or camera. Quik subscribers can conveniently share their favorite photos or videos to the Quik app where those special "keeper" photos or videos will be added to a private "Mural" feed within the app. The Quik subscription provides access to a suite of powerful yet simple single-clip and multi-clip editing tools which allows users to edit photos or videos and create cinematic stories to showcase their life moments.

- *Quik app* is a mobile app that provides the primary experience for users of both the GoPro and Quik subscriptions and is the primary integration point for GoPro camera owners into the GoPro software ecosystem. The primary goal of the Quik app is to enable users to get the most out of their favorite photos and videos from any phone or camera. This includes a simplified but powerful experience for offloading, backup, editing, story creation and sharing of user's media.

- *GoPro Player + ReelSteady* is a desktop app with industry-leading video stabilization and 360-reframing tools in a single post-production app. The GoPro Player + ReelSteady app includes features such as ReelSteady stabilization with real time playback, lens correction, batch export, the reframe tool, frame grab and trim tool.

We also offer a full ecosystem of mountable and wearable accessories. See Products for additional information.

We believe our investments in hardware, cloud, mobile and desktop software solutions have yielded a solid foundational experience for consumers that we will continue to build upon in 2023.

Our strategy

Helping our consumers capture and share their experiences in immersive and exciting ways is at the core of our mission and business. We are committed to developing solutions that create an easy, seamless experience for consumers to capture, create and share engaging personal content. When consumers use our products and services, they often generate and share content that increases awareness for GoPro, driving a virtuous cycle and a self-reinforcing demand for our products. We believe revenue growth will be driven by the introduction of new cameras, accessories, lifestyle gear, and subscription and service offerings. We also believe new or enhanced camera features drive a replacement cycle among existing users and attract new users. Consumers can choose between numerous channels to purchase our hardware products, which are sold through GoPro.com and a global network of retailers. In addition, consumers may purchase our subscription through GoPro.com or via the Quik mobile app.

Products

Cameras. We offer a family of flagship cameras, including our cloud connected HERO11 Black, HERO11 Black Mini, HERO10 Black, HERO10 Black Bones, HERO9 Black, HERO8 Black and MAX cameras. Our HERO11 Black, HERO11 Black Mini, HERO10 Black, HERO9 Black, HERO8 Black, and MAX cameras are durable, waterproof (without a housing), come with select mounting accessories, and have built-in Wi-Fi and Bluetooth technology, that provide connectivity with a mobile device to enable remote control, content viewing, editing and sharing functionality. Our HERO11 Black, HERO11 Black Mini and HERO10 Black cameras offer 5.3K video at 60 frames per second, our HERO9 Black camera offers 5K video at 30 frames per second, and our HERO8 Black camera can shoot video in 4K at 60 frames per second. MAX captures video in 360-degrees at 6K resolution and stitches to 5.6K. All of our current cameras feature multi-language voice and contextual control, image stabilization, a simplified user experience, and the ability to auto-upload photos and videos via Wi-Fi for easy access and editing with our Quik app. HERO11 Black, HERO10 Black, HERO9 Black, HERO8 Black and MAX also feature GPS and additional sensors that capture location, elevation, speed and G-force loads. We also offer Open GoPro, an open API initiative, that makes it easy for third-party developers to integrate HERO9 and newer cameras into their own development efforts.

Mounts and accessories. We offer a wide range of mounts and accessories, either bundled with a camera or sold separately, that enhance the functionality and versatility of our products, and enable consumers to capture their experiences during a variety of activities or moments from different viewpoints. We also produce and sell camera attachments called Mods, which allow users to transform their HERO11, HERO10, HERO9 or HERO8 Black cameras into a production powerhouse. The Media Mod provides an integrated directional microphone, the Light Mod illuminates a scene and the Display Mod allows users to perfectly frame themselves during self-capture. In addition, we offer Max Lens Mod that brings Max HyperSmooth video stabilization and Max SuperView's ultra-wide-angle photo and video to the HERO11, HERO10 and HERO9 Black cameras. Other equipment-based mounts include helmet, handlebar, roll bar and tripod mounts. Our 3-way mount is a 3-in-1 mount that can be used as a camera grip, extension arm or tripod, and our floating mounts such as the Handler, and Bite Mount + Floaty, allow our cameras to float in water. We also enable consumers to wear mounts on their bodies with the use of our magnetic swivel clip, wrist housing, chest harness and head strap. Additionally, we offer spare batteries, dive filters and charging accessories and cables to connect our GoPro cameras to computers, laptops and television monitors. Our accessories expand the features, versatility and convenience of our cameras.

Subscription. Our GoPro subscription offers a range of benefits to our consumers, including a camera protection plan and a platform that enables subscribers to easily access, edit and share content. The GoPro subscription also includes unlimited cloud storage supporting original source video and photo quality, access to a high-quality live streaming service on GoPro.com, as well as discounts on GoPro cameras, lifestyle gear, mounts and accessories. Our HERO5 Black and newer cameras automatically upload photos and videos to a subscriber's GoPro account at the highest possible quality, while HERO7 Black and newer cameras can access our live-streaming service. We had 2.25 million subscribers as of December 31, 2022, representing 43% growth year-over-year.

Applications. We offer mobile and web applications that provide a complete media workflow for archiving, editing, multi-clip story creation and sharing content on the fly. The Quik app makes it easy for users to get the most out of their favorite photos and videos no matter which phone or camera is used to capture the footage. We believe the Quik app and the Quik subscription are important steps in expanding our total addressable market to all those who want to create, edit and organize the visual moments of their lives. The Quik subscription provides access to a suite of powerful yet simple editing tools which allows users to edit photos or videos themselves. Edits can be applied to single clips, or several clips of an event can be put together into automated, music-synced videos. Quik subscribers can also conveniently share their favorite photos or videos via the Quik app where those special "keeper" photos or videos will be added to a private "Mural" feed. Furthermore, by integrating the Quik app editing engine into the GoPro cloud ecosystem, we are now able to offer automatic, behind-the-scenes creation of videos and edits to users without any work on their part.

Lifestyle Gear. We offer a lifestyle gear lineup that melds our signature design and versatility across a line of bags, backpacks and cases. We also offer an exclusive line of t-shirts, hats and other soft goods that capture the spirit of the brand.

Seasonality

Historically, we have experienced our highest levels of revenue in the fourth quarter of the year, coinciding with the holiday shopping season, particularly in the United States and Europe. While we aim to reduce the impact of fourth quarter seasonality on full year performance, timely and effective product introductions and forecasting, whether just prior to the holiday season or otherwise, are critical to our operations and financial performance.

Segment information and geographic data

We operate as one reportable segment. Financial information about geographic areas is presented in Note 10 Concentrations of risk and geographic information, to the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K.

Research and development

We are passionate about developing new and innovative products that inspire our consumers and enhance our brand. We are constantly innovating to deliver better performance, expanded functionality and increased convenience to enhance the appeal of our products. We strive to remain a market leader by consistently introducing innovative products, software and services that offer optimal performance.

We have a user experience-driven approach to product development and our CEO leads product design. By engaging with customers, consumers and opinion leaders in our core markets around the world, our development team strives to introduce meaningful and empowering new features that expand the versatility and performance of our products. We also benefit from input received from our in-house production team, our sponsored athletes and our brand advocates that regularly travel the world capturing content using our products. We believe leveraging this input will help refine our existing products and influence future products that give us a competitive advantage.

Our engineering team supports the development of cameras, related mounts and accessories, firmware and software. Our hardware engineering team is responsible for developing solutions to support the concepts developed by our product team. These solutions include GoPro's custom designed system on chip, which allows our cameras to perform advanced image computation, unparalleled image quality and next-level image stabilization, new image silicon processors, image sensors and lenses, as well as the core algorithms that enable the systems to operate and provide optimal performance and features. Our hardware engineering team also integrates these innovations and firmware into our product designs, and develops our cameras, mounts and accessories.

Our software engineering team develops applications that enhance the functionality of our products and facilitate the management, editing, sharing and viewing of content. These applications are being developed for mobile, desktop and web-based platforms. Our core technologies include rendering engines to enable smooth video playback and editing, algorithms for moment identification, automatic story creation as well as cloud-based media storage, analysis and playback. Our software engineering team also manages our cloud and web platforms that power our application experiences and direct-to-consumer channel via GoPro.com.

Manufacturing, logistics and fulfillment

Our products are designed and developed in the United States, France, China and Romania, and a majority of our manufacturing is outsourced to contract manufacturers located in China and Thailand. We believe that using outsourced manufacturing enables greater scale and flexibility than establishing our own manufacturing facilities. Several key strategic parts are purchased from suppliers by us and then consigned to our manufacturers, while the vast majority of parts are procured directly by our contract manufacturers. Our strategic commodities team manages the pricing and supply of the key components of our cameras, including digital signal processors, sensors and lenses, and we leverage their expertise to achieve competitive pricing on the largest value-add components and leverage our contract manufacturers' volume purchases for best pricing on common parts.

We have third-party facilities in China and Thailand for final pack-out of our finished products. These finished products are shipped to outsourced fulfillment centers in the United States, as well as Hong Kong, Netherlands and Singapore that deliver our products to our customers.

Sales channels and customers

We offer our products in over 80 countries through our retail sales channel to retailers and distributors, and through our direct-to-consumer sales channel via GoPro.com. In 2022 and 2021, GoPro.com revenue represented 38% and 34% of our net revenue, respectively, and retail accounted for 62% and 66% of our net revenue, respectively.

Direct sales

We sell directly to most of our retailers in the United States, some of our retailers in Europe and to consumers worldwide through GoPro.com.

Independent specialty retailers. We use a network of location-based independent manufacturer representatives to sell our products to independent specialty retailers in the United States focused on sports and consumer activity capture markets. Our representatives provide highly personalized service to these retailers, including in-store merchandising, taking orders and providing clinics to educate retail sales personnel about GoPro products and services. We also have an internal, regionally focused sales team that provides a secondary level of service to both the independent specialty retailers and manufacturer representatives. Independent specialty retailers generally carry our higher end products, targeting their core customers who we believe tend to be early adopters of new technologies. Independent specialty retailers outside of the United States represent a similarly important sales channel for us, and we reach these customers indirectly through our network of international distributors.

Big box retailers. We sell to large retailers with a national presence, including Amazon.com, Inc., Best Buy, Inc., Target Corporation and Walmart, Inc. We support these retailers with a dedicated and experienced sales management team that we believe enables us to reduce channel conflict.

Mid-market retailers. We also sell to retailers with a large regional or national presence, often focused on specific verticals such as consumer electronics, sporting goods, military, hunting and fishing, and motorsports. In the United States, we sell directly to these mid-market retailers through our experienced sales teams assigned to particular accounts and regions.

GoPro.com. We sell our full line of products to consumers worldwide through our online store at GoPro.com, which we market through online and offline advertising. GoPro.com revenue represented 38%, 34% and 32% of net revenue for 2022, 2021 and 2020, respectively.

Distribution

We sell to over 40 distributors who resell our products to retailers in international and domestic markets. We have dedicated sales personnel focused on providing a high level of service to these distributors, including assisting with product mix planning, channel marketing and in-store merchandising, development of marketing materials, order assistance and educating the distributors' sales personnel about GoPro products.

In-store merchandising

Our in-store merchandising strategy focuses on our iconic GoPro-branded, video-enabled point of purchase (POP) merchandising displays located in nearly all retail outlets where our products are sold. These displays showcase GoPro videos and present our product ecosystem in a customer-friendly manner. Our larger retailers help us represent a broader range of GoPro products due to their in-store deployment of our larger and custom POP displays. As of December 31, 2022 and 2021, we had approximately 26,000 and 23,000 POP displays, respectively, in retail outlets worldwide.

Marketing and advertising

Our marketing and advertising programs are focused on engaging consumers by exposing them to compelling GoPro content and educating them about new hardware features, as well as the power of our solutions for software editing (mobile, web and desktop applications) and content management. We believe this approach enhances our brand while demonstrating the performance, durability and versatility of our products. Our marketing and advertising efforts span a wide range of consumer interests and leverage both traditional consumer marketing and lifestyle marketing strategies.

Consumer marketing. Social media plays an important role in our consumer marketing strategy. Our consumers capture and share personal GoPro content on social media and content sharing platforms like Facebook, Instagram, TikTok, Twitter and YouTube. At the end of 2022, we reached a total of 49.6 million lifetime followers. To date, we have reached over 17.4 billion views of content tagged #GoPro on TikTok and more than 3.7 billion views on GoPro's YouTube channel. We also integrate user-generated content and GoPro originally produced content into advertising campaigns across various platforms including print, online, billboards and other out-of-home advertising, and at consumer and trade facing events. This content also supports our in-store channel marketing efforts, appearing on our POP displays and other in-store marketing materials. We continue to believe GoPro content remains a significant asset that builds awareness for our brand and products.

Lifestyle marketing. Our lifestyle marketing programs focus on expanding GoPro brand awareness by engaging consumers through relationships with key influencers, event promotions and other outreach efforts. We cultivate strong relationships with influential athletes, celebrities, entertainers and brands, all of whom use our products to create and share engaging content with their own fans and consumers.

Competition

The market for cameras is highly competitive and characterized by frequent product introductions and rapid technological advances. We believe the principal competitive factors impacting the market for our products include quality, reliability and user experience, price and performance, design innovation, brand recognition, marketing and distribution capability, service and support, and brand reputation.

We compete against established, well-known camera manufacturers such as Canon Inc. and Nikon Corporation, as well as large, diversified electronics companies such as, Samsung Electronics Co. and Sony Corporation and specialty companies such as Garmin Ltd., the Ricoh Company, Ltd., Shenzhen Arashi Vision Co., Ltd. and SZ DJI Technology Co., Ltd. We believe we compete favorably with these companies' products. Our durable and versatile product design facilitates increased functionality and wearability, and we offer a variety of mounts and other accessories that enable a wide range of consumer use cases that are difficult for other competing products to address. Further, we offer many professional-grade features within our camera and 360-degree camera product offerings at attractive consumer price points, including our HyperSmooth 5.0 which is our most advanced stabilization ever and includes in-camera horizon leveling that keeps shots smooth and level, and for our 360 experience, MAX SuperView and PowerPano. MAX SuperView provides the widest field of view ever from a GoPro camera while PowerPano allows users to capture a 6.2mp, 270-degree panoramic photo with the push of a button and creates an artifact-free shot of action or movement. We also provide users with a suite of mobile and desktop applications that enhance the overall GoPro experience. Moreover, we believe we have achieved significant brand recognition in our target vertical markets. We believe our years of experience working with active and influential consumers contributes to our ability to develop attractive products and establishes the authenticity of our brand, thereby differentiating us from current and potential competitors.

Smartphones and tablets with photo and video functionality have significantly displaced the market for traditional camera sales, and the makers of those devices also have mobile and other content editing applications and storage for content captured with those devices. Our Quik app and GoPro subscription may not be as compelling a solution as those offered by other companies, such as Apple, Inc. and Google, although the Quik app supports content from other platforms including content from iOS and Android. It is possible that, in the future, the manufacturers of such devices, such as Apple, Google and Samsung, may continue to design their products for use in a range of conditions, including challenging physical environments and waterproof capabilities, or develop products with features similar to ours. In addition, new companies may emerge and offer competitive products directly in our category.

Intellectual property

Intellectual property is an important aspect of our business. Our practice is to seek protection for our intellectual property in the United States and certain jurisdictions globally, as appropriate. To establish and protect our proprietary rights and confidential information, we rely upon a combination of trademark, copyright, patent, trade secrets, and other forms of intellectual property rights, as well as contractual restrictions such as confidentiality agreements, licenses, and intellectual property assignment agreements with employees, contract manufacturers, distributors and others.

GoPro is a leading innovator that holds a comprehensive portfolio of intellectual property rights. Our trademarks, including "GOPRO," "HERO" and the GoPro logos, among others, are a critical component of the value of our business. We believe the strength of our trademarks, service marks, and trade dress have generated considerable brand loyalty, distinction, and renown among our customers and prospective customers.

GoPro's patent portfolio been recognized as a leader in the high-tech and electronics industry. Our patents, including utility and design patents, cover innovations that help our customers capture, create and share their content using our cameras, mounts, accessories and software. Our patents cover technology and product areas that include cameras, mounts, accessories, digital imaging, image processing, image stabilization, operational firmware and software, post-processing software, mobile, desktop and cloud software, as well as the ornamental aspects of our hardware and software products. As of December 31, 2022, we had approximately 1,218 issued patents and 419 patent applications pending in the United States, and 671 corresponding issued patents and 122 patent applications pending in foreign jurisdictions. Our patents expire at various times, starting in 2024, and no single patent or other intellectual property right is solely responsible for protecting GoPro's products, software, and services. GoPro continues to invest in protecting its expanding innovation through ongoing development of its patent portfolio. We continually assess our innovations, including their patentability, and regularly file patent applications to protect our innovations and technologies that come from our research, development, and design.

We take active measures to protect our intellectual property against unauthorized third-party use, including misuse of our patents, copyrights, trademarks and other proprietary rights. We monitor online marketplaces for infringing, knock-off, or counterfeit products and take action to remove those products. We have, and expect to continue to take legal action to enforce our intellectual property and proprietary rights when appropriate.

Despite these protections and efforts, we may be unable to prevent third parties from using our intellectual property without our authorization, challenging the validity of our intellectual property, breaching any nondisclosure or confidentiality agreements with us, or independently developing products that are similar to ours without infringing our intellectual property, particularly in those countries where the laws do not protect our proprietary and intellectual property rights as fully as in the United States.

Human capital

We are continually investing in the engagement and retention of our global workforce by creating an inclusive workplace, providing market-competitive benefits to support our employees' health and well-being, and fostering a learning environment in support of their growth and development. As of December 31, 2022, we employed 877 people.

Diversity and Inclusion

GoPro strives to be a more inclusive, representative, and equitable organization, and to leverage our brand and marketing to champion these values. Through our comprehensive DEIB program, we take a multi-faceted approach to creating a sense of belonging for GoPro employees. We provide trainings, workshops, events, and speaker series to help increase safe spaces and visibility for people with identities that have been historically oppressed. We take a hybrid approach to employee training, utilizing a self-directed individual learning platform with research-backed content in addition to coaching and other manager led activities. In addition to our mandatory sexual harassment prevention and bullying prevention training, new modules were added to help employees recognize and address unconscious bias and microaggressions. We host virtual discussions on a variety of diversity, equity and inclusion topics to educate employees on issues faced by historically marginalized groups and to foster understanding and empathy, champion diverse leadership, and celebrate the contributions that diverse groups bring to us and our community.

When our people thrive, our business thrives. GoPro invests in safe spaces through our Employee Resource Groups (ERGs). ERGs enhance the employee experience and help drive DEIB strategy by building community and connection, expanding education and awareness, creating opportunities for professional development and providing valuable feedback to our People Team.

Our CEO, Nicholas Woodman, also signed on to the Outdoor CEO Diversity Pledge, committing us to, over the coming years, increasing representation of underrepresented groups in our hiring, marketing and athlete rosters, as well as sharing our learnings with other outdoor brands as a catalyst for industry change.

Employee Development and Training

We prioritize employee development and training, which we believe has a direct impact on employee growth, engagement and retention. To support managers and individual contributors within the company, we provide training and development opportunities through our online portal, Opportunity Lab. Opportunity Lab enables employees to access virtual instructor-led classrooms or self-directed web-based courses focused on topics such as the importance of using emotional intelligence in difficult times, leading change, understanding employee engagement, feedback and career development planning. We also offer employee development through our Mentorship Program. This program supports the employees' professional development while expanding their network with our senior leaders.

Our leadership development and coaching programs focus on individual leadership growth, building trust and relationships with peers and sharing best practices. We continue to optimize our organizational efficiency and collaboration by providing ongoing training on effective meeting management and how to recognize unconscious bias. We believe that employee development is a shared responsibility of employee and manager, through both formal and informal methods (e.g., stretch assignments and peer-to-peer learning). Through our GROW Pro Plan program, managers and employees reflect on their individual skills and areas for development, guided by our company competency framework, and by what specific areas the employee would like to develop each year. We have a robust talent calibration and succession planning process to ensure we fill the talent pipeline and identify any skills gaps with development plans.

Corporate and available information

We were originally incorporated as Woodman Labs, Inc. in California and began doing business as GoPro in February 2004. We reincorporated in Delaware in December 2011 and in February 2014, we changed our name to GoPro, Inc. Our principal executive offices are located at 3025 Clearview Way, San Mateo, California 94402, and our telephone number is (650) 332-7600. We completed our initial public offering in July 2014 and our Class A common stock is listed on The Nasdaq Global Select Market under the symbol "GPRO." Our Class B common stock is not listed nor traded on any stock exchange.

We have registered and applied to register a number of trademarks with the United States Patent and Trademark Office and the trademark offices of other countries including "GOPRO," "HERO" and the GoPro logos. This Annual Report on Form 10-K also includes references to trademarks and service marks of other entities, and those trademarks and service marks are the property of their respective owners.

Our website address is www.gopro.com. Through a link on the Investor Relations section of our website, we make available the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission (SEC): our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. All such filings are available free of charge. The information posted on our website is not incorporated into this report. The SEC maintains a website that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov.

Item 1A. Risk Factors

You should carefully consider the risks described below and all other information contained in this Annual Report on Form 10-K before making an investment decision. The risk factors below do not identify all risks that we face; our operations could also be affected by factors that are not presently known to us or that we currently consider to be immaterial to our operations. In that event, the trading price of our shares may decline, and you may lose part or all of your investment.

Risks related to our business and industry

We may not be able to achieve revenue growth or profitability in the future, and if revenue growth or profitability is achieved, we may not be able to sustain it.

Our cumulative GAAP income from the past three years may not be sustainable in future periods. We may not be able to achieve our forecast, sustain revenue growth or profitability, and our operating results may fluctuate

unpredictably. For example, our annual revenue showed significant growth from 2020 to 2021 from $891.9 million to $1.16 billion, respectively. In 2020, annual revenue of $891.9 million was negatively impacted by COVID-19. In addition, we incurred operating income of $39.0 million and $113.2 million and operating losses of $36.8 million for the full year in 2022, 2021 and 2020, respectively. In future periods, we could experience declines in revenue, or revenue could remain flat or grow more slowly than we expect, which could have a material negative effect on our future operating results.

Lower levels of revenue, lower product margins or higher levels of operating expenses in future periods may result in losses or limited profitability. We may experience such lower levels of revenue, lower product margins or higher levels of operating expenses for a variety of reasons, including, among other factors: investments in product innovation, advertising and marketing; increasing freight rates; shipping delays; increased supply chain costs; impact of currency exchange rates; failure to maintain higher average sales pricing for our cameras; or a recession or other sustained adverse market event that materially impacts consumer purchases of discretionary items, such as our products.

Additionally, we have implemented company-wide restructurings of our business resulting in a reduction in our global workforce and the elimination of certain open positions, consolidation of certain leased office facilities, as well as the elimination of several high-cost initiatives, in order to focus our resources on cameras, accessories, software and subscription and service. For example, in connection with the emergence of the COVID-19 pandemic, we implemented a restructuring plan in April 2020 (the 2020 Restructuring Plan) to realign our workforce to areas of growth combined with certain cost saving measures which reduced our operating expenses in 2020. We may not realize further or sustain cost savings from these previous actions. We may continue to experience fluctuating revenue, expenses and profitability for a number of reasons, including other risks described in this 2022 Annual Report, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors.

An economic downturn or economic uncertainty in the United States and international markets, as well as inflation, increasing interest rates or fluctuations in currency exchange rates may adversely affect consumer spending and demand for our products, which could impact our operating results or financial position.

Factors affecting the level of consumer spending include general market conditions, macroeconomic conditions, tax rates, inflation, fluctuations in foreign exchange rates and interest rates, and other factors such as consumer confidence, the availability and cost of consumer credit, levels of unemployment and a reduction in consumer spending or disposable income that may affect us more significantly than companies in other industries and companies with more diversified products.

The majority of our sales occur in U.S. dollars and an increase in the value of the dollar against the Euro and other currencies could negatively impact our results. For example, a strengthening dollar relative to other currencies could increase the real cost to consumers of our products in those markets outside the United States, which could lower sales and/or cause us to reduce our selling price to retailers and distributors in those markets. If global economic conditions are volatile or deteriorate, consumers may delay or reduce purchases of our products resulting in lower consumer demand for our products such that we may not reach our sales targets. Some product costs have become subject to inflationary pressure and we may not be able to fully offset such higher costs through price increases; our inability or failure to offset any such higher costs as necessary could harm our business, financial condition, and operating results. Strengthening or weakening of the U.S. dollar relative to foreign currencies in which we conduct business could impact sales of our products, which could have a material impact on our operating results. For example, in 2022, the Euro, Japanese yen and British pound all experienced declines in value relative to the U.S. dollar, which negatively affected our results of operations during the second, third, and fourth quarter of 2022 when compared to the prior year periods and could continue to negatively impact our results of operations in future periods if the U.S. dollar strengthens relative to foreign currencies.

Our goal to grow revenue and be profitable relies upon our ability to grow unit sales from our GoPro.com channel and our retail partners and distributors.

Our ability to grow revenue and be profitable relies on several factors, including but not limited to, our ability to

successfully implement certain strategic go to market initiatives. We have invested significant resources in our GoPro.com sales channel, and our future growth relies, in part, on our continued ability to attract consumers to this channel, which has and will require significant expenditures in marketing, software development and infrastructure. If we are unable to continue to drive traffic to, and increase sales through our website, our business and results of operations could be harmed.

Retail and distribution partners may perceive themselves to be at a disadvantage based on DTC sales offered through GoPro.com. Due to these and other factors, conflicts with our GoPro.com sales channel could arise and cause retail partners and distributors to divert resources away from the marketing, promotion, and sale of our products. For example, due to increased sales or promotions through GoPro.com, our retailers may decide not to adequately display our products, choose to reduce the space for our products and POP displays in their stores, or choose not to carry some or all of our products or promote competitors' products over ours, and any reduction in sales or decreases in revenue by our current distributors and retailers or loss of key distributors or retailers could adversely affect our revenue, operating results and financial condition.

We may not be able to acquire and retain subscribers at all or at historical rates, which could adversely impact our results of operations and our ability to be profitable.

We have experienced continuous growth in our subscription service over the past several years. Our continued revenue growth and profitability is dependent on our ability to continuously attract and retain subscribers, and we cannot be certain that efforts to do so will be successful. Any changes to our subscription model could have an adverse effect on existing subscribers as well as in attracting new subscribers. There are many factors that could lead to slowing subscriber growth or a decline in subscribers, including a decline in camera sales, attach rates or retention rates, our failure to introduce new features, benefits, products, or services that customers desire, changes to existing products and services that are not favorably received by our customers, or pricing and perceived value of our offerings. A decline in subscribers could have an adverse effect on our business, financial condition, and operating results.

If our sales fall below our forecasts, especially during the holiday season, our overall financial condition and results of operations could be adversely affected.

Seasonal consumer shopping patterns significantly affect our business. We have traditionally experienced greater revenue in the fourth quarter of each year due to demand related to the holiday season, and in some years, including 2022, greater demand associated with the launch of new products heading into the holiday season. Fourth quarter revenue comprised 29%, 34% and 40% of our 2022, 2021 and 2020, revenue, respectively. Given the strong seasonal nature of our sales, appropriate forecasting is critical to our operations. We anticipate that this seasonal impact is likely to continue and any shortfalls in expected fourth quarter revenue due to macroeconomic conditions, the inflationary impact on consumers' share of wallet, product release patterns, declines in the effectiveness of our promotional activities or product mix, charges incurred against new products to support promotional activities for such new products, pricing pressures, supply chain disruptions, shipping delays, or for any other reason, could cause our annual results of operations to suffer significantly.

In addition, we typically experience lower revenue in the first half of the year as a percentage of total revenue for the year, as compared to second half revenue. First half revenue comprised 43%, 39% and 28% of our annual 2022, 2021 and 2020, revenue, respectively.

We rely on third-party suppliers, some of which are sole-source suppliers, to provide services and components for our products which may lead to supply shortages and other services, long lead times for components, and supply changes, any of which could disrupt our supply chain or our operations and may increase our costs.

Our ability to meet customer demand depends, in part, on our ability to obtain timely and adequate delivery of components for our products. We do not have internal manufacturing capabilities and rely on several contract manufacturers, located in China and Thailand, to manufacture our products. All of the components that go into the manufacturing of our cameras and accessories are sourced from third-party suppliers. We do not control our contract manufacturers or suppliers, including their labor, environmental or other practices.

Some of the key components used to manufacture our products come from a limited or single source of supply, or by a supplier that could potentially become a competitor. Our contract manufacturers generally purchase these components on our behalf from approved suppliers. We are subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our products. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantities and delivery schedules and such lead times could increase as a result of shipping disruptions, global conflicts (Ukraine), or other factors. We have in the past experienced and may in the future experience component shortages, and the availability of these components may be unpredictable, including as a result of global conflict and the COVID-19 pandemic.

If we lose access to components from a particular supplier or experience a significant disruption in the supply of products and components from a current supplier, we may be unable to locate alternative suppliers of comparable quality at an acceptable price, or at all, and our business could be materially and adversely affected. In addition, if we experience a significant increase in demand for our products, our suppliers might not have the capacity or elect not to meet our needs as they allocate components to other customers. Developing suitable alternate sources of supply for these components may be time-consuming, difficult and costly, and we may not be able to source these components on terms that are acceptable to us, or at all, which may adversely affect our ability to meet our development requirements or to fill our orders in a timely or cost-effective manner.

We also rely on third-party distribution facilities and logistics operators for substantially all of our product distribution to distributors, retailers, and to consumers. Our distribution facilities include computer controlled and automated equipment, which means their operations may be vulnerable to computer viruses or other security risks, the proper operation of software and hardware, electronic or power interruptions or other system failures.

Our reliance on single source, or a small number of suppliers involves a number of additional risks, including risks related to supplier capacity constraints, component availability, price increases, timely delivery, component quality, failure of a key supplier to remain in business and adjust to market conditions, delays in, or the inability to execute on, a supplier roadmap for components and technologies, and natural disasters, fire, acts of terrorism, global conflicts, pandemics or other catastrophic events.

In particular, for our camera designs we incorporate system on chips, sensors, lens, batteries and memory solutions that critically impact the performance of our products. These components have unique design and performance profiles, and as a result, it is not commercially practical to support multiple sources for these components for our products. For example, we incorporate the GP1 system on chip in MAX as well as our HERO9 and HERO8 Black cameras and the GP2 system on chip in our HERO11 Black, HERO11 Black Mini, HERO10 Black and HERO10 Black Bones cameras and rely on a single supplier as the primary supplier of our system on chips.

Additionally, we rely on third parties to provide software and enterprise services. For example, we host our software applications and firmware upgrades for our cameras using Amazon Web Services (AWS). A prolonged AWS service disruption affecting our subscription products would negatively impact our ability to serve our consumers and could damage our reputation with current and potential consumers, expose us to liability, cause us to lose consumers, or otherwise harm our business. In the event that our AWS service agreements are terminated, or there is a lapse of service, elimination of AWS services or features that we use, interruption of internet service provider connectivity, or damage to such facilities, we could experience interruptions in access to the GoPro or Quik subscription as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our solutions for deployment on a different cloud infrastructure service provider, which could materially adversely affect our business, results of operations and financial condition.

If we do not successfully coordinate or if we encounter issues with our manufacturers, suppliers, or supply chain, business, brand, and results of operations could be harmed and we could lose sales.

Our business requires us to coordinate the manufacture and distribution of our products. The ongoing COVID-19 pandemic and global conflicts have resulted in industry-wide global supply chain challenges, including manufacturing, transportation and logistics. If we do not successfully coordinate with our service providers, we may have insufficient supply of products to meet customer demand, we could lose sales, incur additional costs, and our financial performance may be adversely affected.

The effect of seasonal demand fluctuations on supply chains, transportation costs, fuel costs, labor unrest, natural disasters, global conflicts, regional or global pandemics, and other adverse effects on our ability, timing and cost of delivering products can increase our inventory, decrease our margins, adversely affect our relations with distributors and other customers and otherwise adversely affect our results of operations and financial condition.

Environmental regulations or changes in the supply, demand or available sources of natural resources may affect the availability and cost of goods and services necessary to run our business. We require our contract manufacturers and suppliers to comply with our formal supplier code of conduct and relevant standards and have ongoing audit programs in place to assess our suppliers' compliance with our requirements. We periodically conduct audits of our contract manufacturers' and suppliers' compliance with our code of conduct, applicable laws and good industry practices. However, these audits may not be frequent or thorough enough to detect non-compliance. Deliberate violations of labor, environmental or other laws by our contract manufacturers or suppliers, or a failure of these parties to follow ethical business practices, could lead to negative publicity and harm our reputation or brand.

As a company engaged in manufacturing and distribution, we are subject to the risks inherent in such activities, including disruptions or delays in supply chain. During the course of the ongoing COVID-19 pandemic and as a result of governmental responses to the COVID-19 pandemic among other macroeconomic factors, certain of our suppliers and manufacturers have experienced disruptions, resulting in supply shortages and costs increases, staffing shortages, manufacturing facility closures, and similar disruptions could occur in the future. Any increases in the costs of goods and services for our business may also adversely affect our profit margins particularly if we are unable to achieve higher price increases or otherwise increase cost or operational efficiencies to offset the higher costs.

Our future growth depends, in part, on further penetrating our total addressable market, and we may not be successful in doing so.

Historically, the majority of our growth has been fueled by the adoption of our products by people looking to self-capture images of themselves participating in exciting physical activities and our subscription products to help those people create compelling edits to share with friends, family and followers. We believe that our future growth depends on continuing to reach and expand our core community of customers of our products and services, followers and fans, and then utilizing that energized community as brand ambassadors to an extended community.

We may not be able to expand our software and services offerings and cannot be certain that these efforts will be successful, and as a result, we may not be able to increase our total addressable market, revenue or operating profit. We may not be able to expand our market, revenue and gross margin through this strategy on a timely basis, or at all, or recognize the benefits of our investments in this strategy, and we may not be successful in providing tools that our users adopt or believe are easy to use, which will negatively affect our future growth.

Our growth also depends on expanding the market with new capture perspectives with our 360-degree camera, MAX, our FPV (first person view) lightweight camera HERO10 Black Bones, and our all-in-one vlogging and filmmaking offering, HERO11 Black Creator Edition, which are initiatives in highly competitive markets, and by adding versatility to our products with expansion mods for HERO11 Black, HERO10 Black, and HERO9 Black. We cannot be assured that we will be successful in expanding the market with new capture perspectives or by adding new versatility to our products. If we are not successful in penetrating additional markets, we might not be able to grow our revenue and we may not recognize benefits from our investment in new areas.

To remain competitive and stimulate consumer demand, we must effectively manage product introductions, product transitions, product pricing and marketing.

We believe that we must continually develop and introduce new products, enhance our existing products, anticipate consumer preferences, and effectively stimulate consumer demand for new and upgraded products and services to maintain or increase our revenue. Our products and services are subject to changing consumer preferences that cannot be predicted with certainty and development lead times may make it more difficult for us to respond rapidly to new or changing consumer preferences. The markets for our products and services are characterized by intense competition, evolving distribution models, disruptive technology developments, short product life cycles, customer price sensitivity and frequent product introductions. Additionally, increasing concern

over climate change could also result in shifting customer preferences with respect to our products, including reduced demand for our products and services based on their environmental impact, such as recyclability of components or packaging and energy usage required to develop and manufacture our products.

The success of new product introductions, such as the HERO11 Black, HERO11 Black Creator Edition HERO11 Black Mini, and HERO10 Black Bones depends on a number of factors including, but not limited to, timely and successful research and development of next generation systems, pricing, market and consumer acceptance, the ability to successfully identify and originate product trends, effective forecasting and management of product demand, purchase commitments and inventory levels, availability of products in appropriate quantities to meet anticipated demand, ability to obtain timely and adequate delivery of components for our new products from third-party suppliers, management of any changes in major component suppliers, management of manufacturing and supply costs, management of risks and delays associated with new product design and production ramp-up issues, and the risk that new products may have quality issues or other defects or bugs in the early stages of introduction including testing of new parts and features.

Our research and development efforts are complex and require us to incur substantial expenses to support the development of our next generation cameras, editing applications and other products and services. Our research and development expenses were $139.9 million, $141.5 million, $131.6 million for 2022, 2021 and 2020, respectively and we expect that our research and development expenses will continue to be substantial in 2023 as we develop innovative technologies. Unanticipated problems in developing products could divert substantial resources, which may impair our ability to develop new products and enhancements of existing products, and could further increase our costs. We may not be able to achieve an acceptable return, if any, on our research and development efforts, and our business may be adversely affected. As we continually seek to enhance our products, we will incur additional costs to incorporate new or revised features. We might not be able to, or determine that it is not in our interests to, raise prices to compensate for any additional costs.

Additionally, as a result of the macroeconomic environment, we may not be able to accurately forecast consumer demand and inventory requirements and appropriately manage inventory to meet demand. For example, inflationary pressures may have an impact on consumers' share of wallet or our ability to raise prices. With respect to management and supply costs, we may be impacted by heightened demand for specialty memory, components and batteries that are not supported by our manufacturing partners. Such supply shortages may affect our ability to manage appropriate supply levels of our products and pricing pressures may negatively affect our gross margins.

In addition, the introduction or announcement of new products or product enhancements may shorten the life cycle of our existing products or reduce demand for our current products, thereby offsetting any benefits of successful product introductions and potentially lead to challenges in managing inventory of existing products.

Additionally, our brand and product marketing efforts are critical to stimulating consumer demand. We market our products globally through a range of advertising and promotional programs and campaigns, including social media. If we do not successfully market our products or plan the right promotions for the right products at the right time, the lack of success or increased costs of promotional programs could have an adverse effect on our business, financial condition and results of operations.

We depend on sales of our cameras, mounts and accessories for substantially all of our revenue, and any decrease in the sales or change in sales mix of these products could harm our business.

We expect to derive the majority of our revenue from sales of cameras, mounts and accessories for the foreseeable future and an increasing amount of revenue attributable from our software and services. A decline in the price or unit demand for these products, whether due to a strategic shift in sales channel strategy and macroeconomic conditions, including variable tariff rates, competition or otherwise, or our inability to increase sales of higher price point products, would harm our business and operating results more seriously than it would if we derived significant revenue from a variety of product lines and services. In particular, a decline in the price or unit demand of our HERO camera line or MAX camera, or our inability to increase sales of these products, could materially harm our business and operating results. Further, any delays or issues with our new product launches could have a material adverse effect on our business, financial condition and results of operations.

We face substantial risks related to inventory, purchase commitments and long-lived assets, and we could incur material charges related to these items that adversely affect our operating results.

To ensure adequate inventory supply and meet the demands of our retailers and distributors, we must forecast inventory needs and place orders with our contract manufacturers and component suppliers based on our estimates of future demand for particular products as well as accurately track the level of product inventory in the channel to ensure we are not in an over or under supply situation. To the extent we discontinue the manufacturing and sales of any products or services, we must manage the inventory liquidation, supplier commitments and customer expectations.

No assurance can be given that we will not incur additional charges in future periods related to our inventory management or that we will not underestimate or overestimate forecasted sales in a future period. Our ability to accurately forecast demand for our products is affected by many factors, including product introductions by us and our competitors, channel inventory levels, unanticipated changes in general market demand, macroeconomic conditions, including inflation or recession, and consumer confidence. If we do not accurately forecast customer demand for our products, we may in future periods be unable to meet consumer, retailer or distributor demand for our products, or may be required to incur higher costs to secure the necessary production capacity and components, and our business and operating results could be adversely affected.

Security and data breaches and cyberattacks could disrupt our web platform, products, services, internal operations, information technology systems, or those of our strategic partners, and any such disruption could reduce our expected revenue, increase our expenses, damage our reputation, and cause our stock price to decline significantly.

We are increasingly dependent on information systems to process transactions, manage our supply chain and inventory, ship goods on a timely basis, maintain cost-efficient operations, complete timely and accurate financial reporting, operate GoPro.com and respond to customer inquiries. Cyber-attacks may threaten our information systems and are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Despite the implementation of security measures designed to protect against such threats, our information technology systems, and those of our strategic partners and third parties on whom we rely, are vulnerable to cyber-attacks, security breaches, computer viruses damage, unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failures.

Our products, services and operating systems may contain unknown security vulnerabilities. For example, the firmware and software that are installed on our products may be susceptible to hacking or misuse, or we may experience disruptions to our GoPro.com platform. In addition, we offer a comprehensive online cloud management service through our GoPro subscription. If malicious actors compromise our products and services, including without limitation hacking or breach of such products and services, our business and our reputation will be harmed.

In the ordinary course of our business, we electronically maintain sensitive data, including intellectual property, our proprietary business information and that of our customers and suppliers, and personally identifiable information of our customers and employees. We store and collect user data uploaded by users through the GoPro cloud, mobile and desktop apps and through certain marketing activities. For all of the foregoing, we collect and store that information in our or our third-party providers' systems. These systems may be targets of attacks, malware, viruses or phishing attempts by cyber criminals or other wrongdoers seeking to steal our users' content or data, or our customer's information for financial gain or to harm our business operations or reputation.

Any security breach, unauthorized access or usage, or similar breach or disruption of our systems, or the systems of third parties on which we rely including web hosting services, billing and payment processing, or software could result in a disruption to our business or the loss of confidential information, costly investigations, remediation efforts and costly notification to affected consumers. If such content were accessed by unauthorized third parties or deleted inadvertently by us or third parties, our brand and reputation could be adversely affected. Cyberattacks could also adversely affect our operating results, consume internal resources and result in litigation or potential liability for us and otherwise harm our business and our reputation.

While we maintain industry standard cybersecurity insurance, our insurance may be insufficient for a particular incident or may not cover all liabilities incurred by any such attacks. We also cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, litigation to pursue claims under our insurance policies or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, or denials of coverage, could have a material adverse effect on our business, reputation, operating results and financial condition. The increase in remote working may also result in heightened risks related to consumer privacy, network security and fraud. System disruptions, failures and slowdowns, whether caused by cyberattacks, update failures or other causes, could affect our financial systems and operations. This could cause delays in our supply chain or cause information, including data related to customer orders, to be lost or delayed which could result in delays in the delivery of merchandise to our stores and customers or lost sales, especially if the disruption or slowdown occurred during our quarters of peak demand.

Our international operations account for a significant portion of our revenue and operating expenses and are subject to challenges and risks.

Revenue from outside the United States comprised 59%, 55% and 52% of our revenue in 2022, 2021 and 2020, respectively, and we expect international revenue to continue to be significant in the future. Further, we currently have foreign operations in China, France, Germany, Hong Kong, Japan, Netherlands, Philippines, Romania, United Kingdom and a number of other countries in Europe and Asia. Operating in foreign countries requires significant resources and considerable management attention, and we may enter new geographic markets where we have limited or no experience in marketing, selling, and deploying our products. International expansion has required and will continue to require us to invest significant funds and other resources and we cannot be assured our efforts will be successful. International sales and operations may be subject to risks such as:

- difficulties in staffing and managing foreign operations;
- burdens of complying with a wide variety of laws and regulations, including environmental, packaging and labeling;
- delays or disruptions in our supply chain;
- adverse tax effects and foreign exchange controls making it difficult to repatriate earnings and cash;
- changes to the taxation of undistributed foreign earnings;
- the effect of foreign currency exchange rates and interest rates, including any fluctuations caused by, inflation, recessionary concerns or the strengthening of the U.S. dollar relative to the foreign currencies in which we conduct business;
- political, economic instability, or social unrest in a specific country or region in which we operate, including, for example, the effects of Brexit, which could have an adverse impact on our operations in that location;
- organized crime activity;
- terrorist activities, acts of war, natural disasters, and pandemics, including the COVID-19 pandemic;
- wars and global conflicts, including the war in Ukraine;
- quarantines or other disruptions to our operations resulting from pandemics or other widespread public health problems;
- trade restrictions;
- the effects of climate change;
- differing employment practices and laws and labor disruptions;
- the imposition of government controls;

- lesser degrees of intellectual property protection;

- tariffs and customs duties and the classifications of our goods by applicable governmental bodies;

- a legal system subject to undue influence or corruption; and

- a business culture in which illegal sales practices may be prevalent.

The occurrence of any of these risks could negatively affect our international business and consequently our business, operating results and financial condition.

We depend on key personnel and qualified personnel to operate our business. If we are unable to attract, engage and retain qualified personnel, our ability to develop, transform and successfully operate our business could be harmed.

We believe that our future success is highly dependent on the contributions of our CEO and our executive officers, as well as our ability to attract and retain highly skilled and experienced research and development and other personnel in the United States and abroad. All of our employees, including our executive officers, are free to terminate their employment relationship with us at any time, and their knowledge of our business and industry may be difficult to replace.

We have implemented global reductions-in-force and restructuring actions to reduce our operating expenses. Our past restructuring actions and any future restructuring actions could have an adverse effect on our business as a result of decreases in employee morale and the failure to meet operational targets due to the loss of employees. If key employees leave, we may not be able to fully integrate new personnel or replicate the prior working relationships, and our operations could suffer as a result.

Qualified individuals are in high demand, and we may incur significant costs to attract and retain them including circumstances beyond our control, including increased wages due to inflation, increasing competition among employers in the prevailing labor market, and labor market constraints. We have limited control over these factors. Competition for qualified personnel is intense generally and particularly in the San Francisco Bay Area, where our headquarters are located. In particular, we compete with many other companies for skilled positions and we may not be successful in attracting and retaining the professionals we need. While we utilize competitive salary, bonus and long-term incentive packages to recruit new employees, many of the companies with which we compete for experienced personnel also have greater resources to do so.

We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Additionally, the shift to a work from home environment may impact our ability to attract and retain our highly skilled employees.

Further, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Fluctuations in the price of our Class A common stock may make it more difficult or costly to use equity compensation to motivate, incentivize and retain our employees. For example, during 2022, our closing stock price ranged from a high of $10.91 in the first quarter to a low of $4.76 in the fourth quarter. If we are unable to attract and retain highly skilled personnel, we may not be able to achieve our strategic objectives, and our business, financial condition and operating results could be adversely affected.

Our gross margin can vary significantly depending on multiple factors, which can result in unanticipated fluctuations in our operating results.

Our gross margin can vary due to consumer demand, competition, product pricing, product lifecycle, product mix, new product introductions, GoPro.com sales mix, subscription activation, renewals, and cancellations, commodity costs, supply chain, logistics costs and shipping costs, currency exchange rates, trade policy and tariffs, and the complexity and functionality of new product innovations and other factors. For example, our gross margin was 37.2%, 41.1% and 35.3% for 2022, 2021 and 2020, respectively. In particular, if we are not able to introduce new products in a timely manner at the product cost we expect, or if consumer demand for our products is less than we anticipate, or if cancellation rates for GoPro subscriptions are higher than expected or if there are product pricing, marketing and other initiatives by our competitors to which we need to react or that are initiated by us to drive sales that lower our margins, then our overall gross margin will be less than we project.

As we innovate with new products, we may have lower gross margins that do not deliver a sufficient return on investment. In addition, depending on competition or consumer preferences, we may face higher up-front investments in development to compete or market our products, and increased inventory write-offs. If we are unable to offset these potentially lower margins by enhancing the margins in our product categories, our profitability may be adversely affected.

The impact of these factors on gross margin can create unanticipated fluctuations in our operating results, which may cause volatility in the price of our shares.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can. New entrants also enter the digital imaging market category from time-to-time. These market factors could result in a loss of our market share and a decrease in our revenue and profitability.

The digital imaging market is highly competitive. Further, competition has intensified in digital imaging as new market entrants and existing competitors have introduced new products and more competitive offerings into our markets. Increased competition, tariffs, and changing consumer preferences may result in pricing pressures, reduced profit margins and may impede our ability to continue to increase the sales of our products or cause us to lose market share, any of which could substantially harm our business and results of operations.

We compete against established, well-known camera manufacturers such as Canon Inc. and Nikon Corporation, as well as large, diversified electronics companies such as Samsung Electronics Co. and Sony Corporation, and specialty companies such as Garmin Ltd., the Ricoh Company, Ltd., Shenzhen Arashi Vision Co., Ltd. and SZ DJI Technology Co., Ltd. Many of our competitors have substantial market share, diversified product lines, well-established supply and distribution systems, strong worldwide brand recognition and greater financial, marketing, research and development and other resources than we do. Additionally, many of our existing and potential competitors enjoy substantial competitive advantages, such as longer operating histories; the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products; broader distribution and established relationships with channel partners or vertically integrated business units; access to larger established customer bases; greater resources to make acquisitions; larger intellectual property portfolios; and the ability to bundle competitive offerings with other products and services. Further, new companies may emerge and offer competitive products directly in our category. Certain companies have developed cameras designed and packaged to appear similar to our products, which may confuse consumers or distract consumers from purchasing GoPro products.

Moreover, smartphones and tablets with photo and video functionality have significantly displaced the market for traditional cameras, and the makers of those devices also have mobile and other content editing applications and storage for content captured with those devices. Our software application, and GoPro and Quik subscription products may not be as compelling as those offered by other companies, such as Apple, Adobe or Google, although the Quik application supports content from other platforms including content from iOS and Android. Manufacturers of smartphones and tablets, such as Apple, Google and Samsung may continue to design their products for use in a range of conditions similar to our products, including challenging physical environments and waterproof capabilities, or develop products with features similar to ours. We rely in part on application marketplaces, such as the Apple App Store and Google Play, to distribute our mobile and desktop apps. Apple and Google may raise commissions, change or modify rules or functionality for apps on the marketplaces, or make access to our apps more difficult, which could adversely impact our business and results of operations.

Adverse changes to trade agreements, trade policies, tariffs and import/export regulations may have a negative effect on our business and results of operations.

The United States and other countries in which our products are produced or sold internationally have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty, tariff levels, or export or other licensing requirements. Countries impose, modify and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. Trade restrictions, including tariffs, quotas, embargoes, safeguards and customs restrictions, could increase the cost or reduce the supply of products, including components and materials,

available to us or may require us to modify our supply chain organization or other current business practices, any of which could harm our business, financial condition and results of operations. We are dependent on international trade agreements and regulations. If the United States were to withdraw from or materially modify certain international trade agreements, our business and operating results could be materially and adversely affected.

We do not have internal manufacturing capabilities and rely on several contract manufacturers, including component vendors, located in China, Thailand and in other countries to manufacture our products. Our contract manufacturer locations expose us to risks associated with doing business globally, including risks related to changes in tariffs or other export and import restrictions, and increased security costs. Additionally, the current United States administration continues to signal that it may continue to alter global trade agreements and terms. For example, the United States imposed additional tariffs on imports from China and continues to potentially impose other restrictions on exports from China to the United States. Any announcement by the USTR to impose tariffs on GoPro cameras could have a material adverse effect on our United States bound production, business and results of our United States operations. If these duties are imposed on our cameras, we may be required to raise our prices, which may result in the loss of customers and harm our business and results of operations, or we may choose to pay for these tariffs without raising prices which may negatively impact our results of operations and profitability. Sales of our products in China are material to our business and represent a significant portion of our revenue. This revenue stream from China is at risk in the event China imposes retaliatory tariffs impacting in-bound sales of our products or imposes any other export restrictions on our products.

We continue to monitor manufacturing capabilities outside of China and currently manufacture certain cameras in Thailand to mitigate risks of additional tariffs, duties or other restrictions on our products destined for the United States and may choose to transition more manufacturing outside of China.

If we fail to manage our operating expenses effectively, our financial performance may suffer.

Our success will depend in part upon our ability to manage our operating expenses, including but not limited to our cash management, effectively. We generated positive operating income for the full year of 2022 and 2021, though we incurred significant operating losses in 2020. As of December 31, 2022, we had an accumulated deficit of $196.1 million. We have implemented global reductions-in-force and other restructuring actions to reduce our operating expenses. We may not realize the cost savings expected from cost reduction actions.

We will need to continue to maintain and improve our operational, financial and management controls, reporting processes and procedures, and financial and business information systems. We are also investing in areas we believe will grow revenue and our operating expenses might increase as a result of these investments. If we are unable to operate efficiently and manage our costs, we may continue to incur significant losses in the future and may not be able to maintain or achieve profitability.

A small number of retailers and distributors account for a substantial portion of our revenue, and if our relationships with any of these retailers or distributors were to be terminated or the level of business with them significantly reduced, our business could be harmed.

Our ten largest third-party customers, measured by the revenue we derive from them, accounted for 41%, 46% and 44% of our revenue in 2022, 2021 and 2020, respectively. One retailer accounted for 8%, 11% and 10% of our revenue for 2022, 2021 and 2020, respectively. The loss of a small number of our large customers, or the reduction in business with one or more of our large customers, could have a significant adverse effect on our operating results. In addition, we may choose to temporarily or permanently stop shipping product to customers who do not follow the policies and guidelines in our sales agreements, which could have a material negative effect on our revenues and operating results. Our sales agreements with these large customers do not require them to purchase any meaningful amount of our products annually and we grant limited rights to return product to some of these large customers.

Our success depends on our ability to maintain the value and reputation of our brand.

Our success depends on the value and reputation of our brand, including our primary trademarks "GOPRO," "HERO," and the GoPro logos. The GoPro brand is integral to the growth of our business and expansion into new markets. Maintaining, promoting and positioning our brand will largely depend on the success of our marketing

and merchandising efforts, including through establishing relationships with high profile sporting and entertainment events, venues, sports leagues and sports associations, athletes and celebrity personalities, our ability to provide consistent, high quality products and services, and our consumers' satisfaction with the technical support and software updates we provide, each of which requires significant expenditures. Failure to grow and maintain our brand, launch new products on schedule and free of defects or negative publicity related to our products, our consumers' user-generated content, the athletes we sponsor, the celebrities we are associated with, or the labor policies of any of our suppliers or manufacturers could adversely affect our brand, business and operating results. Maintaining and enhancing our brand also requires substantial financial investments, although there is no guarantee that these investments will increase sales of our products or positively affect our operating results.

Consumers may be injured while engaging in activities with our products, and we may be exposed to claims, or regulations could be imposed, which could adversely affect our brand, operating results and financial condition.

Consumers use our cameras, and their associated mounts and accessories to self-capture their participation in a wide variety of physical activities, including extreme sports, which in many cases carry the risk of significant injury or death. We may be subject to claims that users have been injured or harmed by or while using our products, including false claims or erroneous reports relating to safety, security or privacy issues. Although we maintain insurance to help protect us from the risk of such claims, such insurance may not be sufficient or may not apply to all situations. Similarly, proprietors of establishments at which consumers engage in challenging physical activities could seek to ban the use of our products in their facilities to limit their own liability. In addition, if lawmakers or governmental agencies were to determine that the use of our products increased the risk of injury or harm to all or a subset of our users or should otherwise be restricted to protect consumers, they may pass laws or adopt regulations that limit the use of our products or increase our liability associated with the use of our products. Any of these events could adversely affect our brand, operating results and financial condition.

We may be subject to warranty claims that could result in significant direct or indirect costs, or we could experience greater returns from retailers and customers than expected, which could harm our business and operating results.

We generally provide a 12-month warranty on all of our cameras, except in the European Union, where we provide a two-year warranty. For certain mounts and accessories, where permitted, we provide a lifetime or limited lifetime warranty. The occurrence of any material defects in our products could make us liable for damages and warranty claims in excess of our current reserves. In addition, we could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality and safety of our products could affect our brand image, decrease retailer, distributor and consumer confidence and demand, and adversely affect our operating results and financial condition. Additionally, if defects are not discovered until after consumers purchase our products, they could lose confidence in the technical attributes of our products and our business could be harmed. Also, while our warranty is limited to repairs or returns and replacement, warranty claims may result in litigation, the occurrence of which could adversely affect our business and operating results. Based on our historical experience with our camera products, we have an established methodology for estimating warranty liabilities with respect to cameras and accessories; however, this methodology may not accurately predict future rates of warranty claims.

We may grow our business in part through acquisitions, joint ventures, investments and partnerships, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results.

We have completed several acquisitions and may evaluate additional acquisitions of, or strategic investments in, other companies, products or technologies that we believe are complementary to our business. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may be subject to third-party or government approvals, which are beyond our control. Consequently, we can make no assurance that these transactions, once undertaken and announced, will close.

If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by users or investors. In addition, if we encounter

difficulties assimilating or integrating the businesses, technologies, products, personnel, or operations of acquired companies, particularly if the key personnel of the acquired business choose not to work for us, or we have difficulty retaining the customers of any acquired business, the revenue and operating results of the combined company could be adversely affected. Acquisitions may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses and adversely affect our business, financial condition, operating results and cash flows. In addition, our original estimates and assumptions used in assessing any transaction may be inaccurate, including estimates of accounting charges. We have recorded significant goodwill and intangible assets in connection with our acquisitions, and in the future, if our acquisitions do not yield expected revenue, we may be required to take material impairment charges that could adversely affect our results of operations.

We may have to pay cash, incur debt or issue equity securities to enter into any such acquisition, joint venture, strategic alliances or partnership, which could affect our financial condition or the value of our capital stock. Furthermore, acquisitions may require large one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, additional stock-based compensation expense and the recording and subsequent amortization or impairments of amounts related to certain purchased intangible assets, any of which could negatively affect our future results of operations. We cannot assure investors that the anticipated benefits of any acquisition or investment will be realized.

The ongoing COVID-19 outbreak has had a material impact on the United States and global economies and could have a material adverse impact on our employees, suppliers, customers and end consumers, which could adversely and materially impact our business, financial condition and results of operations.

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus, COVID-19, a pandemic and public health emergency of international concern. The global COVID-19 pandemic continues to evolve and the impact of new variants, increase in cases, or new government regulations is uncertain.

As a result of the COVID-19 pandemic, we accelerated a shift in our sales channel strategy to focus more on direct-to-consumer sales through GoPro.com, and implemented the 2020 Restructuring Plan to realign our workforce to areas of growth combined with certain cost saving measures which reduced our operating expenses in 2020 as a result of a 20% reduction of our global workforce and the consolidation of certain leased office facilities.

The pandemic may adversely affect our customers, our employees and our employee productivity. It may also impact the ability of our contract manufacturers, vendors and suppliers to operate and fulfill their contractual obligations, and result in an increase in costs, tariffs, delays or disruptions in performance. These supply chain effects, the direct effect of the virus and the disruption on our employees and operations, may negatively impact both our ability to meet customer demand and our revenue and profit margins. We might experience changes in consumer demand due to travel restrictions or economic instability and uncertainty. Additionally, the pandemic's impact on local and global economies could materially impact consumer purchases of discretionary items, such as our products, which tend to decline during recessionary periods when disposable income is lower or during other periods of economic instability or uncertainty and may slow our growth more than we anticipate. Both the health and economic aspects of the continued COVID-19 pandemic are highly fluid, and the future course of each is uncertain and subject to change.

Catastrophic events or political instability could disrupt and cause harm to our business.

Our headquarters are located in the San Francisco Bay Area of California, an area susceptible to earthquakes. A major earthquake or other natural disaster, fire, threat of fire, act of terrorism, public health issues or other catastrophic event in California or elsewhere that results in the destruction or disruption of any of our critical business operations or information technology systems could severely affect our ability to conduct normal business operations and, as a result, our future operating results could be harmed. Our key manufacturing, supply and distribution partners have global operations including China, Thailand, Hong Kong, Japan, Mexico, Netherlands, Singapore, Taiwan and the United States. Political instability, global conflicts, public health issues or other catastrophic events in any of those countries including as a result of climate change, could adversely affect our business in the future, our financial condition and operating results.

Our aspirations and disclosures related to environmental, social and governance (ESG) matters expose us to risks that could adversely affect our reputation and performance.

We have published our inaugural Sustainability Report which highlights our efforts to address the environmental impact on the use of materials in our consumer packaging, our commitment to focus on strategic recruiting practices to serve as the foundation for our diverse workforce, and to continue to maintain legal and ethical business practices. These statements reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Our ability to achieve any ESG objective is subject to numerous risks, many of which are outside of our control. Examples of such risks include the evolving consumer protection laws applicable to ESG matters and the availability of materials and suppliers that can meet our sustainability and other ESG goals.

Standards for tracking and reporting ESG matters continue to evolve. Our selection of voluntary disclosure frameworks and standards, and the interpretation or application of those frameworks and standards, may change from time to time or differ from those of others. Methodologies for reporting ESG data may be updated and previously reported ESG data may be adjusted to reflect improvement in availability and quality of third-party data, changing assumptions, changes in the nature and scope of our operations and other changes in circumstances. Our processes and controls for reporting ESG matters across our operations and supply chain are evolving along with multiple disparate standards for identifying, measuring, and reporting ESG metrics, including ESG-related disclosures that may be required by the SEC and other regulators, and such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future.

Risks related to our Intellectual Property and technology licenses

Our intellectual property and proprietary rights may not adequately protect our products and services, and our business may suffer if third parties infringe our rights.

We own patents, trademarks, copyrights, trade secrets, and other intellectual property (collectively "intellectual property") related to aspects of our products, software, services and designs. Our commercial success may depend in part on our ability to obtain, maintain and protect these rights in the United States and abroad.

We regularly file patent applications to protect innovations arising from our research, development and design as we deem appropriate. We may fail to apply for patents on important products, services, technologies or designs in a timely fashion, or at all. We may not have sufficient intellectual property rights in all countries where unauthorized third-party copying or use of our proprietary technology occurs and the scope of our intellectual property might be more limited in certain countries. Our existing and future patents may not be sufficient to protect our products, services, technologies or designs and/or may not prevent others from developing competing products, services, technologies or designs. We cannot predict the validity and enforceability of our patents and other intellectual property with certainty.

We have registered, applied to register, and/or used certain of our trademarks in several jurisdictions worldwide. In some of those jurisdictions, third-party registrations, filings, or common law use exist for the same, similar or otherwise related products or services, which could block the registration of or ability to use our marks. Even if we are able to register our marks, competitors may adopt or file similar marks to ours, seek to cancel our trademark registrations, register domain names that mimic or incorporate our marks, or otherwise infringe upon or harm our trademark rights. Although we police our trademark rights carefully, there can be no assurance that we are aware of all third-party uses or that we will prevail in enforcing our rights in all such instances. Any of these negative outcomes could affect the strength, value and effectiveness of our brand, as well as our ability to market our products.

We have also registered domain names for websites, or URLs, that we use in our business, such as GoPro.com, as well as social media handles. If we are unable to protect our domain names or social media handles, our brand, business, and operating results could be adversely affected. Domain names or social media handles similar to ours have already been registered in the United States and elsewhere, and we may not be able to prevent third parties from acquiring and using domain names or social media handles that infringe, are similar to, or otherwise decrease the value of, our trademarks. In addition, we might not be able to, or may choose not to,

acquire or maintain trademark registrations, domain names, social media handles or other related rights in certain jurisdictions.

Unauthorized third parties may try to copy or reverse engineer our products, infringe upon or misappropriate our intellectual property, or otherwise gain access to our technology. We may discover unauthorized products in the marketplace that are knock-offs, infringements or counterfeit reproductions of our products. If we are unable to stop producers or sellers of infringing or counterfeit products, sales of these products could adversely impact our brand and business.

Litigation may be necessary to enforce our intellectual property rights. Initiating infringement proceedings against third parties can be expensive, take significant time, and divert management's attention from other business concerns. We may not prevail in litigation to enforce our intellectual property against unauthorized use.

We have been, and in the future may be, subject to intellectual property and proprietary rights claims from third parties, and may be sued by third parties for alleged infringement.

Third parties, including competitors and non-practicing entities, have made allegations of and brought intellectual property infringement, misappropriation, and other intellectual property rights claims against us, including the matter described in Note 9 Commitments, contingencies and guarantees in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K. While we will defend ourselves vigorously against any such existing and future legal proceedings, the effort and expense to support such disputes and litigation is considerable and we may not prevail or obtain favorable outcomes against all such allegations, including in the matter described in Note 9 Commitments, contingencies and guarantees in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K.

We may seek licenses from third parties where appropriate, but they could refuse to grant us a license or demand commercially unreasonable terms. Further, an adverse ruling in an infringement proceeding could force us to suspend or permanently cease the production or sale of products/services, face a temporary or permanent injunction, redesign our products/services, rebrand our products/services, pay significant settlement costs, pay third-party license fees or damage awards or give up some of our intellectual property. The occurrence of any of these events may materially and adversely affect our business, financial condition, operating results or cash flows.

If we are unable to maintain, license, or acquire rights to include intellectual property owned by others in the products, services or content distributed by us, our marketing, sales or future business strategy could be affected or we could be subject to lawsuits relating to our use of this content.

The distribution of GoPro content helps to market our brand, products, services, and software. If we cannot continue to acquire rights to distribute user-generated content or to use and distribute music, athlete and celebrity names and likenesses or other content for our original productions or third-party entertainment distribution channels or for our software products, our marketing efforts could be diminished, our sales could be harmed and our future content strategy could be adversely affected. In addition, third-party content providers or owners may allege that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use of or otherwise alter our business practices on a timely basis in response to claims of infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business may be adversely affected. As a user and distributor of content, we face potential liability for rights of publicity and privacy, as well as copyright, or trademark infringement or other claims based on the nature and content of materials that we distribute. If we are found to violate such third-party rights, then our business may suffer.

We use open source software in our platform that may subject our technology to general release or require us to re-engineer our solutions, which may harm our business.

We use open source software in connection with our products and services. From time to time, companies that incorporate open source software into their products or services have faced claims challenging the ownership of open source software and/or compliance with open source license terms. Therefore, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute or make available open source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code on unfavorable terms or at no cost. While we monitor our

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use of open source software and try to ensure that none is used in a manner that would require us to disclose the source code or that would otherwise breach the terms of an open source agreement, such use could nevertheless occur and we may be required to publicly release our proprietary source code, pay damages for breach of contract, re-engineer our applications, discontinue sales in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, financial condition or operating results.

Risks related to regulatory compliance

We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and our actual or perceived failure to comply with such obligations could adversely affect our business and operating results.

Personal privacy, data protection and information security are significant issues in the United States and the other jurisdictions where we offer our products and services. The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, including the United States Federal Trade Commission (FTC) and various state, local and foreign regulators and agencies. Our agreements with certain customers and business partners may also subject us to certain requirements related to our processing of personal information, including obligations to use industry-standard or reasonable security measures to safeguard personal information.

The United States and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use and storage of personal information of individuals, including end-customers and employees. In the United States, the FTC and many state attorneys general are applying federal and state consumer protection laws to the online collection, use, processing, storage, deletion and dissemination of personal information. Further, all states have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving personal information.

We also expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact of such future laws, regulations and standards may have on our business. We expect that existing laws, regulations and standards may even be interpreted differently in the future. For example, California implemented the California Privacy Rights Act, or the "CPRA" which will be effective on July 1, 2023 and will amend the existing California Consumer Privacy Act. Additionally, comparable consumer privacy laws are set to take effect in 2023 in other several states. Failure to comply with these new state regulations may result in significant civil penalties, injunctive relief, or statutory or actual damages. Complying with this new privacy legislation may result in additional costs and expenses.

Additionally, many foreign countries and governmental bodies, including Australia, the European Union (EU), India, Japan and numerous other jurisdictions in which we operate or conduct our business, have laws and regulations concerning the collection, use, processing, storage and deletion of personal information obtained from their residents or by businesses operating within their jurisdiction. These laws and regulations often are more restrictive than those in the United States.

For example, in the EU, the General Data Protection Regulation (GDPR) imposes more stringent EU data protection requirements, provides an enforcement authority, and imposes large penalties for noncompliance. If we fail to comply with the GDPR or if regulators assert that we have failed to comply with the GDPR, we may be subject to fines of up to 4% of our worldwide annual revenue.

Among other requirements, the GDPR regulates transfers of personal data outside of the EU to countries that have not been found to provide adequate protection to personal data, including the United States, requiring that certain steps are taken to legitimize those transfers. We have undertaken certain efforts to conform transfers of personal data from the EU to the United States and other jurisdictions based on our understanding of current regulatory obligations and the guidance of data protection authorities. Despite this, we may be unsuccessful in establishing or maintaining conforming means of transferring such data from the European Economic Area, or EEA, particularly as a result of continued legal and legislative activity within the EU that has challenged or called

into question the legal basis for existing means of data transfers to countries that have not been found to provide adequate protection for personal data.

Further, the United Kingdom (U.K.) exited the EU on January 31, 2020 (also known as "Brexit"), which resulted in additional regulation of data protection in the U.K. that may continue to lead to further legislative and regulatory changes. In response to Brexit, the U.K. implemented the Data Protection Act that contains provisions that substantially implements the GDPR, including its own derogations for how GDPR is applied in the U.K., with penalties for noncompliance of up to the greater of £17.5 million (€20 million) or four percent of worldwide revenues. These changes have and may continue to lead to additional costs as we try to ensure compliance with new privacy legislation and will increase our overall risk exposure.

In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. It is possible that if our practices are not consistent, or are viewed as not consistent, with legal and regulatory requirements, including changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, loss of export privileges, or severe criminal or civil sanctions, all of which may have a material adverse effect on our business, operating results, reputation, and financial condition. One example of such a self-regulatory standard is the Payment Card Industry Data Security Standard, or PCI DSS, which relates to the processing of payment card information. In the event we are required to comply with the PCI DSS but fail to do so, fines and other penalties could result, and we may suffer reputational harm and damage to our business.

Future laws, regulations, standards and other obligations, as well as changes in the interpretation of existing laws, regulations, standards and other obligations could impair our ability to collect, use or disclose information relating to individuals, which could decrease demand for our products, require us to restrict our business operations, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue.

Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business and operating results.

We could be adversely affected by violations of the United States Foreign Corrupt Practices Act, the United Kingdom Bribery Act or similar anti-bribery laws in other jurisdictions in which we operate.

The global nature of our business and the significance of our international revenue create various domestic and local regulatory challenges and subject us to risks associated with our international operations. The United States Foreign Corrupt Practices Act, or FCPA, the United Kingdom Bribery Act 2010, or the U.K. Bribery Act, and similar anti-bribery and anti-corruption laws in other jurisdictions generally prohibit United States based companies and their intermediaries from making improper payments to non-United States officials for the purpose of obtaining or retaining business, directing business to another, or securing an advantage. In addition, United States public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. Under the FCPA, United States companies may be held liable for the corrupt actions taken by directors, officers, employees, agents, or other strategic or local partners or representatives. As such, if we or our intermediaries fail to comply with the requirements of the FCPA or similar legislation, governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results and financial condition.

We operate in areas of the world that experience corruption by government officials to some degree and, in certain circumstances, compliance with anti-bribery and anti-corruption laws may conflict with local customs and practices. Our global operations require us to import and export to and from several countries, which geographically expands our compliance obligations. In addition, changes in such laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition and results of operations. We cannot be assured that our directors, officers, employees, agents or other strategic or local partners or representatives will not engage in prohibited conduct and render us responsible under the FCPA

or the U.K. Bribery Act. While we have compliance programs, they may not be effective to prevent violations from occurring and employees may engage in prohibited conduct nonetheless. If we are found to be in violation of the FCPA, the U.K. Bribery Act or other anti-bribery or anti-corruption laws (either due to acts or inadvertence of our employees, or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business, reputation, operating results and financial conditions.

If we fail to comply with environmental regulations and conflict minerals disclosures, our business, financial condition, operating results and reputation could be adversely affected.

We are subject to various federal, state, local and international environmental laws and regulations including laws regulating the manufacture, import, use, discharge and disposal of hazardous materials, labeling and notice requirements relating to potential consumer exposure to certain chemicals, and laws relating to the collection of and recycling of electrical and electronic equipment and their packaging.

We are also subject to the SEC's conflict minerals rule which requires disclosure by public companies of the origin, source and chain of custody of specified minerals, known as conflict minerals, that are necessary to the functionality or production of products manufactured or contracted to be manufactured. We have and will continue to incur costs associated with complying with the rule, such as costs related to sourcing of certain minerals (or derivatives thereof), the determination of the origin, source and chain of custody of the minerals used in our products, the adoption of conflict minerals-related governance policies, processes and controls, and possible changes to products or sources of supply as a result of such activities. Within our supply chain, we may not be able to sufficiently verify the origins of the relevant minerals used in our products through the data collection and due diligence procedures that we implement, which may harm our reputation.

Although we have policies and procedures in place requiring our contract manufacturers and major component suppliers to comply with applicable federal, state, local and international requirements, we cannot confirm that our manufacturers and suppliers consistently comply with these requirements. In addition, if there are changes to these or other laws (or their interpretation) or if new similar laws are passed in other jurisdictions, we may be required to re-engineer our products to use components compatible with these regulations. This re-engineering and component substitution could result in additional costs to us or disrupt our operations or logistics.

Changes in interpretation of any federal, state, local or international regulation may cause us to incur costs or have additional regulatory requirements to meet in the future in order to comply, or with any similar laws adopted in other jurisdictions. Our failure to comply with past, present and future similar laws could result in reduced sales of our products, substantial product inventory write-offs, reputational damage, penalties and other sanctions, which could harm our business and financial condition.

We also expect that our products will be affected by new environmental laws and regulations, including but not limited to laws and regulations focused on climate change, on an ongoing basis. Climate change has had significant legislative and regulatory effects on a global basis, and there are expected to be additional changes to the regulations in these areas. These changes could directly increase the cost of energy, which may have an impact on the way we manufacture products or utilize energy to produce our products. We may also become subject to regulations resulting in increased disclosure obligations with respect to our greenhouse gas emissions. In addition, any new regulations or laws in the environmental area might increase the cost of raw materials we use in our products and the cost of compliance, or could cause disruptions in the manufacture of our products and result in increased procurement, production, and distribution costs. Our reputation and brand could be harmed if we fail, or are seen as having failed, to respond responsibly and effectively to changes in legal and regulatory measures adopted to address climate change. Other regulations in the environmental area may require us to continue to monitor and ensure proper disposal or recycling of our products. Since we operate on a global basis, this is a complex process that requires continual monitoring.

To date, our expenditures for environmental compliance have not had a material effect on our results of operations or cash flows and, although we cannot predict the future effect of such laws or regulations, they will likely result in additional costs and may increase penalties associated with violations or require us to change the content of our products or how they are manufactured, which could have a material adverse effect on our business and financial condition.

We are subject to governmental export and import controls and economic sanctions laws that could subject us to liability and impair our ability to compete in international markets.

The United States and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of some technologies. Our products are subject to United States export controls, and exports of our products must be made in compliance with various economic and trade sanctions laws. Furthermore, United States export control laws and economic sanctions prohibit the provision of products and services to countries, governments and persons targeted by United States sanctions. Even though we take precautions to prevent our products from being provided to targets of United States sanctions, our products, including our firmware updates, could be provided to those targets or provided by our customers. Any such provision could have negative consequences, including government investigations, penalties and reputational harm. Our failure to obtain required import or export approval for our products could harm our international and domestic sales and adversely affect our revenue.

We could be subject to future enforcement action with respect to compliance with governmental export and import controls and economic sanctions laws that result in penalties, costs, and restrictions on export privileges that could have a material effect on our business and operating results.

Risks related to our need for additional capital

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

In the future, we may require additional capital to respond to business opportunities, challenges, acquisitions or unforeseen circumstances and may determine to engage in equity or debt financings or enter into credit facilities for other reasons. We may not be able to timely secure additional financing on favorable terms, or at all, due to among other things, general macroeconomic conditions, including rising interest rates and inflation.

Additionally, our current credit facilities contain restrictive covenants relating to our capital raising activities and other financial and operational matters, and any debt financing obtained by us in the future could involve further restrictive covenants, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Further, even if we are able to obtain additional financing, we may be required to use such proceeds to repay a portion of our debt.

If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing stockholders could suffer significant dilution. If we are unable to obtain adequate financing under our credit facility, or alternative sources, when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited. In the event additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all.

Risks related to ownership of our Class A common stock

Our stock price has been and will likely continue to be volatile.

Since shares of our Class A common stock were sold in our IPO in July 2014 at a price of $24.00 per share, our closing stock price has ranged from $2.01 to $93.85 per share through December 31, 2022. Our stock price may fluctuate in response to a number of events and factors, such as quarterly operating results; changes in our financial projections provided to the public or our failure to meet those projections; the public's reaction to our press releases, other public announcements and filings with the SEC; significant transactions, or new features, products or services offered by us or our competitors; changes in our business lines and product lineup; changes in financial estimates and recommendations by securities analysts; media coverage of our business and financial performance; the operating and stock price performance of, or other developments involving, other companies that investors may deem comparable to us; trends in our industry; any significant change in our management; and general economic conditions. These factors, as well as the volatility of our Class A common stock, could also affect the price of our convertible senior notes.

In addition, the stock market in general, and the market prices for companies in our industry, have experienced volatility that often has been unrelated to operating performance. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. Price volatility over a given

period may cause the average price at which we repurchase our own stock to exceed the stock's price at a given point in time. Volatility in our stock price also affects the value of our equity compensation, which affects our ability to recruit and retain employees. In addition, some companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We have been subject to past shareholder class action lawsuits as well as derivative lawsuits and may continue to be a target for such litigation in the future. Securities litigation against us could result in substantial costs and liability and divert our management's attention from other business concerns, which could harm our business. See Note 9 Commitments, contingencies and guarantees, in the Notes to Consolidated Financial Statements for a discussion on legal proceedings.

If we fail to meet expectations related to future growth, profitability, or other market expectations, our stock price may decline significantly, which could have a material adverse effect on investor confidence and employee retention. A sustained decline in our stock price and market capitalization could lead to impairment charges.

The dual class structure of our common stock has the effect of concentrating voting control with our CEO and we cannot predict the effect our dual class structure may have on our stock price or our business.

Our Class B common stock has 10 votes per share, and our Class A common stock has one vote per share. Stockholders who hold shares of Class B common stock hold approximately 67.1% of the voting power of our outstanding capital stock as of December 31, 2022 with Mr. Woodman, our Chairman and CEO, holding approximately 64.1% of the outstanding voting power. Mr. Woodman is able to control all matters submitted to our stockholders, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. This concentrated control could delay, defer, or prevent a change of control, merger, consolidation, or sale of all or substantially all of our assets that our other stockholders support, or conversely this concentrated control could result in the consummation of such a transaction that our other stockholders do not support. This concentrated control could also discourage a potential investor from acquiring our Class A common stock due to the limited voting power of such stock relative to the Class B common stock and might harm the trading price of our Class A common stock.

In addition, we cannot predict whether our dual class structure, combined with the concentrated control by Mr. Woodman, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers, including FTSE Russell and S&P Dow Jones, have announced restrictions on including companies with multiple-class share structures in certain of their indexes. Because of our dual class structure, we may be excluded from these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

Delaware law and provisions in our restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, or otherwise adversely affect the rights of the holders of our Class A and Class B common stock.

Risks related to our indebtedness and capped call transactions

We have indebtedness in the form of convertible senior notes.

In April 2017, we completed an offering of $175.0 million aggregate principal amount of 3.50% convertible senior notes due 2022 (2022 Notes). We repurchased $50.0 million aggregate principal amount of the 2022 Notes in November 2020, and we repaid the remaining principal amount of $125.0 million at maturity in April 2022.

In November 2020, we completed an offering of $143.8 million aggregate principal amount of 1.25% convertible senior notes due 2025 (2025 Notes). As a result of the 2025 Notes, we incurred an additional $143.8 million principal amount of indebtedness, the principal amount of which we may be required to pay at maturity in 2025.

Holders of the 2025 Notes will have the right to require us to repurchase their 2025 Notes upon the occurrence of a fundamental change at a purchase price equal to 100% of the principal amount of the 2025 Notes to be purchased, plus accrued and unpaid interest, if any. In addition, the indentures for the 2025 Notes provides that we are required to repay amounts due under such indenture in the event that there is an event of default for the 2025 Notes that results in the principal, premium, if any, and interest, if any, becoming due prior to maturity date for the 2025 Notes. There can be no assurance that we will be able to repay our indebtedness when due, or that we will be able to refinance our indebtedness, all or in part, on acceptable terms. In addition, our indebtedness could, among other things:

- heighten our vulnerability to adverse general economic conditions and heightened competitive pressures;

- require us to dedicate a larger portion of our cash flow from operations to interest payments, limiting the availability of cash for other purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and industry; and

- impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes.

In addition, our ability to purchase the 2025 Notes or repay prior to maturity any accelerated amounts under the 2025 Notes upon an event of default or pay cash upon conversions of the 2025 Notes may be limited by law, by regulatory authority or by agreements governing our indebtedness outstanding at the time, including our credit facility. Our credit facility restricts our ability to repurchase the 2025 Notes for cash or repay prior to maturity any accelerated amounts under the 2025 Notes upon an event of default or pay cash upon conversion of the 2025 Notes, to the extent that on the date of such repurchase, repayment or conversion, as the case may be, we do not meet certain financial criteria set forth in the credit facility.

Any of our future indebtedness may contain similar restrictions. Our failure to repurchase the 2025 Notes at a time when the repurchase is required by the indentures (whether upon a fundamental change or otherwise under the indentures) or pay cash payable on future conversions of the 2025 Notes as required by the indentures would constitute a default under the indentures. A default under the indentures or the fundamental change itself could also lead to a default under agreements governing our existing or future indebtedness, including our credit facility. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness, repurchase the 2025 Notes or make cash payments upon conversions thereof.

Our credit facility imposes restrictions on us that may adversely affect our ability to operate our business.

Our credit facility contains restrictive covenants relating to our capital raising activities and other financial and operational matters which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, our credit facility contains, and the agreements governing the 2025 Notes will contain, a cross-default provision whereby a default under one agreement would likely result in cross defaults under agreements covering other borrowings. The occurrence of a default under any of these borrowing arrangements would permit the holders of the 2025 Notes or the lenders under our credit facility to declare all amounts outstanding under those borrowing arrangements to be immediately due and payable. If the 2025 Note holders or the trustee under the indentures governing the 2025 Notes or the lenders

under our credit facility accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay those borrowings.

Conversion of the 2025 Notes will, to the extent we deliver shares upon conversion of such 2025 Notes, dilute the ownership interest of existing stockholders, including holders who had previously converted their 2025 Notes, or may otherwise depress our stock price or may adversely affect our financial condition.

The conversion of some or all of the 2025 Notes will dilute the ownership interests of existing stockholders to the extent we deliver shares upon conversion of any of the 2025 Notes. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the 2025 Notes may encourage short selling by market participants because the conversion of the 2025 Notes could be used to satisfy short positions, or anticipated conversion of the 2025 Notes into shares of our common stock could depress our stock price.

In the event the conditional conversion feature of the 2025 Notes is triggered, holders of the 2025 Notes will be entitled to convert the 2025 Notes at any time during specified periods at their option. If one or more holders elect to convert their 2025 Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than cash in lieu of any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders of the 2025 Notes do not elect to convert their 2025 Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the 2025 Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

The accounting method for convertible debt securities that may be settled in cash, such as the 2025 Notes, may have a material effect on our reported financial results.

Under current GAAP effective January 1, 2022, the treasury stock method for convertible instruments has been eliminated and instead, the application of the "if-converted" method is required for the determination of diluted net income (loss) per share on a GAAP and non-GAAP basis. Under the if-converted method, diluted net income (loss) per share for GAAP and non-GAAP would generally be calculated assuming that all of the 2025 Notes were converted solely into shares of Class A common stock at the beginning of the reporting period, unless the result would be anti-dilutive, which would negatively affect diluted net income (loss) per share. The impact from the "if converted" method added approximately 15 million shares to the diluted share count. Under the if-converted method, some of the incremental dilution is offset as we are able to add back the after tax effected interest expense from the 2025 Notes, to the extent the result would not be anti-dilutive.

In addition, if the conditional conversion feature of the 2025 Notes is triggered, even if holders do not elect to convert their 2025 Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the 2025 Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

The Capped Call transactions may affect the value of the 2025 Notes and our Class A Common Stock and we are subject to counterparty risk with respect to Capped Call transactions.

In connection with the pricing of the 2025 Notes, we entered into privately negotiated capped call transactions, or Capped Calls, with one or more financial institutions. The Capped Calls are expected generally to reduce the potential economic dilution to holders of our Class A common stock upon any conversion of the 2025 Notes, with such reduction and/or offset subject to a cap.

The capped call counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our Class A common stock and/or purchasing or selling our Class A common stock or other securities of ours in secondary market transactions prior to the maturity of the 2025 Notes (and are likely to do so during any observation period related to a conversion of the 2025 Notes or following an repurchase of the 2025 Notes by the Company on any fundamental change repurchase date or otherwise). This activity could also cause or avoid an increase or a decrease in the market price of our Class A common stock or the 2025 Notes.

The potential effect, if any, of these transactions and activities on the trading price of our Class A common stock or the 2025 Notes will depend in part on market conditions. Any of these activities could adversely affect the trading price of our Class A common stock or the 2025 Notes.

Additionally, we will be subject to the risk that the capped call counterparties might default under the Capped Calls. Our exposure to the credit risk of the capped call counterparties is not secured by any collateral. Global economic conditions have in the recent past resulted in, and may again result in, the actual or perceived failure or financial difficulties of many financial institutions. If the capped call counterparties become subject to insolvency proceedings, we will become an unsecured creditor in those proceedings, with a claim equal to our exposure at that time under our transactions with the capped call counterparties. Our exposure will depend on many factors, but, generally, an increase in our exposure will be correlated to an increase in the market price of our Class A common stock. In addition, upon a default by the capped call counterparties, we may suffer more dilution than we currently anticipate with respect to our Class A common stock. We can provide no assurances as to the financial stability or viability of the capped call counterparties to the Capped Calls.

General Risk Factors

Our effective tax rate and the intended tax benefits of our corporate structure and intercompany arrangements depend on the application of the tax laws of various jurisdictions and on how we operate our business, and such tax rates and tax benefits may change in the future.

We are subject to income taxes in the United States and various jurisdictions outside the United States. Our effective tax rate could be adversely affected by a change in our effective tax rate as a result of changes in, or our interpretation of, tax law changes and related new or revised guidance and regulations, changes in our geographical earnings mix, unfavorable government reviews of our tax returns, material differences between our forecasted and actual annual effective tax rates, or by evolving enforcement practices.

In 2017, the Tax Cuts and Jobs Act (Tax Act) was enacted, which contained significant and impactful changes to the U.S. tax law, including, effective as of January 1, 2022, requiring the capitalization and amortization of research and development expenses, which accelerates the utilization of our net operating losses. There are various proposals in Congress to amend certain provisions of the Tax Act. The state of these proposals and other future legislation remains uncertain and, if enacted, may materially affect our financial position.

On August 16, 2022, the United States enacted the Inflation Reduction Act (IRA), which introduces, among other items, an excise tax that would impose a 1% surcharge on stock repurchases, net of stock issuances beginning in 2023. We could be subject to this new excise tax, depending on various factors, including the amount and frequency of any future stock repurchases and any permitted reductions or exceptions to the amount subject to the tax.

The United States, the European Commission, countries in the European Union, Australia, and other countries where we do business have been considering changes in relevant tax, accounting and other laws, regulations and interpretations, including changes to tax laws applicable to corporate multinationals. Changes in the tax laws of foreign jurisdictions could arise as a result of the base erosion and profit shifting (BEPS) project that was undertaken by the Organization for Economic Co-operation and Development (OECD). The OECD, which represents a coalition of member countries, recommended changes to numerous long-standing tax principles related to transfer pricing and continues to develop new proposals including allocating greater taxing rights to countries where customers are located and establishing a minimum tax on global income. These changes, as adopted by countries, may increase tax uncertainty and may adversely affect our provision for income taxes and cash flows.

We are subject to the examination of our income tax returns by the United States Internal Revenue Service (IRS) and other domestic and foreign tax authorities. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our provision for income taxes and other taxes and have reserved for adjustments that may result from the current examinations. The final determination of tax audits and any related legal proceedings could materially differ from amounts reflected in our income tax provisions and accruals. In such case, our income tax provision and cash flows in the period or periods in which that determination is made could be negatively affected.

We maintain significant deferred tax assets related to net operating losses, temporary differences, and tax credits. Our ability to use these tax attributes are dependent upon having sufficient future taxable income in the relevant jurisdiction and, in the case of tax credits, how such credits are treated under current and potential future tax law. Changes to the Tax Act, other regulatory changes, and changes in our forecasts of future income could result in an adjustment to the deferred tax asset and a related charge to earnings that could materially affect our financial results.

Our reported financial results may be negatively impacted by the changes in the accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board (FASB), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Other companies in our industry may apply these accounting principles differently than we do, which may affect the comparability of our consolidated financial statements.

If our estimates or judgments relating to our critical accounting policies and estimates prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in this 2022 Annual Report in the section titled Management's Discussion and Analysis of Financial Condition and Results of Operations. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant estimates and assumptions made by management include those related to revenue recognition (including sales incentives, sales returns and implied post contract support), inventory valuation, product warranty liabilities, the valuation, impairment and useful lives of long-lived assets (property and equipment, operating lease right-of-use assets, intangible assets and goodwill), the fair value of our convertible senior notes, and income taxes.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2022, we leased office facilities around the world totaling approximately 310,000 square feet, including approximately 196,000 square feet for our corporate headquarters in San Mateo, California. All of our properties are currently leased. We believe our existing facilities are adequate to meet our current requirements. If we were to require additional space, we believe we will be able to obtain such space on acceptable, commercially reasonable terms. See Note 9 Commitments, contingencies and guarantees, to the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for more information about our lease commitments.

Item 3. Legal Proceedings

Refer to Legal proceedings and investigations included in Part II, Item 8, Note 9 Commitments, contingencies and guarantees, to the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for the year ended December 31, 2022.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for the Company's Common Shares, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information. Our Class A common stock is listed on The Nasdaq Global Select Market under the symbol "GPRO." Our Class B common stock is not listed or traded on any stock exchange.

Holders. As of January 31, 2023, there were 295 holders of record of our Class A common stock and 24 holders of record of our Class B common stock.

Dividends. We have not declared or paid any cash dividends on our capital stock and do not currently intend to pay any cash dividends on our Class A or Class B common stock in the foreseeable future.

Performance graph. The graph below compares the cumulative total return on our Class A common stock with that of the S&P 500 Index and the S&P 500 Consumer Durables Index. The graph assumes $100 was invested (with reinvestment of all dividends, as applicable) at the close of market on December 31, 2017 in the Class A common stock of GoPro, Inc., the S&P 500 Index and the S&P 500 Consumer Durables Index, and its relative performance is tracked through December 31, 2022. Note that historic stock price performance is not intended to be indicative of future stock price performance.



**Comparison of 60 month cumulative total return
Among GoPro, Inc., S&P 500 Index and S&P 500 Consumer Durable Index**

Sales of unregistered securities. During the period covered by this Annual Report on Form 10-K, we have not sold any equity securities that were not registered under the Securities Act of 1933, as amended.

Issuer purchases of equity securities.

Share repurchase activity for our Class A and Class B common stock during the three months ended December 31, 2022 was as follows (in thousands, except per share amounts):

Period	Total Number of Shares Repurchased (1)		Average Price Paid per Share (2)		Total Number of Shares Purchased as Part of Publicly Announced Plans		Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans (1)
October 1 - 31, 2022	—	$	—		—	$	68,382
November 1 - 30, 2022	1,505	$	5.32		1,505	$	60,382
December 1 - 31, 2022	—	$	—		—	$	60,382
Total	1,505	$	5.32		1,505		

(1) Represents shares repurchased pursuant to the stock repurchase program approved by our board of directors on January 27, 2022, authorizing the Company to repurchase up to $100 million of common stock.

(2) Represents the average price paid per share, inclusive of commissions.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, related notes and other financial information appearing elsewhere in this Annual Report on Form 10-K. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements as a result of a variety of factors, including but not limited to, those discussed in Risk Factors and elsewhere in this Annual Report on Form 10-K.

This MD&A is organized as follows:

- Overview. Discussion of our business and overall analysis of financial and other highlights affecting the business in order to provide context for the remainder of the MD&A.

- Components of Our Results of Operations. Description of the items contained in each revenue, cost of revenue and operating expense caption in the consolidated statements of operations.

- Results of Operations. Analysis of our financial results comparing 2022 to 2021 is presented below. An analysis of our financial results comparing 2021 to 2020 can be found under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 11, 2022, which is available free of charge on the SEC's website at www.sec.gov and our Investor Relations website at https://investor.gopro.com.

- Liquidity and Capital Resources. Analysis of changes in our balance sheets and cash flows, and discussion of our financial condition and potential sources of liquidity.

- Critical Accounting Policies and Estimates. Accounting estimates that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results and forecasts.

- Non-GAAP Financial Measures. A reconciliation and discussion of our GAAP to non-GAAP financial measures.

Overview

GoPro helps the world capture and share itself in immersive and exciting ways. We are committed to developing solutions that create an easy, seamless experience for consumers to capture, create and share engaging personal content. When consumers use our products and services, they often generate and share content that organically increases awareness for GoPro, driving a virtuous cycle and a self-reinforcing demand for our products. We believe revenue growth may be driven by the introduction of new cameras, accessories, lifestyle gear, and software and subscription offerings. We believe new camera features drive a replacement cycle among existing users and attract new users, expanding our total addressable market. Our investments in image stabilization, mobile app editing and sharing solutions, modular accessories, auto-upload capabilities, local language user-interfaces and voice recognition in more than 12 languages drive the expansion of our global market.

In 2022, we began shipping our HERO11 Black flagship camera that includes our GP2 processor, a larger sensor and HyperSmooth 5.0 image stabilization. The larger sensor provides 10-bit color video at up to 5.3K video at 60 frames per second, 27 megapixel (MP) photo resolution, 8:7 aspect ratio video for a larger vertical field of view, and Hyperview, which allows for a 16:9 field of view. HyperSmooth 5.0 image stabilization includes 360-degree Horizon Lock, which keeps video footage steady. The HERO11 Black also includes the Enduro Battery, which improves the camera performance in both cold and moderate temperatures, TimeWarp 3.0, Night Effects Time Lapse, and a front-facing and rear touch display. We also began shipping our HERO11 Black Creator Edition which is an all-in-one content capturing bundle that makes vlogging, filmmaking and live streaming easier than ever. Creator Edition combines the HERO11 Black, Volta, Enduro Battery, Media Mod, and Light Mod to create professional-quality videos.

In November 2022, we began shipping our HERO11 Black Mini camera which has all the power of the HERO11 Black, but is smaller, lighter and simpler with a one-button design. The HERO11 Black Mini includes our GP2 processor, the larger sensor used in our HERO11 Black flagship camera, HyperSmooth 5.0 image stabilization and the Enduro Battery.

In the first half of 2022, we expanded our software solutions with the launch of our new GoPro Player + ReelSteady desktop app, which provides industry-leading video stabilization and 360-reframing tools in a single post-production app. Additionally, we began shipping HERO10 Black Bones which is a specifically built FPV (First Person View) drone camera that includes our GP2 processor, HyperSmooth 4.0, and the GoPro Player + ReelSteady desktop app. The camera delivers the same image quality and video frame rates as the HERO10 Black camera.

Our HERO11 Black, HERO11 Black Mini, HERO11 Black Creator Edition, HERO10 Black, HERO10 Black Creator Edition, HERO9 Black and MAX cameras are compatible with our ecosystem of mountable and wearable accessories.

We offer our GoPro subscription, which includes unlimited cloud storage supporting source video and photo quality, camera replacement and damage protection, highlight videos automatically delivered to you via the GoPro Quik app when footage is uploaded to your GoPro cloud account, access to a high-quality live streaming service on GoPro.com, as well as discounts on GoPro gear, mounts and accessories.

In addition to the GoPro subscription, we offer the Quik subscription which makes it easy for users to get the most out of their favorite photos and videos, captured on any phone or camera, through the use of the Quik mobile app's editing tools. These editing tools include features such as trim, color, crop, filtering, auto-sync of edits to music, and the ability to change video speed. Quik mobile app's editing tools can be used with footage captured on any phone or camera. We believe the Quik subscription is an important step in expanding our total addressable market to those who may not own a GoPro camera. We also offer Open GoPro, an open API initiative that makes it easy for third-party developers to integrate their HERO camera into their own development efforts.

We continue to monitor the current evolving macroeconomic landscape. Increasing inflation places pressure on many areas of our business, including our product pricing, operating expenses, component pricing and consumer spending. In 2022, the strength of the U.S. dollar relative to other foreign currencies largely impacted our revenue and gross margin. If the U.S. dollar strengthens relative to other foreign currencies in the future, our financial results will be negatively impacted. See Item 1A. Risk Factors for further discussion of the possible impact of inflation and the strong U.S. dollar on our business.

The following is a summary of measures presented in our consolidated financial statements and key metrics used to evaluate our business, measure our performance, develop financial forecasts and make strategic decisions.

(units and dollars in thousands, except per share amounts)	Q4 2022	Q4 2021	% Change		FY 2022	FY 2021	% Change	
Revenue	$ 321,021	$ 391,149	(18)	%	$1,093,541	$1,161,084	(6)	%
Camera units shipped [1]	850	1,033	(18)	%	2,810	3,145	(11)	%
Gross margin [2]	32.5 %	41.2 %	(870)	bps	37.2 %	41.1 %	(390)	bps
Operating expenses	$ 102,596	$ 102,449	—	%	$ 367,873	$ 363,889	1	%
Net income	$ 3,073	$ 52,626	(94)	%	$ 28,847	$ 371,171	(92)	%
Diluted net income per share	$ 0.02	$ 0.32	(94)	%	$ 0.18	$ 2.27	(92)	%
Cash provided by operations	$ 25,562	$ 163,848	(84)	%	$ 5,747	$ 229,153	(97)	%
Other financial information:								
Adjusted EBITDA [3]	$ 22,014	$ 71,571	(69)	%	$ 94,754	$ 167,798	(44)	%
Non-GAAP net income [4]	$ 21,090	$ 66,147	(68)	%	$ 80,923	$ 146,068	(45)	%
Non-GAAP diluted net income per share	$ 0.12	$ 0.41	(71)	%	$ 0.47	$ 0.90	(48)	%

[1]   Represents the number of camera units that are shipped during a reporting period, net of any returns.

[2]   One basis point (bps) is equal to 1/100th of 1%.

[3]   We define adjusted EBITDA as net income (loss) adjusted to exclude the impact of provision for income taxes, interest income, interest expense, depreciation and amortization, point of purchase (POP) display amortization, stock-based compensation, loss on extinguishment of debt, and restructuring and other costs, including right-of-use asset impairment charges.

[4]   We define non-GAAP net income as net income (loss) adjusted to exclude stock-based compensation, acquisition-related costs, restructuring and other costs, including right-of-use asset impairment charges, non-cash interest expense, gain on sale and license of intellectual property, loss on extinguishment of debt and income tax adjustments. Acquisition-related costs include the amortization of acquired intangible assets and impairment charges (if applicable), as well as third-party transaction costs for legal and other professional services.

Reconciliations of non-GAAP adjusted measures to the most directly comparable GAAP measures are presented under Non-GAAP Financial Measures.

Full Year and Fourth Quarter 2022 financial performance

Full year 2022, including the fourth quarter, were largely impacted by foreign exchange rate fluctuations, inflation and other macroeconomic factors that challenged demand and increased competition for share of wallet when compared to the prior year period. Revenue for the full year of 2022 was $1.09 billion, or a 5.8% decrease from the same period in 2021. The strengthening of the U.S. dollar negatively impacted full year 2022 revenue when compared to 2021 by approximately $50.4 million, and we shipped 2.8 million camera units, or a 10.6% decrease compared to the same period in 2021, partially due to the macroeconomic factors impacting U.S. big box customers and their reductions to on-hand inventory. These decreases to revenue were partially offset by an increase in GoPro.com channel revenue. The increase in GoPro.com channel revenue was driven by subscription and service revenue improving 52.1% year-over-year to $82.4 million, as the number of subscribers grew 43% year-over-year to 2.25 million as of December 31, 2022. From the beginning of the year, our subscription and service revenue benefited from continued improvements in our annual GoPro subscriber retention rate by 6%. In 2022, our GoPro subscriber attach rate from sales on GoPro.com remained steady at above 90%, while our GoPro subscriber attach rate from post-camera purchase at retail through our Quik app increased to nearly 35% from 22% in 2021; a more than 50% improvement year-over-year. While our GoPro subscribers increased year-over-year and GoPro subscriber retention improved, the absolute number of GoPro subscribers who churned out also increased year-over-year. Our 2022 average selling price, as defined as total revenue divided by camera units shipped, increased 5.4% year-over-year to $389, primarily due to 73% of our camera revenue mix being derived from cameras with a manufacturer's suggested retail price (MSRP) equal to or greater than $500

compared to 38% in the same period in 2021. Additionally, 90% of our 2022 camera revenue mix was derived from cameras with an MSRP equal to or greater than $400 compared to 85% in the same period in 2021. Consumer demand for our products as measured via 2022 channel inventory activity saw sell-through outpacing sell-in, leaving channel inventory as of December 31, 2022 slightly above prior year levels at approximately 685,000 units. The increase in channel inventory over 2021 was primarily due to a second camera offering, HERO11 Black Mini, being introduced in November 2022 alongside our flagship, HERO11 Black camera. Excluding HERO11 Black Mini, channel inventory would have declined year-over-year. While the absolute level of inventory in the channel entering 2023 is generally in-line with prior year balances, weeks of inventory entering the first quarter of 2023 is largely impacted by anticipated macroeconomic headwinds in Q1 2023. As a result, we anticipate unit sell-through for the first quarter of 2023 to decrease 9% year-over-year as retailers continue to reduce their on-hand inventory. The gross margin percentage for full year 2022 was 37.2%, down from 41.1% in 2021, which was negatively impacted by approximately 270 bps due to the strengthening of the U.S. dollar. Net income decreased in 2022 to $28.8 million compared to $371.2 million in 2021, primarily driven by the release of tax valuation allowances in 2021 of $284.6 million. Adjusted EBITDA for the full year 2022 was $95 million or 8.7% of revenue, compared to $167.8 million or 14.5% of revenue for the same period in 2021.

Our annual GoPro subscriber retention rate represents the number of annual GoPro subscribers that renewed their subscription in the period over the number of annual GoPro subscribers with renewal dates in the same period. The number of churned GoPro subscribers represents those subscribers that did not renew their subscription on their renewal date. Our GoPro subscriber attach rate from sales on GoPro.com represents the average number of new subscriptions sold on GoPro.com in the period over the number of camera unit sales to customers eligible for a new GoPro subscription on GoPro.com for the same period. Our GoPro subscriber attach rate from post-camera purchases through retail on our Quik app represents the average number of new GoPro subscribers in the period over the corresponding number of camera units sold through the retail channel.

Revenue in the fourth quarter 2022 was $321.0 million, or a 17.9% decrease from the same period in 2021. On a constant currency basis, we estimate that our fourth quarter 2022 revenue was negatively impacted by approximately $20.2 million due to the strengthening of the U.S. dollar year-over-year. Our average selling price was $378 for the fourth quarter of 2022, or a 0.3% decrease year-over-year. However, on a constant currency basis, we estimate our average selling price would have increased by approximately 6% year-over-year. Our fourth quarter 2022 camera revenue mix from cameras with an MSRP equal to or greater than $500 was 76% compared to 70% in the same period in 2021. Looking at cameras with an MSRP equal to or greater than $400, 90% of our camera revenue mix was derived from this price band in the fourth quarter of 2022 and for the same period in 2021. Camera units shipped in the fourth quarter of 2022 was 850 thousand, compared to 1.0 million camera units for the same period of 2021. GoPro.com revenue was $128.2 million in the fourth quarter of 2022 and represented 39.9% of total revenue, compared to 32.7% of total revenue for the same period in 2021. Retail revenue represented 60.1% and 67.3% of total revenue for the fourth quarter of 2022 and 2021, respectively. Subscription and service revenue, which is included in the GoPro.com channel, was $22.2 million in the fourth quarter of 2022, or a 29.7% increase year-over-year. We had 2.25 million GoPro subscribers as of December 31, 2022, a 43% increase year-over-year. The gross margin percentage for the fourth quarter of 2022 was 32.5%, down from 41.2% in the fourth quarter of 2021, which was impacted by the year-over-year strengthening of the U.S. dollar by approximately 380 bps. Net income for the fourth quarter of 2022 was $3.1 million compared to $52.6 million in the same period in 2021. Adjusted EBITDA for the fourth quarter of 2022 was $22.0 million, compared to $71.6 million for the same period in 2021.

Factors affecting performance

We believe that our future success will be dependent on many factors, including those further discussed below. While these areas represent opportunities for us, they also represent challenges and risks that we must successfully address in order to operate our business and improve our results of operations.

Driving profitability through improved efficiency, lower costs and better execution. We generated positive operating income for the full year of 2022 and 2021, and we continue to make strategic decisions to create growth and profitability in our business. Though in 2020, we incurred an operating loss. Our 2022 and prior years restructuring actions, along with continued effective cost management, have allowed us to scale our on-going operating expenses based on our growth strategies, resulting in a more efficient global organization that has

allowed for improved communication and better alignment among our functional teams. We remain focused on increasing sales through GoPro.com, while also continuing to cultivate the partnerships with our distributors and retailers, in order to grow both sales channels concurrently. We have grown our subscribers and subscription revenue over the past several years and continue to make strategic decisions to enhance our subscription offerings, grow subscribers, and increase subscription revenue.

If we are unable to generate adequate revenue growth, successfully sustain our direct-to-consumer and retail sales models, grow subscribers and subscription revenue, and continue to effectively manage our expenses, we may incur significant losses in the future and may not be able to maintain profitability.

Investing in research and development and enhancing our customer experience. Our performance is significantly dependent on the investments we make in research and development, including our ability to attract and retain highly skilled and experienced research and development personnel. We expect the timing of new product releases to continue to have a significant impact on our revenue and we must continually develop and introduce innovative new cameras, mobile applications and other new offerings. We plan to further build upon our integrated mobile, desktop and cloud-based storytelling solutions, and subscription offering. Our investments, including those for marketing and advertising, may not successfully drive increased revenue and our customers may not accept our new offerings. If we fail to innovate and enhance our brand, our products, our mobile and desktop app experience or the value proposition of our subscription, our market position and revenue will be adversely affected. Further, we have incurred substantial research and development expenses and if our efforts are not successful, we may not recover the value of these investments.

Improving Profitability. We believe that our continued focus on growing our sales from our GoPro.com channel, including subscription and service revenue, will support our ability to be profitable on an annual basis due to an improved margin structure as well as continued operating expense control. As a result of this strategic focus on GoPro.com sales, we believe we can remain profitable with annual unit sales similar to 2021 and 2022. In addition, we continue to work closely with our distributors and retailer partners to grow the retail sales channel. We believe that there is additional growth available through the retail sales channel, which will also be a driver to achieve profitability.

We continue to believe that international markets represent a significant opportunity to achieve profitability. While the total market for digital cameras has continued to decline as smartphone and tablet camera quality has improved, we continue to believe that our consumers' differentiated use of GoPro cameras, our mobile and desktop app and cloud solutions, our continued innovation of product features desired by our users, and our brand, all help support our business from many of the negative trends facing this market. However, we expect that the markets in which we conduct our business will remain highly competitive as we face new product introductions from competitors. We will continue to leverage our brand recognition to increase our global presence through GoPro.com with the active promotion of our brand, the expansion of localized products in international markets with region-specific marketing, and a focus on the biggest investment opportunities. However, sales in international locations subjects us to foreign currency exchange rate fluctuations that create inherent risks for us and may cause us to adjust pricing which may make our products more or less attractive to the consumer. Continued fluctuations in foreign currency exchange rates could have a continued impact on our future operating results.

Our profitability also depends on expanding our subscription and service offering. If we are not successful with our direct-to-consumer sales model through GoPro.com, expanding our product, subscription and service offering, increasing our paid subscriber base through both GoPro.com and retail aftermarket mobile app attach, and improving subscriber retention, we might not be able to remain profitable and we may not recognize benefits from our investment in new areas.

Marketing the improved GoPro experience. We intend to focus our marketing resources to increase traffic to GoPro.com, improve the consumer experience on GoPro.com, and further improve brand recognition. Historically, our growth has largely been fueled by the adoption of our products by people looking to self-capture images of themselves participating in exciting physical activities. Our goal of sustaining profitability depends on continuing to reach, expand and re-engage with this core user base in alignment with our strategic priorities. Sales and marketing investments will often occur in advance of any sales benefits from these activities, and it may be difficult for us to determine if we are efficiently allocating our resources in this area.

Seasonality. Historically, we have experienced the highest levels of total revenue in the fourth quarter of the year, coinciding with the holiday shopping season, particularly in the United States and Europe. While we have implemented operational changes aimed at reducing the impact of fourth quarter seasonality on full year performance, timely and effective product introductions and forecasting, whether just prior to the holiday season or otherwise, are critical to our operations and financial performance.

Macroeconomic Risks. Macroeconomic conditions affecting the level of consumer spending includes general market conditions, fluctuations in foreign exchange rates and interest rates, and inflation. Although the majority of our retail sales occur in U.S. dollars, we sell in local currency through our GoPro.com channel, which subjects us to exchange rate fluctuations that create inherent risks for us and may cause us to adjust pricing which may make our products more or less attractive to the consumer. If sales denominated in foreign currencies increase in the future, fluctuations in foreign exchange rates could have a continued impact on our future operating results. Some product costs have become subject to inflationary pressure and we may not be able to fully offset such higher costs through price increases. Our inability or failure to adjust pricing could harm our business, financial condition, and operating results.

Components of our Results of Operations

Revenue. Our revenue is primarily comprised of product sales, and subscription and service offerings, net of returns and sales incentives. Product revenue is derived from the sale of our cameras and accessories directly to retailers, through our network of domestic and international distributors, and on GoPro.com. Subscription and service revenue is primarily derived from the sale of our GoPro subscription and Quik subscription on GoPro.com and the Quik mobile app. See Critical Accounting Policies and Estimates and Note 1 Summary of business and significant accounting policies, to the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for information regarding revenue recognition.

Cost of revenue. Our cost of revenue primarily consists of product and subscription costs, including costs of contract manufacturing for production, third-party logistics and procurement costs, warranty repair costs, tooling and equipment depreciation, third-party hosting fees, excess and obsolete inventory write-downs, license fees, tariffs and certain allocated costs related to our manufacturing team, facilities, including right-of-use asset impairment charges, cloud storage costs and personnel-related expenses.

Operating expenses. We classify our operating expenses into three categories: research and development, sales and marketing, and general and administrative.

Research and development. Our research and development expense consists primarily of personnel-related costs, including salaries, stock-based compensation and employee benefits. Research and development expense also includes consulting and outside professional services costs, materials, and allocated facilities, restructuring, including right-of-use asset impairment charges, depreciation and other supporting overhead expenses associated with the development of our product and service offerings.

Sales and marketing. Our sales and marketing expense consists primarily of advertising and marketing promotions of our products and services, and personnel-related costs, including salaries, stock-based compensation and employee benefits. Sales and marketing expense also includes point of purchase (POP) display expenses and related amortization, sales commissions, GoPro.com and subscription provider fees, trade show and event costs, sponsorship costs, consulting and contractor expenses, and allocated facilities, restructuring, including right-of-use asset impairment charges, depreciation and other supporting overhead expenses.

General and administrative. Our general and administrative expense consists primarily of personnel-related costs, including salaries, stock-based compensation and employee benefits for our finance, legal, human resources, information technology and administrative personnel. General and administrative expense also includes professional service costs related to accounting, tax, legal services, and allocated facilities, restructuring, including right-of-use asset impairment charges, depreciation and other supporting overhead expenses.

Results of Operations

The following table sets forth the components of our Consolidated Statements of Operations for each of the periods presented, and each component as a percentage of revenue:

| (dollars in thousands) | Year ended December 31, | | | | | |
	2022		2021		2020	
Revenue	$ 1,093,541	100 %	$ 1,161,084	100 %	$ 891,925	100 %
Cost of revenue	686,713	63	683,979	59	577,411	65
Gross profit	406,828	37	477,105	41	314,514	35
Operating expenses:						
Research and development	139,885	13	141,494	12	131,589	15
Sales and marketing	166,967	15	156,694	13	151,380	17
General and administrative	61,021	5	65,701	6	68,364	8
Total operating expenses	367,873	33	363,889	31	351,333	40
Operating income (loss)	38,955	4	113,216	10	(36,819)	(5)
Other income (expense):						
Interest expense	(6,242)	(1)	(22,940)	(2)	(20,257)	(2)
Other income (expense), net	1,740	—	(176)	—	(4,881)	(1)
Total other expense, net	(4,502)	(1)	(23,116)	(2)	(25,138)	(3)
Income (loss) before income taxes	34,453	3	90,100	8	(61,957)	(8)
Income tax expense (benefit)	5,606	1	(281,071)	(24)	4,826	1
Net income (loss)	$ 28,847	2 %	$ 371,171	32 %	$ (66,783)	(9)%

Revenue

| (camera units and dollars in thousands, except average selling price) | Year ended December 31, | | | 2022 vs 2021 % Change | 2021 vs 2020 % Change |
	2022	2021	2020		
Camera units shipped	2,810	3,145	2,820	(11)%	12 %
Average selling price	$ 389	$ 369	$ 316	5	17
Retail	$ 682,799	$ 769,019	$ 609,368	(11)	26
Percentage of revenue	*62.4 %*	*66.2 %*	*68.3 %*		
GoPro.com	$ 410,742	$ 392,065	$ 282,557	5	39
Percentage of revenue	*37.6 %*	*33.8 %*	*31.7 %*		
Total revenue	$1,093,541	$1,161,084	$ 891,925	(6)%	30 %
Americas	$ 521,270	$ 607,534	$ 483,331	(14)%	26 %
Percentage of revenue	*47.7 %*	*52.3 %*	*54.2 %*		
Europe, Middle East and Africa (EMEA)	$ 300,870	$ 305,654	$ 218,670	(2)	40
Percentage of revenue	*27.5 %*	*26.3 %*	*24.5 %*		
Asia and Pacific (APAC)	$ 271,401	$ 247,896	$ 189,924	9	31
Percentage of revenue	*24.8 %*	*21.4 %*	*21.3 %*		
Total revenue	$1,093,541	$1,161,084	$ 891,925	(6)%	30 %

2022 Compared to 2021. Revenue for the full year of 2022 was $1.09 billion, or a 5.8% decrease from the same period in 2021. Full year 2022 was primarily impacted by foreign currency exchange rates, inflation and other macroeconomic factors that challenged demand and increased competition for share of wallet. The strengthening of the U.S. dollar negatively impacted full year 2022 revenue when compared to 2021 by approximately $50.4 million, as we shipped 2.8 million camera units, or a 10.6% decrease compared to the same period in 2021. The decrease in units shipped was partially due to the macroeconomic factors impacting U.S. big box customers as they focused on reducing on-hand inventory levels. These factors were partially offset by a 52% increase in subscription and service revenue year-over-year to $82.4 million, which is included in the GoPro.com channel. Our 2022 average selling price increased 5.4% year-over-year to $389, primarily due to 73% of our camera revenue mix being derived from cameras with an MSRP equal to or greater than $500 compared to 38% in the same period in 2021. Additionally, 90% of our 2022 camera revenue mix was derived from cameras with an MSRP equal to or greater than $400 compared to 85% from the same period in 2021.

Cost of revenue and gross margin

(dollars in thousands)	Year ended December 31,			2022 vs 2021 % Change	2021 vs 2020 % Change
	2022	2021	2020		
Cost of revenue	$ 676,771	$ 680,963	$ 570,064	(1) %	19 %
Stock-based compensation	1,805	1,794	1,548	1	16
Acquisition-related costs	47	1,152	4,598	(96)	(75)
Restructuring costs	8,090	70	1,201	11,457	(94)
Total cost of revenue	$ 686,713	$ 683,979	$ 577,411	— %	18 %
Gross margin	*37.2 %*	*41.1 %*	*35.3 %*	*(390) bps*	*580 bps*

2022 Compared to 2021. Gross margin of 37.2% for the full year of 2022 decreased from 41.1% in the same period of 2021, or 390 bps, primarily due to the negative effect of foreign currency exchange rates on 2022 sales, 270 bps, lower margin on our hardware sales, which reflects increased product costs as well as sales incentives, 120 bps, restructuring costs, 70 bps, and lower volume on operation costs, 60 bps, partially offset by increased margin contribution from subscriptions of 130 bps.

Research and development

(dollars in thousands)	Year ended December 31,			2022 vs 2021 % Change	2021 vs 2020 % Change
	2022	2021	2020		
Research and development	$ 122,420	$ 123,631	$ 110,112	(1)%	12 %
Stock-based compensation	17,221	17,263	13,415	—	29
Restructuring costs	244	600	8,062	(59)	(93)
Total research and development	$ 139,885	$ 141,494	$ 131,589	(1)%	8 %
Percentage of revenue	*12.8 %*	*12.2 %*	*14.8 %*		

2022 Compared to 2021. The year-over-year decrease of $1.6 million, or 1%, in total research and development expense for the full year of 2022 compared to the same period of 2021 was primarily driven by a decrease of $1.6 million in allocated facilities, depreciation and other supporting overhead expenses.

Sales and marketing

(dollars in thousands)	Year ended December 31,			2022 vs 2021	2021 vs 2020
	2022	**2021**	**2020**	**% Change**	**% Change**
Sales and marketing	$ 158,657	$ 148,288	$ 134,917	7 %	10 %
Stock-based compensation	8,173	8,045	5,779	2	39
Restructuring costs	137	361	10,684	(62)	(97)
Total sales and marketing	$ 166,967	$ 156,694	$ 151,380	7 %	4 %
Percentage of revenue	*15.3 %*	*13.5 %*	*17.0 %*		

2022 Compared to 2021. The year-over-year increase of $10.3 million, or 7%, in total sales and marketing expense for the full year of 2022 compared to the same period of 2021 was primarily driven by a $6.4 million increase in overall advertising and marketing expenses primarily attributable to online campaigns, a $2.1 million increase in cash based personnel-related costs, a $1.2 million increase in allocated facilities, depreciation and other supporting overhead expenses, and a $0.8 million increase in travel related expenses, partially offset by a $0.2 million decrease in consulting and professional services.

General and administrative

(dollars in thousands)	Year ended December 31,			2022 vs 2021	2021 vs 2020
	2022	**2021**	**2020**	**% Change**	**% Change**
General and administrative	$ 49,152	$ 53,958	$ 53,694	(9)%	— %
Stock-based compensation	11,792	11,548	9,221	2	25
Restructuring costs	77	195	5,449	(61)	(96)
Total general and administrative	$ 61,021	$ 65,701	$ 68,364	(7)%	(4)%
Percentage of revenue	*5.4 %*	*5.7 %*	*7.7 %*		

2022 Compared to 2021. The year-over-year decrease of $4.7 million, or 7%, in total general and administrative expense for the full year of 2022 compared to the same period of 2021 primarily reflected a $4.6 million decrease in legal related expenses.

Restructuring costs

Fourth quarter 2022 restructuring. In December 2022, we approved a restructuring plan to reduce camera production-related costs by globally realigning our manufacturing footprint to concentrate our production activities in two primary locations: China and Thailand. Under the fourth quarter 2022 restructuring, we recorded restructuring charges of $8.1 million, including $7.0 million for camera production line closure costs and $1.1 million for related transitional costs to migrate production to our remaining manufacturing locations.

Second quarter 2020 restructuring. On April 14, 2020, we approved a restructuring that provided for a reduction of our global workforce by approximately 20% and the consolidation of certain leased office facilities. Under the second quarter 2020 restructuring, we recorded restructuring charges of $31.5 million to date, including a $12.5 million right-of-use asset impairment primarily related to our headquarter campus, $7.4 million related to severance, and $11.6 million related to accelerated depreciation and other charges. The right-of-use asset impairment charge was recorded as a restructuring expense, primarily in the operating expense financial statement line items in the Consolidated Statements of Operations.

We ceased using a portion of our headquarters campus in the third quarter of 2020 as part of the second quarter 2020 restructuring. The unused portion of our headquarters campus has its own identifiable expenses and is not dependent on other parts of our business, and thus was considered its own asset group. As a result, we impaired a part of the carrying value of the related right-of-use asset to its estimated fair value using the discounted future cash flows method. The discounted future cash flows were based on future sublease rental rates, future sublease market conditions and a discount rate based on the weighted-average cost of capital. Based on the results of our assessment, we recognized a $12.3 million impairment. In October 2021, we entered into a fully executed and consented sublease agreement for this previously ceased-use portion of our headquarters campus. The sublease term will extend through December 2026.

See Note 11 Restructuring charges, to the Notes to Consolidated Financial Statements.

Other income (expense)

(dollars in thousands)	Year ended December 31,			2022 vs 2021	2021 vs 2020
	2022	**2021**	**2020**	**% Change**	**% Change**
Interest expense	$ (6,242)	$ (22,940)	$ (20,257)	(73)%	13 %
Other income (expense), net	1,740	(176)	(4,881)	(1,089)	(96)
Total other expense, net	$ (4,502)	$ (23,116)	$ (25,138)	(81)%	(8)%

2022 Compared to 2021. Total other expense, net, decreased $18.6 million for the full year of 2022 compared to the same period of 2021, primarily due to a $14.2 million decrease in non-cash interest expense related to our 2022 Notes and 2025 Notes, a $2.5 million decrease in cash interest expense related to the repayment of our 2022 Notes during the second quarter of 2022, and an increase in interest income of $2.8 million, attributable to higher yields on cash and marketable securities, partially offset by an increase in net foreign exchange rate-based losses of $0.9 million.

As part of the adoption of ASU 2020-06 in fiscal year 2022, the requirement to recognize a debt discount related to the debt conversion feature of our 2022 Notes and 2025 Notes under the prior authoritative accounting guidance for convertible debt was eliminated, and as a result there was no non-cash interest expense recognized during any period in 2022. We repaid the remaining principal amount of $125.0 million of the 2022 Notes at maturity on April 15, 2022.

Income taxes

(dollars in thousands)	Year ended December 31,			2022 vs 2021	2021 vs 2020
	2022	**2021**	**2020**	**% Change**	**% Change**
Income tax expense (benefit)	$ 5,606	$ (281,071)	$ 4,826	(102)%	(5,924)%

We recorded an income tax expense of $5.6 million for the year ended December 31, 2022, on pre-tax net income of $34.5 million. Our income tax expense for the year ended December 31, 2022 primarily resulted from a tax expense on pre-tax book income, partially offset by the income tax benefits from stock-based compensation, the federal and California research and development credits, and an income tax benefit related to the foreign provision to income tax return adjustments.

Our 2021 income tax benefit of $281.1 million primarily resulted from a tax expense on pre-tax book income, offset by the income tax benefit from the full release of valuation allowance on United States federal and state deferred tax assets and the release of a portion of our uncertain tax positions as a result of a lapse in the statute of limitations in certain jurisdictions, and income tax benefits from stock-based compensation and federal and California research and development credits.

See Note 8 Income taxes, to the Notes to Consolidated Financial Statements for additional information.

Quarterly results of operations

The following table sets forth our unaudited quarterly consolidated results of operations for each of the eight quarterly periods in the two-year period ended December 31, 2022.

				Three months ended				
(dollars in thousands, except per share amounts)	Dec. 31, 2022	Sept. 30, 2022	June 30, 2022	March 31, 2022	Dec. 31, 2021	Sept. 30, 2021	June 30, 2021	March 31, 2021
Revenue	$ 321,021	$ 305,130	$ 250,685	$ 216,705	$ 391,149	$ 316,669	$ 249,586	$ 203,680
Gross profit	104,303	116,045	96,004	90,476	161,074	138,053	99,282	78,696
Operating expenses	102,596	91,614	91,349	82,314	102,449	89,452	89,780	82,208
Net income (loss)	$ 3,073	$ 17,570	$ 2,519	$ 5,685	$ 52,626	$ 311,761	$ 16,952	$ (10,168)
Net income (loss) per share:								
Basic	$ 0.02	$ 0.11	$ 0.02	$ 0.04	$ 0.34	$ 2.01	$ 0.11	$ (0.07)
Diluted	$ 0.02	$ 0.10	$ 0.02	$ 0.04	$ 0.32	$ 1.92	$ 0.10	$ (0.07)

Liquidity and Capital Resources

The following table presents selected financial information as of December 31, 2022 and 2021:

(dollars in thousands)	December 31, 2022	December 31, 2021
Cash and cash equivalents	$ 223,735	$ 401,087
Marketable securities	143,602	137,830
Total cash, cash equivalents and marketable securities	$ 367,337	$ 538,917
Percentage of total assets	*34 %*	*43 %*

Our primary source of cash is receipts from sales of our products, and subscription and service. Other sources of cash are from proceeds from the issuance of convertible notes, employee participation in the employee stock purchase plan, the exercise of employee stock options, tax refunds and facility subleases. Our primary uses of cash are for inventory procurement, payroll-related expenses, general operating expenses, including advertising, marketing, office rent, purchases of property and equipment, other costs of revenue, share repurchases, repurchases of convertible notes, interest and taxes.

Our liquidity position has been historically impacted by seasonality, which is primarily driven by higher revenues during the second half of the year as compared to the first half. For example, net cash provided by operating activities during the second half of 2022 was $66.3 million, which represented more than 100% of the total cash provided by operating activities for the full year 2022.

As of December 31, 2022, our cash, cash equivalents and marketable securities totaled $367.3 million. Our cash, net of the outstanding principal balance of the 2025 Notes, as of December 31, 2022 was $223.6 million. The overall cash provided by operating activities of $5.7 million for the year ended December 31, 2022 was primarily attributable to net income of $28.8 million, adjusted for other non-cash expenses of $54.3 million, and deferred income tax expense of $2.7 million, partially offset by net cash outflows from changes in our working capital of $80.1 million. Working capital changes for the year ended December 31, 2022 of $80.1 million were the result of a decrease in accounts payable and other liabilities of $97.1 million and an increase in inventory of $40.7 million, partially offset by a decrease in accounts receivable of $37.8 million, an increase in deferred revenue of $12.0 million, and a decrease in prepaid expenses and other assets of $7.9 million. The changes in working capital for the year ended December 31, 2022 reflect a change in the presentation of inventory components related to one of our contract manufacturers from prepaid expenses to inventory, due to changes in the contractual arrangement. This presentation change did not have a net impact on cash used in operating activities. As of December 31, 2022, $18.7 million of cash was held by our foreign subsidiaries.

Convertible Notes

In April 2017, we issued $175.0 million aggregate principal amount of the 2022 Notes in a private placement to purchasers for resale to qualified institutional buyers. The 2022 Notes were senior, unsecured obligations with a maturity date of April 15, 2022. We paid interest on the 2022 Notes semi-annually in arrears on April 15 and October 15 of each year.

On April 15, 2022, we repaid $125.0 million of principal and $2.2 million of accrued interest in cash to the debt holders to fully settle the 2022 Notes on the maturity date. Because our average stock price did not exceed the initial conversion price of $10.64 of the 2022 Notes, there was no further dilution.

In connection with the 2022 Notes offering, we entered into a prepaid forward stock repurchase transaction agreement (Prepaid Forward) with a financial institution. Pursuant to the Prepaid Forward, we used approximately $78.0 million of the proceeds from the offering of the 2022 Notes to pay the prepayment amount. The aggregate number of shares of our Class A common stock underlying the Prepaid Forward was approximately 9.2 million shares. The shares purchased under the Prepaid Forward were treated as treasury stock on the Consolidated Balance Sheets (and not outstanding for purposes of the calculation of basic and diluted income (loss) per share), but remained outstanding for corporate law purposes, including for purposes of any future stockholders' votes, until the Forward Counterparty delivered the shares underlying the Prepaid Forward to us. The net proceeds from the 2022 Convertible Senior Notes offering of approximately $91 million were used for general corporate purposes.

In the fourth quarter of 2020, 8.8 million shares out of the 9.2 million shares of Class A common stock underlying the Prepaid Forward were early settled and delivered to us. In April 2021, the remaining 0.4 million shares of Class A common stock underlying the Prepaid Forward were early settled and delivered to us. There was no financial statement impact due to the return of shares; however, shares outstanding for corporate law purposes were reduced by the early settlement.

In November 2020, we issued $143.8 million aggregate principal amount of 2025 Notes in a private placement to purchasers for resale to qualified institutional buyers. The 2025 Notes mature on November 15, 2025, unless earlier repurchased or converted into shares of Class A common stock subject to certain conditions. The 2025 Notes are convertible into cash, shares of the Class A common stock, or a combination thereof, at our election, at an initial conversion rate of 107.1984 shares of common stock per $1,000 principal amount of the 2025 Notes, which is equivalent to an initial conversion price of approximately $9.3285 per share of common stock, subject to adjustment. We pay interest on the 2025 Notes semi-annually, which is due on May 15 and November 15 of each year.

In connection with the offering of the 2025 Notes, we entered into privately negotiated capped call transactions with certain financial institutions (Capped Calls). We used $10.2 million of the net proceeds from the sale of the 2025 Notes to purchase the Capped Calls and $56.2 million of the net proceeds to repurchase $50.0 million of aggregate principal amount of the 2022 Notes. The remaining net proceeds were used for general corporate purposes.

The following table summarizes our contractual obligations related to the 2025 Convertible Notes as of December 31, 2022 and the expected timing of those payments:

(in thousands)	Total		Next 12 Months		Beyond 12 Months	
Short-term and Long-term debt [1]	$	149,141	$	1,797	$	147,344
Total contractual cash obligations	$	149,141	$	1,797	$	147,344

[1] Our convertible senior notes are due in November 2025. The balances include accrued and unpaid interest as of December 31, 2022. Refer to Note 4 Financing arrangements in the Notes to Consolidated Financial Statements for additional discussion regarding the 2025 Notes.

Other Contractual Commitments

In the ordinary course of business, we enter into multi-year agreements to purchase sponsorships with event organizers, resorts and athletes as part of our marketing efforts; software licenses related to our financial and IT systems; operating lease arrangements to support our operations in the U.S. and international locations; and various other contractual commitments. The following table summarizes our other contractual obligations as of December 31, 2022, and the expected timing of those payments:

(in thousands)	Total		Next 12 Months		Beyond 12 Months	
Operating lease obligations [1]	$	48,884	$	12,054	$	36,830
Other contractual commitments		78,955		52,472		26,483
Total contractual cash obligations	$	127,839	$	64,526	$	63,313

[1] Operating lease obligations exclude cash inflows from existing contractual facility subleases through the end of 2026.

See Note 9 Commitments, contingencies and guarantees, for a discussion regarding facility leases and other contractual commitments in the Notes to Consolidated Financial Statements.

Liquidity

Based on our most current projections, we believe that our cash, cash equivalents, marketable securities and amounts available under our credit facility, will be sufficient to address our working capital needs, capital expenditures, outstanding commitments and other liquidity requirements for at least one year from the issuance of these financial statements.

- We expect that operating expenses and inventory purchases will constitute a material use of our cash balances. We intend to continue to manage our operating activities in line with our existing cash and available financial resources.

- In January 2021, we entered into a Credit Agreement which provides for a revolving credit facility under which we may borrow up to an aggregate amount of $50.0 million. Our credit facility will terminate and any outstanding borrowings become due and payable on the earlier of (i) January 2024 and (ii) unless we have cash in a specified deposit account in an amount equal to or greater than the amount required to repay our convertible notes due April 2022, 91 days prior to the maturity date of such convertible notes. No borrowings have been made from the credit facility to date (See Note 4 Financing arrangements, in the Notes to Consolidated Financial Statements for additional information).

- The $125.0 million aggregate principal amount of the 2022 Notes matured on April 15, 2022. We repaid $127.2 million on April 15, 2022 to the debt holders of the 2022 Notes, which represented the full outstanding principal balance plus accrued interest as of the maturity date.

- The $143.8 million aggregate principal amount of the 2025 Notes matures on November 15, 2025, unless earlier repurchased or converted into shares of Class A common stock subject to certain conditions. We intend to deliver cash up to the principal amount of the 2025 Notes, based on our current and projected liquidity levels.

In the future, we may require additional financing to respond to business opportunities, challenges or unforeseen circumstances. If we are unable to obtain adequate debt or equity financing when we require it or on terms

acceptable to us, our ability to grow or support our business, repay debt and respond to business challenges could be significantly limited. Although we believe we have adequate sources of liquidity over the long term, the success of our operations and the global economic outlook, among other factors, could impact our business and liquidity.

Summary of Cash Flow

The following table summarizes our cash flows for the periods indicated:

| (in thousands) | Year ended December 31, | | | 2022 vs 2021 | 2021 vs 2020 |
	2022	2021	2020	% Change	% Change
Net cash provided by (used in):					
Operating activities	$ 5,747	$ 229,153	$ 93,782	(97)%	144 %
Investing activities	$ (8,388)	$ (143,719)	$ 9,511	(94)	(1,611)
Financing activities	$ (173,269)	$ (9,889)	$ 71,977	1,652 %	(114)%

Cash flows from operating activities

Cash provided by operating activities of $5.7 million for the year ended December 31, 2022 was primarily attributable to net income of $28.8 million, adjusted for other non-cash expenses of $54.3 million, and deferred income tax expense of $2.7 million, partially offset by net cash outflows from changes in our working capital of $80.1 million. Working capital changes for the year ended December 31, 2022 of $80.1 million were the result of a decrease in accounts payable and other liabilities of $97.1 million and an increase in inventory of $40.7 million, partially offset by a decrease in accounts receivable of $37.8 million, an increase in deferred revenue of $12.0 million, and a decrease in prepaid expenses and other assets of $7.9 million. The changes in working capital for the year ended December 31, 2022 reflect a change in the presentation of inventory components related to one of our contract manufacturers from prepaid expenses to inventory, due to changes in the contractual arrangement. This presentation change did not have a net impact on cash used in operating activities.

Cash flows from investing activities

Cash used in investing activities of $8.4 million for the year ended December 31, 2022 was primarily attributable to purchases of marketable securities of $165.6 million and net purchases of property and equipment of $3.4 million, partially offset by maturities of marketable securities of $160.6 million.

Cash flows from financing activities

Cash used in financing activities of $173.3 million for the year ended December 31, 2022 was primarily attributable to the repayment of our 2022 Notes of $125.0 million, $39.6 million in repurchases of our outstanding common stock and $13.4 million in tax payments for net restricted stock unit (RSU) settlements, partially offset by $4.8 million of inflows from stock purchases made through our employee stock purchase plan and employee stock option exercises.

Indemnifications

The information set forth under Note 9 Commitments, Contingencies and Guarantees to the consolidated financial statements under the caption "Indemnifications" is incorporated herein by reference.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that can significantly impact the amounts we report as assets, liabilities, revenue, costs and expenses and the related disclosures. Note 1 Summary of business and significant accounting policies, to the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K describes the significant accounting policies and methods used in the preparation of the consolidated financial statements. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Our actual results could differ significantly from these estimates. We believe that the accounting policies discussed below are critical

to understanding our historical and future performance as these policies involve a greater degree of judgment and complexity. Our senior management has reviewed these critical accounting policies and related disclosures with the Audit Committee of our board of directors.

Revenue recognition

We derive substantially all of our revenue from the sale of cameras, mounts, accessories, subscription and service, and the related implied post contract support to customers. We recognize revenue when control of the promised goods or services are transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The transaction price we expect to be entitled to is primarily comprised of product revenue, net of returns and variable consideration, which includes sales incentives provided to customers.

For most of our revenue, revenue is recognized at the time the product is shipped and when collection is considered probable. Subscription and service revenue is primarily derived from the sale of our GoPro subscription and Quik subscription sold on GoPro.com and the Quik mobile app, and is recognized on a ratable basis over the subscription term, with payments received in advance of services being rendered recorded in deferred revenue. For customers who purchase products directly from GoPro.com, we retain a portion of the risk of loss on these sales during transit, which are accounted for as fulfillment costs.

Our camera sales contain multiple performance obligations that can include the following four separate obligations: a) a camera hardware component (which may be bundled with hardware accessories) and the embedded firmware essential to the functionality of the camera component delivered at the time of sale, b) a subscription and service, c) the implied right for the customer to receive post contract support after the initial sale (PCS), and d) the implicit right to our downloadable free apps and software solutions. PCS includes the right to receive, on a when and if available basis, future unspecified firmware upgrades and features as well as bug fixes, and email, chat and telephone support. Judgment is required to properly identify the units of accounting for our camera sales arrangements.

For our camera sale arrangements with multiple performance obligations, revenue is allocated to each performance obligation based on its relative standalone selling price. Standalone selling prices are based on observable prices at which we separately sell our products, subscription, and service. If a standalone selling price is not directly observable, then we estimate the standalone selling prices considering market conditions and entity-specific factors. For example, the standalone selling price for PCS is determined based on a cost-plus approach, which incorporates the level of support provided to customers, estimated costs to provide our support, and the amount of time and cost that is allocated to our efforts to develop the undelivered elements. While changes in the allocation of the transaction price among the performance obligations will not affect the amount of total revenue ultimately recognized for a particular camera sale arrangement, any significant change in these allocations could impact the timing of revenue recognition, which could have a material effect on our financial condition and results of operations.

Our standard terms and conditions for non-web based sales do not allow for product returns other than under warranty. However, we grant limited rights to return product for certain large retailers. Estimates of expected future product returns are recognized at the time of sale based on analyses of historical return trends by customer class and other factors. An estimated return liability along with a right to recover assets are recorded for future product returns. Return trends are influenced by product life cycles, new product introductions, market acceptance of products, product sell-through, the type of customer, seasonality and other factors. Return rates may fluctuate over time, but are sufficiently predictable to allow us to estimate expected future product returns. Actual returns in any future period could differ from our estimates, which could impact the revenue that we report.

We provide our customers with sales incentives through various programs, including cooperative advertising, price protection, marketing development funds and other incentives. Sales incentives are considered to be variable consideration, which we estimate and record as a reduction to revenue at the date of sale. Sales incentives are influenced by historical experience, product sell-through and other factors. Actual sales incentives and their impact on reported revenue could differ from our estimates.

Inventory valuation

Inventory consists of finished goods and component parts, and is stated at the lower of cost or net realizable value on a first-in, first-out basis. Our inventory balances were $127.1 million and $86.4 million as of December 31, 2022 and 2021, respectively. Our assessment of market value requires the use of estimates regarding the net realizable value of our inventory balances, including an assessment of excess or obsolete inventory. We determine excess or obsolete inventory based on multiple factors, including market conditions, an estimate of the future demand for our products within a specified time horizon, generally 12 months, product life cycle status, product development plans and current sales levels.

Warranty

We establish a liability for estimated product warranty costs at the time product revenue is recognized. We generally provide a 12-month warranty coverage on all of our products except in the European Union, where we provide a 24-month warranty. We also offer extended warranty programs for a fee. Our estimate of costs to service our warranty obligations are based on historical experience of repair and replacement of the associated products and expectations of future conditions. The warranty obligation is affected by product failure rates and the related use of materials, labor costs and freight incurred in correcting any product failure. Should actual product failure rates, use of materials or other costs differ from our estimates, additional warranty liabilities could be required, which could materially affect our results of operations.

Income taxes

We are subject to income taxes in the United States and multiple foreign jurisdictions. Our effective tax rates differ from the United States federal statutory rate, primarily due to changes in our valuation allowance, the effect of non-United States operations, deductible and non-deductible stock-based compensation expense, state taxes, federal and state research and development tax credits and other adjustments. Our effective tax rate was 16.3%, negative 312.0% and negative 7.8% in 2022, 2021 and 2020, respectively. The calculation of our provision for income taxes involves the use of estimates, assumptions and judgments while taking into account current tax laws, our interpretation of current tax laws and possible outcomes of future tax audits. We review our tax positions quarterly and adjust the balances as new information becomes available. Our income tax rate is primarily affected by the tax rates that apply to our foreign earnings.

Each quarter, we assess the recoverability of our existing deferred tax assets under ASC Topic 740. We assess available positive and negative evidence to estimate whether sufficient future taxable income will be generated to use our existing deferred tax assets. In the assessment for the year ended December 31, 2021, we concluded it was more likely than not that our deferred tax assets related to future United States federal and state income taxes will be realizable, therefore, in 2021, the United States federal and state valuation allowances were released. For the period ending December 31, 2022 we continue to believe that it is more likely than not that our United States federal and state and foreign deferred tax assets will be realized and thus, a valuation allowance is not required on our deferred tax assets. We will continue assessing the realizability of the deferred tax assets in each applicable jurisdictions going forward.

Uncertain tax positions. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We file annual income tax returns in multiple taxing jurisdictions around the world and a number of years may elapse before an uncertain tax position is audited by the relevant tax authorities and finally resolved. We have established reserves to address potential exposures related to tax positions that could be challenged by tax authorities. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position and we can provide no assurance that the final tax outcome of these matters will not be materially different, we believe that we have adequately reserved for our uncertain tax positions.

Our future effective tax rates could be adversely affected if actual earnings are different than our estimates, by changes in the valuation of our deferred tax assets or liabilities, outcomes resulting from income tax examinations, or by changes or interpretations in tax laws, regulations or accounting principles.

Impairment of goodwill and long-lived assets

We perform an annual assessment of our goodwill during the fourth quarter of each calendar year or more frequently if indicators of potential impairment exist, such as an adverse change in business climate or a decline in the overall industry demand, that would indicate it is more likely than not that the fair value of our single reporting unit would be less than its carrying value. If we determine that it is more likely than not that the fair value of our single reporting unit is less than its carrying value, we measure the amount of impairment as the amount the carrying value of our single reporting entity exceeds the fair value. As of December 31, 2022, we determined that no impairment of the carrying value of goodwill was required.

Long-lived assets, such as property and equipment, intangible assets subject to amortization and right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount to the estimated future undiscounted cash flows expected to be generated by the asset group. If it is determined that an asset group is not recoverable, an impairment charge is recognized for the amount by which the carrying amount of the asset group exceeds its fair value. We recorded a $12.5 million right-of-use asset impairment in 2020 primarily related to our headquarters campus. We used the following significant assumptions to determine the impairment charge: future sublease rental rates, future sublease market conditions and a discount rate based on the weighted-average cost of capital.

Recent Accounting Pronouncements

Refer to Recent Accounting Pronouncements in Note 1 Summary of business and significant accounting policies, to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Non-GAAP Financial Measures

We report net income (loss) and diluted net income (loss) per share in accordance with United States generally accepted accounting principles (GAAP) and on a non-GAAP basis. We additionally report non-GAAP adjusted EBITDA. Revenue, gross profit, gross margin percentage, adjusted EBITDA as a percentage of revenue, and street average selling price are also presented on a constant currency basis to show performance unaffected by fluctuations in currency exchange rates. We calculate constant currency amounts by translating current period amounts at the prior period's average exchange rate and compare that to current period performance. We use non-GAAP financial measures to help us understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operational plans. Our management uses, and believes that investors benefit from referring to these non-GAAP financial measures in assessing our operating results. These non-GAAP financial measures should not be considered in isolation from, or as an alternative to, the measures prepared in accordance with GAAP, and are not based on any comprehensive set of accounting rules or principles. We believe that these non-GAAP measures, when read in conjunction with our GAAP financials, provide useful information to investors by facilitating:

- the comparability of our on-going operating results over the periods presented;

- the ability to identify trends in our underlying business; and

- the comparison of our operating results against analyst financial models and operating results of other public companies that supplement their GAAP results with non-GAAP financial measures.

These non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. Some of these limitations are:

- adjusted EBITDA does not reflect tax payments that reduce cash available to us;

- adjusted EBITDA excludes depreciation and amortization and, although these are non-cash charges, the property and equipment being depreciated and amortized often will have to be replaced in the future, and adjusted EBITDA does not reflect any cash capital expenditure requirements for such replacements;

- adjusted EBITDA excludes the amortization of point of purchase (POP) display assets because it is a non-cash charge, and is treated similarly to depreciation of property and equipment and amortization of acquired intangible assets;

- adjusted EBITDA and non-GAAP net income (loss) exclude restructuring and other related costs which primarily include severance-related costs, stock-based compensation expenses, manufacturing consolidation charges, facilities consolidation charges recorded in connection with restructuring actions, including right-of-use asset impairment charges, and the related ongoing operating lease cost of those facilities recorded under ASC 842, *Leases*. These expenses do not reflect expected future operating expenses and do not contribute to a meaningful evaluation of current operating performance or comparisons to the operating performance in other periods;

- adjusted EBITDA and non-GAAP net income (loss) exclude stock-based compensation expense related to equity awards granted primarily to our workforce. We exclude stock-based compensation expense because we believe that the non-GAAP financial measures excluding this item provide meaningful supplemental information regarding operational performance. In particular, we note that companies calculate stock-based compensation expense for the variety of award types that they employ using different valuation methodologies and subjective assumptions. These non-cash charges are not factored into our internal evaluation of net income (loss) as we believe their inclusion would hinder our ability to assess core operational performance;

- adjusted EBITDA and non-GAAP net income (loss) exclude the loss on extinguishment of debt because it is not reflective of ongoing operating results in the period, and such losses vary in the frequency and amount;

- non-GAAP net income (loss) excludes acquisition-related costs including the amortization of acquired intangible assets (primarily consisting of acquired technology), the impairment of acquired intangible assets (if applicable), as well as third-party transaction costs incurred for legal and other professional services. These costs are not factored into our evaluation of potential acquisitions, or of our performance after completion of the acquisitions, because these costs are not related to our core operating performance or reflective of ongoing operating results in the period, and the frequency and amount of such costs vary significantly based on the timing and magnitude of our acquisition transactions and the maturities of the businesses being acquired. Although we exclude the amortization of acquired intangible assets from our non-GAAP net income (loss), management believes that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation;

- non-GAAP net income (loss) excludes non-cash interest expense. Prior to the adoption of ASU 2020-06 in fiscal year 2022, we were required to recognize non-cash interest expense related to the amortization of a debt discount associated with our 2022 Notes and 2025 Notes in accordance with the prior authoritative accounting guidance for convertible debt that may be settled in cash. From fiscal year 2022 and onwards, this debt discount accounting requirement was removed, and as a result, non-cash interest expense will no longer be a reconciling item between GAAP and non-GAAP net income (loss);

- non-GAAP net income (loss) excludes a gain on the sale and license of intellectual property. This gain is not related to our core operating performance or reflective of ongoing operating results in the period, and the frequency and amount of such gains are inconsistent;

- non-GAAP net income (loss) includes income tax adjustments. We utilize a cash-based non-GAAP tax expense approach (based upon expected annual cash payments for income taxes) for evaluating operating performance as well as for planning and forecasting purposes. This non-GAAP tax approach eliminates the effects of period specific items, which can vary in size and frequency and does not necessarily reflect our long-term operations. Historically, we computed a non-GAAP tax rate based on non-GAAP pre-tax income on a quarterly basis, which considered the income tax effects of the adjustments above;

- GAAP and non-GAAP net income (loss) per share includes the dilutive, tax effected cash interest expense associated with our 2022 Notes and 2025 Notes, as if converted at the beginning of the period in connection with the adoption of ASU 2020-06 on January 1, 2022; and

- other companies may calculate these non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

The following tables present a reconciliation of net income (loss) to adjusted EBITDA:

| | Three months ended December 31, | |
	2022	2021
(in thousands)		
Net income	$ 3,073	$ 52,626
Income tax benefit	(413)	(392)
Interest (income) expense, net	(486)	5,701
Depreciation and amortization	1,980	2,363
POP display amortization	490	737
Stock-based compensation	9,565	10,423
Restructuring and other costs	7,805	113
Adjusted EBITDA	$ 22,014	$ 71,571

| | Year ended December 31, | | | | |
	2022	2021	2020	2019	2018
(in thousands)					
Net income (loss)	$ 28,847	$ 371,171	$ (66,783)	$ (14,642)	$ (109,034)
Income tax expense (benefit)	5,606	(281,071)	4,826	(4,428)	1,359
Interest expense	3,131	22,678	19,993	17,872	17,278
Depreciation and amortization	8,570	10,962	19,065	26,268	35,063
POP display amortization	2,055	2,759	4,176	7,504	13,482
Stock-based compensation	38,991	38,650	29,963	37,188	40,887
Loss on extinguishment of debt	—	—	5,389	—	—
Restructuring and other costs	7,554	2,649	26,571	2,196	22,743
Adjusted EBITDA	$ 94,754	$ 167,798	$ 43,200	$ 71,958	$ 21,778

The following tables present a reconciliation of net income (loss) to non-GAAP net income (loss):

		Three months ended December 31,		
(in thousands, except per share data)		**2022**		**2021**
Net income	$	3,073	$	52,626
Stock-based compensation		9,565		10,423
Acquisition-related costs		—		71
Restructuring and other costs		7,805		113
Non-cash interest expense		—		3,673
Income tax adjustments		647		(759)
Non-GAAP net income	$	21,090	$	66,147
GAAP net income - basic	$	3,073	$	52,626
Add: Interest on convertible notes, tax effected*		334		—
GAAP net income - diluted	$	3,407	$	52,626
Non-GAAP net income - basic	$	21,090	$	66,147
Add: Interest on convertible notes, tax effected*		334		—
Non-GAAP net income - diluted	$	21,424	$	66,147
GAAP diluted net income per share	$	0.02	$	0.32
Non-GAAP diluted net income per share	$	0.12	$	0.41
GAAP shares for basic net income per share		155,340		156,221
Add: Effect of dilutive securities		16,784		6,521
GAAP shares for diluted net income per share		172,124		162,742
Add: Effect of non-GAAP only dilutive securities		—		—
Non-GAAP shares for diluted net income per share		172,124		162,742

* Reflects the use of the if-converted method for our convertible notes, effective January 1, 2022 due to the adoption of ASU 2020-06.

(in thousands)	Year ended December 31,				
	2022	**2021**	**2020**	**2019**	**2018**
Net income (loss)	$ 28,847	$ 371,171	$ (66,783)	$ (14,642)	$ (109,034)
Stock-based compensation	38,991	38,650	29,963	37,188	40,887
Acquisition-related costs	47	1,152	4,598	7,818	11,456
Restructuring and other costs	7,554	2,649	26,571	2,196	22,743
Non-cash interest expense	—	14,208	10,366	8,987	8,112
Loss on extinguishment of debt	—	—	5,389	—	—
Gain on sale and license of intellectual property	—	—	—	—	(5,000)
Income tax adjustments	5,484	(281,762)	2,675	(6,292)	(1,073)
Non-GAAP net income (loss)	$ 80,923	$ 146,068	$ 12,779	$ 35,255	$ (31,909)
GAAP net income (loss) - basic	$ 28,847	$ 371,171	$ (66,783)	$ (14,642)	$ (109,034)
Add: Interest on convertible notes, tax effected*	3,055	—	—	—	—
GAAP net income (loss) - diluted	$ 31,902	$ 371,171	$ (66,783)	$ (14,642)	$ (109,034)
Non-GAAP net income (loss) - basic	$ 80,923	$ 146,068	$ 12,779	$ 35,255	$ (31,909)
Add: Interest on convertible notes, tax effected*	3,055	—	—	—	—
Non-GAAP net income (loss) - diluted	$ 83,978	$ 146,068	$ 12,779	$ 35,255	$ (31,909)
GAAP diluted net income (loss) per share	$ 0.18	$ 2.27	$ (0.45)	$ (0.10)	$ (0.78)
Non-GAAP diluted net income (loss) per share	$ 0.47	$ 0.90	$ 0.08	$ 0.24	$ (0.23)
GAAP shares for basic net income (loss) per share	156,181	154,274	149,037	144,891	139,495
Add: Effect of dilutive securities	22,098	8,904	—	—	—
GAAP shares for diluted net income (loss) per share	178,279	163,178	149,037	144,891	139,495
Add: Effect of non-GAAP only dilutive securities	—	—	3,096	1,580	—
Non-GAAP shares for diluted net income (loss) per share	178,279	163,178	152,133	146,471	139,495

* Reflects the use of the if-converted method for our convertible notes, effective January 1, 2022 due to the adoption of ASU 2020-06.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include foreign currency and interest rate risks as follows:

Foreign currency risk. Revenue generated from GoPro.com, which has increased as a result of our focus on our direct-to-consumer sales strategy, is denominated in U.S. dollars and various foreign currencies. To date, the majority of our inventory purchases have been denominated in our functional currency of the U.S. dollar. Our operations outside of the United States hold foreign denominated cash balances and incur a majority of their operating expenses in foreign currencies. We therefore have foreign currency risk related to these currencies, which are primarily the Euro, British pound, Singaporean dollar, Australian dollar, and Canadian dollar. Changes in exchange rates, and in particular, a weakening of foreign currencies relative to the U.S. dollar will negatively affect our revenue and operating income as expressed in U.S. dollars. Our full year 2022 revenue was negatively impacted when compared to 2021 by approximately $50.4 million due to the strengthening of the U.S. dollar.

To date, we have not entered into any foreign currency exchange contracts or derivatives and we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. Our continued growth of our direct-to-consumer channel through GoPro.com increases our exposure to exchange rate fluctuations and, as a result, such fluctuations could have a significant impact on our future results of operations.

Interest rate risk. Our exposure to market risk for changes in interest rates primarily relates to our cash and cash equivalents and marketable securities. Our cash equivalents and marketable securities are comprised of money market funds, commercial paper, government securities and corporate debt securities. The primary objectives of our investment activities are to preserve principal and provide liquidity without significantly increasing risk. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the nature of our investment portfolio, we do not believe that an immediate 10% shift in interest rates would have a material effect on the fair value of our investment portfolio.

The fair value of our 2025 Convertible Senior Notes (2025 Notes) is subject to interest rate risk, market risk and other factors due to the conversion feature. The capped call that was entered into concurrently with the issuance of our 2025 Notes were completed to reduce the potential dilution from the conversion of the 2025 Notes. The fair value of the 2025 Notes will generally increase as interest rates fall and decrease as interest rates rise. In addition, the fair value of the 2025 Notes will generally increase as our Class A common stock price increases and will generally decrease as our common stock price declines. The interest and market value changes affect the fair value of the 2025 Notes but do not impact our financial position, cash flows or results of operations due to the fixed nature of the debt obligation.

Item 8. Financial Statements and Supplementary Data

GoPro, Inc.
Index to consolidated financial statements

The supplementary financial information required by this Item 8, is included in Part II, Item 7 under the caption Results of Operations, which is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of GoPro, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of GoPro, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for convertible debt in 2022.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As described in Note 1 to the consolidated financial statements, substantially all revenue is derived from the sales of cameras, mounts, accessories, subscription and service, and implied post contract support to customers. The transaction price recognized as revenue represents the consideration the Company expects to be entitled to and is primarily comprised of product revenue, net of returns and variable consideration, which includes sales incentives provided to customers. The Company recognizes revenue from its sales arrangements when control of the promised goods or services are transferred to its customers, in an amount that reflects the amount of consideration expected to be received in exchange for the transferred goods or services. The Company's revenue was $1,094 million for the year ended December 31, 2022.

The principal consideration for our determination that performing procedures relating to revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process. These procedures also included, among others (i) evaluating certain revenue transactions by testing the issuance and settlement of invoices and credit memos, tracing transactions not settled to a detailed listing of accounts receivable, and testing the completeness and accuracy of data provided by management; (ii) evaluating, on a sample basis, revenue transactions by obtaining and inspecting source documents, including sales orders, invoices, shipping and delivery documents, and cash receipts, where applicable; (iii) evaluating, on a sample basis, for certain revenue transactions, the timing of revenue recognition by obtaining and inspecting shipping and delivery documents; (iv) recalculating, on a sample basis, amortization of subscription revenue; (v) evaluating the reasonableness of variable consideration, on a sample basis, by testing credit memos during the year and testing the completeness and accuracy of the data used to determine the year end accrual; and (vi) testing, on a sample basis, outstanding customer invoice balances as of December 31, 2022 by obtaining and inspecting source documents, including sales orders, invoices, shipping and delivery documents, and subsequent cash receipts, where applicable.

/s/ PricewaterhouseCoopers LLP
San Jose, California
February 10, 2023

We have served as the Company's auditor since 2011.

GoPro, Inc.
Consolidated Balance Sheets

(in thousands, except par values)		December 31, 2022		December 31, 2021
Assets				
Current assets:				
Cash and cash equivalents	$	223,735	$	401,087
Marketable securities		143,602		137,830
Accounts receivable, net		77,008		114,221
Inventory		127,131		86,409
Prepaid expenses and other current assets		34,551		42,311
Total current assets		606,027		781,858
Property and equipment, net		13,327		19,003
Operating lease right-of-use assets		21,819		27,320
Goodwill		146,459		146,459
Other long-term assets		289,293		285,239
Total assets	$	1,076,925	$	1,259,879
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	91,648	$	171,545
Accrued expenses and other current liabilities		118,877		128,572
Short-term operating lease liabilities		9,553		9,819
Deferred revenue		55,850		42,505
Short-term debt		—		122,391
Total current liabilities		275,928		474,832
Long-term taxes payable		9,536		7,319
Long-term debt		141,017		111,289
Long-term operating lease liabilities		33,446		43,025
Other long-term liabilities		5,439		7,500
Total liabilities		465,366		643,965
Commitments, contingencies and guarantees (Note 9)				
Stockholders' equity:				
Preferred stock, $0.0001 par value, 5,000 shares authorized; none issued		—		—
Common stock and additional paid-in capital, $0.0001 par value, 500,000 Class A shares authorized, 128,629 and 129,815 shares issued and outstanding, respectively; 150,000 Class B shares authorized, 26,259 and 26,659 shares issued and outstanding, respectively		960,903		1,008,872
Treasury stock, at cost, 16,677 and 10,710 shares, respectively		(153,231)		(113,613)
Accumulated deficit		(196,113)		(279,345)
Total stockholders' equity		611,559		615,914
Total liabilities and stockholders' equity	$	1,076,925	$	1,259,879

The accompanying notes are an integral part of these consolidated financial statements.

GoPro, Inc.
Consolidated Statements of Operations

(in thousands, except per share data)	Year ended December 31,					
		2022		**2021**		**2020**
Revenue	$	1,093,541	$	1,161,084	$	891,925
Cost of revenue		686,713		683,979		577,411
Gross profit		406,828		477,105		314,514
Operating expenses:						
Research and development		139,885		141,494		131,589
Sales and marketing		166,967		156,694		151,380
General and administrative		61,021		65,701		68,364
Total operating expenses		367,873		363,889		351,333
Operating income (loss)		38,955		113,216		(36,819)
Other income (expense):						
Interest expense		(6,242)		(22,940)		(20,257)
Other income (expense), net		1,740		(176)		(4,881)
Total other expense, net		(4,502)		(23,116)		(25,138)
Income (loss) before income taxes		34,453		90,100		(61,957)
Income tax expense (benefit)		5,606		(281,071)		4,826
Net income (loss)	$	28,847	$	371,171	$	(66,783)
Net income (loss) per share:						
Basic	$	0.18	$	2.41	$	(0.45)
Diluted	$	0.18	$	2.27	$	(0.45)
Shares used to compute net income (loss) per share:						
Basic		156,181		154,274		149,037
Diluted		178,279		163,178		149,037

The accompanying notes are an integral part of these consolidated financial statements.

GoPro, Inc.
Consolidated Statements of Stockholders' Equity

(in thousands)	Common stock and additional paid-in capital		Treasury stock	Accumulated deficit	Stockholders' equity
	Shares	Amount	Amount		
Balances at December 31, 2019	146,818 $	930,875	$ (113,613)	$ (583,733)	$ 233,529
Common stock issued under employee benefit plans, net of shares withheld for tax	4,301	5,481	—	—	5,481
Taxes paid related to net share settlements	—	(6,207)	—	—	(6,207)
Stock-based compensation expense	—	29,963	—	—	29,963
Equity component of 2025 convertible senior notes	—	35,674	—	—	35,674
Purchase of Capped Calls related to 2025 convertible senior notes	—	(10,249)	—	—	(10,249)
Equity component of partial repurchase of 2022 convertible senior notes	—	(5,390)	—	—	(5,390)
Net loss	—		—	(66,783)	(66,783)
Balances at December 31, 2020	151,119 $	980,147	$ (113,613)	$ (650,516)	$ 216,018
Common stock issued under employee benefit plans, net of shares withheld for tax	5,355	7,453	—	—	7,453
Taxes paid related to net share settlements	—	(17,379)	—	—	(17,379)
Stock-based compensation expense	—	38,651	—	—	38,651
Net income		—	—	371,171	371,171
Balances at December 31, 2021	156,474 $	1,008,872	$ (113,613)	$ (279,345)	$ 615,914
Common stock issued under employee benefit plans, net of shares withheld for tax	4,381	4,681	—	—	4,681
Taxes paid related to net share settlements	—	(13,410)	—	—	(13,410)
Stock-based compensation expense (Note 6)	—	38,991	—	—	38,991
Repurchase of outstanding common stock	(5,967)	(1)	(39,618)	—	(39,619)
Cumulative effect of adoption of new accounting standard	—	(78,230)	—	54,385	(23,845)
Net income	—	—	—	28,847	28,847
Balances at December 31, 2022	154,888 $	960,903	$ (153,231)	$ (196,113)	$ 611,559

The accompanying notes are an integral part of these consolidated financial statements.

GoPro, Inc.
Consolidated Statements of Cash Flows

(in thousands)	Year ended December 31,		
	2022	**2021**	**2020**
Operating activities:			
Net income (loss)	$ 28,847	$ 371,171	$ (66,783)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	8,570	10,962	19,065
Non-cash operating lease cost	5,501	4,240	6,565
Stock-based compensation	38,991	38,650	29,963
Deferred income taxes	2,710	(273,541)	(50)
Non-cash restructuring charges	228	(99)	5,242
Impairment of right-of-use assets	—	—	12,460
Non-cash interest expense	—	14,208	10,366
Loss on extinguishment of debt	—	—	5,389
Other	1,022	2,243	1,072
Changes in operating assets and liabilities:			
Accounts receivable, net	37,829	(8,142)	93,084
Inventory	(40,722)	11,505	46,322
Prepaid expenses and other assets	7,922	(17,513)	6,392
Accounts payable and other liabilities	(97,112)	56,262	(87,501)
Deferred revenue	11,961	19,207	12,196
Net cash provided by operating activities	5,747	229,153	93,782
Investing activities:			
Purchases of property and equipment, net	(3,447)	(5,545)	(4,881)
Purchases of marketable securities	(165,590)	(146,515)	—
Maturities of marketable securities	160,649	8,341	14,830
Asset acquisition	—	—	(438)
Net cash provided by (used in) investing activities	(8,388)	(143,719)	9,511
Financing activities:			
Proceeds from issuance of common stock	4,760	7,490	5,435
Taxes paid related to net share settlement of equity awards	(13,410)	(17,379)	(6,207)
Proceeds from issuance of 2025 convertible senior notes	—	—	143,750
Payment of debt issuance costs	—	—	(4,752)
Repurchase of outstanding common stock	(39,619)	—	—
Purchase of Capped Calls related to 2025 convertible senior notes	—	—	(10,249)
Payments for 2022 convertible senior notes partial repurchase	—	—	(56,000)
Proceeds from borrowings	—	—	30,000
Repayment of debt	(125,000)	—	(30,000)
Net cash provided by (used in) financing activities	(173,269)	(9,889)	71,977

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,442)		(2,112)		2,083
Net change in cash, cash equivalents and restricted cash	(177,352)		73,433		177,353
Cash, cash equivalents and restricted cash at beginning of period	401,087		327,654		150,301
Cash, cash equivalents and restricted cash at end of period	$ 223,735	$	401,087	$	327,654
Supplementary cash flow disclosure:					
Cash paid for interest	$ 4,258	$	6,127	$	6,717
Cash paid for income taxes, net	$ 2,100	$	810	$	2,237
Non-cash investing and financing activities:					
Purchases of property and equipment included in accounts payable and accrued liabilities	$ 215	$	587	$	1,030

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of business and significant accounting policies

GoPro, Inc. and its subsidiaries (GoPro or the Company) make it easy for the world to capture and share itself in immersive and exciting ways, helping people get the most out of their photos and videos. The Company is committed to developing solutions that create an easy, seamless experience for consumers to capture, create, manage and share engaging personal content. To date, the Company's cameras, mountable and wearable accessories, and subscription and service have generated substantially all of its revenue. The Company sells its products globally on its website, and through retailers and wholesale distributors. The Company's global corporate headquarters are located in San Mateo, California.

Basis of presentation. The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (GAAP) for financial information set forth in the Accounting Standards Codification (ASC), as published by the Financial Accounting Standards Board (FASB), and with the applicable rules and regulations of the Securities and Exchange Commission (SEC). The Company's fiscal year ends on December 31, and its fiscal quarters end on March 31, June 30 and September 30.

The Company's operating results, financial position and cash flows for fiscal years 2021 and 2020 were negatively impacted by the COVID-19 pandemic. As the global impact of the pandemic continued to evolve in 2021, the Company utilized its direct-to-consumer sales channel strategy through GoPro.com to maximize its reach to customers. This action, along with a reduction in on-going operating expenses, helped accelerate the Company's ability to consistently achieve profitability in 2021. The Company's operating results for the full year of 2022 were negatively impacted when compared to 2021 by a stronger U.S. dollar as well as inflationary pressure on operating costs such as wages and component price increases.

The consolidated financial statements reflect all adjustments, which are normal and recurring in nature, that management believes are necessary for the fair statement of the Company's financial statements, but are not necessarily indicative of the results expected for any other future period.

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. This accounting standard update, which was adopted effective January 1, 2022, had a significant impact on the ongoing accounting of the 2022 and 2025 Convertible Senior Notes. Due to the adoption of this accounting standard update under the modified retrospective method, prior periods were not restated. Refer to the Recent Accounting Standards section below for additional details on the adoption of this accounting standard update.

Principles of consolidation. These consolidated financial statements include all the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of estimates. The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the Company's consolidated financial statements and accompanying notes. Significant estimates and assumptions made by management include those related to revenue recognition and the allocation of the transaction price (including sales incentives, sales returns and implied post contract support), inventory valuation, product warranty liabilities, the valuation, impairment and useful lives of long-lived assets (property and equipment, operating lease right-of-use assets, intangible assets and goodwill), fair value of convertible senior notes, and income taxes. The Company bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances, including but not limited to the potential impacts arising from the COVID-19 pandemic, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The extent and continued impact of COVID-19 has been taken into account by management in making the significant assumptions and estimates related to the above; however, if the duration and spread of the outbreak, the impact on the Company's customers, and the effect on the Company's contract manufacturers, vendors and supply chains is different from the Company's estimates and assumptions, then actual results could differ materially. To the extent there are material differences between the estimates and the actual results, future results of operations could be affected.

Comprehensive income (loss). For all periods presented, comprehensive income (loss) approximated net income (loss). Therefore, the Consolidated Statements of Comprehensive Income (Loss) have been omitted.

Cash equivalents and marketable securities. Cash equivalents consist of investments in money market funds with maturities of three months or less from the date of purchase. Marketable securities consist of commercial paper, government securities and corporate debt securities, and are classified as available-for-sale securities. The Company views these securities as available to support current operations and has classified all available-for-sale securities as current assets. Available-for-sale securities are carried at fair value with unrealized gains and losses, if any, included in stockholders' equity. Unrealized gains and losses are charged against other income (expense), net, for declines in fair value below the cost of an individual investment that is deemed to be other than temporary. The Company has not identified any marketable securities as other-than-temporarily impaired for the periods presented. The cost of securities sold is based upon a specific identification method.

Restricted cash. The Company had no restricted cash as of December 31, 2022 and 2021.

Accounts receivable. Accounts receivable are stated at invoice value less estimated allowances for doubtful accounts. Allowances are recorded based on the Company's assessment of various factors, such as: historical experience, credit quality of its customers, age of the accounts receivable balances, geographic related risks, economic conditions and other factors that may affect a customer's ability to pay. The allowance for doubtful accounts as of December 31, 2022 and 2021 was $0.4 million and $0.7 million, respectively.

Inventory. Inventory consists of finished goods and component parts, which are purchased directly from contract manufacturers or from suppliers. Inventory is stated at the lower of cost or net realizable value on a first-in, first-out basis. The Company writes down its inventory for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and estimated market value plus the estimated cost to sell. The Company's assessment of market value is based upon assumptions around market conditions and estimated future demand for its products within a specified time horizon, generally 12 months, product life cycle status, product development plans and current sales levels. Adjustments to reduce inventory to net realizable value are recognized in cost of revenue.

Point of purchase (POP) displays. The Company provides retailers with POP displays, generally free of charge, in order to facilitate the marketing of the Company's products within retail stores. The POP displays contain a display that broadcasts video images taken by GoPro cameras along with product placement available for cameras and accessories. POP display costs are capitalized as long-term assets and charged to sales and marketing expense over the expected period of benefit, which generally ranges from 24 to 36 months. Cash outflows and amortization related to POP displays are classified as operating activities in the Consolidated Statement of Cash Flows.

Property and equipment, net. Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful life of the assets, ranging from one to nine years. Leasehold improvements are amortized over the shorter of the lease term or their expected useful life. Property and equipment pending installation, configuration or qualification are classified as construction in progress. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

Fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date. The Company estimates and categorizes the fair value of its financial assets by applying the following hierarchy:

Level 1	Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to directly access.
Level 2	Valuations based on quoted prices for similar assets or liabilities; valuations for interest-bearing securities based on non-daily quoted prices in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
Level 3	Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Leases. The Company leases its office space and facilities under cancelable and non-cancelable operating leases. Operating leases are presented as operating lease right-of-use (ROU) assets, short-term operating lease liabilities and long-term operating lease liabilities on the Company's Consolidated Balance Sheets. ROU assets represent the Company's right to control the use of an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease.

Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of future lease payments. The Company determines its incremental borrowing rate based on the approximate rate at which the Company would borrow, on a secured basis, to calculate the present value of future lease payments. Lease expenses are recognized on a straight-line basis over the lease term. Certain leases include an option to renew with terms that can extend the lease term from one to five years. The exercise of a lease renewal option is at the Company's sole discretion and is included in the lease term when the Company is reasonably certain it will exercise the option.

Goodwill and acquired intangible assets. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a business combination. Acquired intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. For intangible assets acquired in a business combination, the determination of the estimated fair values of the assets received involves significant judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future, technology obsolescence, and the appropriated weighted-average cost of capital. Valuation approaches consistent with the market approach, income approach and/or cost approach are used to measure fair value.

Impairment of goodwill and long-lived assets. The Company performs an annual assessment of its goodwill during the fourth quarter of each calendar year or more frequently if indicators of potential impairment exist, such as an adverse change in business climate or a decline in the overall industry demand, that would indicate it is more likely than not that the fair value of its single reporting unit is less than its carrying value. There was no impairment of goodwill recorded for any periods presented. For the Company's annual impairment testing in 2022, the Company did not identify any indicators of potential impairment of its single reporting unit. Other indefinite-lived intangible assets are assessed for impairment at least annually. If their carrying value exceeds the estimated fair value, the difference is recorded as an impairment.

Long-lived assets, such as property and equipment, intangible assets subject to amortization and right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount to the estimated future undiscounted cash flows expected to be generated by the asset group. If it is determined that an asset group is not recoverable, an impairment charge is recognized for the amount by which the carrying amount of the asset group exceeds its fair value. The Company recorded a $12.5 million right-of-use asset impairment in 2020 primarily related to its headquarter campus as described further in Note 11 Restructuring charges. The Company used the following significant assumptions to determine the impairment charge: future sublease rental rates, future sublease market conditions and a discount rate based on the weighted-average cost of capital. The Company did not record any impairment charges in 2022 or 2021.

Warranty. The Company records a liability for estimated product warranty costs at the time product revenue is recognized. The Company's standard warranty obligation to its end-users generally provides a 12-month warranty coverage on all of its products except in the European Union where the Company provides a 24-month warranty. The Company also offers extended warranty programs for a fee. The Company's estimate of costs to service its warranty obligations is based on its historical experience of repair and replacement of the associated products and expectations of future conditions. The warranty obligation is affected by product failure rates and the related use of materials, labor costs and freight incurred in correcting any product failure.

Convertible Senior Notes. In April 2017, the Company issued $175.0 million aggregate principal amount of 3.50% Convertible Senior Notes due April 15, 2022 (2022 Notes). In November 2020, the Company issued $143.8 million aggregate principal amount of 1.25% Convertible Senior Notes due November 15, 2025 (2025

Notes). Concurrently with the issuance of the 2025 Notes, the Company used a portion of the net proceeds to repurchase part of the 2022 Notes. The Company repaid the remaining principal amount of $125.0 million of the 2022 Notes and $2.2 million in interest on the 2022 Notes at maturity on April 15, 2022. See Note 4 Financing arrangements for additional details.

The Company accounts for its 2022 Notes and 2025 Notes in accordance with ASC 470-20, *Debt with Conversion and Other Options*. The Company's 2022 Notes and 2025 Notes have a net settlement feature and may be settled wholly or partially in cash upon conversion. Therefore, the Company calculates the potential dilutive effect of its 2022 Notes and 2025 Notes under the if-converted method. The Company classifies its 2022 Notes and 2025 Notes as debt. Debt issuance costs are also classified as debt and amortized as interest expense.

Revenue recognition. The Company derives substantially all of its revenue from the sale of cameras, mounts, accessories, subscription and service, and implied post contract support to customers. The transaction price recognized as revenue represents the consideration the Company expects to be entitled to and is primarily comprised of product revenue, net of returns and variable consideration, which includes sales incentives provided to customers.

The Company's camera sales contain multiple performance obligations that can include the following four separate obligations: a) a camera hardware component (which may be bundled with hardware accessories) and the embedded firmware essential to the functionality of the camera component delivered at the time of sale, b) a subscription and service, c) the implied right for the customer to receive post contract support after the initial sale (PCS), and d) the implicit right to the Company's downloadable free apps and software solutions. The Company's PCS includes the right to receive, on a when and if available basis, future unspecified firmware upgrades and features as well as bug fixes, and email, chat and telephone support.

The Company recognizes revenue from its sales arrangements when control of the promised goods or services are transferred to its customers, in an amount that reflects the amount of consideration expected to be received in exchange for the transferred goods or services. For the sale of hardware products, including related firmware and free software solutions, revenue is recognized when transfer of control occurs at a point in time, which generally is at the time the hardware product is shipped and collection is considered probable. For customers who purchase products directly from GoPro.com, the Company retains a portion of the risk of loss on these sales during transit, which are accounted for as fulfillment costs. For PCS, revenue is recognized ratably over 24 months, which represents the estimated period PCS is expected to be provided based on historical experience.

The Company's subscription and service revenue is primarily from the sale of the GoPro subscription and Quik subscription sold on GoPro.com and the Quik mobile app, and is recognized ratably over the subscription term, with any payments received in advance of services rendered recorded as deferred revenue. The Company offers the GoPro subscription which offers a range of services, including unlimited cloud storage supporting source video and photo quality, camera replacement and damage protection, access to a high-quality live streaming service on GoPro.com as well as discounts on GoPro gear, mounts and accessories. The Company also offers the Quik subscription that provides access to a suite of simple single-clip and multi-clip editing tools.

For the Company's camera sale arrangements with multiple performance obligations, revenue is allocated to each performance obligation based on its relative standalone selling price. Standalone selling prices are based on observable prices at which the Company separately sells its products, subscription and service. If a standalone selling price is not directly observable, then the Company estimates the standalone selling prices considering market conditions and entity-specific factors. For example, the standalone selling price for PCS is determined based on a cost-plus approach, which incorporates the level of support provided to customers, estimated costs to provide such support, and the amount of time and costs that are allocated to efforts to develop the undelivered elements.

The Company's standard terms and conditions of sale for non-web-based sales do not allow for product returns other than under warranty. However, the Company grants limited rights of return, primarily to certain large retailers. The Company reduces revenue and cost of sales for the estimated returns based on analyses of historical return trends by customer class and other factors. An estimated return liability along with a right to recover assets are recorded for future product returns. Return trends are influenced by product life cycles, new product introductions, market acceptance of products, product sell-through, the type of customer, seasonality and

other factors. Return rates may fluctuate over time, but are sufficiently predictable to allow the Company to estimate expected future product returns.

The Company provides sales commissions to internal and external sales representatives which are earned in the period in which revenue is recognized. As a result, the Company expenses sales commissions as incurred.

Deferred revenue as of December 31, 2022 and 2021, includes amounts related to the Company's subscription and PCS. The Company's short-term and long-term deferred revenue balances totaled $60.4 million and $48.5 million as of December 31, 2022 and 2021, respectively. During the year ended December 31, 2022, the Company recognized $43.1 million of revenue that was included in the deferred revenue balance as of December 31, 2021. During the year ended December 31, 2021, the Company recognized $27.6 million of revenue that was included in the deferred revenue balance as of December 31, 2020.

Sales incentives. The Company offers sales incentives through various programs, including cooperative advertising, price protection, marketing development funds and other incentives. Sales incentives are considered to be variable consideration, which the Company estimates and records as a reduction to revenue at the date of sale. The Company estimates sales incentives based on historical experience, product sell-through and other factors.

Shipping costs. Amounts billed to customers for shipping and handling are classified as revenue, and the Company's related shipping and handling costs incurred are classified as cost of revenue.

Sales taxes. Sales taxes collected from customers and remitted to respective governmental authorities are recorded as liabilities and are not included in revenue.

Advertising costs. Advertising costs consist of costs associated with print, television and e-commerce media advertisements and are expensed as incurred. The Company incurs promotional expenses resulting from payments under event, resort and athlete sponsorship contracts. These sponsorship arrangements are considered to be executory contracts and, as such, the costs are expensed as performance under the contract is received. The costs associated with the preparation of sponsorship activities, including the supply of GoPro products, media team support, and activation fees are expensed as incurred. Prepayments made under sponsorship agreements are included in prepaid expenses or other long-term assets depending on the period to which the prepayment applies. Advertising costs were $40.8 million, $35.8 million and $34.1 million in 2022, 2021 and 2020, respectively.

Stock-based compensation. Stock-based awards granted to qualified employees, non-employee directors and consultants are measured at fair value and recognized as an expense. The Company primarily issues restricted stock units and accounts for forfeitures as they occur. For service-based awards, stock-based compensation is recognized on a straight-line basis over the requisite service period. For performance and market-based awards which also require a service period, the Company uses graded vesting over the longer of the derived service period or when the performance or market condition is satisfied.

Foreign currency. The U.S. dollar is the functional currency of the Company's foreign subsidiaries. The Company remeasures monetary assets or liabilities denominated in currencies other than the U.S. dollar using exchange rates prevailing on the balance sheet date, and non-monetary assets and liabilities at historical rates. Foreign currency remeasurement and transaction gains and losses are included in other income (expense), net and have not been material for any periods presented.

Income taxes. The Company utilizes the asset and liability method for computing its income tax provision, under which, deferred tax assets and liabilities are recognized for the expected future consequences of temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates. Management makes estimates, assumptions and judgments to determine the Company's provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income in each tax jurisdiction and, to the extent the Company believes recovery is not likely, establishes a valuation allowance.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a

greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits are recognized within income tax expense.

Segment information. The Company operates as one operating segment as it only reports financial information on an aggregate and consolidated basis to its Chief Executive Officer, who is the Company's chief operating decision maker.

Recent accounting standards

Standard	Description	Company's date of adoption	Effect on the consolidated financial statements or other significant matters
Standards that were adopted			
Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40) ASU No. 2020-06	This standard simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. ASU 2020-06 (1) simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, *Debt: Debt with Conversion and Other Options*, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock, (2) revises the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer's own stock and classified in stockholders' equity, by removing certain criteria required for equity classification, and (3) revises the guidance in ASC 260, *Earnings Per Share*, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. Companies are allowed to adopt this standard via either a modified retrospective method of transition or a fully retrospective method of transition. Under the modified retrospective method, entities should apply the guidance to transactions outstanding as of the beginning of the fiscal year in which the amendments are adopted. Transactions that were settled (or expired) during prior reporting periods are unaffected. The cumulative effect of the change should be recognized as an adjustment to the opening balance of retained earnings at the date of adoption.	January 1, 2022	The Company adopted ASU 2020-06 using the modified retrospective transition method. As a result, prior period numbers were not restated. Upon adoption, the Company recorded a net decrease to opening additional paid-in-capital of $78.2 million, with the impact primarily related to the reclassification of Senior Convertible Notes conversion feature's fair value from additional paid-in-capital to short-term and long-term debt. Additionally, the Company recorded a decrease to opening accumulated deficit of approximately $47.1 million, with the impact related to the reclassification of the previously amortized debt discount and deferred financing costs. After adoption, the Company saw a reduction in its reported interest expense. In addition, the Company recorded a reversal of U.S. deferred tax liabilities (net) of $7.3 million, resulting in an additional corresponding decrease to opening accumulated deficit. The Company adopted the use of the if-converted method for calculating diluted earnings per share for its Senior Convertible Notes, which 1) resulted in an increase in weighted-average diluted shares outstanding, and 2) allowed for the adding back of the after-tax impact of interest charges for the period to the numerator.

Although there are several other new accounting standards issued or proposed by the FASB, which the Company has adopted or will adopt, as applicable, the Company does not believe any of these accounting pronouncements has had or will have a material impact on its consolidated financial statements.

2. Fair value measurements

The Company's assets that are measured at fair value on a recurring basis within the fair value hierarchy are summarized as follows:

	December 31, 2022			December 31, 2021		
(in thousands)	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash equivalents [(1)]:						
Money market funds	$ 138,394	$ —	$ 138,394	$ 183,304	$ —	$ 183,304
Total cash equivalents	$ 138,394	$ —	$ 138,394	$ 183,304	$ —	$ 183,304
Marketable securities:						
Commercial paper	$ —	$ 87,436	$ 87,436	$ —	$ 72,323	$ 72,323
Corporate debt securities	—	29,637	29,637	—	41,108	41,108
Government securities	—	26,529	26,529	—	24,399	24,399
Total marketable securities	$ —	$ 143,602	$ 143,602	$ —	$ 137,830	$ 137,830

[(1)] Included in cash and cash equivalents in the accompanying Consolidated Balance Sheets. Cash balances were $85.3 million and $217.8 million as of December 31, 2022 and 2021, respectively.

Cash equivalents are classified as Level 1 because the Company uses quoted market prices to determine their fair value. Marketable securities are classified as Level 2 because the Company uses alternative pricing sources and models utilizing market observable inputs to determine their fair value. The contractual maturities of available-for-sale marketable securities as of December 31, 2022 were all less than one year in duration. At December 31, 2022 and 2021, the Company had no financial assets or liabilities measured at fair value on a recurring basis that were classified as Level 3, which are valued based on inputs supported by little or no market activity.

At December 31, 2022 and 2021, the amortized cost of the Company's cash equivalents and marketable securities approximated their fair value and there were no material realized or unrealized gains or losses, either individually or in the aggregate.

In April 2017, the Company issued $175.0 million principal amount of Convertible Senior Notes due 2022 (2022 Notes), which were repaid on April 15, 2022. In November 2020, the Company issued $143.8 million principal amount of Convertible Senior Notes due 2025 (2025 Notes) (see Note 4 Financing arrangements). The estimated fair value of the 2022 Notes and 2025 Notes is based on quoted market prices of the Company's instruments in markets that are not active and are classified as Level 2 within the fair value hierarchy. The Company estimated the fair value of the 2022 Notes and 2025 Notes by evaluating quoted market prices and calculating the upfront cash payment a market participant would require to assume these obligations. The calculated fair value of the 2022 Notes was $132.4 million as of December 31, 2021, while the calculated fair value of the 2025 Notes was $130.1 million and $189.0 million as of December 31, 2022 and 2021, respectively. The calculated fair value is highly correlated to the Company's stock price and as a result, significant changes to the Company's stock price will have a significant impact on the calculated fair value of the 2025 Notes.

For certain other financial assets and liabilities, including accounts receivable, accounts payable and other current assets and liabilities, the carrying amounts approximate their fair value primarily due to the relatively short maturity of these balances.

The Company also measures certain non-financial assets at fair value on a nonrecurring basis, primarily goodwill, intangible assets and operating lease right-of-use assets, in connection with periodic evaluations for potential impairment.

3. Consolidated financial statement details

The following section provides details of selected balance sheet items.

Inventory

(in thousands)	December 31, 2022	December 31, 2021
Components	$ 38,400	$ 10,761
Finished goods	88,731	75,648
Total inventory	$ 127,131	$ 86,409

Property and equipment, net

(in thousands)	Useful life (in years)	December 31, 2022	December 31, 2021
Leasehold improvements	1–9	$ 32,472	$ 33,764
Production, engineering and other equipment	4	46,475	45,641
Tooling	1–2	9,033	13,537
Computers and software	2	17,258	20,771
Furniture and office equipment	3	4,879	5,614
Tradeshow equipment and other	2–5	1,664	1,970
Construction in progress		59	480
Gross property and equipment		111,840	121,777
Less: Accumulated depreciation and amortization		(98,513)	(102,774)
Property and equipment, net		$ 13,327	$ 19,003

Depreciation expense was $8.5 million, $9.8 million and $14.5 million in 2022, 2021, and 2020, respectively. In 2022 and 2020, the Company recorded accelerated depreciation charges in connection with its plans to vacate certain manufacturing and leased office facilities as disclosed in Note 11 Restructuring charges.

Other long-term assets

(in thousands)	December 31, 2022	December 31, 2021
Long-term deferred tax assets	$ 279,045	$ 274,430
Deposits and other	8,435	8,238
Point of purchase (POP) displays	1,798	2,509
Intangible assets, net	15	62
Other long-term assets	$ 289,293	$ 285,239

Intangible assets are comprised of purchased technology, which have a useful life between 20-72 months, and an indefinite life asset. Amortization expense was $0.1 million, $1.2 million and $4.6 million in 2022, 2021 and 2020 respectively. As of December 31, 2022, all of the Company's purchased technology intangible assets were fully amortized.

Amortization expense for POP displays was $2.1 million, $2.8 million and $4.2 million in 2022, 2021 and 2020, respectively.

Accrued expenses and other current liabilities

(in thousands)	December 31, 2022	December 31, 2021
Accrued sales incentives	$ 41,662	$ 34,117
Accrued liabilities[(1)]	35,853	34,989
Employee related liabilities	11,261	19,024
Warranty liability	7,825	8,268
Return liability	6,002	9,263
Customer deposits	3,428	2,760
Purchase order commitments	782	1,369
Inventory received	233	7,169
Other	11,831	11,613
Accrued expenses and other current liabilities	$ 118,877	$ 128,572

[(1)] See Note 11 Restructuring charges for amounts associated with restructuring liabilities.

Product warranty

(in thousands)	Year ended December 31,		
	2022	2021	2020
Beginning balance	$ 8,842	$ 8,523	$ 11,398
Charged to cost of revenue	18,573	16,641	12,690
Settlement of warranty claims	(19,096)	(16,322)	(15,565)
Warranty liability	$ 8,319	$ 8,842	$ 8,523

At December 31, 2022 and 2021, $7.8 million and $8.3 million, respectively, of the warranty liability was recorded as a component of accrued expenses and other current liabilities, and $0.5 million and $0.6 million, respectively, was recorded as a component of other long-term liabilities.

4. Financing arrangements

2021 Credit Facility

In January 2021, the Company entered into a Credit Agreement (2021 Credit Agreement) which provides for a revolving credit facility (2021 Credit Facility) under which the Company may borrow up to an aggregate amount of $50.0 million. The 2021 Credit Facility will terminate and any outstanding borrowings become due and payable on the earlier of (i) January 2024 and (ii) unless the Company has cash in a specified deposit account in an amount equal to or greater than the amount required to repay the Company's convertible notes due April 2022, 91 days prior to the maturity date of such convertible notes. Concurrently with the execution of the 2021 Credit Agreement in January 2021, the Company terminated its previous 2016 Credit Agreement, which would otherwise have matured in March 2021.

The amount that may be borrowed under the 2021 Credit Agreement may be based on a customary borrowing base calculation if the Company's Asset Coverage Ratio is at any time less than 1.50. The Asset Coverage Ratio is defined as the ratio of (i) the sum of (a) the Company's cash and cash equivalents in the United States plus specified percentages of other qualified debt investments (Qualified Cash) plus (b) specified percentages of the net book values of the Company's accounts receivable and certain inventory to (ii) $50.0 million.

At the Company's option, borrowed funds accrue interest at either (i) a floating rate per annum equal to the base rate plus a margin of from 0.50% to 1.00% depending on the Company's Asset Coverage Ratio or (ii) a per annum rate equal to the rate at which dollar deposits are offered in the London interbank market plus a margin of from 1.50% to 2.00% depending on the Company's Asset Coverage Ratio. The Company is required to pay a commitment fee on the unused portion of the 2021 Credit Facility of 0.375% to 0.50% per annum, based on the level of utilization of the 2021 Credit Facility. Amounts owed under the 2021 Credit Agreement are guaranteed by certain of the Company's United States subsidiaries and secured by a first priority security interest in substantially

all of the assets of the Company and certain of its subsidiaries (other than intellectual property, which is subject to a negative pledge restricting grants of security interests to third parties).

The 2021 Credit Agreement contains customary representations, warranties, and affirmative and negative covenants. The negative covenants include restrictions on the incurrence of liens and indebtedness, certain investments, dividends, stock repurchases and other matters, all subject to certain exceptions. In addition, the Company is required to maintain Liquidity (the sum of unused availability under the credit facility and the Company's Qualified Cash) of at least $55.0 million (of which at least $40.0 million shall be attributable to Qualified Cash), or, if the borrowing base is then in effect, minimum unused availability under the credit facility of at least $10.0 million. The 2021 Credit Agreement also includes customary events of default that include, among other things, non-payment of principal, interest or fees, inaccuracy of representations and warranties, violation of certain covenants, cross default to certain other indebtedness, bankruptcy and insolvency events, material judgments and change of control. Upon an event of default, the lender may, subject to customary cure rights, require the immediate payment of all amounts outstanding.

At December 31, 2022, the Company was in compliance with all financial covenants contained in the 2021 Credit Agreement. The Company has made no borrowings from the 2021 Credit Facility to date, however, there is an outstanding letter of credit of $5.2 million for certain duty related requirements. This was not collateralized by any cash on hand.

2022 Convertible Notes

In April 2017, the Company issued $175.0 million aggregate principal amount of 3.50% Convertible Senior Notes due 2022 (2022 Notes), which were repaid in full on April 15, 2022. The 2022 Notes were senior, unsecured obligations of the Company with a maturity date of April 15, 2022. The 2022 Notes could be converted into cash, shares of the Company's Class A common stock, or a combination thereof, at the Company's election, at an initial conversion rate of 94.0071 shares of Class A common stock per $1,000 principal amount of the 2022 Notes, which was equivalent to an initial conversion price of approximately $10.64 per share of common stock, subject to adjustment. The Company historically paid interest on the 2022 Notes semi-annually in arrears on April 15 and October 15 of each year.

The indenture did not allow for early redemption of the 2022 Notes by the Company, and no sinking fund was provided for the 2022 Notes. The indenture included customary terms and covenants, including certain events of default after which the 2022 Notes may be due and payable immediately.

Holders had the option to convert the 2022 Notes in multiples of $1,000 principal amount at any time prior to January 15, 2022, but only in the following circumstances:

- during any calendar quarter beginning after the calendar quarter ending on September 30, 2017, if the last reported sale price of Class A common stock for at least 20 trading days (whether or not consecutive) during the last 30 consecutive trading days of the immediately preceding fiscal quarter was greater than or equal to 130% of the conversion price of the 2022 Notes on each applicable trading day;

- during the five-business day period following any five consecutive trading day period in which the trading price for the 2022 Notes was less than 98% of the product of the last reported sale price of Class A common stock and the conversion rate for the 2022 Notes on each such trading day; or

- upon the occurrence of specified corporate events.

During the year ended December 31, 2021, the preceding conditions allowing holders of the 2022 Notes to early convert were not met.

At any time on or after January 15, 2022 until the second scheduled trading day immediately preceding the maturity date of the 2022 Notes on April 15, 2022, a holder could have converted its 2022 Notes, in multiples of $1,000 principal amount. Holders of the 2022 Notes who converted their 2022 Notes in connection with a make-whole fundamental change (as defined in the indenture) were, under certain circumstances, entitled to an increase in the conversion rate. In addition, in the event of a fundamental change prior to the maturity date, holders would, subject to certain conditions, have the right, at their option, to require the Company to repurchase for cash all or part of the 2022 Notes at a repurchase price equal to 100% of the principal amount of the 2022

Notes to be repurchased, plus accrued and unpaid interest up to, but excluding, the repurchase date. These conditions allowing holders of the 2022 Notes to convert were not met by the maturity date of April 15, 2022.

Concurrently with the November 2020 issuance of the 2025 Notes, the Company used $56.2 million of the net cash proceeds from the 2025 Notes to repurchase $50.0 million principal amount of the 2022 Notes through an individual, privately negotiated transaction. The $56.2 million net cash proceeds were allocated between long-term debt (liability component) of $50.6 million and additional paid-in capital (equity component) of $5.4 million on the Consolidated Balance Sheets, and the remaining $0.2 million was related to the payment of interest. The fair value of the liability component was measured using rates determined for similar debt instruments without a conversion feature. The Company's effective interest rate of 2.4% was based on the trading details of the 2022 Notes immediately prior to the repurchase date to determine the volatility of the 2022 Notes, and their remaining term. The cash consideration allocated to the equity component was calculated by deducting the fair value of the liability component and interest payment from the total aggregate cash consideration. The difference between the fair value of the 2022 Notes repurchased and the carrying value of $45.2 million resulted in a $5.4 million loss on extinguishment of debt.

In connection with the 2022 Notes offering, the Company entered into a prepaid forward stock repurchase transaction (Prepaid Forward) with a financial institution (Forward Counterparty). Pursuant to the Prepaid Forward, the Company used approximately $78.0 million of the net proceeds from the offering of the 2022 Notes to fund the Prepaid Forward. The aggregate number of shares of the Company's Class A common stock underlying the Prepaid Forward was approximately 9.2 million. The original expiration date for the Prepaid Forward was April 15, 2022, with the option for early settlement in whole or in part. Upon settlement of the Prepaid Forward, the Forward Counterparty would deliver to the Company the number of shares of Class A common stock underlying the Prepaid Forward or the portion thereof being settled early. The shares purchased under the Prepaid Forward were treated as treasury stock on the Consolidated Balance Sheets (and not outstanding for purposes of the calculation of basic and diluted income (loss) per share), but remained outstanding for corporate law purposes, including for purposes of any future stockholders' votes, until the Forward Counterparty delivered the shares underlying the Prepaid Forward to the Company.

In the fourth quarter of 2020, 8.8 million shares out of the 9.2 million shares of Class A common stock underlying the Prepaid Forward were early settled and delivered to the Company. In April 2021, the remaining 0.4 million shares of Class A common stock underlying the Prepaid Forward were early settled and delivered to the Company. There was no financial statement impact due to the return of shares; however, shares outstanding for corporate law purposes were reduced by the early settlement.

On April 15, 2022, the Company repaid $125.0 million of principal and $2.2 million of accrued interest in cash to the debt holders to fully settle the 2022 Notes on the maturity date. For the year ended December 31, 2022, the Company's average stock price did not exceed the initial conversion price of $10.64 of the 2022 Notes, so there was no further dilution.

2025 Convertible Notes

In November 2020, the Company issued $125.0 million aggregate principal amount of 1.25% Convertible Senior Notes due 2025 and granted an option to the initial purchasers to purchase up to an additional $18.8 million aggregate principal amount of the 2025 Notes to cover over-allotments, of which $18.8 million was subsequently exercised during November 2020, resulting in a total issuance of $143.8 million aggregate principal amount of the 2025 Notes. The 2025 Notes are senior, unsecured obligations of the Company and mature on November 15, 2025, unless earlier repurchased or converted into shares of Class A common stock under certain circumstances. The 2025 Notes are convertible into cash, shares of the Company's Class A common stock, or a combination thereof, at the Company's election, at an initial conversion rate of 107.1984 shares of Class A common stock per $1,000 principal amount of the 2025 Notes, which is equivalent to an initial conversion price of approximately $9.3285 per share of common stock, subject to adjustment. The Company pays interest on the 2025 Notes semi-annually in arrears on May 15 and November 15 of each year.

The Company may redeem all or any portion of the 2025 Notes on or after November 20, 2023 for cash if the last reported sale price of the Company's common stock has been at least 130% of the conversion price then in effect for least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the

last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides the redemption notice, at a redemption price equal to 100% of the principal amount of the 2025 Notes to be redeemed, plus accrued interest and unpaid interest to, but excluding the redemption date. No sinking fund is provided for the 2025 Notes. The indenture includes customary terms and covenants, including certain events of default after which the 2025 Notes may be due and payable immediately.

Holders have the option to convert the 2025 Notes in multiples of $1,000 principal amount at any time prior to August 15, 2025, but only in the following circumstances:

- during any calendar quarter beginning after the calendar quarter ending on March 31, 2021, if the last reported sale price of Class A common stock for at least 20 trading days (whether or not consecutive) during the last 30 consecutive trading days of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price of the 2025 Notes on each applicable trading day;

- during the five-business day period following any five consecutive trading day period in which the trading price for the 2025 Notes is less than 98% of the product of the last reported sale price of Class A common stock and the conversion rate for the 2025 Notes on each such trading day;

- if the Company calls any or all of the 2025 Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately before the redemption date; or

- upon the occurrence of specified corporate events.

At any time on or after August 15, 2025 until the second scheduled trading day immediately preceding the maturity date of the 2025 Notes on November 15, 2025, a holder may convert its 2025 Notes, in multiples of $1,000 principal amount. Holders of the 2025 Notes who convert their 2025 Notes in connection with a make-whole fundamental change (as defined in the indenture) are, under certain circumstances, entitled to an increase in the conversion rate. In addition, in the event of a fundamental change prior to the maturity date, holders will, subject to certain conditions, have the right, at their option, to require the Company to repurchase for cash all or part of the 2025 Notes at a repurchase price equal to 100% of the principal amount of the 2025 Notes to be repurchased, plus accrued and unpaid interest up to, but excluding, the repurchase date. During the year ended December 31, 2022, the conditions allowing holders of the 2025 Notes to convert were not met.

In connection with the offering of the 2025 Notes, the Company paid $10.2 million to enter into privately negotiated capped call transactions with certain financial institutions (Capped Calls). The Capped Calls have an initial strike price of $9.3285 per share, which corresponds to the initial conversion price of the 2025 Notes. The Capped Calls cover, subject to anti-dilution adjustments substantially similar to those applicable to the conversion rate of the 2025 Notes, the number of Class A common stock initially underlying the 2025 Notes. The Capped Calls are generally expected to reduce potential dilution to the Company's Class A common stock upon any conversion of the 2025 Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted 2025 Notes, as the case may be, with such reduction and/or offset subject to a cap, initially equal to $12.0925, and is subject to certain adjustments under the terms of the Capped Call transactions. The Capped Calls will expire in November 2025, if not exercised earlier.

The Capped Calls are subject to adjustment upon the occurrence of specified extraordinary events affecting the Company, including merger events, tender offers and announcement events. In addition, the Capped Calls are subject to certain specified additional disruption events that may give rise to a termination of the Capped Calls, including nationalization, insolvency or delisting, changes in law, failures to deliver, insolvency filings and hedging disruptions. For accounting purposes, the Capped Calls are separate transactions, and not part of the terms of the 2025 Notes. As these transactions meet certain accounting criteria, the Capped Calls are recorded in stockholders' equity as a reduction to additional paid-in capital and will not be remeasured as long as they continue to meet certain accounting criteria.

Accounting for the 2022 and 2025 Convertible Notes

Pre adoption of ASU 2020-06

The 2022 and 2025 Convertible Notes were separated into liability and equity components for accounting purposes. The carrying amounts of the liability component were initially calculated by measuring the fair value of

similar liabilities that do not have associated convertible features. The carrying amounts of the equity component representing the conversion option were determined by deducting the fair value of the liability component from the par value of the respective Convertible Senior Notes. This difference represents the debt discount that was amortized to interest expense over the respective terms of the 2022 Notes and 2025 Notes using the effective interest rate method. Upon issuance, the carrying amounts of the liability component from the issuance of the 2022 Notes and the 2025 Notes of $128.3 million and $106.9 million, respectively were recorded in long-term debt on the Consolidated Balance Sheets. The carrying amounts of the equity component representing the conversion option was determined to be $46.7 million and $36.9 million for the 2022 Notes and 2025 Notes, respectively, upon issuance. The equity component was recorded in additional paid-in-capital and was not remeasured so long as it continued to meet the conditions for equity classification.

The liability component was accreted over the debt term up to the face value of the 2022 Notes of $175.0 million and 2025 Notes of $143.8 million, which resulted in non-cash interest expense being recognized in the Consolidated Statements of Operations. The accretion of the 2022 Notes and 2025 Notes to par to long-term debt was amortized into interest expense over the term of the 2022 Note and 2025 Notes using an effective interest rate of approximately 10.5% and 7.5%, respectively.

In accounting for the debt issuance costs of $5.7 million and $4.7 million related to the 2022 Notes and 2025 Notes, respectively, the Company allocated each of the total amounts incurred to the liability and equity components of the 2022 Notes and 2025 Notes based on their relative values. Issuance costs attributable to the liability component of the 2022 Notes were $4.2 million upon issuance and were amortized, along with the debt discount, to interest expense over the contractual term of the 2022 Notes at an effective interest rate of 10.5%. Issuance costs attributable to the liability component of the 2025 Notes were $3.5 million upon issuance and were amortized, along with the debt discount, to interest expense over the contractual term of the 2025 Notes at an effective interest rate of 7.5%. Issuance costs attributable to the equity component were $1.5 million and $1.2 million for the 2022 Notes and 2025 Notes, respectively, and were netted against the equity component representing the conversion option in additional paid-in-capital.

Post adoption of ASU 2020-06

On January 1, 2022, the Company adopted ASU 2020-06 based on the modified retrospective transition method. Under such transition, prior period information has not been retrospectively adjusted. Upon adoption of ASU 2020-06, the Company is no longer recording the conversion feature of its 2022 Notes and 2025 Notes in equity. Instead, the Company combined the previously separated equity component with the liability component, which together are now classified as debt, thereby eliminating the subsequent amortization of the debt discount as interest expense. Similarly, the portion of debt issuance costs previously allocated to equity was reclassified to debt and amortized as interest expense. Accordingly, the Company recorded a decrease to additional paid-in-capital of $78.2 million, a decrease to accumulated deficit of $47.1 million, and an increase to the debt balance of the 2022 Notes and 2025 Notes of $2.3 million and $28.8 million, respectively. In addition, the Company recorded the reversal of U.S. deferred tax liabilities (net) of $7.3 million associated with the 2022 Notes and 2025 Notes upon the adoption of ASU 2020-06, with a corresponding decrease to accumulated deficit for the same amount.

As of December 31, 2022 and 2021, the outstanding principal on the 2022 Notes was zero and $125.0 million, respectively, the unamortized debt discount was zero and $2.4 million, respectively, the unamortized debt issuance cost was zero and $0.2 million, respectively, and the net carrying amount of the liability was zero and $122.4 million, respectively, which was recorded as short-term debt within the Consolidated Balance Sheets. For the year ended December 31, 2022, 2021 and 2020 the Company recorded interest expense of $1.3 million, $4.4 million and $5.9 million respectively, for contractual coupon interest, and $0.2 million, $0.6 million and $0.8 million respectively, for amortization of debt issuance costs. For the year ended December 31, 2022, 2021 and 2020, the Company recorded zero, $7.8 million and $9.6 million respectively, for amortization of the debt discount.

As of December 31, 2022 and 2021, the outstanding principal on the 2025 Notes was $143.8 million, the unamortized debt discount was zero and $29.8 million, respectively, the unamortized debt issuance cost was $3.0 million and $2.7 million, respectively, and the net carrying amount of the liability was $141.0 million and $111.3 million, respectively, which was recorded as long-term debt within the Consolidated Balance Sheets. For the year ended December 31, 2022, 2021 and 2020, the Company recorded interest expense of $1.8 million, $1.8 million and $0.2 million respectively, for contractual coupon interest, and $1.0 million, $0.7 million and $0.1 million

respectively, for amortization of debt issuance costs. For the year ended December 31, 2022, 2021 and 2020, the Company recorded zero, $6.4 million and $0.8 million respectively, for amortization of the debt discount.

5. Stockholders' equity

Common stock. The Company has two classes of authorized common stock: Class A common stock with 500 million shares authorized and Class B common stock with 150 million shares authorized. As of December 31, 2022, 128.6 million shares of Class A stock were issued and outstanding and 26.3 million shares of Class B stock were issued and outstanding. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting power and conversion rights. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. Each share of Class B common stock is convertible at any time at the option of the stockholder into one share of Class A common stock and has no expiration date. The Class B common stock is also convertible into Class A common stock on the same basis upon any transfer, whether or not for value, except for "permitted transfers" as defined in the Company's restated certificate of incorporation. Each share of Class B common stock will convert automatically into one share of Class A common stock upon the date when the outstanding shares of Class B common stock represent less than 10% of the aggregate number of shares of common stock then outstanding. As of December 31, 2022, the Class B stock continued to represent greater than 10% of the overall outstanding shares.

The Company had the following shares of common stock reserved for issuance upon the exercise of equity instruments as of December 31, 2022:

(in thousands)	December 31, 2022
Stock options outstanding	3,089
Restricted stock units outstanding	8,727
Performance stock units outstanding	942
Common stock available for future grants	38,845
Total common stock shares reserved for issuance	51,603

Stock Repurchase Program. On January 27, 2022, the Company's board of directors authorized the repurchase of up to $100 million of its Class A capital stock. Stock repurchases under the program may be made periodically using a variety of methods, including without limitation, open market purchases, block trades or otherwise in compliance with all federal and state securities laws and state corporate law and in accordance with the single broker, timing, price, and volume guidelines set forth in Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, as such guidelines may be modified by the SEC from time to time. This stock repurchase program has no time limit and may be modified, suspended, or discontinued at any time. The Company currently intends to hold its repurchased shares as treasury stock.

As of December 31, 2022, the remaining amount of share repurchases under the program was $60.4 million. The following table summarizes share repurchases during the year ended December 31, 2022. There were no shares repurchased during the year ended December 31, 2021 and 2020.

(in thousands, except per share data)		2022
Shares repurchased		5,967
Average price per share	$	6.64
Value of shares repurchased	$	39,618

6. Employee benefit plans

Equity incentive plans. The Company has outstanding equity grants from its three stock-based employee compensation plans: the 2014 Equity Incentive Plan (2014 Plan), the 2010 Equity Incentive Plan (2010 Plan) and the 2014 Employee Stock Purchase Plan (ESPP). No new options or awards have been granted under the 2010 Plan since June 2014. Outstanding options and awards under the 2010 Plan continue to be subject to the terms and conditions of the 2010 Plan.

The 2014 Plan serves as a successor to the 2010 Plan and provides for the granting of incentive and non-qualified stock options, restricted stock awards (RSAs), restricted stock units (RSUs), stock appreciation rights, stock bonus awards and performance awards to qualified employees, non-employee directors and consultants. Options granted under the 2014 Plan generally expire within ten years from the date of grant and generally vest over one to four years. Restricted stock units (RSUs) granted under the 2014 Plan generally vest over two to four years based upon continued service and are settled at vesting in shares of the Company's Class A common stock. Performance stock units (PSUs) granted under the 2014 Plan generally vest over three years based upon continued service and the Company achieving certain financial and operating targets, and are settled at vesting in shares of the Company's Class A common stock. The Company accounts for forfeitures of stock-based payment awards in the period they occur.

The ESPP allows eligible employees to purchase shares of the Company's Class A common stock through payroll deductions at a price equal to 85% of the lesser of the fair market value of the stock as of the first date or the ending date of each six-month offering period. The 2014 Plan and the ESPP also provide for automatic annual increases in the number of shares reserved for future issuance.

Employee retirement plan. The Company has a defined contribution retirement plan covering the United States and other international full-time employees that provides for voluntary employee contributions from 1% to 100% of annual compensation, subject to a maximum limit allowed by Internal Revenue Service guidelines. The Company matched 100% of each employee's contributions up to a maximum of 4% of the employee's eligible compensation until May 2020, at which point the Company suspended matching contributions in certain locations. The Company's matching contributions to the plan were $0.8 million, $0.8 million and $1.4 million in 2022, 2021 and 2020, respectively.

Stock options

A summary of the Company's stock option activity is as follows:

	Shares (in thousands)	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding at December 31, 2021	3,080	$ 9.18	5.92	$ 8,735
Granted	320	8.70		
Exercised	(63)	4.43		
Forfeited/Cancelled	(248)	7.40		
Outstanding at December 31, 2022	3,089	$ 9.37	5.30	$ 467
Vested and expected to vest at December 31, 2022	3,089	$ 9.37	5.30	$ 467
Exercisable at December 31, 2022	2,446	$ 9.97	4.53	$ 288

The weighted-average grant date fair value of all options granted was $5.05, $4.62 and $2.03 per share in 2022, 2021 and 2020, respectively. The total fair value of all options vested was $1.5 million, $1.5 million and $1.7 million in 2022, 2021 and 2020, respectively. The aggregate intrinsic value of the stock options outstanding as of December 31, 2022 represents the value of the Company's closing stock price on December 31, 2022 in excess of the exercise price multiplied by the number of options outstanding.

Restricted stock units

A summary of the Company's RSU activity is as follows:

	Shares (in thousands)	Weighted-average grant date fair value
Non-vested shares at December 31, 2021	8,714	$ 6.52
Granted	5,813	7.68
Vested	(4,644)	6.64
Forfeited	(1,156)	6.86
Non-vested shares at December 31, 2022	8,727	$ 7.19

The weighted-average grant date fair value of all RSUs granted was $7.68, $8.83 and $4.59 per share in 2022, 2021 and 2020, respectively. The total fair value of all RSUs vested was $30.8 million, $28.5 million and $23.9 million in 2022, 2021 and 2020, respectively.

Performance stock units

A summary of the Company's PSU activity is as follows:

	Shares (in thousands)	Weighted-average grant date fair value
Non-vested shares at December 31, 2021	1,134	$ 6.68
Granted	604	8.70
Vested	(744)	6.45
Forfeited	(308)	8.46
Non-vested shares at December 31, 2022	686	$ 7.93

The weighted-average grant date fair value of all PSUs granted was $8.70, $7.93 and $4.05 per share in 2022, 2021 and 2020, respectively. The total fair value of all PSUs vested was $4.8 million, $3.0 million and $1.9 million in 2022, 2021 and 2020, respectively.

Employee stock purchase plan. For 2022, 2021 and 2020, the Company issued 0.7 million, 0.8 million and 1.0 million shares under its ESPP, respectively, at weighted-average prices of $6.72, $5.28 and $3.42 per share, respectively.

Fair value disclosures. The Company measures compensation expense for all stock-based payment awards based on the estimated fair values on the date of the grant. The fair value of RSUs and PSUs are determined using the Company's closing stock price on the date of grant. The Company recognizes compensation expense for PSUs when it is probable that the vesting conditions will be met. The fair value of stock options granted and purchases under the Company's ESPP are estimated using the Black-Scholes option pricing model. Expected term of stock options granted was estimated based on the simplified method. Expected stock price volatility was estimated by taking the Company's average historical volatility and if applicable, the historical volatility for industry peers based on daily price observations over a period equivalent to the expected term. Risk-free interest rate was based on the yields of U.S. Treasury securities with maturities similar to the expected term. Dividend yield was zero as the Company does not have any history of, nor plans to make, dividend payments.

The fair value of stock options granted was estimated as of the grant date using the following assumptions:

	Year ended December 31,		
	2022	**2021**	**2020**
Volatility	60%-62%	64%	51%-64%
Expected term (years)	6.10	6.10	6.10
Risk-free interest rate	2.0%-3.9%	0.7%-1.1%	0.4%-1.5%
Dividend yield	—%	—%	—%

The fair value of stock purchase rights granted under the ESPP was estimated using the following assumptions:

	Year ended December 31,		
	2022	**2021**	**2020**
Volatility	39%-55%	64%-80%	60%-98%
Expected term (years)	0.5	0.5	0.5
Risk-free interest rate	0.7%-3.1%	0.1%	0.1%-1.6%
Dividend yield	—%	—%	—%

Stock-based compensation expense. The following table summarizes stock-based compensation expense included in the Consolidated Statements of Operations:

	Year ended December 31,					
(in thousands)		**2022**		**2021**		**2020**
Cost of revenue	$	1,805	$	1,794	$	1,548
Research and development		17,221		17,263		13,415
Sales and marketing		8,173		8,045		5,779
General and administrative		11,792		11,548		9,221
Total stock-based compensation expense	$	38,991	$	38,650	$	29,963

The income tax benefit related to stock-based compensation expense was $8.6 million, $9.0 million and zero for the year ended December 31, 2022, 2021 and 2020, respectively. There was no income tax benefit related to stock-based compensation expense realized in 2020 due to a full valuation allowance on the Company's United States net deferred tax assets during that year. See Note 8, Income taxes, for additional details.

On December 31, 2022, total unearned stock-based compensation of $53.2 million related to stock options, RSUs, PSUs and ESPP shares is expected to be recognized over a weighted-average period of 1.98 years.

7. Net income (loss) per share

The following table presents the calculations of basic and diluted net income (loss) per share:

		Year ended December 31,				
(in thousands, except per share data)		2022		2021		2020
Numerator:						
Net income (loss) - Basic	$	28,847	$	371,171	$	(66,783)
Interest on convertible notes, income tax effected		3,055		—		—
Net income (loss) - Diluted	$	31,902	$	371,171	$	(66,783)
Denominator:						
Weighted-average common shares - basic for Class A and Class B common stock		156,181		154,274		149,037
Effect of dilutive securities		22,098		8,904		—
Weighted-average common shares - diluted for Class A and Class B common stock		178,279		163,178		149,037
Net income (loss) per share						
Basic	$	0.18	$	2.41	$	(0.45)
Diluted	$	0.18	$	2.27	$	(0.45)

The following potentially dilutive shares were not included in the calculation of diluted shares outstanding as the effect would have been anti-dilutive:

	Year ended December 31,		
(in thousands)	2022	2021	2020
Stock-based awards	7,495	1,792	15,856

Prior to the adoption of ASU 2020-06, the Company calculated the potential dilutive effect of its 2022 Notes and 2025 Notes under the treasury stock method. As a result, only the amount by which the conversion value exceeded the aggregate principal amount of the 2022 Notes and 2025 Notes (the conversion spread) was considered in the diluted net income (loss) per share computation. The conversion spread was dilutive in periods of net income when the average market price of the Company's Class A common stock for a given reporting period exceeded the initial conversion prices of $10.64 and $9.3285 per share for the 2022 Notes and 2025 Notes, respectively. For the year ended December 31, 2021, only the conversion spread relating to the 2025 Notes had a dilutive effect on net income per share. The initial conversion price of the 2022 Notes was greater than the average market price of the Company's Class A Common Stock for the year ended December 31, 2021, and as such, had no impact on anti-dilutive or dilutive share calculations. Upon conversion of the 2025 Notes, there will be no economic dilution until the average market price of the Company's Class A common stock exceeds the cap price of $12.0925 per share, as exercise of the Capped Calls offset any dilution from the 2025 Notes from the initial conversion price up to the cap price. The Capped Calls are excluded from diluted net income per share as they would be anti-dilutive.

The Company's 2022 Notes matured on April 15, 2022 and the 2025 Notes will mature on November 15, 2025, unless earlier repurchased or converted into shares of Class A common stock under certain circumstances as described further in Note 4 Financing arrangements. On April 15, 2022, the Company repaid $125.0 million of principal and $2.2 million of accrued interest in cash to the debt holders to fully settle the 2022 Notes on the maturity date. The repayment of the 2022 Notes did not have an impact on net income per share for the period ended December 31, 2022. The 2025 Notes are convertible into cash, shares of the Company's Class A common stock, or a combination thereof, at the Company's election. While the Company has the intent and ability to deliver

cash up to the principal amount, the maximum number of shares issuable upon conversion of the 2025 Notes is 20.8 million shares of Class A common stock.

Additionally, the calculation of weighted-average shares outstanding for the year ended December 31, 2021 and 2020 excludes approximately 9.2 million shares effectively repurchased and held in treasury stock on the Consolidated Balance Sheets as a result of the Prepaid Forward transaction entered into in connection with the 2022 Note offering.

Upon the adoption of ASU 2020-06 on January 1, 2022, the Company calculated the potential dilutive effect of its 2022 Notes and 2025 Notes under the if-converted method. Under the if-converted method, diluted net income (loss) per share was determined by assuming all of the 2022 Notes and the 2025 Notes were converted into shares of the Company's Class A common stock at the beginning of the reporting period. In addition, interest charges on the 2022 Notes and 2025 Notes, which includes both coupon interest and the amortization of debt issuance costs, were added back to the numerator on an after-tax effected basis.

The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. Each share of Class B common stock is convertible at any time at the option of the stockholder into one share of Class A common stock and has no expiration date. Each share of Class B common stock will convert automatically into one share of Class A common stock upon the date when the outstanding shares of Class B common stock represent less than 10% of the aggregate number of shares of common stock then outstanding. Class A common stock is not convertible into Class B common stock. The computation of the diluted net income (loss) per share of Class A common stock assumes the conversion of Class B common stock.

8. Income taxes

Income (loss) before income taxes consisted of the following:

		Year ended December 31,				
(in thousands)		**2022**		**2021**		**2020**
United States	$	26,215	$	83,419	$	(70,572)
Foreign		8,238		6,681		8,615
Income (loss) before income taxes	$	34,453	$	90,100	$	(61,957)

Income tax expense (benefit) consisted of the following:

		Year ended December 31,				
(in thousands)		**2022**		**2021**		**2020**
Current						
Federal	$	2	$	(128)	$	(164)
State		818		267		84
Foreign		2,076		(7,669)		4,956
Total current		2,896		(7,530)		4,876
Deferred						
Federal		5,039		(205,856)		—
State		(2,312)		(67,933)		—
Foreign		(17)		248		(50)
Total deferred		2,710		(273,541)		(50)
Income tax expense (benefit)	$	5,606	$	(281,071)	$	4,826

(dollars in thousands)	Year ended December 31,					
	2022		2021		2020	
	$	%	$	%	$	%
Reconciliation to statutory rate						
Tax at federal statutory rate	$ 7,234	21.0 %	$ 18,921	21.0 %	$ (13,011)	21.0 %
Nondeductible items	1,805	5.2	1,684	1.9	227	(0.4)
Impact of foreign operations	1,572	4.6	(8,222)	(9.2)	5,010	(8.1)
State income taxes, net of federal benefit	1,189	3.5	1,828	2.0	(682)	1.1
Change in valuation allowance	—	—	(284,551)	(315.8)	16,767	(27.1)
Stock-based compensation	(1,192)	(3.5)	(5,345)	(5.9)	696	(1.1)
Tax credits	(5,222)	(15.1)	(6,091)	(6.8)	(3,538)	5.7
Other	220	0.6	705	0.8	(643)	1.1
Income tax expense (benefit) at effective tax rate	$ 5,606	16.3 %	$ (281,071)	(312.0)%	$ 4,826	(7.8)%

The effective tax rate of 16.3% for 2022 primarily resulted from tax expense on pre-tax book income, partially offset by the income tax benefits from stock-based compensation and the federal and California research and development credits, and an income tax benefit related to foreign provision to income tax return adjustments. The negative effective tax rate of 312.0% for 2021 primarily resulted from tax expense on pre-tax book income, offset by the income tax benefit from the full release of valuation allowance on United States federal and state deferred tax assets and the release of a portion of the Company's uncertain tax positions as a result of a lapse in the statute of limitations in certain jurisdictions, and income tax benefits from stock-based compensation and federal and California research and development credits.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and deferred tax liabilities were as follows:

(in thousands)	Year ended December 31,	
	2022	2021
Deferred tax assets:		
Net operating loss carryforwards	$ 118,399	$ 158,125
Tax credit carryforwards	91,147	85,650
Stock-based compensation	6,034	5,551
Allowance for returns	1,818	2,504
Intangible assets	3,753	4,803
Depreciation and amortization	1,661	1,313
Operating lease liabilities	10,177	12,359
Capitalized research and development costs	29,122	—
Accruals and reserves	22,001	10,514
Total deferred tax assets	$ 284,112	$ 280,819
Deferred tax liabilities:		
Operating lease right-of-use assets	(5,072)	(6,389)
Total deferred tax liabilities	(5,072)	(6,389)
Net deferred tax assets	$ 279,040	$ 274,430

Each quarter the Company assesses the recoverability of its existing deferred tax assets under ASC Topic 740. The Company assesses available positive and negative evidence and uses judgment regarding past and future events, including operating results to estimate whether sufficient future taxable income will be generated to use its existing deferred tax assets. In the assessment for the year ended December 31, 2021, the Company concluded it was more likely than not that its deferred tax assets related to United States federal and state income taxes will be realizable and the United States federal and state valuation allowances were fully released. For the period ended December 31, 2022, based on evidence currently available, the Company continues to believe that it is more likely than not that its United States federal, state and foreign deferred tax assets will be realized and thus, a valuation allowance is not required on its deferred tax assets. The Company will continue assessing the realizability of the deferred tax assets in each of the applicable jurisdictions going forward.

As of December 31, 2022, the Company's federal, California and other state net operating loss carryforwards for income tax purposes were $441.7 million, $235.9 million and $167.2 million, net of reserves, respectively. Also, the Company's federal and California state tax credit carryforwards were $51.4 million and $50.2 million, net of reserves, respectively. If not utilized, federal net operating losses that arose before 2018 and California loss carryforwards will begin to expire from 2035 to 2040, while federal credit and other state loss carryforwards will begin to expire primarily from 2023 to 2042. Federal net operating losses that arise after 2017 and all California tax credits will be carried forward indefinitely.

Uncertain income tax positions. The Company had gross unrecognized tax benefits of $23.4 million, $21.3 million and $27.5 million, as of December 31, 2022, 2021 and 2020, respectively. For fiscal year 2022, 2021 and 2020, total unrecognized income tax benefits were $9.8 million, $7.3 million and $15.3 million, respectively, and if recognized, would reduce income tax expense. A material portion of the Company's gross unrecognized tax benefits, if recognized, would increase the Company's net operating loss carryforward.

The Company conducts business globally and as a result, files income tax returns in the United States and foreign jurisdictions. The Company's unrecognized tax benefits relate primarily to unresolved matters with taxing authorities. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, the Company believes that its reserves reflect the more likely outcome. The Company believes, due to statute of limitations expiration, that within the next 12 months it is possible that up to $2.3 million of uncertain tax positions could be released. It is also reasonably possible that additional uncertain tax positions will be added. It is not reasonably possible at this time to quantify the net effect.

A reconciliation of the beginning and ending amount of gross unrecognized income tax benefits are as follows:

(in thousands)	Year ended December 31,					
		2022		2021		2020
Balance at January 1	$	21,330	$	27,471	$	27,178
Increase related to current year tax positions		2,543		3,081		2,541
Increase related to prior year tax positions		—		3,900		1,681
Decrease related to prior year tax positions		(459)		(13,122)		(3,929)
Balance at December 31	$	23,414	$	21,330	$	27,471

The Company's policy is to account for interest and penalties related to income tax liabilities within the provision for income taxes. The balances of accrued interest and penalties recorded in the balance sheets and provision were not material for any period presented.

The Company files income tax returns in the United States and in foreign jurisdictions. As of December 31, 2022, the Company continues to assert indefinite reinvestment to the extent of any foreign withholding taxes on the undistributed earnings related to these foreign branches. Any foreign withholding tax on these earnings is deemed not to be material.

9. Commitments, contingencies and guarantees

Facility Leases. The Company leases its facilities under long-term operating leases, which expire at various dates through 2027.

The components of net lease cost, which were primarily recorded in operating expenses, were as follows:

	Year ended December 31,		
(in thousands)	**2022**	**2021**	**2020**
Operating lease cost [(1)]	$ 11,060	$ 11,566	$ 14,815
Sublease income	(2,907)	(964)	(526)
Right-of-use asset impairment cost	—	—	12,460
Net lease cost	$ 8,153	$ 10,602	$ 26,749

[(1)] Operating lease cost includes variable lease costs, which are immaterial.

Supplemental cash flow information related to leases was as follows:

	Year ended December 31,		
(in thousands)	**2022**	**2021**	**2020**
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	$ 14,595	$ 14,902	$ 14,310
Right-of-use assets obtained in exchange for operating lease liabilities	1,221	2,475	1,343
Operating lease modification to decrease right-of-use assets	(232)	—	(2,251)

Supplemental balance sheet information related to leases was as follows:

	December 31, 2022	**December 31, 2021**
Weighted-average remaining lease term (in years) - operating leases	3.81	4.64
Weighted-average discount rate - operating leases	6.1%	6.0%

As of December 31, 2022, maturities of operating lease liabilities were as follows:

(in thousands)	**December 31, 2022**
2023	$ 12,054
2024	12,251
2025	11,879
2026	11,727
2027	973
Thereafter	—
Total lease payments	48,884
Less: Imputed interest	(5,733)
Present value of lease liabilities	$ 43,151

Other Commitments. In the ordinary course of business, the Company enters into multi-year agreements to purchase sponsorships with event organizers, resorts and athletes as part of its marketing efforts; software licenses related to its financial and IT systems; debt agreements; and various other contractual commitments. As of December 31, 2022, future commitments were as follows:

(in thousands)	Total	2023	2024	2025	2026	2027	Thereafter
Other contractual commitments	78,955	52,472	25,050	1,433	—	—	—
Long-term debt [1]	149,141	1,797	1,797	145,547	—	—	—
Total contractual cash obligations	$ 228,096	$ 54,269	$ 26,847	$ 146,980	$ —	$ —	$ —

[1] The Company's convertible senior note is due in November 2025. The balances include accrued and unpaid interest as of December 31, 2022. Refer to Note 4 Financing arrangements.

Legal proceedings and investigations. Since 2015, Contour IP Holdings LLC (CIPH) and related entities have filed lawsuits in various federal district courts alleging, among other things, patent infringement in relation to certain GoPro products. Following litigation in federal courts and the United States Patent and Trademark Office, CIPH's patents were ruled invalid in March 2022. Judgment was then entered in favor of the Company and against CIPH. CIPH later appealed, and the appeal is pending at the Federal Circuit. The Company believes that the appeal lacks merit and intends to vigorously defend against CIPH's appeal.

The Company regularly evaluates the associated developments of the legal proceeding described above, as well as other legal proceedings that arise in the ordinary course of business. While litigation is inherently uncertain, based on the currently available information, the Company is unable to determine a loss or a range of loss, and does not believe the ultimate cost to resolve these matters will have a material adverse effect on its business, financial condition, cash flows or results of operations.

Indemnifications. The Company has entered into indemnification agreements with its directors and executive officers which requires the Company to indemnify its directors and executive officers against liabilities that may arise by reason of their status or service. In addition, in the normal course of business, the Company enters into agreements that contain a variety of representations and warranties, and provide for general indemnification. The Company's exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but have not yet been made. It is not possible to determine the maximum potential amount under these indemnification agreements due to the Company's limited history with indemnification claims and the unique facts and circumstances involved in each particular agreement. As of December 31, 2022, the Company has not paid any claims nor has it been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

10. Concentrations of risk and geographic information

Concentration of risk. Financial instruments which potentially subject the Company to concentration of credit risk includes cash and cash equivalents, marketable securities, accounts receivable, and derivative instruments, including the Capped Calls associated with the 2025 Notes. The Company places cash and cash equivalents with high-credit-quality financial institutions; however, the Company maintains cash balances in excess of the FDIC insurance limits. The Company believes that credit risk for accounts receivable is mitigated by the Company's credit evaluation process, relatively short collection terms and dispersion of its customer base. The Company generally does not require collateral and losses on trade receivables have historically been within the Company's expectations. The Company believes its counterparty credit risk related to its derivative instruments is mitigated by transacting with major financial institutions with high credit ratings.

Customers who represented 10% or more of the Company's net accounts receivable balance were as follows:

	December 31, 2022	December 31, 2021
Customer A	30%	18%
Customer B	11%	30%

The following table summarizes the Company's accounts receivables sold, without recourse, and factoring fees paid:

(in thousands)	Year ended December 31,		
	2022	**2021**	**2020**
Accounts receivable sold	$ 122,662	$ 108,636	$ 99,410
Factoring fees	1,122	426	678

Third-party customers who represented 10% or more of the Company's total revenue were as follows:

	Year ended December 31,		
	2022	**2021**	**2020**
Customer A	*	11%	10%

* Less than 10% of total revenue for the period indicated.

Supplier concentration. The Company relies on third parties for the supply and manufacture of its products, some of which are sole-source suppliers. The Company believes that outsourcing manufacturing enables greater scale and flexibility. As demand and product lines change, the Company periodically evaluates the need and advisability of adding manufacturers to support its operations. In instances where a supply and manufacture agreement does not exist or suppliers fail to perform their obligations, the Company may be unable to find alternative suppliers or satisfactorily deliver its products to its customers on time, if at all. The Company also relies on third parties with whom it outsources supply chain activities related to inventory warehousing, order fulfillment, distribution and other direct sales logistics. In instances where an outsourcing agreement does not exist or these third parties fail to perform their obligations, the Company may be unable to find alternative partners or satisfactorily deliver its products to its customers on time.

Geographic information

Revenue by geographic region was as follows:

(in thousands)	Year ended December 31,			2022 vs 2021	2021 vs 2020
	2022	**2021**	**2020**	**% Change**	**% Change**
Americas	$ 521,270	$ 607,534	$ 483,331	(14)%	26 %
Europe, Middle East and Africa (EMEA)	300,870	305,654	218,670	(2)	40
Asia and Pacific (APAC)	271,401	247,896	189,924	9	31
Total revenue	$ 1,093,541	$ 1,161,084	$ 891,925	(6)%	30 %

Revenue from the United States, which is included in the Americas geographic region, was $446.0 million, $526.5 million, and $428.3 million for 2022, 2021 and 2020, respectively. No other individual country exceeded 10% of total revenue for any period presented. The Company does not disclose revenue by product category as it does not track sales incentives and other revenue adjustments by product category to report such data.

As of December 31, 2022 and 2021, long-lived assets, which represent net property and equipment, located outside the United States, primarily in Hong Kong and mainland China, were $4.0 million and $6.2 million, respectively.

11. Restructuring charges

Restructuring charges for each period were as follows:

(in thousands)	Year ended December 31,					
	2022		**2021**		**2020**	
Cost of revenue	$	8,090	$	70	$	1,201
Research and development		244		600		8,062
Sales and marketing		137		361		10,684
General and administrative		77		195		5,449
Total restructuring charges	$	8,548	$	1,226	$	25,396

Fourth quarter 2022 restructuring

In December 2022, the Company approved a restructuring plan to reduce camera production-related costs by globally realigning its manufacturing footprint to concentrate production activities in two primary locations: China and Thailand. Under the fourth quarter 2022 restructuring, the Company recorded restructuring charges of $8.1 million including $7.0 million for camera production line closure costs and $1.1 million for related transitional costs to migrate production to the Company's remaining manufacturing locations.

The following table provides a summary of the Company's restructuring activities and the movement in the related liabilities recorded in accrued expenses and other current liabilities on the Consolidated Balance Sheets under the fourth quarter 2022 restructuring.

(in thousands)	Contract and Other Costs		Total	
Restructuring liability as of December 31, 2021	$	—	$	—
Restructuring charges		8,061		8,061
Non-cash reductions		(228)		(228)
Restructuring liability as of December 31, 2022	$	7,833	$	7,833

Second quarter 2020 restructuring

On April 14, 2020, the Company approved a restructuring to reduce future operating expenses, optimize its business model and address the impact of the COVID-19 pandemic. The restructuring provided for a reduction of the Company's global workforce by approximately 20% and the consolidation of certain leased office facilities. Under the second quarter 2020 restructuring, the Company recorded restructuring charges of $31.5 million to date, including a $12.5 million right-of-use asset impairment primarily related to its headquarters campus, $7.4 million related to severance, and $11.6 million related to accelerated depreciation and other charges.

The Company ceased using a portion of its headquarters campus in the third quarter of 2020 as part of the second quarter 2020 restructuring. The unused portion of the Company's headquarters campus has its own identifiable expenses and is not dependent on other parts of the Company, and thus was considered its own asset group. As a result, the Company impaired a part of the carrying value of the related right-of-use asset to its estimated fair value using the discounted future cash flows method. The discounted future cash flows were determined based on future sublease rental rates, future sublease market conditions and a discount rate based on the weighted-average cost of capital. Based on the results of the Company's assessment, the Company recognized a $12.3 million impairment, which was reflected as a restructuring expense, primarily in the operating expense financial statement line items in the Consolidated Statements of Operations.

Schedule II

GoPro, Inc.

VALUATION AND QUALIFYING ACCOUNTS

For the year ended December 31, 2022, 2021 and 2020

(in thousands)	Balance at Beginning of Year	Charges to Revenue	Charges (Benefits) to Expense	Charges to Other Accounts - Equity	Deductions /Write-offs	Balance at End of Year
Allowance for doubtful accounts receivable:						
Year ended December 31, 2022	$ 700	$ —	$ (294)	$ —	$ (16)	$ 390
Year ended December 31, 2021	492	—	393	—	(185)	700
Year ended December 31, 2020	830	—	(24)	—	(314)	492
Valuation allowance for deferred tax assets:						
Year ended December 31, 2022	$ —	$ —	$ —	$ —	$ —	$ —
Year ended December 31, 2021	287,276	—	(284,551)	—	(2,725)	—
Year ended December 31, 2020	277,693	—	16,762	(7,179)	—	287,276

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on the evaluation of our disclosure controls and procedures as of December 31, 2022, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the three months ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including the CEO and CFO, recognizes that our disclosure controls and procedures or our internal control over financial reporting cannot prevent or detect all possible instances of errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required for this Item is incorporated by reference from our Proxy Statement to be filed for our 2023 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2022.

Item 11. Executive Compensation

The information required for this Item is incorporated by reference from our Proxy Statement to be filed for our 2023 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2022.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities authorized for issuance under equity compensation plans. The information required by this item will be included in an amendment to this Annual Report on Form 10-K or incorporated by reference from our Proxy Statement to be filed with the SEC for our 2023 Annual Meeting of Stockholders within 120 days after the end of our fiscal year ended December 31, 2022.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required for this Item is incorporated by reference from our Proxy Statement to be filed for our 2023 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2022.

Item 14. Principal Accounting Fees and Services

The information required for this Item is incorporated by reference from our Proxy Statement to be filed for our 2023 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2022.

PART IV

Item 15. Exhibits, Financial Statement Schedules

1. Financial Statements

    The financial statements filed as part of this report are listed in the Index to Consolidated Financial Statements under Part II, Item 8 of this Form 10-K.

2. Financial Statement Schedules

    The financial statement schedule filed in response to Part II, Item 8 and Part IV, Item 15(c) of this Form 10-K is listed under Part II, Item 8 on the Index to Consolidated Financial Statements.

3. Exhibit Listing

Exhibit Number	Exhibit Title	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.01	Restated Certificate of Incorporation of the Registrant, with Certificate of Change of Registered Agent and/or Registered Office	10-K	001-36514	3.01	February 15, 2019	
3.02	Amended and Restated Bylaws of the Registrant.	S-1	333-200038	3.02	November 10, 2014	
4.01	Form of Registrant's Class A common stock certificate.	S-1	333-196083	4.01	May 19, 2014	
4.08	Description of Registrant's Securities Registered Under Section 12 of the Exchange Act	10-K	001-36514	4.08	February 14, 2020	
10.01*	Form of Indemnity Agreement by and between the Registrant and each of its directors and executive officers.	S-1	333-196083	10.01	May 19, 2014	
10.02*	Form of Change in Control Severance Agreement.	S-1	333-196083	10.09	May 19, 2014	
10.03*	2010 Equity Incentive Plan, as amended, and form of stock option agreement and restricted stock unit agreement.	S-1	333-196083	10.02	May 19, 2014	
10.04*	2014 Equity Incentive Plan, as amended, and forms thereunder.	10-Q	001-36514	10.03	July 29, 2016	
10.05*	2014 Employee Stock Purchase Plan and forms thereunder.	S-1/A	333-196083	10.04	June 11, 2014	
10.06*	Executive Severance Policy.	10-K	001-36514	10.06	February 15, 2019	
10.07*	Employment Letter to Nicholas Woodman from the Registrant, dated June 2, 2014.	S-1/A	333-196083	10.16	June 11, 2014	
10.08*	Waiver Agreement dated January 1, 2018 by and between Nicholas Woodman and the Registrant.	10-K	001-36514	10.17	February 16, 2018	
10.09*	Offer Letter to Eve Saltman from the Registrant, dated March 7, 2018.	10-Q	001-36514	10.02	May 4, 2018	
10.10*	Offer Letter to Brian McGee from the Registrant, dated September 3, 2015.	10-K	001-36514	10.12	February 16, 2017	
10.11*	Offer Letter to Aimee Lapic from the Registrant, dated March 26, 2020.	10-K	001-36514	10.11	February 12, 2021	
10.12*	Offer Letter to Dean Jahnke from the Registrant, dated March 5, 2014.					X
10.13*	Offer Letter to Kevin Hinge from the Registrant, dated July 7, 2016.					X
10.14	Office Lease Agreement, dated as of November 1, 2011, by and between Locon San Mateo, LLC and the Registrant, as amended, and other leases for the Registrant's headquarters.	S-1	333-196083	10.12	May 19, 2014	
10.15	Eighth amendment to Office Lease Agreement, by and between RAR2 - Clearview Business Park Owner QRS, LLC and the Registrant, dated February 24, 2016.	10-K	001-36514	10.15	February 16, 2017	

10.16	Ninth amendment to Office Lease Agreement, by and between RAR2 - Clearview Business Park Owner QRS, LLC and the Registrant, dated August 3, 2016.	10-K	001-36514	10.16	February 16, 2017	
10.17	First Amendment, dated August 12, 2016, to Office Lease Agreement dated November 1, 2011, between the Company and RAR2-Clearview Business Park Owner, LLC.	10-Q	001-36514	10.02	August 4, 2017	
10.18	Tenth amendment to Office Lease Agreement by and between HG Clearview Owner LLC and the Registrant, dated April 30, 2019	10-Q	001-36514	10.01	May 10, 2019	
10.19	Credit Agreement by and among Registrant, the Lenders party thereto and Wells Fargo Bank, National Association, N.A. dated January 22, 2021.	10-K	001-36514	10.22	February 12, 2021	
10.20	Indenture, dated as of April 12, 2017, between the Company and Wells Fargo Bank, National Association (including the form of 3.50% Convertible Senior Notes due 2022)	8-K	001-36514	4.1	April 12, 2017	
10.21	Indenture, dated as of November 24, 2020, between the Company and Wells Fargo Bank, National Association (including the form of 1.25% convertible senior notes due 2025)	8-K	001-36514	4.1	November 24, 2020	
10.22	Sub-Lease Agreement, dated as of October 14, 2021, by and between Skydio and the Registrant, for the Registrant's headquarters' buildings E and F.	10-K	001-36514	10.25	February 11, 2022	
21.01	List of Subsidiaries.					X
23.01	Consent of Independent Registered Public Accounting Firm.					X
24.01	Power of Attorney (included on the signature page to this Annual Report on Form 10-K).					X
31.01	Certification of Principal Executive Officer Required Under Rule 13(a)-14(a) and 15(d)-14(a) of the Securities Exchange Act of 1934, as amended.					X
31.02	Certification of Principal Financial Officer Required Under Rule 13(a)-14(a) and 15(d)-14(a) of the Securities Exchange Act of 1934, as amended.					X
32.01‡	Certification of the Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.					X
101.INS	Inline XBRL Instance Document					X
101.SCH	Inline XBRL Taxonomy Extension Schema					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase					X
104	Inline XBRL For the cover page of this Annual Report on Form 10-K, included in the Exhibit 101 Inline XBRL Document Set					X

*   Indicates a management contract or compensatory plan.

‡   As contemplated by SEC Release No. 33-8212, these exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the SEC and are not incorporated by reference in any filing of GoPro, Inc. under the Securities Act of 1933 or the Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in such filings.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GoPro, Inc.
(Registrant)

Dated: February 10, 2023

By: /s/ Nicholas Woodman

Nicholas Woodman
Chief Executive Officer
(Principal Executive Officer)

Dated: February 10, 2023

By: /s/ Brian McGee

Brian McGee
Chief Financial Officer and Chief Operating Officer
(Principal Financial Officer)

Dated: February 10, 2023

By: /s/ Charles Lafrades

Charles Lafrades
Chief Accounting Officer
(Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nicholas Woodman and Brian McGee, and each of them, as his true and lawful attorneys-in-fact, proxies and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
By: /s/ Nicholas Woodman Nicholas Woodman	Chief Executive Officer and Chairman *(Principal Executive Officer)*	February 10, 2023
By: /s/ Brian McGee Brian McGee	Chief Financial Officer and Chief Operating Officer *(Principal Financial and Accounting Officer)*	February 10, 2023
By: /s/ Tyrone Ahmad-Taylor Tyrone Ahmad-Taylor	Director	February 10, 2023
By: /s/ Kenneth Goldman Kenneth Goldman	Director	February 10, 2023
By: /s/ Peter Gotcher Peter Gotcher	Director	February 10, 2023
By: /s/ Shaz Kahng Shaz Kahng	Director	February 10, 2023
By: /s/ James Lanzone James Lanzone	Director	February 10, 2023
By: /s/ Alexander Lurie Alexander Lurie	Director	February 10, 2023
By: /s/ Susan Lyne Susan Lyne	Director	February 10, 2023
By: /s/ Frederic Welts Frederic Welts	Director	February 10, 2023
By: /s/ Lauren Zalaznick Lauren Zalaznick	Director	February 10, 2023



